[redacted]

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

2-5-82746

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[redacted]

Kabushiki Kaisha Daimaru
Kabushiki Kaisha Matsuzakaya Holdings

(Names of Subject Company)

1- **The Daimaru, Inc.**
2- **Matsuzakaya Holdings Co., Ltd.**

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

The Daimaru, Inc.
Matsuzakaya Holdings Co., Ltd.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

The Daimaru, Inc.
Attn.: Ichiro Fukuyama
Associate Director and General Manager of the PR & IR Division
7-1, Shinsaibashisuji 1-chome
Chuo-ku, Osaka 542-8501
Japan
(phone number: 81-6-6271-1231)

Matsuzakaya Holdings Co., Ltd.
Attn.: Shinji Matsuda
General Manager, Business Planning Office
16-1, Sakae 3-chome, Sakae, Naka-ku
Nagoya-shi, Aichi 460-8406
Japan
(phone number: 81-52-251-1111)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following documents are attached as exhibits to this Form:

Exhibit number	Description
1	English translation of a press release, dated March 14, 2007, of The Daimaru, Inc. ("Daimaru") and Matsuzakaya Holdings Co., Ltd. ("Matsuzakaya") announcing the establishment of a holding company. [1]
2	English translation of a press release, dated April 9, 2007, of Daimaru and Matsuzakaya announcing their preparation of a stock-transfer plan and details regarding the establishment of a holding company. [2]
3	English translation of the Notice, dated May 1, 2007, of the Ordinary Meeting of Shareholders of Daimaru.
4	English translation of the Notice, dated May 1, 2007, of the Ordinary Meeting of Shareholders of Matsuzakaya.

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Each of Daimaru and Matsuzakaya has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on March 14, 2007.

---

[1] Previously furnished to the Commission as part of Form CB on March 14, 2007.

[2] Previously furnished to the Commission as part of Form CB on April 9, 2007.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Daimaru, Inc.

By: T. Okuda
Name: Tsutomu Okuda
Title: Chairman and Chief Executive Officer

Date: May 1, 2007

TOKYO:34402.1

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Matsuzakaya Holdings Co., Ltd.

By: 茶村 俊一

Name: Shunichi Samura

Title: President

Date: May 1, 2007

TOKYO:34402.1

EXHIBIT 3

[Translation]

(Securities Code 8234)

May 1, 2007

To Our Shareholders:

Tsutomu Okuda
Chairman and Representative Director
The Daimaru, Inc.
1-7, 1-Chome, Shinsaibashi-Suji
Chuo-Ku, Osaka

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Notice of 123rd General Shareholders Meeting

We hope this finds you well. We are pleased to inform you that the 123rd General Shareholders Meeting will be held as set forth below, and kindly request your attendance.

If you are unable to attend the General Shareholders Meeting, we would ask you to exercise your voting right by one of the methods below.

(If voting right will be exercised by mail)

Please review the reference materials for the general shareholders meeting set out below (from page 3 to page 60), indicate your vote on the Voting Right Exercise Form enclosed herein, and return this form to be received by us by 24:00 on Wednesday, May 23, 2007.

(If voting right will be exercised by Internet)

Please access the voting right exercise site (http://www.evote.jp/) specified by us from your computer or mobile telephone, use the login ID and temporary password that are provided in the Voting Right Exercise Form enclosed herein, review the reference materials for the general shareholders meeting attached hereto (from page 3 to page 60), follow the instructions on the screen, and input your vote by 24:00 on Wednesday, May 23, 2007.

We kindly ask you to review pages 61 to 62 of "Instructions on Exercising your Proxy" set out below, prior to exercising your voting right by the Internet.

1. Date and Time: 10:00 AM, Thursday, May 24, 2007

2. Venue: 3rd Floor, My Dome Osaka
2-5 Honmachibashi, Chuo-Ku, Osaka
(We previously held general shareholders meetings at the Osaka Chamber of Commerce and Industry. However, as we expect large attendance of our shareholders, we have decided to use the larger venue of My Dome Osaka, located next to the Osaka Chamber of Commerce and Industry.)

3. Agenda of the General Shareholders Meeting

Matters to be reported: 1. Report on the management report and the consolidated and non-consolidated financial statements, for the 123rd period (from March 1, 2006 to February 28, 2007).
2. Report on results of an audit on the 123rd period consolidated financial statements by an outside accounting auditor and the board of statutory auditors.

Matters to be resolved:

Item No. 1 Establishment of parent company by means of stock-transfer

Item No. 2 Payment of officers bonus for fiscal 2006

Item No. 3 Appointment of 7 directors

Item No. 4 Appointment of 2 statutory auditors

4. Matters to be Determined upon Convocation

Please refer to pages 61 to 62 of "Instructions on Exercising your Voting Rights."

The Management report, consolidated financial statements, non-consolidated financial statements, and a certified copy of the audit report are set forth in "The 123rd Period Report" (pages 1 to 43) attached hereto.

REQUEST

If you plan to attend the General Shareholders Meeting, we kindly ask that you submit the Voting Right Exercise Form enclosed herein at the reception desk.

If revisions are made to reference materials for the general shareholders meeting, management report, or consolidated and non-consolidated financial statements, the changed items will be uploaded to our Internet website (http://www.daimaru.co.jp/).

REFERENCE MATERIALS FOR GENERAL SHAREHOLDERS MEETING

Agenda Items and Reference Matters

Item No. 1 Establishment of wholly owning parent company by means of stock-transfer

1. Reason for aforementioned stock-transfer

The volume of sales of department stores in Japan as a whole indicates a downward trend due to, amongst other causes, increasing competition transcending the sector and specific business categories, and further industry consolidation will be inevitable. In addition, as the consumption market is expected to shrink due to a decrease in population, further corporate restructuring and integration is expected to occur, creating a small number of corporate groups with strong competitiveness.

Under these difficult circumstances, Daimaru and Matsuzakaya Holdings Co., Ltd. (hereunder, Matsuzakaya HD) determined that it is best for both of us to integrate the management of our companies, in order to increase our corporate value through the effective utilization of our respective management resources and know-how.

In order to best utilize our respective community-based businesses, we will promote the management integration with a spirit of equality, respecting each other's history and corporate culture while maintaining the trade name of each department store.

The store locations of both companies' department stores do not conflict. The combination of Daimaru and Matsuzakaya HD is indeed optimal because Daimaru possesses top market share from the Kansai area to the west, and Matsuzakaya HD possesses top market share in the Chubu area. This integration will create a nation-wide network, with stores in major cities. We will further increase customer satisfaction by strengthening product lines and services supported by the reinforced operational basis.

In order to maximize corporate value, we will optimize management resources, including personnel, know-how, assets and financial strength of both companies, and quickly further increase profitability and business efficiency.

Both companies will together make efforts to increase corporate value, realize the synergies of integration at an early stage, and establish a presence as the leading Japanese company, in quality and quantity, in the retail industry focusing on the department store business.

For achieving the aforementioned purposes, this agenda item is to ask for your approval on the establishment of "J. FRONT RETAILING Co., Ltd." as the wholly owning parent company, whereby Daimaru and Matsuzakaya HD will become the wholly owned subsidiaries of J. FRONT RETAILING Co., Ltd. by method of stock-transfer under Article 772 of the Company Law (the "Stock Transfer"), conducted jointly by Daimaru and Matsuzakaya HD.

2. Substance of stock-transfer plan

Stock-Transfer Plan (Copy)

The Daimaru, Inc. ("Daimaru") and Matsuzakaya Holdings Co., Ltd. ("Matsuzakaya") agreed to perform a stock-transfer by method of joint stock-transfer, and we therefore jointly prepared a Stock-Transfer Plan (this "Plan") as follows:

Article 1 (Stock-Transfer)

Pursuant to this Plan, Daimaru and Matsuzakaya will perform a stock-transfer ("Stock-Transfer") under which the wholly owing parent company to be newly established by method of joint stock-transfer ("Holding Company") will acquire all issued shares of Daimaru and Matsuzakaya on the Date of Formation of Holding Company.

Article 2 (Purpose, Corporate Name, Location of Head Office, Total Number of Shares Authorized to be Issued, and other Matters set forth in the Articles of Incorporation of Holding Company)

1. The purpose, corporate name, location of head office, and total number of shares authorized to be issued of Holding Company are as follows:

(1) Purpose

The purpose of Holding Company shall be as set forth in Article 2 of the Articles of Incorporation attached hereto as Attachment 1.

(2) Corporate Name

Holding Company's corporate name shall be "J. FRONT RETAILING Kabushiki Kaisha," rendered in English as "J. FRONT RETAILING Co., Ltd."

(3) Location of Head Office

The head office of Holding Company shall be located in Chuo-ku, Tokyo.

(4) Total Number of Shares Authorized to be Issued

The total number of shares authorized to be issued by Holding Company shall be two billion (2,000,000,000) shares.

2. In addition to the items set forth in Section 2.1, the matters to be prescribed in the Articles of Incorporation of Holding Company shall be as set forth in the Articles of Incorporation attached hereto as Attachment 1.

Article 3 (Names of Directors and Statutory Auditors upon Incorporation, and Corporate Name of Outside Accounting Auditor upon Incorporation)

1. The names of the directors upon the incorporation of Holding Company are as follows:

Kunihiko Okada

Tsutomu Okuda

Ryoichi Yamamoto

Shunichi Samura

Toshiaki Tsushima

Kiyozo Kojima

Hiroto Tsukada

Norio Yasunaga

Tsuyoshi Takayama

2. The names of the statutory auditors upon the incorporation of Holding Company are as follows:

Toshio Kido

Junji Nakamura

Takeshi Furuta

Sadahiko Shimizu

Rokurou Tsuruta

3. The name of the outside accounting auditor upon the incorporation of Holding Company is as follows:

Ernst & Young ShinNihon

Article 4 (Shares Delivered upon the Stock-Transfer and Allotment)

1. Holding Company will, upon the Stock-Transfer, deliver a same number of common stocks of Holding Company as (i) the total number of shares of common stock issued of Daimaru as at the date immediately prior to the Date of Formation of Holding Company multiplied by 1.4, and (ii) the total number of shares of common stock issued of Matsuzakaya as at the date immediately prior to the Date of Formation of Holding Company multiplied by 1, to the shareholders of Daimaru and Matsuzakaya (including beneficial shareholders; hereunder, the same) recorded or entered in the final shareholders register of Daimaru and Matsuzakaya (including beneficial shareholders register; hereunder, the same) on the date immediately prior to the Date of Formation of Holding Company (as defined in Article 7; hereunder, the same) in lieu of the common stock held by the respective shareholders.

2. Holding Company will, upon the Stock-Transfer, allot 1.4 shares of common stock of Holding Company per common stock owned by shareholders of Daimaru, and 1 share of common stock of Holding Company per common stock owned by shareholders of Matsuzakaya, to the shareholders of Daimaru and Matsuzakaya that are entered or recorded in the final shareholders register of Daimaru and Matsuzakaya on the date immediately prior to the Date of Formation of Holding Company.

Article 5 (Amount of Stated Capital and Reserve of Holding Company)

The amounts of stated capital and reserve of Holding Company as of the Date of Formation of Holding Company are as follows:

(1) Amount of stated capital

30 billion yen

(2) Amount of capital reserve

7.5 billion yen

(3) Amount of earned reserve

0 yen

(4) Amount of capital surplus

The amount less the total of the amount in (1) and (2) above from the paid-in capital by shareholders upon the incorporation-type restructuring that is set forth in Paragraph 1, Article 83 of the Corporate Accounting Regulation.

(5) Amount of earned surplus

0 yen

Article 6 (Stock Acquisition Right Delivered upon the Stock-Transfer and Allotment)

1.

(1) Holding Company will, upon the Stock-Transfer, deliver to the holders of the 1st series stock acquisition rights issued by Daimaru (the details are as described in Attachment 2 "First Series of Stock Acquisition Rights of The Daimaru, Inc.," hereunder, 1st Series Stock Acquisition Rights of Daimaru) who were entered and recorded in the final stock acquisition rights register of Daimaru on the day immediately prior to the Date of Formation of Holding Company, in lieu of such 1st Series Stock Acquisition Rights of Daimaru, the same number of the 1st Series Stock Acquisition Rights of Holding Company (the details are as described in Attachment 3 "First Series of Stock Acquisition Rights of J. FRONT RETAILING Co, Ltd."; hereunder, 1st Series Stock Acquisition Rights of Holding Company) as the total number of the 1st Series Stock Acquisition Rights of Daimaru as at the end of the day immediately prior to the Date of Formation of Holding Company (i.e., 120 stock acquisition rights; however, in the event all or a portion of the 1st Series Stock Acquisition Rights of Daimaru are retired as a result of exercise or other reasons on or after April 1, 2007 and on or prior to the day immediately prior to the Date of Formation of Holding Company, the number of such retired stock acquisition rights will be subtracted from the 120 stock acquisition rights).

(2) Holding Company will, upon the Stock-Transfer, deliver to the holders of the 2nd series stock acquisition rights issued by Daimaru (the details are as described in Attachment 4 "Second Series of Stock Acquisition Rights of The Daimaru, Inc.," hereunder, 2nd Series Stock Acquisition Rights of Daimaru) who were entered and recorded in the final stock acquisition rights register of Daimaru on the day immediately prior to the Date of Formation of Holding Company, in lieu of such 2nd Series Stock Acquisition Rights of Daimaru, the same number of the 2nd Series Stock Acquisition Rights of Holding Company (the details are as described in Attachment 5 "Second Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd."; hereunder, 2nd Series Stock Acquisition Rights of Holding Company) as the total number of the 2nd Series Stock Acquisition Rights of Daimaru as at the end of the day immediately prior to the Date of Formation of Holding Company (i.e., 155 stock acquisition rights; however, in the event all or a portion of the 2nd Series Stock Acquisition Rights of Daimaru are retired as a result of exercise or other reasons on or after April 1, 2007 and on or prior to the day immediately prior to the Date of Formation of Holding Company, the number of such retired stock acquisition rights will be subtracted from the 155 stock acquisition rights).

(3) Holding Company will, upon the Stock-Transfer, deliver to the holders of the 3rd series stock acquisition rights issued by Daimaru (the details are as described in Attachment 6 "Third Series of Stock Acquisition Rights of The Daimaru, Inc.," hereunder, 3rd Series Stock Acquisition Rights of Daimaru) who were entered and recorded in the final stock acquisition rights register of Daimaru on the day immediately prior to the Date of Formation of Holding Company, in lieu of such 3rd Series Stock Acquisition Rights of Daimaru, the same number

of the 3rd Series Stock Acquisition Rights of Holding Company (the details are as described in Attachment 7 "Third Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd."; hereunder, 3rd Series Stock Acquisition Rights of Holding Company) as the total number of the 3rd Series Stock Acquisition Rights of Daimaru as at the end of the day immediately prior to the Date of Formation of Holding Company (i.e., 240 stock acquisition rights; however, in the event all or a portion of the 3rd Series Stock Acquisition Rights of Daimaru are retired as a result of exercise or other reasons on or after April 1, 2007 and on or prior to the day immediately prior to the *Date of Formation of Holding Company*, the number of such retired stock acquisition rights will be subtracted from the 240 stock acquisition rights).

(4) Holding Company will, upon the Stock-Transfer, deliver to the holders of the 4th series stock acquisition rights issued by Daimaru (the details are as described in Attachment 8 "Fourth Series of Stock Acquisition Rights of The Daimaru, Inc.," hereunder, 4th Series Stock Acquisition Rights of Daimaru) who were entered and recorded in the final stock acquisition rights register of Daimaru on the day immediately prior to the Date of Formation of Holding Company, in lieu of such 4th Series Stock Acquisition Rights of Daimaru, the same number of the 4th Series Stock Acquisition Rights of Holding Company (the details are as described in Attachment 9 "Fourth Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd."; hereunder, 4th Series Stock Acquisition Rights of Holding Company) as the total number of the 4th Series Stock Acquisition Rights of Daimaru as at the end of the day immediately prior to the Date of Formation of Holding Company (i.e., 240 stock acquisition rights; however, in the event all or a portion of the 4th Series Stock Acquisition Rights of Daimaru are retired as a result of exercise or other reasons on or after April 1, 2007 and on or prior to the day immediately prior to the Date of Formation of Holding Company, the number of such retired stock acquisition rights will be subtracted from the 240 stock acquisition rights).

(5) Holding Company will, upon the Stock-Transfer, deliver to the holders of the 1-1st series stock acquisition rights issued by Matsuzakaya (the details are as described in Attachment 10 "1-1st Series of Stock Acquisition Rights of Matsuzakaya Co., Ltd.," hereunder, 1-1st Series Stock Acquisition Rights of Matsuzakaya) who were entered and recorded in the final stock acquisition rights register of Matsuzakaya as of the day immediately prior to the Date of Formation of Holding Company, in lieu of such 1-1st Series Stock Acquisition Rights of Matsuzakaya, the same number of the 5th Series Stock Acquisition Rights of Holding Company (the details are as described in Attachment 11 "Fifth Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd."; hereunder, 5th Series Stock Acquisition Rights of Holding Company) as the total number of the 1-1st Series Stock Acquisition Rights of Matsuzakaya as at the end of the day immediately prior to the *Date of Formation of Holding* Company (i.e., 125 stock acquisition rights; however, in the event all or a portion of the 1-1st Series Stock Acquisition Rights of Matsuzakaya are retired as a result of exercise or other reasons on or after April 1, 2007 and on or prior to the day immediately prior to the Date of Formation of Holding Company, the number of such retired stock acquisition rights will be subtracted from the 125 stock acquisition rights).

(6) Holding Company will, upon the Stock-Transfer, deliver to the holders of the 1-2nd series stock acquisition rights issued by Matsuzakaya (the details are as described in Attachment 12 "1-2nd Series of Stock Acquisition Rights of Matsuzakaya Co., Ltd.," hereunder, 1-2nd Series Stock Acquisition Rights of Matsuzakaya) who were entered and recorded in the final stock acquisition rights register of Matsuzakaya as of the day immediately prior to the Date of Formation of Holding Company, in lieu of such 1-2nd Series Stock Acquisition Rights of Matsuzakaya, the same number of the 6th Series Stock Acquisition Rights of Holding Company (the details are as described in Attachment 13 "Sixth Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd."; hereunder, 6th Series Stock Acquisition Rights of Holding Company) as the total number of the 1-2nd Series Stock Acquisition Rights of Matsuzakaya as at the end of the day immediately prior to the Date of Formation of Holding Company (i.e., 300 stock acquisition rights; however, in the event all or a portion of the 1-2nd Series Stock Acquisition Rights of Matsuzakaya are retired as a result of exercise or other reasons on or after April 1, 2007 and on or prior to the day immediately prior to the Date of

Formation of Holding Company, the number of such retired stock acquisition rights will be subtracted from the 300 stock acquisition rights).

2.

(1) Holding Company will, upon the Stock-Transfer, allot the 1st Series Stock Acquisition Rights of Holding Company, by a ratio of one 1st Series Stock Acquisition Rights of Holding Company per 1st Series Stock Acquisition Rights of Daimaru, to the holders of the 1st Series Stock Acquisition Rights of Daimaru that were entered or recorded in the final stock acquisition rights register of Daimaru as of the date immediately prior to the Date of Formation of Holding Company.

(2) Holding Company will, upon the Stock-Transfer, allot the 2nd Series Stock Acquisition Rights of Holding Company, by a ratio of one 2nd Series Stock Acquisition Rights of Holding Company per 2nd Series Stock Acquisition Rights of Daimaru, to the holders of the 2nd Series Stock Acquisition Rights of Daimaru that were entered or recorded in the final stock acquisition rights register of Daimaru as of the date immediately prior to the Date of Formation of Holding Company.

(3) Holding Company will, upon the Stock-Transfer, allot the 3rd Series Stock Acquisition Rights of Holding Company, by a ratio of one 3rd Series Stock Acquisition Rights of Holding Company per 3rd Series Stock Acquisition Rights of Daimaru, to the holders of the 3rd Series Stock Acquisition Rights of Daimaru that were entered or recorded in the final stock acquisition rights register of Daimaru as of the date immediately prior to the Date of Formation of Holding Company.

(4) Holding Company will, upon the Stock-Transfer, allot the 4th Series Stock Acquisition Rights of Holding Company, by a ratio of one 4th Series Stock Acquisition Rights of Holding Company per 4th Series Stock Acquisition Rights of Daimaru, to the holders of the 4th Series Stock Acquisition Rights of Daimaru that were entered or recorded in the final stock acquisition rights register of Daimaru as of the date immediately prior to the Date of Formation of Holding Company.

(5) Holding Company will, upon the Stock-Transfer, allot the 5th Series Stock Acquisition Rights of Holding Company, by a ratio of one 5th Series Stock Acquisition Rights of Holding Company per 1-1st Series Stock Acquisition Rights of Matsuzakaya, to the holders of the 1-1st Series Stock Acquisition Rights of Matsuzakaya that were entered or recorded in the final stock acquisition rights register of Matsuzakaya as of the date immediately prior to the Date of Formation of Holding Company.

(6) Holding Company will, upon the Stock-Transfer, allot the 6th Series Stock Acquisition Rights of Holding Company, by a ratio of one 6th Series Stock Acquisition Rights of Holding Company per 1-2nd Series Stock Acquisition Rights of Matsuzakaya, to the holders of the 1-2nd Series Stock Acquisition Rights of Matsuzakaya that were entered or recorded in the final stock acquisition rights register of Matsuzakaya as of the date immediately prior to the Date of Formation of Holding Company.

Article 7 (Incorporation Date of Holding Company)

The date to register the Holding Company's incorporation (the "Date of Formation of Holding Company") shall be September 3, 2007. However, this date may be changed upon discussions between Daimaru and Matsuzakaya, in the event of necessity for procedures of the Stock-Transfer or other reasons.

Article 8 (General Shareholders Meeting to Approve the Plan)

1. Daimaru will call a general shareholders meeting on May 24, 2007, and request an approval for the Plan and approval for items required for the Stock-Transfer.

2. Matsuzakaya will call a general shareholders meeting on May 24, 2007, and request an approval for the Plan and approval for items required for the Stock-Transfer.

Article 9 (Listing and Administrator of Shareholders Register)

1. It is intended that Holding Company will list its shares on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange on the Date of Formation of Holding Company.

2. The administrator of the shareholders register of Holding Company will be Mitsubishi UFJ Trust and Banking Corporation.

Article 10 (Distribution of Surpluses)

1. Daimaru may distribute surpluses with a limit of 6 yen per share to shareholders or registered pledgees that are entered or recorded in the final shareholders register as at February 28, 2007.

2. Daimaru may distribute surpluses with a limit of 6 yen per share to shareholders or registered pledgees that are entered or recorded in the final shareholders register as at August 31, 2007.

3. Matsuzakaya may distribute surpluses with a limit of 4 yen per share to shareholders or registered pledgees that are entered or recorded in the final shareholders register as at February 28, 2007.

4. Matsuzakaya may distribute surpluses with a limit of 4 yen per share to shareholders or registered pledgees that are entered or recorded in the final shareholders register as at August 31, 2007.

5. Except as provided in the preceding four paragraphs, Daimaru and Matsuzakaya shall not resolve the distribution of surpluses with a record date that is prior to the Date of Formation of Holding Company, during the period up to the Date of Formation of the Holding Company after the creation of this Plan.

Article 11 (Administration of Corporate Assets)

Daimaru and Matsuzakaya will perform their businesses and their operations and administration of assets with the duty of due care of a good manager from the creation of this Plan until the Date of Formation of Holding Company. Also, if actions may impact the assets, rights or obligations of Daimaru or Matsuzakaya significantly, such actions shall be performed upon discussions between Daimaru and Matsuzakaya.

Article 12 (Effectiveness of this Plan)

This Plan will no longer be effective if the Plan or items required for the Stock-Transfer are not approved at either of the general shareholders meeting of Daimaru or Matsuzakaya under Article 8.

Article 13 (Modification to Terms and Conditions of Stock-Transfer, and Suspension or Cancellation of Stock-Transfer)

If, during the period from the creation of this Plan up to the Date of Formation of Holding Company, there are material changes to the state of financial conditions or managing conditions of Daimaru or Matsuzakaya, critical obstacles to the implementation of the Stock-Transfer occur or are found, or the achievement of objectives in this Plan becomes difficult, the terms and conditions of the Stock-Transfer and other details of this Plan may be modified, or the Stock-Transfer may be suspended or cancelled, upon discussions between Daimaru and Matsuzakaya.

Article 14 (Discussion)

In addition to the items set forth under this Plan, items not set forth in this Plan and other items required for the Stock-Transfer will be set forth upon separate discussions between Daimaru and Matsuzakaya.

To evidence the creation of this Plan, the original will be executed in duplicate, and each party hereto will retain one copy upon placement of the name and seal of Daimaru and Matsuzakaya.

April 9, 2007

Daimaru:	Tsutomu Okura, Chairman and CEO [seal] The Daimaru, Inc. 7-1 1-Chome, Shinsaibashi-Suji, Osaka
Matsuzakaya:	Shunichi Samura, Representative Director and President [seal] Matsuzakaya Holdings Co, Ltd. 16-1 Sakae 3-Chome, Naka-Ku, Nagoya

Attachment 1

J. FRONT RETAILING Co., Ltd.
(the "Company")
Articles of Incorporation

Chapter 1: General Provisions

(Trade Name)
Article 1 The name of the Company is J. Front Retailing Kabushiki Kaisha, and shall be indicated in English as J. FRONT RETAILING Co., Ltd.

(Objective)
Article 2 The objective of the Company is to perform the following businesses:

1. Control or administration of the business of companies carrying out the following businesses or foreign companies carrying out the equivalent businesses of such businesses through owning their shares or equity interests:
   (1) Department store business;
   (2) Retail business;
   (3) Sale of salt, tobacco, drugs, drugs for animals, medical equipment, all kinds of liquor, rice and other grain, measurements equipment, lottery tickets, card, dice and board games, guns and swords;
   (4) Sale of agrichemicals, industrial pharmaceuticals, low explosives, toxicants and deleterious substances;
   (5) Photography business, beauty business, hairdressing and barber businesses, food and beverage business, dry cleaning business, antique and thrift goods sales business, travel business, tailoring business, printing and publishing businesses, publicity agency business, hotel and inn businesses, foreign currency exchange business and financing business;
   (6) Installment sales business and installment purchase mediation business for mail order and credit card businesses for clothing, sundries, office equipment, sporting goods, jewelry and precious metals, art work, furniture, home electronics, daily convenience goods and food;
   (7) Leasing and brokering/agent business covering clothing, sundries, office equipment, sporting goods, jewelry and precious metals, art work, furniture, home electronics, daily convenience goods, travel goods, telecommunication and office equipments, commercial vehicles, showcase fixtures, and fixtures and fittings for stores;
   (8) Product inspection business covering clothing, sundries, office equipment, sporting goods, jewelry and precious metals, art work, furniture, home electronics, daily convenience goods and food, and related consulting businesses;
   (9) Management of game facilities, parking lots, laundromats, stone spa facilities, and sports and cultural facilities;
   (10) Management of clinics, nursery, vocational schools and sports and culture classes;
   (11) Sales and mediation businesses covering membership relating to all kinds of sports and membership to sports and lodging facilities;
   (12) Life insurance soliciting business, non-life insurance brokerage business and insurance brokerage business based upon the Automobile Liability Security Law;
   (13) Video software and film production and sales business and all kinds of box office business in film and shows;
   (14) Manufacturing and sales of furniture, cosmetics, food, snacks, beverages, ice cream and other cold/frozen dairy desserts, and dairy products;
   (15) Agent business for wholesale and import and export businesses and commercial transactions;
   (16) Contractor business and design, management and implementation of all kinds of construction work including structural engineering and interior design;
   (17) Sales, leasing and management of real estate and vessels, and their brokerage businesses;

(18) Building cleaning business, business of maintenance and management of premises and security business based upon the Security Service Law;
(19) Contractor business and leasing business of ceremonial functions;
(20) Cargo transportation and handling business, general passenger vehicle transportation business, logistics business, transportation brokering business, and warehousing business;
(21) Investigation, planning, design and management business operations relating to development of commercial facilities, urban development and community development;
(22) Ownership and usage of marketable securities, land and constructions;
(23) Subcontractor business and businesses relating to contracting business operations;
(24) Credit report business, bill collections business, calculations operation consignment business and information processing services business;
(25) Consignment business under the Law Concerning Consignment of Postal Counter Services, and sales business covering stamps and duty stamps;
(26) Workforce dispatch business;
(27) For-fee job placement business;
(28) Training business relating to education and skills development and enhancement of personnel;
(29) Consignment of store management and sales businesses covering clothing, sundries, office equipment, sporting goods, jewelry and precious metals, art work, furniture, home electronics, daily convenience goods and food;
(30) Consulting operations relating to over-the-counter sales and store operations; and
(31) All operations incidental or relating to any of the items above.

2. All operations incidental or relating to the preceding paragraph.

(Location)
Article 3 The Company shall have its head office in Chuo-Ku, Tokyo.

(Organizational Elements)
Article 4 The Company shall have the following organizational elements, in addition to Shareholders Meetings and Directors:
(1) Board of Directors;
(2) Corporate Auditors;
(3) Board of Corporate Auditors; and
(4) Outside Accounting Auditor

(Method of Giving Public Notice)
Article 5 The method of giving public notice of the Company shall be electronic announcement. However, in the event public notice cannot be made by electronic announcement due to accidents or other unavoidable causes, public notice shall be made in The Nihon Keizai Shimbun.

Chapter 2: Shares

(Total Number of Issuable Shares)
Article 6 Total number of shares authorized to be issued by the Company shall be 2 billion shares.

(Issuance of Share Certificates)
Article 7 The Company shall issue share certificates for its shares.

(Number of Shares Constituting One Voting Unit and Non-Issuance of Share Certificates for Fractional Unit Shares)

Article 8 The number of shares constituting one voting unit of the Company shall be 1,000 shares. The Company shall not issue any share certificates representing shares of less than the number of shares constituting one voting unit ("Fractional Unit Shares"), notwithstanding the provision of the preceding article. However, the preceding sentence shall not apply if otherwise stipulated by the share handling rules of the Company.

(Rights to Fractional Unit Shares)

Article 9 Any shareholder of the Company (including a beneficial shareholder; each a "Shareholder") holding Fractional Unit Shares may not exercise any rights other than the following rights with respect to such Fractional Unit Shares:

(1) the rights listed in the items of paragraph 2 of Article 189 of the Company Law;
(2) the right to make a demand pursuant to the provisions of paragraph 1 of Article 166 of the Company Law;
(3) the right to receive allotments of offered shares and allotments of offered stock acquisition rights in accordance with the number of shares held by such Shareholder; and
(4) the right to make a demand as mentioned in the following article.

(Additional Purchase of Fractional Unit Shares)

Article 10 Any Shareholder holding Fractional Unit Shares may, pursuant to the Company's share handling rules, demand that the Company sell such number of shares as may, together with the number of such Fractional Unit Shares, constitute the number of shares totaling one voting unit (such demand being hereinafter referred to as a "Demand for Additional Purchase"). However, the preceding sentence shall not apply to a Demand for Additional Purchase where the Company owns no transferable treasury stocks.
The timing and the way to make a Demand for Additional Purchase shall be governed by the rules established by the Board of Directors.

(Shareholder Register Manager)

Article 11 The Company shall have a shareholder register manager.
The shareholder register manager and its place of business shall be designated by a resolution of the Board of Directors, and public notice thereof shall be given.
The preparation and storage of the shareholders register (including the beneficial shareholder register; the same shall apply hereafter), register of stock acquisition rights and lost-share-certificate register of the Company and other administrative affairs relating to such registers shall be commissioned to the shareholder register manager, and the Company shall not handle such affairs.

(Share Handling Rules)

Article 12 The handling of shares and stock acquisition rights of the Company, procedures for exercising rights of shareholders, and fees and charges therefor shall be governed by laws and regulations, these Articles of Incorporation and the rules established by the Board of Directors.

Chapter 3: Shareholders' Meeting

(Timing of Convening Shareholders' Meeting)

Article 13 An annual Shareholders Meetings shall be convened in May of each year, and an extraordinary Shareholders' Meetings shall be convened whenever necessary.

(Record Date for Annual Shareholders' Meeting)

Article 14 The record date for the voting rights of the annual Shareholders' Meeting shall be the last day of February of each year.

(Person with Convocation Right and Chairperson)

Article 15 A Shareholders' Meeting shall be convened by the Director-President, who shall act as chairperson at the meeting.

In case of the inability of the Director-President to so act, any one of the other Directors shall act in his/her place in accordance with an order previously determined by a resolution of the Board of Directors.

(Place of Convocation)

Article 16 Shareholders' Meetings of the Company shall be convened within the wards of Tokyo.

(Internet Disclosure of Reference Materials for Shareholders' Meetings and Deemed Provision)

Article 17 Upon convocation of a Shareholders' Meeting, the Company may be deemed to have provided the information relating to the matters to be described or indicated in the reference materials for the shareholders' meeting, business report, non-consolidated accounting statements or consolidated accounting statements, to the Shareholders by disclosure through the Internet in accordance with the applicable Ministry of Justice Order.

(Method of Resolution)

Article 18 Unless otherwise prescribed by laws and regulations or these Articles of Incorporation, a resolution of a Shareholders' Meeting shall be adopted by a majority of the voting rights of Shareholders who are entitled to exercise voting rights (each a "Voting Shareholder") and are present at such meeting.

A special resolution as mentioned in Article 309, paragraph 2 of the Company Law shall be adopted when Shareholders holding at least one-third (1/3) of the voting rights of the Voting Shareholders are present at such meeting and by at least two-thirds (2/3) of the voting rights of such Shareholders present.

(Exercise of Voting Right by Proxy)

Article 19 A Shareholder may designate another Shareholder with voting rights to exercise the designating Shareholder's voting right. However, each such Shareholder or proxy shall submit a document evidencing their proxy power to the Company at each Shareholders' Meeting.

Chapter 4: Directors and Board of Directors

(Number of Directors)

Article 20 The Company shall have 12 or fewer Directors.

(Method of Election of Directors)

Article 21 The Directors shall be elected at a Shareholders' Meeting.

A resolution for the election of Directors shall be adopted when Shareholders holding at least one-third (1/3) of the voting rights of the Voting Shareholders are present at a Shareholders' Meeting and by a majority of such voting rights.

No cumulative voting may be used for a resolution to elect Directors.

(Term of Office of Directors)

Article 22 The term of office of a director shall expire at the end of the annual Shareholders' Meeting that relates to the latest business year ending within one year after his/her election to office.

(Representative Director)

Article 23 The Board of Directors shall appoint a Representative Director by its resolution.

(Directors with Specific Titles)
Article 24 The Board of Directors may appoint one Director-Chairperson and one Director-President by its resolution.

(Convocation of a Meeting of the Board of Directors)
Article 25 The convocation notice of a meeting of the Board of Directors must be given 3 days prior to the scheduled date of such meeting. However, in case of emergency, this notice period may be shortened.

(Omission of a Resolution of the Board of Directors)
Article 26 A resolution of the Board of Directors shall be deemed to have been adopted upon the fulfillment of the requirements of Article 370 of the Company Law.

(Rules of the Board of Directors)
Article 27 Unless otherwise prescribed by laws and regulations or these Articles of Incorporation, matters relating to the Board of Directors shall be prescribed by the rules of the Board of Directors established by the Board of Directors.

(Advisor)
Article 28 An advisor may be appointed by a resolution of the Board of Directors.

(Exemption of Liability of Board of Directors)
Article 29 The Company may exempt Directors (including those who were previously Directors) from liability for damages for the negligence of their duties to the extent permitted by laws and regulations pursuant to the provisions of paragraph 1 of Article 426 of the Company Law by a resolution of the Board of Directors.

(Limited Liability Agreement with Outside Directors)
Article 30 The Company and each Outside Director may execute an agreement limiting the liability for damages for negligence of his/her duties pursuant to the provisions of paragraph 1 of Article 427 of the Company Law. However, the maximum amount of liability under such agreement shall be the higher of the previously stipulated amount of not less than 12,000,000 yen or the amount fixed by laws and regulations.

Chapter 5: Corporate Auditors and Board of Corporate Auditors

(Number of Auditors)
Article 31 The Company shall have 5 or fewer Corporate Auditors.

(Method of Election of Corporate Auditors)
Article 32 The Corporate Auditors shall be elected at a Shareholders' Meeting.
A resolution for the election of Corporate Auditors shall be adopted when Shareholders holding at least one-third (1/3) of the voting rights of the Voting Shareholders are present at a Shareholders' Meeting and by a majority of such voting rights.

(Term of Office of Corporate Auditors)
Article 33 The term of office of a Corporate Auditor shall expire at the end of the annual Shareholders' Meeting that relates to the latest business year ending within four years after his/her election to office.
The term of office of a Corporate Auditor who has been elected to fill a vacancy caused by a Corporate Auditor resigning before the expiry of his/her office shall expire at the time when the remaining term of his/her predecessor would have expired.

(Fulltime Corporate Auditors)
Article 34 The Corporate Auditors shall elect one or more fulltime Corporate Auditors.

(Notice of a Meeting of the Board of Corporate Auditors)

Article 35 The convocation notice of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three (3) days before the scheduled date of such meeting. However, in case of emergency, such notice period may be shortened.

(Rules of the Board of Corporate Auditors)

Article 36 Unless otherwise prescribed by laws and regulations or these Articles of Incorporation, matters concerning the Board of Corporate Auditors shall be prescribed by the rules established by the Board of Corporate Auditors.

(Exemption of Liability of Corporate Auditors)

Article 37 The Company may exempt Corporate Auditors (including those who were previously Corporate Auditors) from the liability for damages for negligence of their duties to the extent permitted by laws and regulations pursuant to the provisions of paragraph 1 of Article 426 of the Company Law by a resolution of the Board of Directors.

(Limited Liability Agreement with Outside Corporate Auditors)

Article 38 The Company and each Corporate Auditor may execute an agreement limiting the liability for damages for negligence of their duties pursuant to the provisions of paragraph 1 of Article 427 of the Company Law. However, the maximum amount of liability under such agreement shall be the higher of the previously stipulated amount of not less than 12,000,000 yen or the amount fixed by laws and regulations.

Chapter 6: Accounting

(Business Year)

Article 39 The business year of the Company shall be 1 year from March 1 of each year to the end of February of the following year.

(Decision-making Body for Dividends of Surplus)

Article 40 The Company shall determine, unless otherwise prescribed by laws and regulations, the matters prescribed in the items of paragraph 1 of Article 459 of the Company Law (such as dividends of surplus) by a resolution of the Board of Directors without a resolution of a Shareholders' Meeting.

(Record Date for Dividends of Surplus)

Article 41 The record date for year-end dividends of the Company shall be the last day of February of each year.

The record date for interim dividends of the Company shall be August 31 of each year.

In addition to dividends set forth in the preceding two paragraphs, dividends of surplus may be paid by prescribing the record date.

(Exclusion Period of Dividends)

Article 42 In the case of dividends in cash, the Company shall be released from the obligation to pay dividends which have remained unclaimed for more than five years after the day on which such dividends first became payable.

Chapter 7: Supplemental Provisions

(Initial Business Year)

Article 1 Notwithstanding the provisions of Article 39, the initial business year of the Company shall be from the date of incorporation of the Company to the last day of February 2008.

(Compensation to the Initial Directors and Corporate Auditors)

Article 2 The amount of compensation from the date of incorporation of the Company to the end of the first annual Shareholders' Meeting (the "Initial Compensation Amount") to the initial Directors shall be within 50 million yen per month.

The Initial Compensation Amount to the initial Corporate Auditors shall be within 7 million yen per month.

(Removal of Supplemental Provisions)

Article 3 These supplemental provisions shall be removed at the end of the first annual Shareholders' Meeting.

Attachment 2

First Series of Stock Acquisition Rights of The Daimaru, Inc.

1. Title of Stock Acquisition Rights

   First Series of Stock Acquisition Rights

2. Class and Number of Shares Subject to the Stock Acquisition Right

   120,000 shares of common stock of The Daimaru, Inc. (the "Company"). However, this figure shall be reduced by the number of stock acquisition rights extinguished, multiplied by 1,000, since April 1, 2007 because they were exercised or for other reasons.

   In the event the Company performs a stock split or reverse stock split, the number of shares that are the subject of the stock acquisition rights shall be adjusted by the formula below. However, such an adjustment shall only apply to the number of shares that are the subject of the stock acquisition rights which have not been exercised as of the relevant point in time, and in the event fractional shares are created as a result of the adjustment, such fractional shares shall be disregarded.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split (or reverse stock split)}$$

3. Total Number of Stock Acquisition Rights

   120 stock acquisition rights. However, this figure shall be reduced by the number of stock acquisition rights extinguished because they were exercised or for other reasons since April 1, 2007. (The number of shares that are subject to one stock acquisition right is 1,000 shares. However, the same adjustment shall be made in the event the adjustment to the number of shares as set out in Section 2 above was made.)

4. Issue Price of each Stock Acquisition Right

   Each stock acquisition right was issued without consideration.

5. Issue Date of each Stock Acquisition Right

   Wednesday, September 25, 2002

6. Amount Paid Upon the Exercise of each Stock Acquisition Right

   The amount of payment per share is 566 yen (as at April 9, 2007)
   However, in the event the Company performs a stock split or reverse stock split on or after April 9, 2007, the amount of the payment shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Amount of payment after adjustment} = \text{Amount of payment before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

   In addition, in the event the Company issues new shares or disposes of treasury stock at prices below market value on or after April 9, 2007, the amount of the payment shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Amount of payment after adjustment} = \text{Amount of payment before adjustment} \times \frac{\text{Shares outstanding} + \dfrac{\text{Number of shares newly issued or disposed of} \times \text{Amount of payment or disposal price per share}}{\text{Market value per share}}}{\text{Shares outstanding} + \text{Number of shares newly issued or disposed of}}$$

7. Exercise Period of Stock Acquisition Rights

From September 25, 2002 to May 23, 2012

8. Conditions for Exercising Stock Acquisition Rights

(1) A person who is allotted stock acquisition rights shall be required to hold the position of director, statutory auditor or employee of the Company or a subsidiary of the Company at the time the stock acquisition rights are exercised. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, such person may exercise the stock acquisition rights for two (2) years from the time of losing the position.

(2) Other conditions for exercising stock acquisition rights shall be set forth in the "Allotment Agreement on Stock Acquisition Rights" which is signed separately between the Company and the recipient of the stock acquisition rights.

9. Terms and Conditions on Acquisition of Stock Acquisition Rights

(1) If a merger agreement is approved under which the Company is dissolved, and if the general shareholders' meeting approves of a stock-for-stock exchange agreement and a stock-transfer under which the Company becomes a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without compensation.

(2) If the stock acquisition rights could not be exercised due to the loss of position of director, statutory auditor and employee of the Company and of a subsidiary of the Company prior to the exercising of the stock acquisition rights by the stock acquisition right holders, the Company may acquire the stock acquisition rights without compensation. However, in the event such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, the Company may acquire the stock acquisition rights after two (2) years from the time of such person losing the position.

10. Restriction on the Transfer of Stock Acquisition Rights

Approval of the board of directors shall be required to transfer stock acquisition rights.

11. Issuance of Stock Acquisition Right Certificates

Stock acquisition right certificates will be issued, only upon the request of a stock acquisition right holder.

12. Amount not Incorporated into the Stated Capital out of the New Share Issue Price

The amount not to be incorporated into the stated capital equals the amount to be paid when the stock acquisition rights are exercised less the amount incorporated into the stated capital. The amount incorporated into the stated capital shall be the amount obtained by multiplying the amount to be paid when stock acquisition rights are exercised by 0.5, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

Attachment 3

First Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd.

1. Title of Stock Acquisition Rights

First Series of Stock Acquisition Rights

2. Class and Number of Shares Subject to Stock Acquisition Right

The class of shares subject to stock acquisition right shall be common stock of J. FRONT RETAILING Co., Ltd. (the "Company"), and the number of shares subject to each stock acquisition right ("Number of Shares Granted") shall be 1,400 shares. However, on or after April 9, 2007 and before the date of incorporation of the Company, if The Daimaru, Inc. ("Daimaru") performs a stock split (including gratis issue of common stock *(kabushiki mushou-wariate)*; hereinafter, the same) or reverse stock split on the common stock of Daimaru, or the Company performs a stock split or reverse stock split on the common stock of the Company after stock acquisition rights are issued, the Number of Shares Granted will be adjusted by the formula below, and any fractional shares created as a result of such adjustment shall be disregarded.

Number of Shares Granted after adjustment = Number of Shares Granted before adjustment x Ratio of stock split (or reverse stock split)

The Number of Shares Granted after adjustment shall be applied (i) in the case of stock split, on or after the day following the record date for the stock split, and (ii) in the case of reverse stock split, on or after the effective date thereof. However, when a stock split is performed under the condition that an item to reduce the amount of surplus and increase stated capital or capital reserve will be approved at the general shareholders meeting, and when a date prior to the day of closing of the aforementioned general shareholders meeting is set as the record date for the stock split, on or after the day following the day of closing of the aforementioned general shareholders meeting, the Number of Shares Granted after adjustment shall be applied retroactively from the day immediately after the aforementioned record date.

In addition, when the Number of Shares Granted is adjusted, the Company will notice necessary items to all persons holding stock acquisition rights who are entered in the stock acquisition right register ("Stock Acquisition Right Holders"), or make a public notice with respect to necessary items, by the day immediately prior to the date of application of the Number of Shares Granted after adjustment. However, if a notice or public notice cannot be made by the day immediately prior to the date of the aforementioned application, the notice or public notice shall be made swiftly thereafter.

3. Price of Assets to be Contributed upon Exercise of Stock Acquisition Right

The price of assets that are contributed upon exercise of stock acquisition right shall be the amount obtained by multiplying the amount of payment per share that a shareholder receives from exercising the stock acquisition right ("Exercise Price") by the Number of Shares Granted for the stock acquisition right.
The Exercise Price is 404 yen.

However, on or after April 9, 2007 and before the date of incorporation of the Company, if Daimaru performs a stock split or reverse stock split of the common stock of Daimaru, or the Company performs a stock split or reverse stock split of the common stock of the Company after stock acquisition rights are issued, the Exercise Price shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

In addition, on or after April 9, 2007 and before the date of incorporation of the Company, if Daimaru issues new shares of common stock or disposes of treasury shares of common stock at prices below market value, or the Company issues new shares of common stock or disposes of treasury shares of common stock at prices below market value after stock acquisition rights are issued (this excludes transfer by sales of treasury stock pursuant to the provisions of Article 194 of the Company Law (request to transfer by sale of shares less than the number of shares constituting one voting right ("Less than One Voting Unit Shares *(tangenmiman kabushiki)*") by any shareholders having Less than One Voting Unit Shares *(tangenmiman kabushiki)*), conversion or exercising of securities that will or may be converted to common stock of the Company or stock acquisition rights that may demand the delivery of common stock of the Company (including stock acquisition rights attached to corporate bonds with stock acquisition right)), the Exercise Price shall be adjusted by the formula below and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Shares outstanding} + \dfrac{\text{Number of shares newly issued} \times \text{Amount of payment per share}}{\text{Market value}}}{\text{Shares outstanding} + \text{Number of shares newly issued}}$$

"Shares outstanding" in the formula above shall mean total shares of common stock outstanding of the Company (or Daimaru if adjustments will be performed for issuance of new shares or disposal of treasury shares of common stock of Daimaru at a price below market value, by the date of incorporation of the Company on or after April 9, 2007) less total treasury shares of common stock that are held by the Company (or Daimaru if adjustments will be performed for issuance of new shares or disposal of treasury shares of common stock of Daimaru at a price below market value, by the date of incorporation of the Company on or after April 9, 2007). Also, if treasury shares will be disposed of, "Number of shares newly issued" shall be read as "Number of treasury shares to be disposed of."

4. Exercise Period of Stock Acquisition Rights

From September 3, 2007 to May 23, 2012

5. Conditions for Exercising Stock Acquisition Rights

(1) A person who is allotted stock acquisition rights shall be required to hold the position of director, statutory auditor or employee of the Company or a subsidiary of the Company at the time the stock acquisition rights are exercised. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, such person may exercise the stock acquisition rights for two (2) years from the time of losing the position.

(2) Other conditions for exercising stock acquisition rights shall be set forth in the "Allotment Agreement on Stock Acquisition Rights" which is signed separately between the Company and the recipient of the stock acquisition rights.

6. Terms and Conditions on Acquisition of Stock Acquisition Rights

(1) If the general shareholders' meeting (or board of directors meeting, if a resolution of the shareholders' meeting is not required) approves of a merger agreement that dissolves the Company, or a stock-for-stock exchange agreement or stock-transfer under which the Company

becomes a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without compensation on the date separately determined by the board of directors of the Company.

(2) If the stock acquisition rights could not be exercised due to the loss of position of director, statutory auditor and employee of the Company and of a subsidiary of the Company prior to the exercising of the stock acquisition rights by the Stock Acquisition Right Holders, the Company may acquire the stock acquisition rights without compensation. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, the Company may acquire the stock acquisition rights after two (2) years from the time of such person losing the position.

7. Restriction on Acquisition of Stock Acquisition Rights by Transfer

An approval of the board of directors shall be required to acquire stock acquisition rights by transfer.

8. Issuance of Stock Acquisition Right Certificates

Stock acquisition right certificates will not be issued.

9. Items on Stated Capital and Capital Reserve to be Increased when Shares are Issued due to Exercising Stock Acquisition Rights

(1) The amount of increase in stated capital when shares are issued due to exercising stock acquisition rights shall be an amount that is one-half of the limit on increases to capital and other items that is calculated in accordance with Section 1, Article 40, of the Corporate Accounting Regulation, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

(2) The amount of increase in the capital reserve when shares are issued due to exercising stock acquisition rights shall be the amount of the limit on increases to capital and other items that is described in (1) above less the amount of stated capital to be increased that is set forth in (1) above.

10. Policies on Decisions covering Details of Delivery of Stock Acquisition Rights of Re-organized Companies, and Extinction of Stock Acquisition Rights when an Organization is Re-Organized

When the Company performs a merger (limited to when the Company will be dissolved by the merger), absorption-type demerger *(kyushu bunkatsu)*, incorporation-type demerger *shinsetsu bunkatsu)*, stock-for-stock exchange *(kabushiki kokan)* or stock transfer *(kabushiki iten*;(collectively, "Re-Organization"), the stock acquisition rights ("Stock Acquisition Rights of Re-Organized Company") of the *Kabushiki Kaisha* set forth in Paragraphs 8 (*i*)~(*ho*), Section 1, Article 236, of the Company Law ("Re-Organized Company") will be delivered to the Stock Acquisition Right Holders of stock acquisition rights outstanding when Re-Organization takes effect ("Outstanding Stock Acquisition Rights") under the terms and conditions below. In this case, Outstanding Stock Acquisition Rights are extinguished, and the Re-Organized Company will newly deliver Stock Acquisition Rights of Re-Organized Company. However, the foregoing shall be applicable only in the event that the delivery of Stock Acquisition Rights of Re-Organized Company is set forth in the absorption-type merger agreement, incorporation-type merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, stock-for-stock exchange agreement or stock transfer plan, in accordance with the terms and conditions below.

(1) Number of Stock Acquisition Rights of Re-Organized Company that will be delivered

The number of stock acquisition rights that will be delivered is equal to the number of Outstanding Stock Acquisition Rights.

(2) Class of shares of Re-Organized Company subject to Stock Acquisition Rights of Re-Organized Company

This shall be common stock of the Re-Organized Company.

(3) Number of shares of Re-Organized Company subject to Stock Acquisition Right of Re-Organized Company

These shall be decided in accordance with 2. above, upon consideration of the terms and conditions of Re-Organization.

(4) Price of assets to be contributed upon Exercise of Stock Acquisition Rights of Re-Organized Company

The price of assets contributed when Stock Acquisition Right of Re-Organized Company is exercised shall be the amount obtained by multiplying the Exercise Price after Re-Organization that was adjusted after the Re-Organization terms and conditions were considered, by the number of shares subject to the stock acquisition right decided in accordance with (3) immediately above.

(5) Exercise Period of Stock Acquisition Rights of Re-Organized Company

This period shall be from the effective date of Re-Organization to the end date of the exercise period set forth in 4. above.

(6) Items on stated capital and capital reserve to be increased when shares are issued due to exercising Stock Acquisition Rights of Re-Organized Company

These shall be decided in accordance with 9. above.

(7) Restriction on acquisition of Stock Acquisition Rights of Re-Organized Company by transfer

Acquisition of Stock Acquisition Rights of Re-Organized Company by transfer shall require the approval of the board of directors of the Re-Organized Company.

(8) Terms and conditions on acquisition of Stock Acquisition Rights of Re-Organized Company

These shall be decided in accordance with 6. above.

(9) Other terms and conditions on exercising Stock Acquisition Rights of Re-Organized Company

These shall be decided in accordance with 5. above.

11. Rules on Fractional Shares Generated when Stock Acquisition Rights are Exercised

If there are fractional shares in the shares delivered to Stock Acquisition Right Holders who exercised stock acquisition rights, these fractional shares shall be disregarded.

Attachment 4

Second Series of Stock Acquisition Rights of The Daimaru, Inc.

1. Title of Stock Acquisition Rights
   Second Series of Stock Acquisition Rights

2. Class and Number of Shares Subject to the Stock Acquisition Right
   155,000 shares of common stock of The Daimaru, Inc. (the "Company"). However, this figure shall be reduced by the number of stock acquisition rights extinguished, multiplied by 1,000, since April 1, 2007 because they were exercised or for other reasons.

   In the event the Company performs a stock split or reverse stock split, the number of shares that are the subject of the stock acquisition rights shall be adjusted by the formula below. However, such an adjustment shall only apply to the number of shares that are the subject of the stock acquisition rights which have not been exercised as of the relevant point in time, and in the event fractional shares are created as a result of the adjustment, such fractional shares shall be disregarded.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split (or reverse stock split)}$$

3. Total Number of Stock Acquisition Rights
   155 stock acquisition rights. However, this figure shall be reduced by the number of stock acquisition rights extinguished because they were exercised or for other reasons since April 1, 2007. (The number of shares that are subject to one stock acquisition right is 1,000 shares. However, the same adjustment shall be made in the event the adjustment to the number of shares as set out in Section 2 above was made.)

4. Issue Price of each Stock Acquisition Right
   Each stock acquisition right was issued without consideration.

5. Issue Date of each Stock Acquisition Right
   Friday, July 25, 2003

6. Amount Paid Upon the Exercise of each Stock Acquisition Right
   The amount of payment per share is 444 yen (as at April 9, 2007)
   However, in the event the Company performs a stock split or reverse stock split on or after April 9, 2007, the amount of the payment shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Amount of payment after adjustment} = \text{Amount of payment before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

   In addition, in the event the Company issues new shares or disposes of treasury stock at prices below market value on or after April 9, 2007, the amount of the payment shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Amount of payment after adjustment} = \text{Amount of payment before adjustment} \times \frac{\text{Shares outstanding} \quad \dfrac{\text{Number of shares newly issued or disposed of} \times \text{Amount of payment or disposal price per share}}{\text{Market value per share}}}{\text{Shares outstanding} + \text{Number of shares newly issued or disposed of}}$$

7. Exercise Period of Stock Acquisition Rights
   From July 25, 2003 to May 22, 2013

8. Conditions for Exercising Stock Acquisition Rights

(1) A person who is allotted stock acquisition rights shall be required to hold the position of director, statutory auditor, executive officer or employee of the Company or a subsidiary of the Company at the time the stock acquisition rights are exercised. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, such person may exercise the stock acquisition rights for two (2) years from the time of losing the position.

(2) Other conditions for exercising stock acquisition rights shall be set forth in the "Allotment Agreement on Stock Acquisition Rights" which is signed separately between the Company and the recipient of the stock acquisition rights.

9. Terms and Conditions on Acquisition of Stock Acquisition Rights

(1) If a merger agreement is approved under which the Company is dissolved, and if the general shareholders' meeting approves of a stock-for-stock exchange agreement and a stock-transfer under which the Company becomes a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without compensation.

(2) If the stock acquisition rights could not be exercised due to the loss of position of director, statutory auditor, executive officer and employee of the Company and of a subsidiary of the Company prior to the exercising of the stock acquisition rights by the stock acquisition right holders, the Company may acquire the stock acquisition rights without compensation. However, in the event such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, the Company may acquire the stock acquisition rights after two (2) years from the time of such person losing the position.

10. Restriction on the Transfer of Stock Acquisition Rights

Approval of the board of directors shall be required to transfer stock acquisition rights.

11. Issuance of Stock Acquisition Right Certificates

Stock acquisition right certificates will be issued, only upon the request of a stock acquisition right holder.

12. Amount not Incorporated into the Stated Capital out of the New Share Issue Price

The amount not to be incorporated into the stated capital equals the amount to be paid when the stock acquisition rights are exercised less the amount incorporated into the stated capital. The amount incorporated into the stated capital shall be the amount obtained by multiplying the amount to be paid when stock acquisition rights are exercised by 0.5, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

Attachment 5

Second Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd.

1. Title of Stock Acquisition Rights

Second Series of Stock Acquisition Rights

2. Class and Number of Shares Subject to Stock Acquisition Right

The class of shares subject to stock acquisition right shall be common stock of J. FRONT RETAILING Co., Ltd. (the "Company"), and the number of shares subject to each stock acquisition right ("Number of Shares Granted") shall be 1,400 shares. However, on or after April 9, 2007 and before the date of incorporation of the Company, if The Daimaru, Inc. ("Daimaru") performs a stock split (including gratis issue of common stock *(kabushiki mushou-wariate)*; hereinafter, the same) or reverse stock split on the common stock of Daimaru, or the Company performs a stock split or reverse stock split on the common stock of the Company after stock acquisition rights are issued, the Number of Shares Granted will be adjusted by the formula below, and any fractional shares created as a result of such adjustment shall be disregarded.

Number of Shares Granted after adjustment = Number of Shares Granted before adjustment x Ratio of stock split (or reverse stock split)

The Number of Shares Granted after adjustment shall be applied (i) in the case of stock split, on or after the day following the record date for the stock split, and (ii) in the case of reverse stock split, on or after the effective date thereof. However, when a stock split is performed under the condition that an item to reduce the amount of surplus and increase stated capital or capital reserve will be approved at the general shareholders meeting, and when a date prior to the day of closing of the aforementioned general shareholders meeting is set as the record date for the stock split, on or after the day following the day of closing of the aforementioned general shareholders meeting, the Number of Shares Granted after adjustment shall be applied retroactively from the day immediately after the aforementioned record date.

In addition, when the Number of Shares Granted is adjusted, the Company will notice necessary items to all persons holding stock acquisition rights who are entered in the stock acquisition right register ("Stock Acquisition Right Holders"), or make a public notice with respect to necessary items, by the day immediately prior to the date of application of the Number of Shares Granted after adjustment. However, if a notice or public notice cannot be made by the day immediately prior to the date of the aforementioned application, the notice or public notice shall be made swiftly thereafter.

3. Price of Assets to be Contributed upon Exercise of Stock Acquisition Right

The price of assets that are contributed upon exercise of stock acquisition right shall be the amount obtained by multiplying the amount of payment per share that a shareholder receives from exercising the stock acquisition right ("Exercise Price") by the Number of Shares Granted for the stock acquisition right.
The Exercise Price is 317 yen.

However, on or after April 9, 2007 and before the date of incorporation of the Company, if Daimaru performs a stock split or reverse stock split of the common stock of Daimaru, or the Company performs a stock split or reverse stock split of the common stock of the Company after stock acquisition rights are issued, the Exercise Price shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

In addition, on or after April 9, 2007 and before the date of incorporation of the Company, if Daimaru issues new shares of common stock or disposes of treasury shares of common stock at prices below market value, or the Company issues new shares of common stock or disposes of treasury shares of common stock at prices below market value after stock acquisition rights are issued (this excludes transfer by sales of treasury stock pursuant to the provisions of Article 194 of the Company Law (request to transfer by sale of shares less than the number of shares constituting one voting right ("Less than One Voting Unit Shares *(tangenmiman kabushiki)*") by any shareholders having Less than One Voting Unit Shares *(tangenmiman kabushiki)*), conversion or exercising of securities that will or may be converted to common stock of the Company or stock acquisition rights that may demand the delivery of common stock of the Company (including stock acquisition rights attached to corporate bonds with stock acquisition right)), the Exercise Price shall be adjusted by the formula below and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Shares outstanding} + \dfrac{\text{Number of shares newly issued} \times \text{Amount of payment per share}}{\text{Market value}}}{\text{Shares outstanding} + \text{Number of shares newly issued}}$$

"Shares outstanding" in the formula above shall mean total shares of common stock outstanding of the Company (or Daimaru if adjustments will be performed for issuance of new shares or disposal of treasury shares of common stock of Daimaru at a price below market value, by the date of incorporation of the Company on or after April 9, 2007) less total treasury shares of common stock that are held by the Company (or Daimaru if adjustments will be performed for issuance of new shares or disposal of treasury shares of common stock of Daimaru at a price below market value, by the date of incorporation of the Company on or after April 9, 2007). Also, if treasury shares will be disposed of, "Number of shares newly issued" shall be read as "Number of treasury shares to be disposed of."

4. Exercise Period of Stock Acquisition Rights

From September 3, 2007 to May 22, 2013

5. Conditions for Exercising Stock Acquisition Rights

(1) A person who is allotted stock acquisition rights shall be required to hold the position of director, statutory auditor, executive officer or employee of the Company or a subsidiary of the Company at the time the stock acquisition rights are exercised. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, such person may exercise the stock acquisition rights for two (2) years from the time of losing the position.

(2) Other conditions for exercising stock acquisition rights shall be set forth in the "Allotment Agreement on Stock Acquisition Rights" which is signed separately between the Company and the recipient of the stock acquisition rights.

6. Terms and Conditions on Acquisition of Stock Acquisition Rights

(1) If the general shareholders' meeting (or board of directors meeting, if a resolution of the shareholders' meeting is not required) approves of a merger agreement that dissolves the Company, or a stock-for-stock exchange agreement or stock-transfer under which the Company

becomes a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without compensation on the date separately determined by the board of directors of the Company.

(2) If the stock acquisition rights could not be exercised due to the loss of position of director, statutory auditor and employee of the Company and of a subsidiary of the Company prior to the exercising of the stock acquisition rights by the Stock Acquisition Right Holders, the Company may acquire the stock acquisition rights without compensation. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, the Company may acquire the stock acquisition rights after two (2) years from the time of such person losing the position.

7. Restriction on Acquisition of Stock Acquisition Rights by Transfer

An approval of the board of directors shall be required to acquire stock acquisition rights by transfer.

8. Issuance of Stock Acquisition Right Certificates

Stock acquisition right certificates will not be issued.

9. Items on Stated Capital and Capital Reserve to be Increased when Shares are Issued due to Exercising Stock Acquisition Rights

(1) The amount of increase in stated capital when shares are issued due to exercising stock acquisition rights shall be an amount that is one-half of the limit on increases to capital and other items that is calculated in accordance with Section 1, Article 40, of the Corporate Accounting Regulation, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

(2) The amount of increase in the capital reserve when shares are issued due to exercising stock acquisition rights shall be the amount of the limit on increases to capital and other items that is described in (1) above less the amount of stated capital to be increased that is set forth in (1) above.

10. Policies on Decisions covering Details of Delivery of Stock Acquisition Rights of Re-organized Companies, and Extinction of Stock Acquisition Rights when an Organization is Re-Organized

When the Company performs a merger (limited to when the Company will be dissolved by the merger), absorption-type demerger *(kyushu bunkatsu)*, incorporation-type demerger *shinsetsu bunkatsu)*, stock-for-stock exchange *(kabushiki kokan)* or stock transfer *(kabushiki iten*;(collectively, "Re-Organization"), the stock acquisition rights ("Stock Acquisition Rights of Re-Organized Company") of the *Kabushiki Kaisha* set forth in Paragraphs 8 *(i)*~*(ho)*, Section 1, Article 236, of the Company Law ("Re-Organized Company") will be delivered to the Stock Acquisition Right Holders of stock acquisition rights outstanding when Re-Organization takes effect ("Outstanding Stock Acquisition Rights") under the terms and conditions below. In this case, Outstanding Stock Acquisition Rights are extinguished, and the Re-Organized Company will newly deliver Stock Acquisition Rights of Re-Organized Company. However, the foregoing shall be applicable only in the event that the delivery of Stock Acquisition Rights of Re-Organized Company is set forth in the absorption-type merger agreement, incorporation-type merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, stock-for-stock exchange agreement or stock transfer plan, in accordance with the terms and conditions below.

(1) Number of Stock Acquisition Rights of Re-Organized Company that will be delivered

The number of stock acquisition rights that will be delivered is equal to the number of Outstanding Stock Acquisition Rights.

(2) Class of shares of Re-Organized Company subject to Stock Acquisition Rights of Re-Organized Company

This shall be common stock of the Re-Organized Company.

(3) Number of shares of Re-Organized Company subject to Stock Acquisition Right of Re-Organized Company

These shall be decided in accordance with 2. above, upon consideration of the terms and conditions of Re-Organization.

(4) Price of assets to be contributed upon Exercise of Stock Acquisition Rights of Re-Organized Company

The price of assets contributed when Stock Acquisition Right of Re-Organized Company is exercised shall be the amount obtained by multiplying the Exercise Price after Re-Organization that was adjusted after the Re-Organization terms and conditions were considered, by the number of shares subject to the stock acquisition right decided in accordance with (3) immediately above.

(5) Exercise Period of Stock Acquisition Rights of Re-Organized Company

This period shall be from the effective date of Re-Organization to the end date of the exercise period set forth in 4. above.

(6) Items on stated capital and capital reserve to be increased when shares are issued due to exercising Stock Acquisition Rights of Re-Organized Company

These shall be decided in accordance with 9. above.

(7) Restriction on acquisition of Stock Acquisition Rights of Re-Organized Company by transfer

Acquisition of Stock Acquisition Rights of Re-Organized Company by transfer shall require the approval of the board of directors of the Re-Organized Company.

(8) Terms and conditions on acquisition of Stock Acquisition Rights of Re-Organized Company

These shall be decided in accordance with 6. above.

(9) Other terms and conditions on exercising Stock Acquisition Rights of Re-Organized Company

These shall be decided in accordance with 5. above.

11. Rules on Fractional Shares Generated when Stock Acquisition Rights are Exercised

If there are fractional shares in the shares delivered to Stock Acquisition Right Holders who exercised stock acquisition rights, these fractional shares shall be disregarded.

Attachment 6

Third Series of Stock Acquisition Rights of The Daimaru, Inc.

1. Title of Stock Acquisition Rights
Third Series of Stock Acquisition Rights

2. Class and Number of Shares Subject to the Stock Acquisition Right
240,000 shares of common stock of The Daimaru, Inc. (the "Company"). However, this figure shall be reduced by the number of stock acquisition rights extinguished, multiplied by 1,000, since April 1, 2007 because they were exercised or for other reasons.

In the event the Company performs a stock split or reverse stock split, the number of shares that are the subject of the stock acquisition rights shall be adjusted by the formula below. However, such an adjustment shall only apply to the number of shares that are the subject of the stock acquisition rights which have not been exercised as of the relevant point in time, and in the event fractional shares are created as a result of the adjustment, such fractional shares shall be disregarded.

Number of shares after adjustment = Number of shares before adjustment x Ratio of stock split (or reverse stock split)

3. Total Number of Stock Acquisition Rights
240 stock acquisition rights. However, this figure shall be reduced by the number of stock acquisition rights extinguished because they were exercised or for other reasons since April 1, 2007. (The number of shares that are subject to one stock acquisition right is 1,000 shares. However, the same adjustment shall be made in the event the adjustment to the number of shares as set out in Section 2 above was made.)

4. Issue Price of each Stock Acquisition Right
Each stock acquisition right was issued without consideration.

5. Issue Date of each Stock Acquisition Right
Tuesday, July 27, 2004

6. Amount Paid Upon the Exercise of each Stock Acquisition Right
The amount of payment per share is 978 yen (as at April 9, 2007)
However, in the event the Company performs a stock split or reverse stock split on or after April 9, 2007, the amount of the payment shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Amount of payment after adjustment} = \text{Amount of payment before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

In addition, in the event the Company issues new shares or disposes of treasury stock at prices below market value on or after April 9, 2007, the amount of the payment shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Amount of payment after adjustment} = \text{Amount of payment before adjustment} \times \frac{\text{Shares outstanding} + \dfrac{\text{Number of shares newly issued or disposed of} \times \text{Amount of payment or disposal price per share}}{\text{Market value per share}}}{\text{Shares outstanding} + \text{Number of shares newly issued or disposed of}}$$

7. Exercise Period of Stock Acquisition Rights
From July 27, 2004 to May 27, 2014

8. Conditions for Exercising Stock Acquisition Rights

(1) A person who is allotted stock acquisition rights shall be required to hold the position of director, statutory auditor, executive officer or employee of the Company or a subsidiary of the Company at the time the stock acquisition rights are exercised. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, such person may exercise the stock acquisition rights for two (2) years from the time of losing the position.

(2) Other conditions for exercising stock acquisition rights shall be set forth in the "Allotment Agreement on Stock Acquisition Rights" which is signed separately between the Company and the recipient of the stock acquisition rights.

9. Terms and Conditions on Acquisition of Stock Acquisition Rights

(1) If a merger agreement is approved under which the Company is dissolved, and if the general shareholders' meeting approves of a stock-for-stock exchange agreement and a stock-transfer under which the Company becomes a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without compensation.

(2) If the stock acquisition rights could not be exercised due to the loss of position of director, statutory auditor, executive officer and employee of the Company and of a subsidiary of the Company prior to the exercising of the stock acquisition rights by the stock acquisition right holders, the Company may acquire the stock acquisition rights without compensation. However, in the event such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, the Company may acquire the stock acquisition rights after two (2) years from the time of such person losing the position.

10. Restriction on the Transfer of Stock Acquisition Rights

Approval of the board of directors shall be required to transfer stock acquisition rights.

11. Issuance of Stock Acquisition Right Certificates

Stock acquisition right certificates will be issued, only upon the request of a stock acquisition right holder.

12. Amount not Incorporated into the Stated Capital out of the New Share Issue Price

The amount not to be incorporated into the stated capital equals the amount to be paid when the stock acquisition rights are exercised less the amount incorporated into the stated capital. The amount incorporated into the stated capital shall be the amount obtained by multiplying the amount to be paid when stock acquisition rights are exercised by 0.5, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

Third Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd.

1. Title of Stock Acquisition Rights

Third Series of Stock Acquisition Rights

2. Class and Number of Shares Subject to Stock Acquisition Right

The class of shares subject to stock acquisition right shall be common stock of J. FRONT RETAILING Co., Ltd. (the "Company"), and the number of shares subject to each stock acquisition right ("Number of Shares Granted") shall be 1,400 shares. However, on or after April 9, 2007 and before the date of incorporation of the Company, if The Daimaru, Inc. ("Daimaru") performs a stock split (including gratis issue of common stock *(kabushiki mushou-wariate)*; hereinafter, the same) or reverse stock split on the common stock of Daimaru, or the Company performs a stock split or reverse stock split on the common stock of the Company after stock acquisition rights are issued, the Number of Shares Granted will be adjusted by the formula below, and any fractional shares created as a result of such adjustment shall be disregarded.

Number of Shares Granted after adjustment = Number of Shares Granted before adjustment x Ratio of stock split (or reverse stock split)

The Number of Shares Granted after adjustment shall be applied (i) in the case of stock split, on or after the day following the record date for the stock split, and (ii) in the case of reverse stock split, on or after the effective date thereof. However, when a stock split is performed under the condition that an item to reduce the amount of surplus and increase stated capital or capital reserve will be approved at the general shareholders meeting, and when a date prior to the day of closing of the aforementioned general shareholders meeting is set as the record date for the stock split, on or after the day following the day of closing of the aforementioned general shareholders meeting, the Number of Shares Granted after adjustment shall be applied retroactively from the day immediately after the aforementioned record date.

In addition, when the Number of Shares Granted is adjusted, the Company will notice necessary items to all persons holding stock acquisition rights who are entered in the stock acquisition right register ("Stock Acquisition Right Holders"), or make a public notice with respect to necessary items, by the day immediately prior to the date of application of the Number of Shares Granted after adjustment. However, if a notice or public notice cannot be made by the day immediately prior to the date of the aforementioned application, the notice or public notice shall be made swiftly thereafter.

3. Price of Assets to be Contributed upon Exercise of Stock Acquisition Right

The price of assets that are contributed upon exercise of stock acquisition right shall be the amount obtained by multiplying the amount of payment per share that a shareholder receives from exercising the stock acquisition right ("Exercise Price") by the Number of Shares Granted for the stock acquisition right.
The Exercise Price is 699 yen.

However, on or after April 9, 2007 and before the date of incorporation of the Company, if Daimaru performs a stock split or reverse stock split of the common stock of Daimaru, or the Company performs a stock split or reverse stock split of the common stock of the Company after stock acquisition rights are issued, the Exercise Price shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

In addition, on or after April 9, 2007 and before the date of incorporation of the Company, if Daimaru issues new shares of common stock or disposes of treasury shares of common stock at prices below market value, or the Company issues new shares of common stock or disposes of treasury shares of common stock at prices below market value after stock acquisition rights are issued (this excludes transfer by sales of treasury stock pursuant to the provisions of Article 194 of the Company Law (request to transfer by sale of shares less than the number of shares constituting one voting right ("Less than One Voting Unit Shares *(tangenmiman kabushiki)*") by any shareholders having Less than One Voting Unit Shares *(tangenmiman kabushiki)*), conversion or exercising of securities that will or may be converted to common stock of the Company or stock acquisition rights that may demand the delivery of common stock of the Company (including stock acquisition rights attached to corporate bonds with stock acquisition right)), the Exercise Price shall be adjusted by the formula below and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Shares outstanding} + \dfrac{\text{Number of shares newly issued} \times \text{Amount of payment per share}}{\text{Market value}}}{\text{Shares outstanding} + \text{Number of shares newly issued}}$$

"Shares outstanding" in the formula above shall mean total shares of common stock outstanding of the Company (or Daimaru if adjustments will be performed for issuance of new shares or disposal of treasury shares of common stock of Daimaru at a price below market value, by the date of incorporation of the Company on or after April 9, 2007) less total treasury shares of common stock that are held by the Company (or Daimaru if adjustments will be performed for issuance of new shares or disposal of treasury shares of common stock of Daimaru at a price below market value, by the date of incorporation of the Company on or after April 9, 2007). Also, if treasury shares will be disposed of, "Number of shares newly issued" shall be read as "Number of treasury shares to be disposed of."

4. Exercise Period of Stock Acquisition Rights

From September 3, 2007 to May 27, 2014

5. Conditions for Exercising Stock Acquisition Rights

(1) A person who is allotted stock acquisition rights shall be required to hold the position of director, statutory auditor, executive officer or employee of the Company or a subsidiary of the Company at the time the stock acquisition rights are exercised. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, such person may exercise the stock acquisition rights for two (2) years from the time of losing the position.

(2) Other conditions for exercising stock acquisition rights shall be set forth in the "Allotment Agreement on Stock Acquisition Rights" which is signed separately between the Company and the recipient of the stock acquisition rights.

6. Terms and Conditions on Acquisition of Stock Acquisition Rights

(1) If the general shareholders' meeting (or board of directors meeting, if a resolution of the shareholders' meeting is not required) approves of a merger agreement that dissolves the Company, or a stock-for-stock exchange agreement or stock-transfer under which the Company

becomes a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without compensation on the date separately determined by the board of directors of the Company.

(2) If the stock acquisition rights could not be exercised due to the loss of position of director, statutory auditor and employee of the Company and of a subsidiary of the Company prior to the exercising of the stock acquisition rights by the Stock Acquisition Right Holders, the Company may acquire the stock acquisition rights without compensation. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, the Company may acquire the stock acquisition rights after two (2) years from the time of such person losing the position.

7. Restriction on Transfer of Stock Acquisition Rights

An approval of the board of directors shall be required to acquire stock acquisition rights by transfer.

8. Issuance of Stock Acquisition Right Certificates

Stock acquisition right certificates will not be issued.

9. Items on Stated Capital and Capital Reserve to be Increased when Shares are Issued due to Exercising Stock Acquisition Rights

(1) The amount of increase in stated capital when shares are issued due to exercising stock acquisition rights shall be an amount that is one-half of the limit on increases to capital and other items that is calculated in accordance with Section 1, Article 40, of the Corporate Accounting Regulation, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

(2) The amount of increase in the capital reserve when shares are issued due to exercising stock acquisition rights shall be the amount of the limit on increases to capital and other items that is described in (1) above less the amount of stated capital to be increased that is set forth in (1) above.

10. Policies on Decisions covering Details of Delivery of Stock Acquisition Rights of Re-organized Companies, and Extinction of Stock Acquisition Rights when an Organization is Re-Organized

When the Company performs a merger (limited to when the Company will be dissolved by the merger), absorption-type demerger *(kyushu bunkatsu)*, incorporation-type demerger *shinsetsu bunkatsu)*, stock-for-stock exchange *(kabushiki kokan)* or stock transfer *(kabushiki iten*;(collectively, "Re-Organization"), the stock acquisition rights ("Stock Acquisition Rights of Re-Organized Company") of the *Kabushiki Kaisha* set forth in Paragraphs 8 (*i*)-(*ho*), Section 1, Article 236, of the Company Law ("Re-Organized Company") will be delivered to the Stock Acquisition Right Holders of stock acquisition rights outstanding when Re-Organization takes effect ("Outstanding Stock Acquisition Rights") under the terms and conditions below. In this case, Outstanding Stock Acquisition Rights are extinguished, and the Re-Organized Company will newly deliver Stock Acquisition Rights of Re-Organized Company. However, the foregoing shall be applicable only in the event that the delivery of Stock Acquisition Rights of Re-Organized Company is set forth in the absorption-type merger agreement, incorporation-type merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, stock-for-stock exchange agreement or stock transfer plan, in accordance with the terms and conditions below.

(1) Number of Stock Acquisition Rights of Re-Organized Company that will be delivered

The number of stock acquisition rights that will be delivered is equal to the number of Outstanding Stock Acquisition Rights.

(2) Class of shares of Re-Organized Company subject to Stock Acquisition Rights of Re-Organized Company

This shall be common stock of the Re-Organized Company.

(3) Number of shares of Re-Organized Company subject to Stock Acquisition Right of Re-Organized Company

These shall be decided in accordance with 2. above, upon consideration of the terms and conditions of Re-Organization.

(4) Price of assets to be contributed upon Exercise of Stock Acquisition Rights of Re-Organized Company

The price of assets contributed when Stock Acquisition Right of Re-Organized Company is exercised shall be the amount obtained by multiplying the Exercise Price after Re-Organization that was adjusted after the Re-Organization terms and conditions were considered, by the number of shares subject to the stock acquisition right decided in accordance with (3) immediately above.

(5) Exercise Period of Stock Acquisition Rights of Re-Organized Company

This period shall be from the effective date of Re-Organization to the end date of the exercise period set forth in 4. above.

(6) Items on stated capital and capital reserve to be increased when shares are issued due to exercising Stock Acquisition Rights of Re-Organized Company

These shall be decided in accordance with 9. above.

(7) Restriction on acquisition of Stock Acquisition Rights of Re-Organized Company by transfer

Acquisition of Stock Acquisition Rights of Re-Organized Company by transfer shall require the approval of the board of directors of the Re-Organized Company.

(8) Terms and conditions on acquisition of Stock Acquisition Rights of Re-Organized Company

These shall be decided in accordance with 6. above.

(9) Other terms and conditions on exercising Stock Acquisition Rights of Re-Organized Company

These shall be decided in accordance with 5. above.

11. Rules on Fractional Shares Generated when Stock Acquisition Rights are Exercised

If there are fractional shares in the shares delivered to Stock Acquisition Right Holders who exercised stock acquisition rights, these fractional shares shall be disregarded.

Attachment 8

Fourth Series of Stock Acquisition Rights of The Daimaru, Inc.

1. Title of Stock Acquisition Rights
   Fourth Series of Stock Acquisition Rights

2. Class and Number of Shares Subject to the Stock Acquisition Right
   240,000 shares of common stock of The Daimaru, Inc. (the "Company"). However, this figure shall be reduced by the number of stock acquisition rights extinguished, multiplied by 1,000, since April 1, 2007 because they were exercised or for other reasons.

   In the event the Company performs a stock split or reverse stock split, the number of shares that are the subject of the stock acquisition rights shall be adjusted by the formula below. However, such an adjustment shall only apply to the number of shares that are the subject of the stock acquisition rights which have not been exercised as of the relevant point in time, and in the event fractional shares are created as a result of the adjustment, such fractional shares shall be disregarded.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split (or reverse stock split)}$$

3. Total Number of Stock Acquisition Rights
   240 stock acquisition rights. However, this figure shall be reduced by the number of stock acquisition rights extinguished because they were exercised or for other reasons since April 1, 2007. (The number of shares that are subject to one stock acquisition right is 1,000 shares. However, the same adjustment shall be made in the event the adjustment to the number of shares as set out in Section 2 above was made.)

4. Issue Price of each Stock Acquisition Right
   Each stock acquisition right was issued without consideration.

5. Issue Date of each Stock Acquisition Right
   Tuesday, July 26, 2005

6. Amount Paid Upon the Exercise of each Stock Acquisition Right
   The amount of payment per share is 968 yen (as at April 9, 2007)
   However, in the event the Company performs a stock split or reverse stock split on or after April 9, 2007, the amount of the payment shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Amount of payment after adjustment} = \text{Amount of payment before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

   In addition, in the event the Company issues new shares or disposes of treasury stock at prices below market value on or after April 9, 2007, the amount of the payment shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\begin{matrix}\text{Amount of} \\ \text{payment} \\ \text{after} \\ \text{adjustment}\end{matrix} = \begin{matrix}\text{Amount of} \\ \text{payment} \\ \text{before} \\ \text{adjustment}\end{matrix} \times \frac{\text{Shares outstanding} + \dfrac{\text{Number of shares newly issued or disposed of} \times \text{Amount of payment or disposal price per share}}{\text{Market value per share}}}{\text{Shares outstanding} + \text{Number of shares newly issued or disposed of}}$$

7. Exercise Period of Stock Acquisition Rights
   From July 26, 2005 to May 26, 2015

8. Conditions for Exercising Stock Acquisition Rights

(1) A person who is allotted stock acquisition rights shall be required to hold the position of director, statutory auditor, executive officer or employee of the Company or a subsidiary of the Company at the time the stock acquisition rights are exercised. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, such person may exercise the stock acquisition rights for two (2) years from the time of losing the position.

(2) Other conditions for exercising stock acquisition rights shall be set forth in the "Allotment Agreement on Stock Acquisition Rights of The Daimaru Inc."

9. Terms and Conditions on Acquisition of Stock Acquisition Rights

(1) If a merger agreement is approved under which the Company is dissolved, and if the general shareholders' meeting approves of a stock-for-stock exchange agreement and a stock-transfer under which the Company becomes a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without compensation.

(2) If the stock acquisition rights could not be exercised due to the loss of position of director, statutory auditor, executive officer and employee of the Company and of a subsidiary of the Company prior to the exercising of the stock acquisition rights by the stock acquisition right holders, the Company may acquire the stock acquisition rights without compensation. However, in the event such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, the Company may acquire the stock acquisition rights after two (2) years from the time of such person losing the position.

10. Restriction on the Transfer of Stock Acquisition Rights

Approval of the board of directors shall be required to transfer stock acquisition rights.

11. Issuance of Stock Acquisition Right Certificates

Stock acquisition right certificates will be issued, only upon the request of a stock acquisition right holder.

12. Amount not Incorporated into the Stated Capital out of the New Share Issue Price

The amount not to be incorporated into the stated capital equals the amount to be paid when the stock acquisition rights are exercised less the amount incorporated into the stated capital. The amount incorporated into the stated capital shall be the amount obtained by multiplying the amount to be paid when stock acquisition rights are exercised by 0.5, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

Attachment 9

Fourth Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd.

1. Title of Stock Acquisition Rights

Fourth Series of Stock Acquisition Rights

2. Class and Number of Shares Subject to Stock Acquisition Right

The class of shares subject to stock acquisition right shall be common stock of J. FRONT RETAILING Co., Ltd. (the "Company"), and the number of shares subject to each stock acquisition right ("Number of Shares Granted") shall be 1,400 shares. However, on or after April 9, 2007 and before the date of incorporation of the Company, if The Daimaru, Inc. ("Daimaru") performs a stock split (including gratis issue of common stock *(kabushiki mushou-wariate)*; hereinafter, the same) or reverse stock split on the common stock of Daimaru, or the Company performs a stock split or reverse stock split on the common stock of the Company after stock acquisition rights are issued, the Number of Shares Granted will be adjusted by the formula below, and any fractional shares created as a result of such adjustment shall be disregarded.

Number of Shares Granted after adjustment = Number of Shares Granted before adjustment x Ratio of stock split (or reverse stock split)

The Number of Shares Granted after adjustment shall be applied (i) in the case of stock split, on or after the day following the record date for the stock split, and (ii) in the case of reverse stock split, on or after the effective date thereof. However, when a stock split is performed under the condition that an item to reduce the amount of surplus and increase stated capital or capital reserve will be approved at the general shareholders meeting, and when a date prior to the day of closing of the aforementioned general shareholders meeting is set as the record date for the stock split, on or after the day following the day of closing of the aforementioned general shareholders meeting, the Number of Shares Granted after adjustment shall be applied retroactively from the day immediately after the aforementioned record date.

In addition, when the Number of Shares Granted is adjusted, the Company will notice necessary items to all persons holding stock acquisition rights who are entered in the stock acquisition right register ("Stock Acquisition Right Holders"), or make a public notice with respect to necessary items, by the day immediately prior to the date of application of the Number of Shares Granted after adjustment. However, if a notice or public notice cannot be made by the day immediately prior to the date of the aforementioned application, the notice or public notice shall be made swiftly thereafter.

3. Price of Assets to be Contributed upon Exercise of Stock Acquisition Right

The price of assets that are contributed upon exercise of stock acquisition right shall be the amount obtained by multiplying the amount of payment per share that a shareholder receives from exercising the stock acquisition right ("Exercise Price") by the Number of Shares Granted for the stock acquisition right.
The Exercise Price is 691 yen.

However, on or after April 9, 2007 and before the date of incorporation of the Company, if Daimaru performs a stock split or reverse stock split of the common stock of Daimaru, or the Company performs a stock split or reverse stock split of the common stock of the Company after stock acquisition rights are issued, the Exercise Price shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

In addition, on or after April 9, 2007 and before the date of incorporation of the Company, if Daimaru issues new shares of common stock or disposes of treasury shares of common stock at prices below market value, or the Company issues new shares of common stock or disposes of treasury shares of common stock at prices below market value after stock acquisition rights are issued (this excludes transfer by sales of treasury stock pursuant to the provisions of Article 194 of the Company Law (request to transfer by sale of shares less than the number of shares constituting one voting right ("Less than One Voting Unit Shares *(tangenmiman kabushiki)*") by any shareholders having Less than One Voting Unit Shares *(tangenmiman kabushiki)*), conversion or exercising of securities that will or may be converted to common stock of the Company or stock acquisition rights that may demand the delivery of common stock of the Company (including stock acquisition rights attached to corporate bonds with stock acquisition right)), the Exercise Price shall be adjusted by the formula below and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Shares outstanding} + \dfrac{\text{Number of shares newly issued} \times \text{Amount of payment per share}}{\text{Market value}}}{\text{Shares outstanding} + \text{Number of shares newly issued}}$$

"Shares outstanding" in the formula above shall mean total shares of common stock outstanding of the Company (or Daimaru if adjustments will be performed for issuance of new shares or disposal of treasury shares of common stock of Daimaru at a price below market value, by the date of incorporation of the Company on or after April 9, 2007) less total treasury shares of common stock that are held by the Company (or Daimaru if adjustments will be performed for issuance of new shares or disposal of treasury shares of common stock of Daimaru at a price below market value, by the date of incorporation of the Company on or after April 9, 2007). Also, if treasury shares will be disposed of, "Number of shares newly issued" shall be read as "Number of treasury shares to be disposed of."

4. Exercise Period of Stock Acquisition Rights

From September 3, 2007 to May 26, 2015

5. Conditions for Exercising Stock Acquisition Rights

(1) A person who is allotted stock acquisition rights shall be required to hold the position of director, statutory auditor, executive officer or employee of the Company or a subsidiary of the Company at the time the stock acquisition rights are exercised. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, such person may exercise the stock acquisition rights for two (2) years from the time of losing the position.

(2) Other conditions for exercising stock acquisition rights shall be set forth in the "Allotment Agreement on Stock Acquisition Rights of The Daimaru, Inc."

6. Terms and Conditions on Acquisition of Stock Acquisition Rights

(1) If the general shareholders' meeting (or board of directors meeting, if a resolution of the shareholders' meeting is not required) approves of a merger agreement that dissolves the Company, or a stock-for-stock exchange agreement or stock-transfer under which the Company becomes a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without compensation on the date separately determined by the board of directors of the Company.

(2) If the stock acquisition rights could not be exercised due to the loss of position of director, statutory auditor and employee of the Company and of a subsidiary of the Company prior to the exercising of the stock acquisition rights by the Stock Acquisition Right Holders, the Company may acquire the stock acquisition rights without compensation. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, the Company may acquire the stock acquisition rights after two (2) years from the time of such person losing the position.

7. Restriction on Transfer of Stock Acquisition Rights

An approval of the board of directors shall be required to acquire stock acquisition rights by transfer.

8. Issuance of Stock Acquisition Right Certificates

Stock acquisition right certificates will not be issued.

9. Items on Stated Capital and Capital Reserve to be Increased when Shares are Issued due to Exercising Stock Acquisition Rights

(1) The amount of increase in stated capital when shares are issued due to exercising stock acquisition rights shall be an amount that is one-half of the limit on increases to capital and other items that is calculated in accordance with Section 1, Article 40, of the Corporate Accounting Regulation, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

(2) The amount of increase in the capital reserve when shares are issued due to exercising stock acquisition rights shall be the amount of the limit on increases to capital and other items that is described in (1) above less the amount of stated capital to be increased that is set forth in (1) above.

10. Policies on Decisions covering Details of Delivery of Stock Acquisition Rights of Re-organized Companies, and Extinction of Stock Acquisition Rights when an Organization is Re-Organized

When the Company performs a merger (limited to when the Company will be dissolved by the merger), absorption-type demerger *(kyushu bunkatsu)*, incorporation-type demerger *shinsetsu bunkatsu)*, stock-for-stock exchange *(kabushiki kokan)* or stock transfer *(kabushiki iten*;(collectively, "Re-Organization"), the stock acquisition rights ("Stock Acquisition Rights of Re-Organized Company") of the *Kabushiki Kaisha* set forth in Paragraphs 8 *(i)*~*(ho)*, Section 1, Article 236, of the Company Law ("Re-Organized Company") will be delivered to the Stock Acquisition Right Holders of stock acquisition rights outstanding when Re-Organization takes effect ("Outstanding Stock Acquisition Rights") under the terms and conditions below. In this case, Outstanding Stock Acquisition Rights are extinguished, and the Re-Organized Company will newly deliver Stock Acquisition Rights of Re-Organized Company. However, the foregoing shall be applicable only in the event that the delivery of Stock Acquisition Rights of Re-Organized Company is set forth in the absorption-type merger agreement, incorporation-type merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, stock-for-stock exchange agreement or stock transfer plan, in accordance with the terms and conditions below.

(1) Number of Stock Acquisition Rights of Re-Organized Company that will be delivered

The number of stock acquisition rights that will be delivered is equal to the number of Outstanding Stock Acquisition Rights.

(2) Class of shares of Re-Organized Company subject to Stock Acquisition Rights of Re-Organized Company

This shall be common stock of the Re-Organized Company.

(3) Number of shares of Re-Organized Company subject to Stock Acquisition Right of Re-Organized Company

These shall be decided in accordance with 2. above, upon consideration of the terms and conditions of Re-Organization.

(4) Price of assets to be contributed upon Exercise of Stock Acquisition Rights of Re-Organized Company

The price of assets contributed when Stock Acquisition Right of Re-Organized Company is exercised shall be the amount obtained by multiplying the Exercise Price after Re-Organization that was adjusted after the Re-Organization terms and conditions were considered, by the number of shares subject to the stock acquisition right decided in accordance with (3) immediately above.

(5) Exercise Period of Stock Acquisition Rights of Re-Organized Company

This period shall be from the effective date of Re-Organization to the end date of the exercise period set forth in 4. above.

(6) Items on stated capital and capital reserve to be increased when shares are issued due to exercising Stock Acquisition Rights of Re-Organized Company

These shall be decided in accordance with 9. above.

(7) Restriction on acquisition of Stock Acquisition Rights of Re-Organized Company by transfer

Acquisition of Stock Acquisition Rights of Re-Organized Company by transfer shall require the approval of the board of directors of the Re-Organized Company.

(8) Terms and conditions on acquisition of Stock Acquisition Rights of Re-Organized Company

These shall be decided in accordance with 6. above.

(9) Other terms and conditions on exercising Stock Acquisition Rights of Re-Organized Company

These shall be decided in accordance with 5. above.

11. Rules on Fractional Shares Generated when Stock Acquisition Rights are Exercised

If there are fractional shares in the shares delivered to Stock Acquisition Right Holders who exercised stock acquisition rights, these fractional shares shall be disregarded.

1-1st Series of Stock Acquisition Rights of Matsuzakaya Co., Ltd.

1. Title of Stock Acquisition Rights

1-1st Series of Stock Acquisition Rights of Matsuzakaya Co., Ltd.

2. Class and Number of Shares Subject to Stock Acquisition Right

The class of shares subject to stock acquisition right shall be common stock, and the number of shares subject to stock acquisition right ("Number of Shares Granted") shall be 1,000 shares.

However, in the event Matsuzakaya Holdings Co., Ltd., ("the Company") performs a stock split (including gratis issue of common stock *(kabushiki mushou-wariate)* of the Company; hereinafter, the same) or reverse stock split on the common stock of the Company, the Number of Shares Granted shall be adjusted by the formula below and any fractional shares created as a result of such adjustment shall be disregarded.

Number of Shares Granted after adjustment = Number of Shares Granted before adjustment x Ratio of stock split (or reverse stock split)

The Number of Shares Granted after adjustment shall be applied (i) in the case of stock split, on or after the day following the record date for the stock split, and (ii) in the case of reverse stock split, on or after the effective date thereof. However, when a stock split is performed under the condition that an item to reduce the amount of surplus and increase stated capital or capital reserve will be approved at the general shareholders meeting of the Company, and when a day prior to the day of closing of the aforementioned general shareholders meeting is set as the record date for the stock split, on or after the day following the day of closing of the aforementioned general shareholders meeting, the Number of Shares Granted after adjustment shall be applied retroactively from the day immediately after the aforementioned record date.

In addition to the above, in the event adjustments to the Number of Shares Granted are unavoidable, the Number of Shares Granted shall be adjusted within a reasonable range.
Furthermore, when the Number of Shares Granted is adjusted, the Company will notice necessary items to all persons holding stock acquisition rights who are entered in the stock acquisition right register ("Stock Acquisition Right Holders"), or make a public notice with respect to necessary items, by the day immediately prior to the date of application of the Number of Shares Granted after adjustment. However, in the event a notice or public notice cannot be made by the day immediately prior to the date of the aforementioned application, the notice or public notice shall be performed swiftly thereafter.

3. Price of Assets to be Contributed when Stock Acquisition Right is exercised

The price of assets that are contributed when each stock acquisition right is exercised shall be an amount that is the Number of Shares Granted multiplied by the payment amount of 1 yen per share that can be received when a stock acquisition right is exercised.

4. Exercise Period of Stock Acquisition Rights

From July 15, 2006 to July 14, 2026

5. Items on Stated Capital and Capital Reserve to be Increased when Shares are Issued as a Result of the Exercise of Stock Acquisition Rights

(1) The amount of increase in stated capital when shares are issued as a result of the exercise of stock acquisition rights shall be an amount that is one-half of the limit on increases to capital and other items that is calculated in accordance with Section 1, Article 40, of the Corporate Accounting Regulation, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

(2) The amount of increase in the capital reserve when shares are issued as a result of the exercise of stock acquisition rights shall be the amount of the limit on increases to capital and other items, that is described in (1) above, less the amount of increased stated capital that is set forth in (1) above.

6. Restriction on Acquisition of Stock Acquisition Rights by Transfer

An approval of the board of directors shall be required to acquire stock acquisition rights by transfer.

7. Terms and Conditions on Acquisition of Stock Acquisition Rights

There are no terms and conditions with respect to the acquisition of stock acquisition rights.

8. Policies on Decisions covering Details of Delivery of Stock Acquisition Rights of Re-organized Companies, and Extinction of Stock Acquisition Rights when an Organization is Re-Organized

When the Company performs a merger (limited to when the Company will be dissolved by the merger), absorption-type demerger (*Kyushu bunkatsu*), incorporation-type demerger (*shinsetsu bunkatsu*), stock-for-stock exchange (*kabushiki kokan*) or stock transfer (*kabushiki iten*; collectively, "Re-Organization"), the stock acquisition rights of the *Kabushiki Kaisha* set forth in Paragraphs 8 (*i*)~(*ho*), Section 1, Article 236, of the Company Law ("Re-Organized Company") will be delivered to the Stock Acquisition Right Holders of stock acquisition rights outstanding immediately prior to the effectiveness of the Re-Organization ("Outstanding Stock Acquisition Rights") under the terms and conditions below. In this case, Outstanding Stock Acquisition Rights cease to exist, and the Re-Organized Company will newly issue its stock acquisition rights. However, the foregoing shall be applicable only in the event that the delivery of the share acquisition rights of the Re-Organized Company is set forth in the absorption-type merger agreement, incorporation-type merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, stock-for-stock exchange agreement or stock-transfer plan, in accordance with the terms and conditions below.

(1) Class of shares of Re-Organized Company subject to stock acquisition rights
This shall be common stock of the Re-Organized Company.

(2) Number of shares of Re-Organized Company subject to stock acquisition right
1,000 shares of the Re-Organized Company described in (1) shall be allotted per stock acquisition right. However, when necessary, the number of shares shall be adjusted in the manner analogous to that of the stock acquisition rights.

(3) Price of Assets to be contributed when stock acquisition right is exercised
This amount shall be the same as the price of assets that are contributed when the stock acquisition right is exercised.

(4) Exercise period of stock acquisition rights
This shall be the same as the period during which stock acquisition rights can be exercised.

(5) Restriction on acquisition of stock acquisition rights by transfer
When any stock acquisition rights are transferred, the approval of the board of directors of the Reorganized Company shall be required.

(6) Terms and conditions on acquisition of stock acquisition rights
This shall be the same as for the stock acquisition rights.

(7) Other terms and conditions on exercising stock acquisition rights
This shall be the same as for the stock acquisition rights.

9. Rules on Fractional Shares Generated when Stock Acquisition Rights are Exercised

In the event there are fractional shares in the shares delivered to the Stock Acquisition Right Holders who exercised stock acquisition rights, these fractional shares shall be disregarded.

10. Other Terms and Conditions on Exercising Stock Acquisition Rights

(1) A Stock Acquisition Right Holder may not exercise stock acquisition rights during the period described in Section 4 above when the Stock Acquisition Right Holder holds the position of director, statutory auditor or executive officer of the Company.

(2) A Stock Acquisition Right Holder may exercise stock acquisition rights for a period limited to 10 days from the day immediately after the Stock Acquisition Right Holder loses his/her position as director, statutory auditor and executive officer of the Company.

(3) In the event a Stock Acquisition Right Holder holds a position of director, statutory auditor or executive officer of the Company until July 14, 2025 and cannot exercise stock acquisition rights, the Stock Acquisition Right Holder may exercise the stock acquisition rights from July 15, 2025, to July 14, 2026.

(4) In the event the Stock Acquisition Right Holder abandons the stock acquisition rights, the stock acquisition rights may not be exercised.

Fifth Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd.

1. Title of Stock Acquisition Rights

Fifth Series of Stock Acquisition Rights

2. Class and Number of Shares Subject to Stock Acquisition Right

The class of shares subject to stock acquisition right shall be common stock, and the number of shares subject to stock acquisition right ("Number of Shares Granted") shall be 1,000 shares.

However, on or after April 9, 2007 and before the date of incorporation of J. FRONT RETAILING Co., Ltd. ("Company"), if Matsuzakaya Holdings Co., Ltd., ("Matsuzakaya HD") performs a stock split (including gratis issue of common stock *(kabushiki mushou-wariate)*; hereinafter, the same) or reverse stock split on the common stock of Matsuzakaya HD, or the Company performs a stock split or reverse stock split on the common stock of the Company after stock acquisition rights are issued, the Number of Shares Granted shall be adjusted by the formula below and any fractional shares created as a result of such adjustment shall be disregarded.

Number of Shares Granted after adjustment = Number of Shares Granted before adjustment x Ratio of stock split (or reverse stock split)

The Number of Shares Granted after adjustment shall be applied (i) in the case of stock split, on or after the day following the record date for the stock split, and (ii) in the case of reverse stock split, on or after the effective date thereof. However, when a stock split is performed under the condition that an item to reduce the amount of surplus and increase stated capital or capital reserve will be approved at the general shareholders meeting of the Company, and when a day prior to the day of closing of the aforementioned general shareholders meeting is set as the record date for the stock split, on or after the day following the day of closing of the aforementioned general shareholders meeting, the Number of Shares Granted after adjustment shall be applied retroactively from the day immediately after the aforementioned record date.

In addition to the above, in the event adjustments to the Number of Shares Granted are unavoidable, the Number of Shares Granted shall be adjusted within a reasonable range.
Furthermore, when the Number of Shares Granted is adjusted, the Company will notice necessary items to all persons holding stock acquisition rights who are entered in the stock acquisition right register ("Stock Acquisition Right Holders"), or make a public notice with respect to necessary items, by the day immediately prior to the date of application of the Number of Shares Granted after adjustment. However, in the event a notice or public notice cannot be made by the day immediately prior to the date of the aforementioned application, the notice or public notice shall be performed swiftly thereafter.

3. Price of Assets to be Contributed when Stock Acquisition Right is exercised

The price of assets that are contributed when each stock acquisition right is exercised shall be an amount that is the Number of Shares Granted multiplied by the payment amount of 1 yen per share that can be received when a stock acquisition right is exercised.

4. Exercise Period of Stock Acquisition Rights

From September 3 15, 2007 to July 14, 2026

5. Items on Stated Capital and Capital Reserve to be Increased when Shares are Issued as a Result of the Exercise of Stock Acquisition Rights

(1) The amount of increase in stated capital when shares are issued as a result of the exercise of stock acquisition rights shall be an amount that is one-half of the limit on increases to capital and other items that is calculated in accordance with Section 1, Article 40, of the Corporate Accounting Regulation, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

(2) The amount of increase in the capital reserve when shares are issued as a result of the exercise of stock acquisition rights shall be the amount of the limit on increases to capital and other items, that is described in (1) above, less the amount of increased stated capital that is set forth in (1) above.

6. Restriction on Acquisition of Stock Acquisition Rights by Transfer

An approval of the board of directors shall be required to acquire stock acquisition rights by transfer.

7. Terms and Conditions on Acquisition of Stock Acquisition Rights

There are no terms and conditions with respect to the acquisition of stock acquisition rights.

8. Policies on Decisions covering Details of Delivery of Stock Acquisition Rights of Re-organized Companies, and Extinction of Stock Acquisition Rights when an Organization is Re-Organized

When the Company performs a merger (limited to when the Company will be dissolved by the merger), absorption-type demerger (*Kyushu bunkatsu*), incorporation-type demerger (*shinsetsu bunkatsu*), stock-for-stock exchange (*kabushiki kokan*) or stock transfer (*kabushiki iten*; collectively, "Re-Organization"), the stock acquisition rights of the *Kabushiki Kaisha* set forth in Paragraphs 8 (*i*)-(*ho*), Section 1, Article 236, of the Company Law ("Re-Organized Company") will be delivered to the Stock Acquisition Right Holders of stock acquisition rights outstanding immediately prior to the effectiveness of the Re-Organization ("Outstanding Stock Acquisition Rights") under the terms and conditions below. In this case, Outstanding Stock Acquisition Rights cease to exist, and the Re-Organized Company will newly issue its stock acquisition rights. However, the foregoing shall be applicable only in the event that the delivery of the share acquisition rights of the Re-Organized Company is set forth in the absorption-type merger agreement, incorporation-type merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, stock-for-stock exchange agreement or stock-transfer plan, in accordance with the terms and conditions below.

(1) Class of shares of Re-Organized Company subject to stock acquisition rights
This shall be common stock of the Re-Organized Company.

(2) Number of shares of Re-Organized Company subject to stock acquisition right
1,000 shares of the Re-Organized Company described in (1) shall be allotted per stock acquisition right. However, when necessary, the number of shares shall be adjusted in the manner analogous to that of the stock acquisition rights.

(3) Price of Assets to be contributed when stock acquisition right is exercised
This amount shall be the same as the price of assets that are contributed when the stock acquisition right is exercised.

(4) Exercise period of stock acquisition rights
This shall be the same as the period during which stock acquisition rights can be exercised.

(5) Restriction on acquisition of stock acquisition rights by transfer
When any stock acquisition rights are transferred, the approval of the board of directors of the Reorganized Company shall be required.

(6) Terms and conditions on acquisition of stock acquisition rights
This shall be the same as for the stock acquisition rights.

(7) Other terms and conditions on exercising stock acquisition rights
This shall be the same as for the stock acquisition rights.

9. Rules on Fractional Shares Generated when Stock Acquisition Rights are Exercised

In the event there are fractional shares in the shares delivered to the Stock Acquisition Right Holders who exercised stock acquisition rights, these fractional shares shall be disregarded.

10. Other Terms and Conditions on Exercising Stock Acquisition Rights

(1) A Stock Acquisition Right Holder may not exercise stock acquisition rights during the period described in Section 4 above when the Stock Acquisition Right Holder holds the position of director, statutory auditor or executive officer of the Company or a subsidiary of the Company.

(2) A Stock Acquisition Right Holder may exercise stock acquisition rights for a period limited to 10 days from the day immediately after the Stock Acquisition Right Holder loses his/her position as director, statutory auditor and executive officer of the Company and a subsidiary of the Company.

(3) In the event a Stock Acquisition Right Holder holds a position of director, statutory auditor or executive officer of the Company or a subsidiary of the Company until July 14, 2025 and cannot exercise stock acquisition rights, the Stock Acquisition Right Holder may exercise the stock acquisition rights from July 15, 2025, to July 14, 2026.

(4) In the event the Stock Acquisition Right Holder abandons the stock acquisition rights, the stock acquisition rights may not be exercised.

1-2nd Series of Stock Acquisition Rights of Matsuzakaya Co., Ltd.

1. Title of Stock Acquisition Rights

   1-2nd Series of Stock Acquisition Rights of Matsuzakaya Co., Ltd.

2. Class and Number of Shares Subject to Stock Acquisition Right

   The class of shares subject to stock acquisition right shall be common stock, and number of shares subject to stock acquisition right ("Number of Shares Granted") shall be 1,000 shares.

   However, in the event Matsuzakaya Holdings Co., Ltd., (the "Company") performs a stock split (including gratis issue of stock *(kabushiki mushou-wariate)*) or reverse stock split on the common stock of the Company, the Number of Shares Granted for the stock acquisition right shall be adjusted proportionately in accordance with the ratio of stock split or reverse stock split.

   The Number of Shares Granted after adjustment shall be applied (i) in the case of stock split, on or after the day following the record date for the stock split, and (ii) in the case of reverse stock split, on or after the effective date thereof. However, when a stock split is performed under the condition that an item to reduce the amount of surplus and increase stated capital or capital reserve will be approved at the general shareholders meeting of the Company, and when a date prior to the day of closing of the aforementioned general shareholders meeting is set as the record date for the stock split, on or after the day following the day of closing of the aforementioned general shareholders meeting, the Number of Shares Granted after adjustment shall be applied retroactively from the day immediately after the aforementioned record date.

   In addition to the above, in the event adjustments to the Number of Shares Granted for the stock acquisition right are unavoidable due to the Company's capital reduction or other cause, the Number of Shares Granted for the stock acquisition right shall be adjusted within a reasonable range taking into consideration the conditions of capital reduction or other cause.

   Any fractional shares created as a result of aforementioned adjustment shall be disregarded.

   Furthermore, when the Number of Shares Granted is adjusted, the Company will notice necessary items to all persons holding stock acquisition rights who are entered in the stock acquisition right register ("Stock Acquisition Right Holders") or make a public notice with respect to necessary items, by the day immediately prior to the date of application of the Number of Shares Granted after adjustment. However, in the event a notice or public notice cannot be made by the day immediately prior to the date of the aforementioned application, the notice or public notice shall be performed swiftly thereafter.

3. Price of Assets to be Contributed when Stock Acquisition Right is exercised

   The price of assets that are contributed when each stock acquisition right is exercised shall be the amount obtained by multiplying the amount of payment per share that a shareholder receives from exercising the stock acquisition right ("Exercise Price") by the Number of Shares Granted for the stock acquisition right.

   Exercise price is 794 yen (as of April 9, 2007).

   However, on or after April 9, 2007, in the event the Company performs a stock split (includes gratis issue of stock) or reverse stock split of its common stock, Exercise Price shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

   In addition, on or after April 9, 2007, in the event the Company issues new shares or disposes treasury shares of common stock at prices below market value (this excludes transfer by sale of treasury stock pursuant to the provision of Article 194 of the Company Law (request to transfer by sale of shares less than the number of shares constituting one voting right ("Less than One Voting Unit Shares *(tangenmiman kabushiki)*") by any shareholders having Less than One Voting Unit Shares *(tangenmiman kabushiki)*), exercise of stock acquisition rights pursuant to Article 280-19

of the Commercial Code which applied before the enforcement of the "Law Partially Amending the Commercial Code, Etc." (Law No. 128 of 2001), transfer of treasury stock pursuant to Section 2, Article 5 of the Supplementary Provisions of the "Law Partially Amending the Commercial Code, Etc." (Law No. 79 of 2001) "Law Partially Amending the Commercial Code, Etc." (Law No. 128 of 2001), and conversion or exercising of securities that will or may be converted to common stock of the Company or stock acquisition rights that may demand the delivery of common stock of the Company (includes those attached to corporate bonds with stock acquisition rights)), , the Exercise Price shall be adjusted by the formula below and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Shares outstanding} + \dfrac{\text{Number of shares newly issued} \times \text{Amount of payment per share}}{\text{Market value}}}{\text{Shares outstanding} + \text{Number of shares newly issued}}$$

"Shares outstanding" in the formula above shall mean total shares of common stock outstanding of the Company less total treasury shares for the common stock that are held by the Company and in the event treasury shares will be disposed, "Number of shares newly issued" shall be read as "Number of treasury shares to be disposed "

In addition to the above, on or after April 9, 2007, in the event adjustments to the Number of Shares Granted for the stock acquisition right are unavoidable due to the Company's capital reduction or other cause, the Number of Shares Granted for the stock acquisition right shall be adjusted within a reasonable range taking into consideration the conditions of capital reduction or other cause.

4. Exercise Period of Stock Acquisition Rights

From July 15, 2008 to July 14, 2012

5. Items on Stated Capital and Capital Reserve to be Increased when Shares are Issued as a Result of the Exercise of Stock Acquisition Rights

(1) The amount of increase in stated capital when shares are issued as a result of the exercise of stock acquisition rights shall be an amount that is one-half of the limit on increases to capital and other items that is calculated in accordance with Section 1, Article 40, of the Corporate Accounting Regulation, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

(2) The amount of increase in the capital reserve when shares are issued as a result of the exercise of stock acquisition rights shall be the amount of limit on increases to capital and other items that is described in (1) above less the amount of increased stated capital that is set forth in (1) above.

6. Restriction on Acquisition of Stock Acquisition Rights by Transfer

An approval of the board of directors shall be required to acquire stock acquisition rights by transfer.

7. Terms and Conditions on Acquisition of Stock Acquisition Rights

There are no terms and conditions on acquisition of stock acquisition rights.

8. Policies on Decisions covering Details of Delivery of Stock Acquisition Rights of Re-organized Companies, and Extinction of Stock Acquisition Rights when an Organization is Re-Organized

When the Company performs a merger (limited to when the Company will be dissolved by the merger), absorption-type demerger (*Kyushu bunkatsu*), incorporation-type demerger (*shinsetsu bunkatsu*), stock-for-stock exchange (*kabushiki kokan*) or stock transfer (*kabushiki iten*; collectively, "Re-Organization"), the stock acquisition rights of the *Kabushiki Kaisha* set forth in Paragraphs 8 (*i*)-(*ho*), Section 1, Article 236, of the Company Law ("Re-Organized Company") will be delivered to the Stock Acquisition Right Holders of stock acquisition rights outstanding when Re-Organization takes effect ("Outstanding Stock Acquisition Rights") under the terms and

conditions below. In this case, Outstanding Stock Acquisition Rights cease to exist, and Re-Organized Company will newly issue its stock acquisition rights. However, the foregoing shall be applicable only in the event that the delivery of the share acquisition rights of the Re-Organized Company is set forth in the absorption-type merger agreement, incorporation-type merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, stock-for-stock exchange agreement or stock-transfer plan, in accordance with the terms and conditions below.

(1) Number of stock acquisition rights of Re-Organized Company that will be delivered

The number of stock acquisition rights that will be delivered is equal to the number of Outstanding Stock Acquisition Rights.

(2) Class of shares of Re-Organized Company subject to stock acquisition rights
This shall be common stock of Re-Organized Company.

(3) Number of shares of Re-Organized Company subject to stock acquisition right
These shall be decided in accordance with Section 2 above, upon consideration of the terms and conditions of Re-Organization.

(4) Price of Assets to be contributed when stock acquisition right is exercised
The price of assets to be contributed when stock acquisition rights to be delivered are exercised shall be the amount obtained by multiplying the Exercise Price after Re-Organization that was adjusted after the Re-Organization terms and conditions were considered, by the number of shares subject to the aforementioned stock acquisition rights decided in accordance with (3) immediately above.

(5) Exercise period of stock acquisition rights
This period shall be from the later day of (x) the commencement date of the period during set forth in Section 4 above which stock acquisition right can be exercised or (y) the effective date of Re-Organization to the end date of the period set forth in Section 4 above during which stock acquisition rights may be exercised.

(6) Items on stated capital and capital reserve to be increased when shares are issued as a result of the exercise of stock acquisition rights
These shall be decided in accordance with Section 5 above.
(7) Restriction on acquisition of stock acquisition rights by transfer
Acquisition of stock acquisition rights by transfer shall require the approval of the board of directors of Re-Organized Company.
(8) Terms and conditions on acquisition of stock acquisition rights
These shall be decided in accordance with Section 7 above.
(9) Other terms and conditions on exercising stock acquisition rights
These shall be decided in accordance with Section 10 above.

9. Rules on Fractional Shares Generated when Stock Acquisition Rights are Exercised
In the event there are fractional shares in the shares delivered to Stock Acquisition Right Holders who exercised stock acquisition rights, these fractional shares shall be disregarded.

10. Other Terms and Conditions on Exercising Stock Acquisition Rights
In the event the Stock Acquisition Right Holders abandons the stock acquisition rights, the stock acquisition rights may not be exercised.

Sixth Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd.

1. Title of Stock Acquisition Rights
   Sixth Series of Stock Acquisition Rights

2. Class and Number of Shares Subject to Stock Acquisition Right
   The class of shares subject to stock acquisition right shall be common stock, and number of shares subject to stock acquisition right ("Number of Shares Granted") shall be 1,000 shares.
   However, on or after April 9, 2007 and before the date of incorporation of J. FRONT RETAILING Co., Ltd. ("Company"), if Matsuzakaya Holdings Co., Ltd., ("Matsuzakaya HD") performs a stock split (including gratis issue of common stock *(kabushiki mushou-wariate)*; hereinafter, the same) or reverse stock split on the common stock of Matsuzakaya HD, or the Company performs a stock split or reverse stock split on the common stock of the Company after stock acquisition rights are issued, the Number of Shares Granted for the stock acquisition right shall be adjusted proportionately in accordance with the ratio of stock split or reverse stock split.
   The Number of Shares Granted after adjustment shall be applied (i) in the case of stock split, on or after the day following the record date for the stock split, and (ii) in the case of reverse stock split, on or after the effective date thereof. However, when a stock split is performed under the condition that an item to reduce the amount of surplus and increase stated capital or capital reserve will be approved at the general shareholders meeting of the Company, and when a date prior to the day of closing of the aforementioned general shareholders meeting is set as the record date for the stock split, on or after the day following the day of closing of the aforementioned general shareholders meeting, the Number of Shares Granted after adjustment shall be applied retroactively from the day immediately after the aforementioned record date.
   In addition to the above, in the event adjustments to the Number of Shares Granted for the stock acquisition right are unavoidable due to Matsuzakaya HD's capital reduction or other condition on or after April 9, 2007 and before the date of incorporation of the Company or the Company's capital reduction or other cause after stock acquisition rights are issued, the Number of Shares Granted for the stock acquisition right shall be adjusted within a reasonable range taking into consideration the conditions of capital reduction or other cause.
   Any fractional shares created as a result of aforementioned adjustment shall be disregarded.
   Furthermore, when the Number of Shares Granted is adjusted, the Company will notice necessary items to all persons holding stock acquisition rights who are entered in the stock acquisition right register ("Stock Acquisition Right Holders") or make a public notice with respect to necessary items, by the day immediately prior to the date of application of the Number of Shares Granted after adjustment. However, in the event a notice or public notice cannot be made by the day immediately prior to the date of the aforementioned application, the notice or public notice shall be performed swiftly thereafter.

3. Price of Assets to be Contributed when Stock Acquisition Right is exercised
   The price of assets that are contributed when each stock acquisition right is exercised shall be the amount obtained by multiplying the amount of payment per share that a shareholder receives from exercising the stock acquisition right ("Exercise Price") by the Number of Shares Granted for the stock acquisition right.
   Exercise price is 794 yen (as of April 9, 2007).
   However, in the event Matsuzakaya HD performs a stock split or reverse stock split of its common stock on or after April 9, 2007 and before the date of incorporation of the Company, or in the event the Company performs a stock split or reverse stock split of its common stock after stock acquisition rights are issued, Exercise Price shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

In addition, in the event Matsuzakaya HD issues new shares or disposes treasury shares of common stock at prices below market value on or after April 9, 2007 and before the date of incorporation of the Company, or in the event the Company issues new shares or disposes treasury shares of common stock at prices below market value after stock acquisition rights are issued (this excludes transfer by sale of treasury stock pursuant to the provision of Article 194 of the Company Law (request to transfer by sale of shares less than the number of shares constituting one voting right ("Less than One Voting Unit Shares *(tangenmiman kabushiki)*") by any shareholders having Less than One Voting Unit Shares *(tangenmiman kabushiki)*), exercise of stock acquisition rights pursuant to Article 280-19 of the Commercial Code which applied before the enforcement of the "Law Partially Amending the Commercial Code, Etc." (Law No. 128 of 2001), transfer of treasury stock pursuant to Section 2, Article 5 of the Supplementary Provisions of the "Law Partially Amending the Commercial Code, Etc." (Law No. 79 of 2001) "Law Partially Amending the Commercial Code, Etc." (Law No. 128 of 2001), and conversion or exercising of securities that will or may be converted to common stock of the Company or stock acquisition rights that may demand the delivery of common stock of the Company (includes those attached to corporate bonds with stock acquisition rights)), , the Exercise Price shall be adjusted by the formula below and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Shares outstanding} + \dfrac{\text{Number of shares newly issued} \times \text{Amount of payment per share}}{\text{Market value}}}{\text{Shares outstanding} + \text{Number of shares newly issued}}$$

"Shares outstanding" in the formula above shall mean total shares of common stock outstanding of the Company (or Matsuzakaya HD if adjustments will be performed for issuance of new shares or disposal of treasury shares of common stock of Matsuzakaya HD at a price below market value, by the date of incorporation of the Company on or after April 9, 2007) less total treasury shares for the common stock that are held by the Company (or Matsuzakaya HD if adjustments will be performed for issuance of new shares or disposal of treasury shares of common stock of Matsuzakaya HD at a price below market value, by the date of incorporation of the Company on or after April 9, 2007) and in the event treasury shares will be disposed, "Number of shares newly issued" shall be read as "Number of treasury shares to be disposed "

In addition to the above, in the event adjustments to the Number of Shares Granted for the stock acquisition right are unavoidable due to Matsuzakaya HD's capital reduction or other condition on or after April 9, 2007 and before the date of incorporation of the Company or the Company's capital reduction or other cause after stock acquisition rights are issued, the Number of Shares Granted for the stock acquisition right shall be adjusted within a reasonable range taking into consideration the conditions of capital reduction or other cause.

4. Exercise Period of Stock Acquisition Rights

From July 15, 2008 to July 14, 2012

5. Items on Stated Capital and Capital Reserve to be Increased when Shares are Issued as a Result of the Exercise of Stock Acquisition Rights

(1) The amount of increase in stated capital when shares are issued as a result of the exercise of stock acquisition rights shall be an amount that is one-half of the limit on increases to capital and other items that is calculated in accordance with Section 1, Article 40, of the Corporate Accounting Regulation, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

(2) The amount of increase in the capital reserve when shares are issued as a result of the exercise of stock acquisition rights shall be the amount of limit on increases to capital and other items that is described in (1) above less the amount of increased stated capital that is set forth in (1) above.

6. Restriction on Acquisition of Stock Acquisition Rights by Transfer

An approval of the board of directors shall be required to acquire stock acquisition rights by transfer.

7. Terms and Conditions on Acquisition of Stock Acquisition Rights

There are no terms and conditions on acquisition of stock acquisition rights.

8. Policies on Decisions covering Details of Delivery of Stock Acquisition Rights of Re-organized Companies, and Extinction of Stock Acquisition Rights when an Organization is Re-Organized

When the Company performs a merger (limited to when the Company will be dissolved by the merger), absorption-type demerger (*Kyushu bunkatsu*), incorporation-type demerger (*shinsetsu bunkatsu*), stock-for-stock exchange (*kabushiki kokan*) or stock transfer (*kabushiki iten*; collectively, "Re-Organization"), the stock acquisition rights of the *Kabushiki Kaisha* set forth in Paragraphs 8 (*i*)-(*ho*), Section 1, Article 236, of the Company Law ("Re-Organized Company") will be delivered to the Stock Acquisition Right Holders of stock acquisition rights outstanding when Re-Organization takes effect ("Outstanding Stock Acquisition Rights") under the terms and conditions below. In this case, Outstanding Stock Acquisition Rights cease to exist, and Re-Organized Company will newly issue its stock acquisition rights. However, the foregoing shall be applicable only in the event that the delivery of the share acquisition rights of the Re-Organized Company is set forth in the absorption-type merger agreement, incorporation-type merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, stock-for-stock exchange agreement or stock-transfer plan, in accordance with the terms and conditions below.

(1) Number of stock acquisition rights of Re-Organized Company that will be delivered

The number of stock acquisition rights that will be delivered is equal to the number of Outstanding Stock Acquisition Rights.

(2) Class of shares of Re-Organized Company subject to stock acquisition rights

This shall be common stock of Re-Organized Company.

(3) Number of shares of Re-Organized Company subject to stock acquisition right

These shall be decided in accordance with Section 2 above, upon consideration of the terms and conditions of Re-Organization.

(4) Price of Assets to be contributed when stock acquisition right is exercised

The price of assets to be contributed when stock acquisition rights to be delivered are exercised shall be the amount obtained by multiplying the Exercise Price after Re-Organization that was adjusted after the Re-Organization terms and conditions were considered, by the number of shares subject to the aforementioned stock acquisition rights decided in accordance with (3) immediately above.

(5) Exercise period of stock acquisition rights

This period shall be from the later day of (x) the commencement date of the period during set forth in Section 4 above which stock acquisition right can be exercised or (y) the effective date of Re-Organization to the end date of the period set forth in Section 4 above during which stock acquisition rights may be exercised.

(6) Items on stated capital and capital reserve to be increased when shares are issued as a result of the exercise of stock acquisition rights

These shall be decided in accordance with Section 5 above.

(7) Restriction on acquisition of stock acquisition rights by transfer

Acquisition of stock acquisition rights by transfer shall require the approval of the board of directors of Re-Organized Company.

(8) Terms and conditions on acquisition of stock acquisition rights
These shall be decided in accordance with Section 7 above.

(9) Other terms and conditions on exercising stock acquisition rights
These shall be decided in accordance with Section 10 above.

9. Rules on Fractional Shares Generated when Stock Acquisition Rights are Exercised
In the event there are fractional shares in the shares delivered to Stock Acquisition Right Holders who exercised stock acquisition rights, these fractional shares shall be disregarded.

10. Other Terms and Conditions on Exercising Stock Acquisition Rights
In the event the Stock Acquisition Right Holders abandons the stock acquisition rights, the stock acquisition rights may not be exercised.

3. Addressing the Reasonableness of the Matters Listed in Paragraphs 5 and 6 of Section 1, Article 773, of the Company Law issue

(1) In connection with the establishment of the company, "J. FRONT RETAILING Co., Ltd.", which will become a wholly-owning parent company upon the Stock-Transfer, the Company and Matsuzakaya HD have decided on the allotment ratio of common stock (hereunder, the "Stock Transfer Ratio") of J. FRONT RETAILING Co., Ltd., which will be delivered to the shareholders of the Company and Matsuzakaya HD as follows:

(i) The Stock Transfer Ratio is as follows:

1.4 shares of common stock of J. FRONT RETAILING Co., Ltd. per share of common stock of the Company, and 1 share of common stock of J. FRONT RETAILING Co., Ltd. per share of common stock of Matsuzakaya HD will be allotted and delivered. Following this, the total shares of common stock newly issued by J. FRONT RETAILING Co., Ltd. is scheduled to become 545,058,328 shares. However, in the event, among other cases, that the stock acquisition rights of the Company or Matsuzakaya HD were exercised prior to the establishment of J. FRONT RETAILING Co., Ltd., the number of shares issued by J. FRONT RETAILING Co., Ltd. may fluctuate.

However, it has been agreed that in the event a material change occurs to the state of the financial conditions or managerial conditions of the Company or Matsuzakaya HD, a critical obstacle to the implementation of the Stock-Transfer occurs or is found or the objectives of the Plan are hampered during the period preceding the incorporation date of J. FRONT RETAILING Co., Ltd. after the creation of the Stock-Transfer Plan (hereunder, "the Plan") described in 2 above, the terms and conditions of the Stock-Transfer and the details of the Plan may be modified or the Stock-Transfer may be suspended or terminated, upon discussions between the Company and Matsuzakaya HD.

(ii) Calculation Basis for the Stock Transfer Ratio is as follows:

The Company and Matsuzakaya HD have each performed due diligence on their respective legal, financial and accounting positions, with experts in each of those respective fields, and confirmed that there is no undisclosed information that would materially impact the Stock Transfer Ratio. The Company and Matsuzakaya HD have decided that the interests of their respective shareholders will be secured by studying what a fair and appropriate Stock Transfer Ratio is from an independent standpoint, and having appointed financial advisors.

The Company appointed Nomura Securities Co, Ltd, (hereunder, "Nomura Securities") as its financial advisor, and requested an analysis of the Stock Transfer Ratio that the Company should use as a reference point in negotiations with Matsuzakaya HD.

Nomura Securities, in response, performed the DCF (discounted cash flow) method, the market share price averaging method (*shijo kabuka heikin-ho*), the comparable companies methods and other relevant methods in examining the Company and Matsuzakaya HD, and we received a Stock Transfer Ratio calculations report, which indicates the results of those analyses, which are as follows:

	Method	Valuation range of Stock Transfer Ratio
1	DCF method	1.28~1.52
2	Market Share Price Averaging Method	1.69~1.79
3	Comparable Companies Method	1.76~2.14
Stock Transfer Ratio (number of J. FRONT RETAILING Co., Ltd. shares allotted per share of the Company)		1.40

The market share price averaging method designated February 16, 2007 as the reference date, which is the business day immediately preceding February 17, 2007 (the date on which the Stock-Transfer was reported by the news media), and used the average closing share prices for the periods of one (1) week and one (1) month immediately preceding the reference date, and for the period from the business day immediately following the announcement of the third quarter financial results in the fiscal year ended February 2007 (the Company: December 22, 2006; Matsuzakaya HD: January 9, 2007) to the reference date.

The Company, with the results of the Stock Transfer Ratio by Nomura Securities as a guide, considered from an overall perspective the financial condition, condition of assets, the future prospects of the Company and Matsuzakaya HD and various other factors. The Company and Matsuzakaya HD each approved, at their respective board of directors' meetings held on March 14, 2007, the execution of the Basic Agreement Regarding Management Integration, under which a Stock-Transfer will be performed using a Stock Transfer Ratio of the Company-to-Matsuzakaya HD of 1.4 : 1 (this signifies the 1.4 shares of common stock of J. FRONT RETAILING Co., Ltd. per share of common stock of the Company, and 1 share of common stock of J. FRONT RETAILING Co., Ltd. per share of common stock of Matsuzakaya HD that will be allotted and delivered; hereunder, "Proposed Stock Transfer Ratio"), and the Company and Matsuzakaya HD signed this agreement on this same day.

Afterwards, the Company confirmed that there have been no material changes to any of the terms and conditions that were the premise for the Proposed Stock Transfer Ratio, during the period up to April 9, 2007. Upon doing so, the Company and Matsuzakaya HD each approved, at their respective board of directors' meetings held on the same day, to prepare the Plan for undertaking the Stock-Transfer with the Stock Transfer Ratio being the Proposed Stock Transfer Ratio. The Plan was created between the Company and Matsuzakaya HD on the same day.

Matsuzakaya HD appointed NikkoCiti Group Limited (hereunder, NikkoCiti Group) as their financial advisor, and received a stock transfer ratio calculations report that indicated the results of the Stock Transfer Ratio, and we confirmed that the Proposed Stock Transfer Ratio was included in the range of the calculation results produced by NikkoCiti Group.

(2) The Company and Matsuzakaya HD decided that the amounts of stated capital and the reserves of J. FRONT RETAILING Co., Ltd., upon the incorporation of J. FRONT RETAILING Co., Ltd. as a result of the Stock-Transfer will be as detailed below.

(i) The amounts of stated capital and reserves of J. FRONT RETAILING Co., Ltd., are as follows:

a. Amount of stated capital	30 billion yen
b. Amount of capital reserve	7.5 billion yen
c. Amount of earned reserve	0 yen
d. Amount of capital surplus	The amount less the total of a and b above from paid-in capital by shareholders upon the incorporation-type restructuring as set forth under Paragraph 1, Article 83 of the Corporate Accounting Regulation.
e. Amount of earned surplus	0 yen

(ii) The amounts of stated capital and reserves of J. FRONT RETAILING Co., Ltd., above were decided within the range given under Article 83 of the Corporate Accounting Regulation, after discussions between the Company and Matsuzakaya HD, and an overall review and consideration of strategies for the capital of J. FRONT RETAILING Co., Ltd. after its incorporation.

4. Addressing the Reasonableness of the Matters listed in Paragraphs 9 and 10, Section 1, Article 773, of the Company Law in Connection with the Sock Acquisition Rights Issued by the Company and Matsuzakaya HD which are Covered under Paragraph 3, Section 3, Article 808 of the Company Law

Discussions were held between the Company and Matsuzakaya HD from the perspective of equally protecting the rights of shareholders owning common stock and the holders of stock acquisition rights in light of the Stock Transfer Ratio and the terms and conditions of the stock acquisition rights that the Company and Matsuzakaya HD issue as described in (1) through (6) below, and a decision was made to deliver stock acquisition rights for J. FRONT RETAILING Co., Ltd., to the holders of the stock acquisition rights in lieu of the aforementioned stock acquisition rights, under the ratio and details set forth in (1) through (6) below.

(1) 1 stock acquisition right from the First Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd., described in Attachment 3 of the Plan in lieu of 1 stock acquisition right of the First Series of Stock Acquisition Rights of The Daimaru, Inc., (details are set forth in Attachment 2 of the Plan), to the holder of such stock acquisition right.

(2) 1 stock acquisition right from the Second Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd. described in Attachment 5 of the Plan in lieu of 1 stock acquisition right of the Second Series of Stock Acquisition Rights of The Daimaru, Inc., (details are set forth in Attachment 4 of the Plan) , to the holder of such stock acquisition right.

(3) 1 stock acquisition right from the Third Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd. described in Attachment 7 of the Plan in lieu of 1 stock acquisition right of the Third Series of Stock Acquisition Rights of The Daimaru, Inc., (details are set forth in Attachment 6 of the Plan) , to the holder of such stock acquisition right.

(4) 1 stock acquisition right from the Fourth Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd. described in Attachment 9 of the Plan in lieu of 1 stock acquisition right of the Fourth Series of Stock Acquisition Rights of The Daimaru, Inc., (details are set forth in Attachment 8 of the Plan) , to the holder of such stock acquisition right.

(5) 1 stock acquisition right from the Fifth Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd. described in Attachment 11 of the Plan in lieu of 1 stock acquisition right of the 1-1st Series of Stock Acquisition Rights of Matsuzakaya Co., Ltd., (details are set forth in Attachment 10 of the Plan) , to the holder of such stock acquisition right.

(6) 1 stock acquisition right from the Sixth Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd. described in Attachment 13 of the Plan in lieu of 1 stock acquisition right of the 1-2nd Series of Stock Acquisition Rights of Matsuzakaya Co., Ltd., (details are set forth in Attachment 12 of the Plan) , to the holder of such stock acquisition right.

5. Details of Matsuzakaya HD Financial Statements

(1) Details of the balance sheet as of the date of incorporation of Matsuzakaya HD (September 1, 2006) are as follows:

BALANCE SHEET
(As at September 1, 2006)

(Unit: Yen)

Item	Amount	Item	Amount
(Assets)		(Net assets)	
Investments and other assets	58,908,945,709	Stockholders' equity	58,837,501,959
Securities of affiliated companies	58,908,945,709	Stated Capital	9,765,277,026
		Capital surplus	49,072,224,933
		Capital surplus reserve	49,072,224,933
		Share Warrants	71,443,750
Total	58,908,945,709	Total	58,908,945,709

(2) Details on statements for the February 2007 period of Matsuzakaya HD were as described in the Separate Volume of "Reference Material For General Shareholders Meeting."

6. Items Pursuant to Article 74 of the Reinforcement Regulations of the Company Law on People Who Will Become a Director of J. FRONT RETAILING Co., Ltd.

People who will become directors of "J. FRONT RETAILING Co., Ltd." are as follows:

Candidate No.	Name (Date of Birth)	Brief history, position and responsibilities Status of Representation in other companies, etc.	(1) Number of the Company's Shares Owned (2) Number of Matsuzakaya HD's Shares Owned (3) Number of "J. FRONT RETAILING Co., Ltd." Allotted
1	Kunihiko Okada (Born July 11, 1935)	Apr 1958: Joined Matsuzakaya Co., Ltd. Sep 1990: General Manager of Head Office Development Department of the same company May 1991: Director of the same company Mar 1993: Chief of Head Office General Planning Section of the same company Mar 1995: Chief of Head Office General Planning Section and General Manager of Associated Businesses Department of the same company Nov 1997: Managing Director, Chief of Head Office General Planning Section, Chief of Public Relation Section and General Manager of Associated Businesses Department of the same company May 1999: Director and President of the same company May 2001: Director, President and General Manager of Head Office Business Division of the same company May 2003: Director and President of the same company May 2004: Representative Director, President and Executive Officer of the same company May 2006: Representative Director, Chairman and Executive Officer of the same company Sep 2006: Representative Director and Chairman of the same company (to the present) Representative Director and Chairman of Matsuzakaya Holdings Co., Ltd. (to the present)	(1) 0 shares (2) 80,000 shares (3) 80,000 shares

2	Tsutomu Okuda (Born October 14, 1939)	Apr 1964: Joined the Company Sep 1991: Managing Director of Daimaru Australia Pty. Ltd. May 1995: Director of the Company May 1996: Managing Director of the Company Mar 1997: President of the Company Sep 2001: General Manager of Department Store Headquarters, Preparatory Office for Sapporo Store and Non-sales Operations Innovation Office of Head Office of the Company Mar 2003: General Manager of Department Store Operations of Group Headquarters of the Company May 2003: Chairman and Chief Executive Officer of the Company (to the present) Jun 2006: Director of Osaka Securities Exchange Co., Ltd. (to the present) Jun 2006: Director of Resona Holdings, Inc. (to the present)	(1) 55,000 shares (2) 0 shares (3) 77,000 shares
3	Ryoichi Yamamoto (Born March 27, 1951)	Apr 1973: Joined the Company Feb 2001: Associate Director of the Company General Manager of Business Innovation Office and Business Planning Office of Department Store Headquarters of Head Office Mar 2003: General Manager of Merchandise Network Promotion Division of Department Operations of Group Headquarters of the Company May 2003: President and Chief Operating Officer of the Company (to the present) General Manager of Department Store Operations of Group Headquarters (to the present) Mar 2005: General Manager of Metropolitan Area New Business Development Division of Group Headquarters of the Company Jan 2007: Executive General Manager of Planning Office for New Umeda Office of Group Headquarters of the Company (to the present)	(1) 38,000 shares (2) 0 shares (3) 53,200 shares

4	Shunichi Samura (Born January 31, 1946)	Mar 1969: Joined Matsuzakaya Co., Ltd. May 1998: General Manager of Shizuoka Store of the same company May 1999: Director, General Manager of Nagoya Business Department and General Manager of Nagoya Store of the same company May 2000: Managing Director of the same company May 2002: Senior Managing Director of the same company May 2003: General Manager of Head Office Business Division of the same company May 2004: Representative Director, Senior Executive Officer, Chief of Head Office Business Planning Section of the same company Sep 2004: Chief of Head Office Business Planning Section and Chief of Business Reform Section of the same company Mar 2006: Chief of Head Office Business Planning Section of the same company May 2006: Representative Director, President and Executive Officer of the same company (to the present) Sep 2006: Representative Director and President of Matsuzakaya Holdings Co., Ltd. (to the present)	(1) 0 shares (2) 51,200 shares (3) 51,200 shares
5	Toshiaki Tsushima (Born March 23, 1946)	Mar 1968: Joined Matsuzakaya Co., Ltd. May 1997: Deputy General Manager of Head Office Finance Department of the same company May 1999: Director, General Manager of Head Office Finance Department of the same company Sep 1999: General Manager of Head Office Finance Department and General Manager of Purchasing Department of the same company Mar 2001: General Manager of Head Office Finance Department of the same company May 2003: Managing Director of the same company May 2004: Director (to the present), Managing Executive Officer of the same company Mar 2006: Chief of Head Office Public Relations and IR Section and In charge of Financial Strategies Section and Finance and Accounting Department of the same company May 2006: Senior Executive Officer, Chief of Business Planning Section and Chief of Public Relations and IR Section of the same company Sep 2006: Senior Managing Director (to the present), In charge of Business Planning Section, Public Relations and IR Section, and Finance Section of Matsuzakaya Holdings Co., Ltd.	(1) 0 shares (2) 40,100 shares (3) 40,100 shares

6	Kiyozo Kojima (Born October 16, 1944)	Apr 1967: Joined the Company Jun 1990: Representative Director of Daimaru Information Center Co., Ltd. Mar 1997: General Manager of Design and Engineering Division of the Company May 2000: Associate Director of the Company President of Daimaru Design & Engineering Co., Ltd. and Daimaru Mokko Co., Ltd. May 2001: Director of the Company (to the present) Sep 2001: Deputy General Manager of Management Headquarters and General Manager of Corporate Accounting & Financing Division of Head Office of the Company Mar 2002: Deputy General Manager of Management Headquarters and General Manager of Corporate Accounting & Financing Division and Information Systems Innovation Office of Head Office of the Company Mar 2003: General Manager of Affiliated Enterprises of Group Headquarters of the Company (to the present) May 2003: Corporate Officer of the Company May 2006: Corporate Executive Officer of the Company (to the present)	(1) 22,000 shares (2) 0 shares (3) 30,800 shares
7	Hiroto Tsukada (Born March 1, 1948)	Apr 1970: Joined the Company Jan 1999: Associate Director of the Company General Manager of Kyoto Store May 2001: Director of the Company Mar 2003: Division Manager of Management Planning of Group Headquarters of the Company May 2003: Retired from Director of the Company Corporate Officer of the Company (to the present) May 2005: Director of the Company (to the present) General Manager of Management Planning of Group Headquarters (to the present) Jan 2006: General Manager of Planning Office for New Umeda Store of Group Headquarters of the Company Mar 2007: Executive General Manager of Integration Preparatory Office of the Company (to the present)	(1) 27,000 shares (2) 0 shares (3) 37,800 shares

8	Norio Yasunaga (Born October 28, 1938)	Apr 1962: Joined The Bank of Mitsubishi, Ltd. Jun 1989: Director of the same company May 1993: Managing Director of the same company Apr 1996: Managing Director of The Bank of Tokyo-Mitsubishi, Ltd. Jun 1997: Retired from Managing Director of the same company Jun 1997: Statutory Auditor of Asahi Glass Co., Ltd. May 2003: Director of the Company (to the present) Jun 2003: Retired from Statutory Auditor of Asahi Glass Co., Ltd. Jun 2005: Director of Dai Nippon Toryo Co., Ltd. (to the present)	(1) 7,000 shares (2) 0 shares (3) 9,800 shares
9	Tsuyoshi Takayama (Born July 30, 1936)	Apr 1960: Joined Daido Steel Co., Ltd. Jun 1990: Director of Daido Steel Co., Ltd. Jun 1992: Managing Director of the same company Jun 1994: Senior Managing Director of the same company Jun 1996: Representative Director and Vice President of the same company Jun 1998: Representative Director and President of the same company Jun 2004: Representative Director and Chairman of the same company (to the present) May 2006: Director of Matsuzakaya Co., Ltd. (to the present) Sep 2006: Director of Matsuzakaya Holdings Co., Ltd. (to the present)	(1) 0 shares (2) 2,000 shares (3) 2,000 shares

Notes

1. There is no special relationship of interest between each candidate, the Company and Matsuzakaya HD.

2. Mr. Norio Yasunaga and Mr. Tsuyoshi Takayama are candidates for outside directors.

3. Reasons for appointing Mr. Norio Yasunaga and Mr. Tsuyoshi Takayama as candidates for outside directors:

(1) Mr. Norio Yasunaga has extensive experience, a strong track record of successful performance and knowledge from being a manager of a financial institution. In addition, because he will be in an objective position, apart from the management that will be undertaking the company's business operations, we have concluded that as an outside director, he will significantly contribute to the management of J. FRONT RETAILING Co., Ltd., by enhancing corporate governance.

(2) Mr. Tsuyoshi Takayama has extensive experience, a strong record of successful performance and knowledge as a manager of a business entity. In addition, because he will be in an objective position, apart from the management that will be undertaking the company's business operations, we have concluded that as an outside director, he will significantly contribute to the management of J. FRONT RETAILING Co., Ltd., by enhancing corporate governance.

4. Years of Service as an Outside Director:

(1) Mr. Norio Yasunaga will have served as an outside director of the Company for four (4) years as of the conclusion of this general shareholders meeting.

(2) Mr. Tsuyoshi Takayama will have served as an outside director of Matsuzakaya HD for approximately nine (9) months as of the conclusion of the general shareholders meeting of Matsuzakaya HD.

5. Limited Liability Agreements with Outside Director Candidates:

(1) Matsuzakaya HD has concluded an agreement to limit the liability for damages compensation under Section 1, Article 423 of the Company Law. The limit of liability for damages compensation under this agreement is the higher of 7.2 million yen or the minimum set by law.

(2) J. FRONT RETAILING Co., Ltd., plans to conclude a limited liability agreement to set the limit of liability for damages compensation under Section 1, Article 423 of the Company Law to the higher of 12 million yen or the minimum set by law, in accordance with the Articles of Incorporation, in the event the appointments of Mr. Norio Yasunaga and Mr. Tsuyoshi Takayama are approved.

7. Items under Article 76 of the Enforcement Regulations of the Company Law on People Who Will Become Statutory Auditors of J. FRONT RETAILING Co., Ltd.

People who will become statutory auditors of J. FRONT RETAILING Co., Ltd. are as follows:

Candidate No.	Name (Date of Birth)	Brief history, position and responsibilities Status of Representation at other companies, etc.	(1) Number of the Company's Shares Owned (2) Number of Matsuzakaya HD's Shares Owned (3) Number of "J. FRONT RETAILING Co., Ltd." Allotted
1	Toshio Kido (Born July 27, 1947)	Apr 1970: Joined the Company Feb 1990: Manager of Corporate Personnel Division of the Company May 1995: Deputy General Manager of Corporate Planning Office of Head Office of the Company Mar 1997: Deputy General Manager of Corporate Strategy Planning Office of Head Office of the Company Mar 1998: Deputy General Manager of Corporate Human Resources Management Division of Head Office of the Company May 2001: Associate Director of the Company (to the present) President of Daimaru Design & Engineering Co., Ltd. and Daimaru Mokko Co., Ltd. Jan 2004: President of Dimples' Co., Ltd. Mar 2005: President of Dimples' Co., Ltd. and Daimaru Sales Associates Co., Ltd. Feb 2006: General Manager of Internal Audit Division of Group Headquarters of the Company (to the present)	(1) 1,000 shares (2) 0 shares (3) 1,400 shares

2	Junji Nakamura (Born July 27, 1947)	Mar 1971: Joined Matsuzakaya Co., Ltd. Mar 2001: General Manager of General Affairs Department of Tokyo Business Division of the same company May 2003: General Manager of Business Administration Department of Tokyo Business Division of the same company Mar 2006: Deputy General Manager of Human Resource and General Affairs Department of Business Administration Division of the same company (to the present)	(1) 0 shares (2) 6,000 shares (3) 6,000 shares
3	Takeshi Furuta (Born January 24, 1930)	Apr 1952: Joined Kanegafuchi Chemical Industry Co., Ltd. Jun 1977: Director of the same company Jun 1981: Executive Director of the same company Jun 1986: Senior Executive Director of the same company Jun 1992: Executive Vice President of the same company Jun 1994: President of the same company Jan 1996: Director of Nippon Venture Capital Co., Ltd. (to the present) Jun 1999: Chairman of Kanegafuchi Chemical Industry Co., Ltd. Jun 2005: Counselor of Kaneka Corporation (to the present) May 2006: Corporate Auditor of The Daimaru, Inc. (to the present)	(1) 11,000 shares (2) 0 shares (3) 15,400 shares
4	Sadahiko Shimizu (Born December 13, 1930)	Apr 1953: Joined Toho Gas Co., Ltd. Jun 1984: Director of the same company Jun 1988: Managing Director of the same company Jun 1991: Senior Managing Director of the same company Jun 1994: Director and President of the same company Jun 2000: Director and Chairman of the same company May 2001: Auditor of Matsuzakaya Co., Ltd. (to the present) Jun 2004: Advisor of Toho Gas Co., Ltd., (to the present) Sep 2006: Auditor of Matsuzakaya Holdings Co., Ltd. (to the present)	(1) 0 shares (2) 21,000 shares (3) 21,000 shares
5	Rokurou Tsuruta (Born June 16, 1943)	Apr 1970: Public Prosecutor of the Tokyo District Public Prosecutors Office Apr 2005: Superintending Prosecutor of the Nagoya High Public Prosecutors Office Jun 2006: Retired Jul 2006: Admitted to the bar Oct 2006: Professor of Law School of Chiba University (to the present)	(1) 1,000 shares (2) 0 shares (3) 1,400 shares

Notes

1. There is no special relationship of interest between each candidate, the Company and Matsuzakaya HD.
2. Mr. Takeshi Furuta, Mr. Sadahiko Shimizu and Mr. Rokurou Tsuruta are candidates for outside statutory auditor positions.
3. Reasons for appointing Mr. Takeshi Furuta, Mr. Sadahiko Shimizu and Mr. Rokurou Tsuruta as candidates to outside statutory auditor positions:

(1) We request the appointment of Mr. Takeshi Furuta and Mr. Sadahiko Shimizu as outside statutory auditors because they have extensive experience and broad knowledge as managers of business entities which will be reflected in their audits of J. FRONT RETAILING Co., Ltd.

(2) We request the appointment of Mr. Rokurou Tsuruta as an outside statutory auditor, in order to benefit from his viewpoints as legal expert which will be reflected in his audits of J. FRONT RETAILING Co., Ltd.

4. Reasons for concluding that they can effectively perform the duties of outside statutory auditors:

Mr. Rokurou Tsuruta has not been involved in a company's management other than as an outside statutory auditor or outside director. However, in light of his knowledge and experience as a legal expert, he has adequate knowledge of a company's audit operations and we have determined that he will effectively perform the duties of an outside statutory auditor.

5. Appointment Term as Outside Statutory Auditors:

(1) Mr. Takeshi Furuta will have served as an outside statutory auditor of the Company for one (1) year as of the conclusion of the general shareholders meeting.

(2) Mr. Sadahiko Shimizu will have served as an outside statutory auditor of Matsuzakaya HD for approximately 9 months as of the conclusion of the general shareholders meeting of Matsuzakaya HD.

6. Limited Liability Agreements with Outside Statutory Auditor Candidates:

(1) Matsuzakaya HD has concluded an agreement with Mr. Sadahiko Shimizu to limit the liability for damages compensation under Section 1, Article 423 of the Company Law. The limit of liability for damages compensation under this agreement is the higher of 7.2 million yen or the minimum set by law.

(2) J. FRONT RETAILING Co., Ltd., plans to conclude a limited liability agreement to set the limit of liability for damages compensation under Section 1, Article 423 of the Company Law as the higher of 12 million yen or the minimum set by law, in accordance with the Articles of Incorporation, in the event the appointments of Mr. Takeshi Furuta, Mr. Sadahiko Shimizu and Mr. Rokurou Tsuruta are approved.

8. Items under Article 77 of the Enforcement Regulations of the Company Law on People Who Will Become Outside Accounting Auditors of "J. FRONT RETAILING Co., Ltd."

People who will become outside accounting auditors of "J. FRONT RETAILING Co., Ltd." are as follows:

Name	Ernst & Young ShinNihon
Principle place of business	Hibiya Kokusai Building, 2-3 2-Chome, Uchisaiwai-Cho, Chiyoda-Ku, Tokyo
Overview (As of December 31, 2006)	Employees: 536 Certified Public Accountants Office Staff: 1,229 Certified Public Accountants, 977 Assistant Certified Public Accountants, 1,075 other staffs This excludes part-time staffs. Office: 34 locations within Japan; Liason Office: 6 locations within Japan Location overseas: 23
History	Jan 1967: Auditor Corporation, Ohta Tetsuzo Office was established Mar 1969: Auditor Corporation, Dai-Ichi Auditors Office was established Dec 1969: Showa Auditor Corporation was established Nov 1970: Nisshin Auditor Corporation was established Sep 1971: Musashi Auditor Corporation was established Oct 1985: Ohta Showa Auditor Corporation was established by merger of Showa Auditor Corporation and Ohta Tetsuzo Office Auditors Corporation Jan 1986: Century Auditor Corporation was established by a merger of Dai-ichi Audit Office Auditors, Nisshin Auditors, and Musashi Audit Corporation Apr 1987: Century Auditor Corporation and Eiko Accounting Office Auditor Corporation

	merged Jul 1990: Century Auditor Corporation and Minato Auditor Corporation merged Jul 1992: Century Auditor Corporation and Yoko Auditor Corporation merged Apr 2000: Ohta Showa Auditor Corporation and Century Auditor Corporation merged to form Ohta Showa Century Auditor Corporation Jul 2001: Merged with TKA Takeshi Iizuka Office Auditors Corporation and Takachiho Auditor Corporation Jul 2001: Re-named to ShinNihon Auditor Corporation Jul 2005: Merged with Taisei Accounting Auditor Corporation

9. Items Related to Articles 82 and 84 of the Enforcement Regulations of the Company Law on the Compensation, etc. of Directors and Statutory Auditors of J. FRONT RETAILING Co., Ltd.

The total compensation, etc. for directors and statutory auditors of J. FRONT RETAILING Co., Ltd. from the date of incorporation of J. FRONT RETAILING Co., Ltd. until the conclusion of their first general shareholders meeting of the company shall be within 50 million yen per month for directors and within 7 million yen per month for statutory auditors, taking into account the total compensation, etc. at the Company and Matsuzakaya HD and other circumstances.

The intention is to have nine initial directors and five initial statutory auditors at the time of the incorporation of J. FRONT RETAILING Co., Ltd.

10. Matters Relating to Resolutions of this Agenda Item

This agenda item shall become effective if it is approved by both the Company and Matsuzakaya HD at the general shareholders' meeting set forth under Article 8 of the Plan and the approval of the relevant authorities, when necessary under law, is received.

In addition, in the event the Stock-Transfer is null and void for reasons under Article 12 of the Plan (Effectiveness of the Plan) and Article 13 (Modification to Terms and Conditions on Stock-Transfer and Suspension or Cancellation of Stock-Transfer), or in the event the Stock-Transfer is suspended or terminated, the resolution of this agenda item will lose its effect.

(Attached Document of Notice of 123rd General Shareholders Meeting)

Separate Volume of
"Reference Materials for General Shareholders Meeting"

Item No 1

5. Details of Matsuzakaya HD Financial Statements
(2) Details on statements for the February 2007 period of Matsuzakaya HD

The Daimaru, Inc.

Business Report
(From September 1, 2006 to February 28, 2007)

1. Current State of the Group Corporation

Matsuzakaya Holding Co., Ltd. (the "Company") was incorporated on September 1, 2006, through a transfer of shares of Matsuzakaya Co., Ltd. Consolidated financial statements for the current fiscal year were prepared, succeeding financial statements of Matsuzakaya Co., Ltd., which became a fully owned subsidiary, and assuming that the Company was incorporated at the start of the fiscal year. As such, the overall state since March 1, 2006, is described as the current state of the group corporation. In addition, figures in the previous consolidated fiscal year of Matsuzakaya Co., Ltd are used for year-on-year comparison.

(1) Progress and Results

The economy in Japan for the current consolidated fiscal year was robust, with consumer spending in a gentle recovery as well as private capital investments remaining strong against a backdrop of steady corporate performance.

In the department stores industry where intense competition among stores continued, despite upward trends in jewelry, artwork and commodities, the sales of department stores in Japan were lower than the previous year due to low sales in apparel, which is the core sector, caused by the inclement weather.

Under such situation, the group corporation established Matsuzakaya Holdings Co., Ltd., on September 1, 2006, with the objectives (1) to create efficiency in management by a separation of strategy and business operations, (2) to accelerate decision-making and clarify management responsibilities by transferring authority to this entity, and (3) to accelerate reorganization. Under the holding company, the Company continued to promote "Fiscal 2005-2007 Matsuzakaya Mid-Term Management Plan" under the basic policy of "business reform from a customer standpoint and management trusted by society," and was engaged in business management which has a favorable balance in terms of economy, society and humanity.

Aiming for maximization of customer satisfaction and improvements in profitability, Matsuzakaya Co., Ltd. conducted reforms, including a large-scale renovation of stores, improvement of customer service, and on-site sales reforms. Furthermore, in order to improve a store environment, customer service and product strength,, Matsuzakaya-Stores Co., Ltd. was engaged in reinforcing its business through conducting scrap-and-build, renovation of stores and recruitment of human resources outside the Company. In June, the Company jointly established Temp Style Co., Ltd., a personnel services company with a major personnel services company that provides in a stable and efficient manner human resources who can engage in high-quality customer and sales services.

Furthermore, in order to further enhance transparency and fairness in management, the Company made every effort to establish a structure of internal control and to strengthen corporate governance as well as appointment of one outside Director and two outside auditors at the general shareholders meeting of Matsuzakaya Co., Ltd. last May.

Moreover, with the aim to improve capital efficiency, the Company conducted a tender offer of its own shares, and retired all the acquired shares. In October, a prior-warning type of a take over defense was adopted upon approval of the Board of Directors in order to prevent acquisition that damages corporate value and common interests of shareholders.

Details of each segment are as follows:

<Department Store>

In the Department Store Business, the Company proposed various types of lifestyle by conducting the business based on the customer-first policy, making the stores likable and trustable and providing products and services.
The Company worked on improving sales and customer service by staffing personnel with high quality of customer and sales skills to be in charge of sales staff training at main stores.

With regard to store renovation, the Nagoya store fully renovated the north complex and re-named it as Life Resort Complex to support creative and comfortable living, and underwent renovation of the restaurant gallery on the basement in October following the opening of aboveground floors in March 2006. The Ueno store was fully renovated after 50 years of operation, and had its grand opening on March 3, 2007. In addition to the Takatsuki store which underwent a full renovation under a three-year plan, the Shizuoka store introduced many popular brand shops such as Hermes. With regard to product lineups, in order to provide better products to customers, the Company worked on improving precision of the merchandising and providing further training of merchandising for buyers. In addition, the Company expanded product lineups in "This One's For You," a product which reflects voices of customers, and further improved product lineups at "Flair for Ef," an original select shop for women' apparel and other shops which collaborate with clients of the Company.

With regard to special events, the Company held a number of product exhibitions and cultural events, including "Exhibition of Japanese Craftsmanship," "France Fair 2006" and "World Exhibition of Venetian Beads". Moreover, to commemorate the 395th anniversary of Matsuzakaya and 15th anniversary of the Matsuzakaya Art Museum, we held events, including "Maria Theresia and Palace of Schonbrunn" and "Exhibition of Four Most Prominent Ukiyoe Artists: Sharaku, Utamaro, Hokusai and Hiroshige" and received a large number of favorable reviews by customers. In terms of organization and business operations, the Business Administrations Head Office, which unified business operation offices, was established in March 2006 to improve efficiency and quality of businesses and to reinforce support for sales units. In addition, "GET PROFIT 30", a cost reduction project led by the Operational Reform Promotion Department, started in September to conduct a fundamental review of business expenses. A system to protect personal information was also improved, with use of Privacy Mark permitted in July.
As a result of conducting the above measures and policies and working on improvement of productivity and enhancement of sales skills, the sales reached 301,196 million yen, which represents 96.9% of the previous year's figure, and operating income was 5,755 million yen, which represents 102.1% of the previous year's figure.

<Supermarket Business>

Although the Company conducted various revitalization measures and policies, including closure of the Maeyama store as well as opening of the Chiyoda store in the Nagoya area and renovation of existing stores, as a result of intensified competition, sales amounted to 26,556 million yen, which represents 98.6% of the previous year's figure, and operating loss was 225 million yen.

<Real Estate Leasing Business>

Sales of the Real Estate Leasing Business amounted to 2,032 million yen, which represents 97.7% of the previous year's figure, and operating income was 1,320 million yen, which represents 100.5% of the previous year's figure.

<Other Businesses>

With regard to other businesses, due to favorable business performance of the construction business, sales was 6,887 million yen, which represents 164.8% of the previous year's figure, and operating income was 436 million yen, which represents 139.3% of the previous year's figure.

Based upon the results above, on a consolidated basis, the sales for the current fiscal year was 336,673 million yen, which represents 97.9% of the previous year's figure, current income was 7,532 million yen, which represents 98.3% of the previous year's figure, and net income was 5,255 million yen. Please note that sales from shops at the Expo 2005 Aichi Japan was included in the previous fiscal year. After revision of the figures, sales for the current fiscal year increased by 0.4% from the previous fiscal year.

Sales by Business Segment of the Group Corporation

Business Segment	Sales	Composition	Comparison with FY2005
	Million yen	%	%
Department Store Business	301,196	89.5	96.9
Supermarket Business	26,556	7.9	98.6
Real Estate Leasing Business	2,032	0.6	97.7
Other Businesses	6,887	2.0	164.8
Total	336,673	100.0	97.9

Sales of Main Stores

Store	Sales	Composition	Comparison with FY2005
	Million yen	%	%
Matsuzakaya Nagoya	139,968	46.6	(101.4) 95.2
Matsuzakaya Okazaki	6,113	2.0	98.6
Matsuzakaya Nagoya Station	12,455	4.1	99.0
Matsuzakaya Toyota	10,080	3.4	103.0
Matsuzakaya Takatsuki	16,751	5.6	99.1
Matsuzakaya Ueno	58,566	19.5	(97.4) 95.6
Matsuzakaya Ginza	16,424	5.5	(98.8) 98.5
Matsuzakaya Shizuoka	30,315	10.1	102.0
Yokohama Matsuzakaya	9,530	3.2	97.5
Total	300,207	100.0	(100.2) 96.9

Notes:

1. Figures in parentheses represent numbers excluding sales from shops at Expo 2005 Aichi Japan and the construction business in the previous year.
2. Sales by store include sales to group companies.

(2) **Capital Expenditures**

Capital expenditures during the current consolidated fiscal year totaled 8,979 million yen, which primarily comprised of renovation of sales floors at the Nagoya, Takatsuki and Ueno stores of Matsuzakaya Co., Ltd., and anti-seismic reinforcement construction of main buildings at the Nagoya and Shizuoka stores.

(3) **Financing**

Funds required for the current fiscal year on a consolidated basis were financed from the Company's own fund and loans from financial institutions.

(4) **Current Issues**

Despite expectation that private consumption continues to grow while customer demands are diversified, the business environment surrounding the department stores industry is expected to become more severe due to a shrinking consumption market caused by a decline in population and further intensified competition among the industry and among companies.

Under these difficult circumstances, the Company reached an agreement with The Daimaru, Inc., to jointly establish a holding company through a transfer of shares in September of this year. It strives to increase its corporate value further through the effective utilization of the management resources and know-how of both companies under a holding company structure, and thereby generating a synergy.

Details of effects of management integration are as follows:

(1) Improvement of management efficiency by mutually introducing each other's superior know-how and systems;

(2) Realization of reinforced sales capabilities in department store business;

(3) Strengthening of Tokyo metropolitan area business strategy;

(4) Reinforcement of growth potential by increasing cash flow and building a strong financial position;

(5) Improved efficiency and cost reduction by integrating systems, streamlining back-office operation, and expanding joint procurements;

(6) Improvement of staff productivity by utilization of human resources and skills and of corporate vitality; and

(7) Improvement of management efficiency through restructuring and integration of affiliated companies.

In preparation for management integration in September this year, the Company makes efforts to engage in review of details of agendas, such as strategies, policies and integration processes, led by the integration preparatory committee which comprises of both companies, and to accelerate the process of devising an optimal plan for maximizing the effect of integration.

The newly-established holding company will improve customer satisfaction further and maximize the corporate value by an early realization of the effect of integration, and aims to establish a presence as the leading company in terms of quality and quantity, in the retail industry focusing on the department store business.

The Company would highly appreciate the shareholders' further support.

(5) Progress in Assets and Profit/Loss

(i) Progress in Assets and Profit/Loss of the Group Corporation

	FY2003 Matsuzakaya Co., Ltd., Consolidated Fiscal Year (159th Period)	FY2004 Matsuzakaya Co., Ltd., Consolidated Fiscal Year (160th Period)	FY2005 Matsuzakaya Co., Ltd., Consolidated Fiscal Year (161st Period)	FY2006 (Consolidated Fiscal Year) (1st Period)
Operating profit (sales)	Million yen 375,280	Million yen 345,762	Million yen 343,936	Million yen 336,673
Current income	Million yen 2,345	Million yen 4,678	Million yen 7,660	Million yen 7,532
Net income (loss)	Million yen (8,462)	Million yen 2,506	Million yen 5,519	Million yen 5,255
Net income (loss) per share	yen (50.38)	yen 14.82	yen 32.21	yen 31.53
Total asset	Million yen 224,549	Million yen 209,813	Million yen 217,642	Million yen 217,493
Net asset	Million yen 57,249	Million yen 60,182	Million yen 70,446	Million yen 64,508

Notes:

1. The Company was incorporated on September 1, 2006, and consolidated financial statements for the current consolidated fiscal year were prepared, succeeding financial statements of Matsuzakaya Co., Ltd., which became a fully owned subsidiary, and assuming that the Company was incorporated at the start of the fiscal year.
2. The figures of the Matsuzakaya Co., Ltd. are used for those of FY2003, 2004 and 2005.
3. Net income (loss) per share is calculated from an average number of shares outstanding less the Company's own shares of common stock.

(ii) Progress in Assets and Profit/Loss of the Company

	1st Period From September 1, 2006 to February 28, 2007
Operating profit	Million yen 3,098
Current income	Million yen 2,457
Net income (loss)	Million yen 2,471
Net income (loss) per share	Yen 14.90
Total asset	Million yen 61,566
Net asset	Million yen 61,370

(6) **State of Material Parent Company and Subsidiaries**

(i) Relationship with the Parent Company

N/A

(ii) State of Important Subsidiaries

Company	Capital	Capital Contribution Ratio	Principal Business
	Million yen	%	
Matsuzakaya Co., Ltd.	9,765	100	Department Store Business
Yokohama-Matsuzakaya Co., Ltd.	100	100	Department Store Business
Matsuzakaya-Store Co., Ltd.	100	100	Supermarket Business
Matsuzakaya Seiko Co., Ltd.	100	100	Construction and Renovation Subcontractor Business
Matsuzakaya Tomonokai Co., Ltd.	50	100	Special pre-paid transaction based on the Installment Sales Law and membership service business

Note:
Yokohama-Matsuzakaya Co., Ltd., Matsuzakaya-Store Co., Ltd., Matsuzakaya Seiko Co., Ltd., and Matsuzakaya Tomonokai Co., Ltd., are wholly-owned subsidiaries of Matsuzakaya Co., Ltd.

(7) **Principal Business**

Department business, supermarket business, real estate leasing business and other businesses

(8) **Principal Business Locations**

Business		Location
<Department Store Business>		
Matsuzakaya Co., Ltd.	Nagoya Store	Naka-Ku, Nagoya City
	Okazaki Store	Okazaki City, Aichi Prefecture
	Nagoya Station Store	Nakamura-Ku, Nagoya City
	Toyota Store	Toyota City, Aichi Prefecture
	Takatsuki Store	Takatsuki City, Osaka
	Ueno Store	Taito-Ku, Tokyo
	Ginza Store	Chuo-Ku, Tokyo
	Shizuoka Store	Aoi-Ku, Shizuoka City
Yokohama-Matsuzakaya Co., Ltd.		Naka-Ku, Yokohama City
<Supermarket Business>		
	Chubu area	8 stores in Nagoya City and other cities
	Kanto area	11 stores in Tokyo and Yokohama cities and others

(9) Employees of the Group Corporation

	Employees	Change from End of Previous Period
	Persons	Persons
Department Store Business	3,458	123 (decrease)
Supermarket Business	308	2 (decrease)
Real Estate Leasing Business	11	0
Other Business	111	9 (increase)
Total	3,888	116 (decrease)

Note:
In addition to the employees mentioned above, there are 3,147 personnel of contract and temporary staff (an average number of staff during each period, 8 hours per day calculation).

(10) Principal Borrowing Facilities

Lender	Loan Balance
	Million yen
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	6,394
Mizuho Bank, Ltd.	4,821
Resona Bank, Ltd.	4,750

(11) Material Items on Current State of Other Group Corporations

Management Integration with The Daimaru, Inc.

The Company and The Daimaru, Inc. reached a basic agreement to form a holding company through a joint transfer of shares, and the Basic Agreement Regarding Management Integration was executed upon approval at the board of directors meetings of both companies held on March 14, 2007. In addition, the board of directors meetings of both companies held on April 9, 2007, approved the preparation of the Stock-Transfer Plan and execution of the Definitive Agreement to jointly establish a holding company through a transfer of shares on September 3, 2007, on the condition of gaining approval of the respective shareholders meetings to be held on May 24, 2007.

The objective of the management integration is to quickly maximize corporate value by optimizing management resources, including personnel, know-how, assets and financial strengths of both companies. In order to best utilize the respective community-based businesses, the management integration will be promoted with a spirit of equity, respecting each other's history and corporate culture while maintaining the trade name of each department stores. With these efforts, both companies aim to establish a presence as the leading Japanese company in terms of quality and quantity, in the retail industry focusing on the department store business.

2. **Company's Shares**

(1) Authorized number of shares: 400,000,000 shares

(2) Number of shares issued and outstanding: 165,895,830 shares (of which 61,069 shares are treasury stock)

(3) Number of shareholders: 31,788 shareholders

(4) Major shareholders (top 10)

	Shareholder	Shares (Unit: 1,000 shares)	Percentage of Total Shares
1	The Dai-Ichi Mutual Life Insurance Company	8,887	% 5.35
2	Nippon Life Insurance Company	5,976	3.6
3	Matsuzakaya Co., Ltd. (1)(2)(3)	5,812	3.5
4	Medical Corporation Showakai	5,233	3.15
5	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	4,466	2.69
6	Matsuzakaya Kyoyukai Association	4,379	2.64
7	Japan Trustee Services Bank, Ltd. The Chuo Mitsui Trust and Banking Co., Ltd., employee pension trust	4,106	2.47
8	Matsuzakaya Holdings Employee Shareholders' Association	4,089	2.46
9	Mizuho Bank, Ltd.	3,681	2.22
10	Takenaka Corporation	3,597	2.16

Notes:

1. With regard to the transfer of shares approved at the general shareholders meeting of Matsuzakaya Co., Ltd., held on May 25, 2006, based upon rules and regulations under the former Commercial Code, dissenting shareholder who demanded purchase of shares filed an application with the Nagoya District Court for a decision of a purchase price, and an agreement was reached between the Company and the shareholders on a purchase price. 5,796,000 shares of the Company which were transferred on September 1, 2006, were purchased by the Company.
2. Shares held by Matsuzakaya Co., Ltd., have no voting rights.
3. Percentage of total shares was calculated by the number of shares issued (165,834,761 shares) less treasury stock.

3. **Share Purchase Warrants of the Company**

(1) **Overview of share purchase warrants issued to Directors *et al* of the Company at end of the current business year as compensation for performance of duties.**

	Series 1-1 Share Purchase Warrants
Shareholders Directors of the Company (excluding Outside Directors) Outside Directors of the Company Corporate Auditors of the Company Executive Officers of the Company and Matsuzakaya Co., Ltd. (excluding those with a concurrent position as a Director)	 7 Persons 1 Persons 5 Persons 7 Persons
Type of shares subject to share purchase warrants	Common stock of the Company
Number of share subject to share purchase warrants	Director: 77,000 shares Outside Director: 2,000 shares Corporate Auditor: 16,000 shares Executive Officer: 30,000 shares
Payment for share purchase warrants	635,000 yen per share purchase warrant (635 yen per share)
Amount payable upon exercise of a share purchase warrant	1,000 yen per share purchase warrant (1 yen per share)
Exercise period of share purchase warrants	From July 15, 2006 to July 14, 2026
Principal terms and conditions on exercise of share purchase warrants	See notes below.
Principal terms and conditions on purchase of share purchase warrants	Not specifically determined
Transfer of share purchase warrants	Approval of the Board of Directors meeting of the Company is required for transfer of share purchase warrants.
Particularly advantageous terms and conditions	N/A

Notes:

1. A holder of share purchase warrants shall not exercise share purchase warrants during the exercise period of share purchase warrants if the holder is a Director, Corporate Auditor or executive officer of the Company or Matsuzakaya Co., Ltd.
2. A holder of share purchase warrants shall exercise share purchase warrants for ten days only from the day following the date on which the Director, Corporate Auditor or executive officer of the Company or Matsuzakaya Co., Ltd., is retired from such position.
3. A holder of share purchase warrants shall exercise share purchase warrants from July 15, 2025, to July 14, 2026, if a holder of share purchase warrants hold a position of Director, Corporate Auditor or executive officer of the Company or Matsuzakaya Co., Ltd., until July 14, 2005, and is thus unable to exercise its share purchase warrants.
4. A holder of share purchase warrants shall not exercise share purchase warrants if the holder renounces the share purchase warrants that the holder owns.

(2) **Overview of share purchase warrants issued to employees *et al* of the Company at end of the current business year as compensation for performance of duties.**

	Series 1-2 Share Warrants
Date of approval on issuance	July 14, 2006
Number of persons to whom share purchase warrants were issued Employees of the Company and Matsuzakaya Co., Ltd.	Trustees: 30 persons Managers: 105 persons
Type of shares subject to share purchase warrants	Common stock of the Company
Number of shares subject to share purchase warrants	300,000 shares
Payment for share purchase warrants	No payment required in exchange for share purchase warrants
Amount payable upon exercise of a share purchase warrant	794,000 yen per share warrant (794 yen per share)
Exercise period of share purchase warrants	From July 15, 2018 to July 14, 2022
Principal terms and conditions on exercise of share purchase warrants	If a holder of share purchase warrants renounces share purchase warrants, the holder shall not exercise the renounced warrants. Other terms and conditions are set forth in the "Share Purchase Warrant Allotment Agreement" that was executed between the Company and the party to which share purchase warrants were allotted.
Terms and conditions on purchase of share purchase warrants	Not specifically determined
Transfer of share purchase warrants	Approval of the Board of Directors meeting of the Company is required for transfer of share purchase warrants.
Particularly advantageous terms and conditions	Gratis

4. **Directors of the Company**

(1) **Name of Directors and Corporate Auditors**

Name	Position and Area in Charge	Representation of Other Corporations
Kunihiko Okada	Director and Chairman (Representative director)	Representative Director and Chairman of Matsuzakaya Co., Ltd.
Shunichi Samura	Director and President (Representative director)	President and Executive Officer of Matsuzakaya Co., Ltd.
Shigeru Kobayashi	Representative director	Representative Senior Managing Director and Executive Officer of Matsuzakaya Co., Ltd.
Hideo Kawanaka	Representative director	Representative Senior Managing Director and Executive Officer of Matsuzakaya Co., Ltd.
Toshiaki Toshima	Senior managing director (in charge of business planning section, public relations and IR section, and finance section)	Director of Matsuzakaya Co., Ltd.
Kenya Tajika	Director	Managing Director and Executive Officer of Matsuzakaya Co., Ltd.
Shinichi Adachi	Director	Managing Director and Executive Officer of Matsuzakaya Co., Ltd.
Takeshi Takayama	Outside Director	Representative Director and Chairman of Daido Steel Co., Ltd. Outside Director of Matsuzakaya Co., Ltd.
Hironori Okazaki	Statutory Corporate Auditor	Statutory Auditor of Matsuzakaya Co., Ltd.
Kazuhiko Shibata	Statutory Corporate Auditor	Statutory Auditor of Matsuzakaya Co., Ltd.
Sadahiko Shimizu	Outside Corporate Auditor	Advisor of Toho Gas Co., Ltd. Outside Auditor of Matsuzakaya Co., Ltd.
Kazuyoshi Natsume	Outside Corporate Auditor	Representative Director and President of Chubu-Nippon Broadcasting Co., Ltd. Outside Auditor of Matsuzakaya Co., Ltd.
Shigenori Takano	Outside Corporate Auditor	Representative Director and President of Dai-ichi Frontier Co., Ltd. Outside Auditor of Matsuzakaya Co., Ltd.

Notes:
1. Takeshi Takayama, is an Outside Director.
2. Sadahiko Shimizu, Kazuyoshi Natsume and Shigenori Takano are outside Corporate Auditors.

3. The Company has implemented an executive officer system to establish a management structure which is capable of quickly adapting to changes in the business environment.
Executive officers who hold no concurrent duty as a director at end of the current term are as follows:

Name	Position and Area in Charge
Koji Yamakawa	Executive officer (secretary and head of the Legal Section)
Toshiyasu Hayashi	Executive officer (head of the Finance Section)

(2) Amount of Compensation of Directors and Corporate Auditors

8 Directors	288 million yen
5 Corporate Auditors	55 million yen
Of which there are four Outside Officers	19 million yen

Notes:

1. The amount of compensation above includes bonus scheduled to be resolved at the general shareholders meeting for the 1st period and an amount of compensation succeeded from Matsuzakaya Co., Ltd.
2. The amount of compensation above includes stock options in the form of share purchase warrants having a value equivalent to 45 million yen.

(3) Outside Officers

(i) Takeshi Takayama, Outside Director

a. Concurrent position of executive directors at other companies
Takayama is a representative director and chairman of Daido Steel Co., Ltd., and there is no special relationship between Daido Steel Co., Ltd. and the Company.

b. Concurrent position of outside officers at other companies
N/A

c. Relationship with specific parties such as principal clients
N/A

d. Principal activities during the current term
Principal activities since the incorporation of the Company on September 1, 2006, are as follows: Attended all the nine board meetings that were held; Made necessary statements on deliberation of issues from a broad standpoint as senior management

e. Overview of the liability limitation agreement
An agreement was concluded with the Company to limit the liability set forth in Article 423 Section 1 of the Company Law. The limit on liability under this agreement is set to either a higher amount of 7.2 million yen or a minimum limit set by law and regulations.

(ii) Sadahiko Shimizu, Outside Corporate Auditor

a. Concurrent position of executive directors at other companies
Shimizu is an advisor at Toho Gas Co., Ltd., and there is no special relationship between Toho Gas and the Company.

b. Concurrent position of outside officers at other companies
Shimizu is an outside director at Chubu-Nippon Broadcasting Co., Ltd.

c. Relationship with specific entities such as principal clients
N/A

d. Principal activities during the current term
Principal activities since the incorporation of the Company on September 1, 2006, are as follows: Attended eight of the nine board meetings that were held; primarily made necessary statements on deliberation of issues from a standpoint of senior management; and attended three of the four meetings of the Board of Corporate Auditors that were held, and discussed important issues on audit and exchanged opinions on the audit results.

e. Overview of the liability limitation agreement
An agreement was concluded with the Company to limit the liability set forth in Article 423 Section 1 of the Company Law. The limit on liability under this agreement is set to either a higher amount of 7.2 million yen or a minimum limit set by law and regulations.

(iii) Kazuyoshi Natsume, Outside Corporate Auditor

a. Concurrent position of executive directors at other companies
Natsume is a representative director and president at Chubu-Nippon Broadcasting Co., Ltd., and there is no special relationship between Chubu-Nippon Broadcasting and the Company.

b. Concurrent position of outside officers at other companies
N/A

c. Relationship with specific entities such as principal clients
N/A

d. Principal activities in the current term
Principal activities since the incorporation of the and Company on September 1, 2006, are as follows: Attended eight of the nine board meetings that were held; primarily made necessary statements on deliberation of issues from a standpoint of senior management; and attended three of the four meetings of the Board of Corporate Auditors that were held, and discussed important issues on audit and exchanged opinions on the audit results.

e. Overview of liability limitation agreement
An agreement was concluded with the Company to limit the liability in Article 423 Section 1 of the Company Law. The limit on liability under this agreement is set to either a higher amount of 7.2 million yen or a minimum limit set by law and regulations.

(iv) Shigenori Takano, Outside Corporate Auditor

a. Concurrent position of executive directors at other companies
Takano is a representative director and president at Dai-ichi Frontier Co., Ltd. Dai-ichi Frontier Co., Ltd., is a company created in preparation to form Dai-ichi Frontier Co., Ltd., which was formed from Dai-ichi Mutual Life Insurance Co., Ltd., and there is no special relationship between Dai-ichi Frontier and the Company.

b. Concurrent position of outside officers at other companies
N/A

c. Relationship with specific entities such as principal clients
N/A

d. Principal activities in the current term
Principal activities since the incorporation of the Company on September 1, 2006, are as follows: Attended seven of the nine board meetings that were called; primarily made necessary statements on deliberation of issues from a standpoint of senior management; and attended three of the four meetings of the Board of Corporate Auditors that were held, and discussed important issues on audit and exchanged opinions on the audit results.

e. Overview of liability limitation agreement
An agreement was concluded with the Company to limit the liability in Article 423 Section 1 of the Company Law. The limit on liability under this agreement is set to either a higher amount of 7.2 million yen or a minimum limit set by law and regulations.

5. **Accounting Auditor**

(1) **Name of Auditor**

Misuzu Audit Corporation

(2) **Amount of Compensation to Accounting Auditor of the Company and Its Subsidiaries for the Current Fiscal Year**

(i) Amount of compensation for operations under Article 2 Section 1 of the Certified Public Accountants Law (1948 Law No 103) paid by the Company: 50,000 yen

(ii) Amount of compensation for operations not set forth under Article 2 Section 1 of the Certified Public Accountants Law (1948 Law No 103) paid by the Company: 190,000 yen

(iii) Total amount compensation to Accounting Auditor paid the Company and its subsidiaries in the current fiscal year: 590,000 yen

Notes:

1. There is no differentiation between an amount of compensation for audits under the Securities and Exchange Law and an amount of compensation for audits under the Company Law in the audit agreement between the Company and the Accounting Auditor. Furthermore, because the differentiation practically cannot be made, the amount in ① above describes the total of these amounts.
2. Misuzu Audit Corporation (re-named from ChuoAoyama Audit Corporation on September 1, 2006), the Accounting Auditor for Matsuzakaya Co., Ltd., which is a subsidiary of the Company, received a temporary order to suspend part of its business for two months (from July 1, 2006, to August 31, 2006) from the Financial Services Agency. As a result, the Accounting Auditor was disqualified and dismissed as an accounting auditor of Matsuzakaya Co., Ltd. on July 1, 2006.
3. Asami Audit Corporation was appointed provisionally as an Accounting Auditor at the meeting of the board of corporate auditors of Matsuzakaya Co., Ltd., held on July 3, 2006. In addition, Misuzu Audit Corporation was appointed provisionally as an accounting auditor for a joint auditing with Asami Audit Corporation.

(3) **Overview of Limited Liability Agreement**

N/A

(4) **Non-Audit Operation**

Non-audit operations refer to financial due diligence and advisory service of internal control with regard to financial reports.

(5) **Dismissal of Accounting Auditors and Policy of Non-reappointment**

In the event the Company determines that any of the items under Article 340 Section 1 of the Corporation Law falls on an accounting auditor, the Board of Auditors shall dismiss the accounting auditor with approval of all the auditors.

In this case, a Corporate Auditor from the Board of Auditors shall report with regard to dismissal of the accounting auditor and its reason at the first general meeting of shareholders which is held after the dismissal.

6. **System and Policy of the Company**

(1) **System to ensure that duties of Directors comply with laws and the Articles of Incorporation and system to ensure that other operations are appropriate**

The Company formed the basic policy below on September 1, 2006, to establish a system of internal control to achieve the objective of internal control which is enhanced efficiency and effectiveness of operations, ensured credibility of financial reports, compliance of laws and the Articles of Incorporation, asset protection.

In addition, "Internal Control System Committee" was formed with the president as the administrator to supervise and continually improve the system, thereby enhancing the corporate value.

(i) Preparation of a system to ensure that duties of Directors comply with laws and the Articles of Incorporation

a. Directors conduct duties under codes of conducts, including the action charter of Matsuzakaya Group Companies and Regulation regarding Directors, and monitor and supervise performance of the duties of representative directors through the Board of Directors.

b. Corporate Auditors conduct audits on decision-making by the Board of Directors and duties of representative directors by attending and meetings of the Board of Directors and others and reviewing documents of material resolutions.

(ii) Preparation of a system on management and retention of information on performance of the duties of Directors

Material information on performance of the duties of Directors is recorded and kept in accordance with the Document Storage Policy, and thereby Directors and Corporate Auditors have access to these records whenever needed.

(iii) Preparation of regulations on management of loss risk and other systems

a. A Risk Control Manager is appointed to manage specific risks in protection of personal information and fair business transactions at Matsuzakaya Group as a whole, and establishes a risk control system for each.

b. A representative from each company of the Matsuzakaya Group forms the Group Risk Management Committee, and monitors and supervises the risk control system at each group company.

c. Internal Control System Committee supervises the risk control system in section 2 above, and makes continuous improvements.

d. The Audit Section audits the condition of risk control at the Matsuzakaya Group as a whole, and reports results regularly to the president.

(iv) Preparation of a system to ensure that the duties of Director are performed efficiently

a. A mid-term management plan for the Matsuzakaya Group is devised, activities to achieve the objectives are performed, and state of the progress is controlled.

b. Division of the duties of Director and the responsibilities and authorities are made clear, authorities are transferred to executive officers, and duties are performed effectively and swiftly.

c. Adequate reviews are performed at business strategy meetings on important management issues, and decision-making on management is performed swiftly.

(v) Preparation of a system to ensure that performance of the duties of employees complies with laws and the Articles of Incorporation

a. Training is conducted regularly to disseminate internal regulations and to enforce compliance with laws on duties.

b. The Matsuzakaya Helpline for corporate ethics is set up to prepare a system that allows for improper activities to be reported through such ways as ensuring thorough protection of informants and setting up desks outside the Company.

c. The Audit Section performs internal audits regularly with regard to performance of the duties of employees.

(vi) Preparation of a system to ensure appropriateness in business operations of the corporate group comprised of the Company and subsidiaries

a. Management and control of consolidated subsidiaries are performed through such ways as requirement of approval by the Company for decisions on important items of consolidated subsidiaries in order to maximize the corporate value of the Matsuzakaya Group.

b. The Matsuzakaya Helpline for corporate ethics is utilized to promote compliance management and enforce to corporate ethics within the Matsuzakaya Group.

c. Corporate Auditors perform accounting audits and business operation audits at principal consolidated subsidiaries.

d. The Audit Section regularly performs internal audits of all Matsuzakaya Group companies.

(vii) Employees in case a Corporate Auditor seeks to have employees support its duties

An office of the Board of Corporate Auditors shall be formed to place an employee who supports duties of a Corporate Auditor.

(viii) Independence from Directors of employees in the item above

In order to ensure independence of an employee of an office of the Board of Corporate Auditors, consent of the Board of Corporate Auditors is required for decision of matters, including personnel transfer and performance assessment.

(ix) Preparation of a system where Directors and employees report to Corporate Auditors

a. Corporate Auditors receive a report on legality and suitability of operations of Directors and employees from an accounting auditor and the Audit Section.

b. Corporate Auditors may attend business strategy meetings and other important meetings, and request reports on execution of duties as needed from employees and Directors.

c. Conditions will be maintained that allow Corporate Auditors to review important minutes of meetings and internal approval documents as needed.

d. Corporate Auditors receive reports of information received at the Matsuzakaya Helpline for corporate ethics.

(x) Preparation of a system to ensure that audits by Corporate Auditors are conducted effectively

a. The Board of Corporate Auditors regularly exchanges opinions with representative Director, accounting auditors and the Audit Section.

b. The Board of Corporate Auditors may use outside experts, such as lawyers, certified public accountants and consultants, when needed.

(2) Basic Policy on Control by Kabushiki Kaisha

(i) Basic policy

The Company strives to realize customer satisfaction and contribute to communities, with the basic principle to deepen trust with people in the community and contribute to creation of healthy lifestyles through growth in the company business.

To practice management based on this basic principle, it is critical to perform optimal decision-making by management by appointing Directors with management know-how that allows personnel, assets, and financial capacity of the Company group to be maximized, decision-making skills and energy to respond swiftly to changes in business environment, and high level of insight to perform the social responsibility of a company. In addition, the Company believes the most important duty mandated by shareholders to perform management is to grow the Company continually by management from a long-term standpoint under an appropriate risk management, and return profit to stakeholders including shareholders of the Company.

The Company believes that management based on such an understanding contributes to corporate value and common interests of shareholders, and designates this as a basic policy on control by Kabushiki Kaisha.

(ii) Prevention of Inappropriate Control

Under the Kabushiki Kaisha, there is possibility of a large-scale purchase of shares without approval of the management, which may cause damage common interests of shareholders and furthermore corporate value. The Company does not refuse all large-scale purchases, but believes it is an obligation of the Company to adopt a preventative measure against inappropriate acquisition that impairs management from a long-term perspective, as it may damage common interests of shareholders and corporate value.

From this standpoint, the Company introduced a measure against a large-scale purchase of the Company's shares (a takeover defense measure), which is effective through May 31, 2007, at the Board of Directors meeting held on October 12, 2006.

This takeover defense measure sets forth a procedure for those who intend to purchase 20% or more of the Company' shares, which requires submission of such documents as necessary information for review of acquisition and a document stating agreement of compliance with the procedure, prior to a large-scale purchase. In the event there is concern for damages on common interests of shareholders and the corporate value in

such ways as that a purchaser conducts a large-scale purchase without complying with this procedure, or demands that the Company buy back the shares at a higher price, the Board of Directors of the Company may approve exercise of the measure to an gratis issue of share purchase warrants.

Upon exercise of this takeover defense measure, in order to remove arbitrary decision by the Board of Directors of the Company, decisions are made by an independent committee comprised of those who are independent from the management of the Company, including outside Directors, outside Corporate Auditors and independent key figures. In addition, information is disclosed to shareholders of the Company in a timely manner to ensure transparency of the management.

(3) Policy on Decisions on Payment of Dividend from Retained Earnings

As the Company believes that one of the most important issue of management is returning profit to shareholders, the basic policy of the Company is to return profits based on its business performance along with the target dividend payout ratio of approximately 30% by taking into account capital investments and cash flow as well as maintaining a stable payout ratio.

CONSOLIDATED BALANCE SHEET

(As of February 28, 2007)

(Millions of Yen)

Item	Amount	Item	Amount
(Assets)		(Liabilities)	
Current Assets:	50,830	Current Liabilities:	84,670
Cash and deposits	8,666	Notes and accounts payable	18,595
Notes and accounts receivable	21,523	Short-term borrowings	21,693
Marketable securities	76	Accrued income and other taxes	390
Inventories	13,838	Advances received	19,837
Deferred tax assets	4,150	Gift certificates	12,574
Other current assets	2,719	Allowance for bonuses to directors	35
Allowance for doubtful receivables	(144)	Other current liabilities	11,543
Non-current Assets:	166,662	Long-term Liabilities:	68,313
Property and equipment	116,932	Bonds	10,000
Buildings and structures	52,295	Long-term borrowings	29,490
Land	60,935	Deferred income taxes	6,294
Construction in progress	217	Deferred tax liabilities for re-valuation	1,518
Other non-current assets	3,484	Accrued retirement benefits for employees	14,876
Intangible non-current assets	1,157	Accrued retirement benefits for directors	48
Investments and other assets	48,572	Negative goodwill	421
Securities investments	36,529	Other long-term liabilities	5,664
Long-term borrowings	164	Total Liabilities	152,984
Long-term security deposits	6,987	(Stockholders' equity)	
Deferred tax assets	641	Stockholders' equity:	57,814
Other assets	4,925	Capital stock	9,765
Allowance for doubtful receivables	(677)	Capital surplus	9,358
		Retained earnings	43,797
		Treasury stock	(5,106)
		Valuation and Translation Adjustments:	6,376
		Net unrealized gain on other securities	5,573
		Gains on deferred hedge	3
		Gains on revaluation of land	800
		Share warrants	111
		Minority interests	206
		Total Stockholders' equity	64,508
Total Assets	217,493	Total Liabilities and Stockholders' equity	217,493

Note: Amounts above are truncated to the nearest million.

CONSOLIDATED STATEMENT OF INCOME

(From March 1, 2006
to February 28, 2007)

(Millions of Yen)

Item	Amount	
Net Sales		336,673
Cost of sales		253,482
Gross profit		83,191
Selling, and general and administrative expenses		75,962
Operating income		7,228
Non-operating income		
Interest and dividend income	464	
Equity-method investment return	116	
Others	2,397	2,987
Non-operating expenses		
Interest expense	558	
Others	2,117	2,675
Ordinary income		7,532
Extraordinary income		
Gain on disposal of tangible fixed assets	446	
Gain on disposal of investment securities	8	
Gain on cancellation of retirement trusts	2,907	
Others	112	3,474
Extraordinary losses		
Loss on disposal of fixed assets	1,753	
Loss on impairment f fixed assets	204	
Loss on devaluation of investment securities	32	
Others	14	2,005
Income before taxes		9,001
Income tax, residential tax and business tax		481
Adjustment to income tax and others		3,285
Minority interests		20
Net income		5,255

Note: Amounts above are truncated to the nearest million.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(From September 1, 2006
to February 28, 2007)

(Millions of Yen)

	Stockholders equity					Valuation and translation adjustments			Share warrants	Minority interests
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders equity	Net unrealized gain on other securities	Gains on deferred hedge	Gains on revaluation of land		
Balance as of February 28, 2006	9,765	9,599	43,045	(267)	62,141	7,504	–	800	–	424
Changes in the consolidated fiscal year										
Surplus payout as dividend			(1,261)		(1,261)					
Bonuses to directors			(35)		(35)					
Net income			5,255		5,255					
Purchase of treasury stock				(8,332)	(8,332)					
Reissuance of treasury stock		14		30	45					
Retirement of treasury stock		(255)	(3,207)	3,462	–					
Changes in items other than stockholders' equity during the consolidated fiscal year, net amount						(1,931)	3	–	111	(218)
Total changes during the consolidated fiscal year	–	(240)	751	(4,838)	(4,327)	(1,931)	3	–	111	(218)
Balance as of February 28, 2007	9,765	9,358	43,797	(5,106)	57,814	5,573	3	800	111	206

Note: Amounts above are truncated to the nearest million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes to Basis of Preparation of Consolidated Financial Statements

1. Scope of consolidation and application of the equity method

Consolidated subsidiaries: 17 companies

Matsuzakaya Co., Ltd., Yokohama-Matsuzakaya Co., Ltd., Matsuzakaya Seiko Co., Ltd., Matsuzakaya-Store Co., Ltd., Matsuzakaya Tomonokai Co, Ltd, Sakae Printing Co., Ltd., Matsuzaka Service Co., Ltd., Totoumpansha Co., Ltd., Shoei Foods Co., Ltd., Lec Finance Co., Ltd., Yokohama-Matsuzakaya Store Co., Ltd., Nozawa Shoji Co., Ltd., Central Park Building Co., Ltd.

TempStyle Co., Ltd. which was incorporated in the current fiscal year, was included in the scope of consolidation.

Non-consolidated subsidiaries

Yokohama-Matsuzakaya Tomonokai Co., Ltd., was excluded from the scope of consolidation, because the effect of its total asset, net sales, net income and retained earnings on the consolidated financial statements is immaterial.

2. Application of the equity method

Affiliates to which equity method was applied: 2 companies

Angel Park Co., Ltd., Sakae Linen Supply Co., Ltd.

Affiliates and non-consolidated subsidiaries to which equity method was not applied:

One affiliate and one non-consolidated subsidiary to which equity method was not applied were excluded from the scope of application of the equity method, because the effect of their total assets, net sales, net incomes and retained earnings on the consolidated financial statements is immaterial.

3. Fiscal year and other relevant matters of consolidated subsidiaries

The settlement date of the parent company applies to all the consolidated subsidiaries.

4. Accounting treatment of consolidated financial statements after the transfer of shares

Matsuzakaya Co., Ltd., established Matsuzakaya Holdings Co., Ltd., its parent company, through a transfer of shares on September 1, 2006. The Company considers the transfer of shares as a transaction under control of both companies in accordance with the accounting standard concerning business combination under the "Accounting Standards concerning Business Combination" (issued by the Corporate Accounting Standards Council on October 31, 2003) and the "Guideline for Adopting the Accounting Standards concerning Business Combination and Business Division" (the Corporate Accounting Standards Adoption Guideline, No 10, issued on December 22, 2006).

5. Accounting Policies

(1) Valuation standards and method for important assets

Marketable securities

Other marketable securities

Securities with market values:	Market value method based on market value at the balance sheet date (Valuation differences are all reflected in net assets; in principle, selling costs are computed under the moving average method)
Securities with no market values:	Moving average method
Derivatives:	Market value method
Inventories:	Primarily lower of cost of market method by capitalization method

(2) Depreciation methods for important tangible and intangible assets

Tangible fixed assets:

Buildings (excluding facilities attached to buildings)	Straight-line method
Other tangible fixed assets	Mainly used declining-balance method

Intangible fixed assets: Straight-line method (Development costs for internally used software are capitalized and amortized under the straight-line method over the estimated useable life of 5 years.)

(3) Methods for appropriation for important reserves

Allowance for doubtful receivables: In preparation for losses from uncollectible accounts receivable and loans, the estimated amount of uncollectible accounts is stated by taking into account a solvency assessment on a case-by-case basis with regard to potentially unrecoverable loans and the historical loan loss ratio with regard to other loans.

Allowance for bonuses to directors: Allowance for bonuses to directors reflects the estimated amount.

Allowance for retirement benefits to employees: Allowance for retirement benefits to employees is recorded as the amount required as of the balance sheet date, based on the projected benefit obligation and the estimated plan asset amount.

Past service liabilities are amortized under the straight-line method over a certain number of years within the employees' average remaining service period (principally, 13 years).

Unrecognized net actuarial gain (loss) is amortized under the straight-line method over a certain number

of years within the employees' average remaining service period (principally, 13 years) from the next fiscal year of incurrence.

Allowance for retirement benefits for directors:

For consolidated subsidiaries, allowance for retirement benefits for directors is stated at the amount required as of the balance sheet date in accordance with the internal code.

(Change in Accounting Standard)

At Matsuzakaya Co., Ltd., the liability for retirement allowance for directors and executive directors was recorded as the amount required as of the balance sheet date in accordance with the internal code, but upon the closing of the general meeting of shareholders held on May 25, 2006, the system of retirement benefits for directors was abolished. As a result of this abolishment, 249 million yen of the liability accrued for the period of service through May 25, 2006 is included in other long-term liabilities under long-term liabilities following reduction from retirement benefits reserve for directors.

(4) Important finance lease agreements

Finance leases that do not involve transfer of ownership to lessees are accounted for as operating leases.

(5) Accounting method for hedge transactions

Method of hedge transactions: The deferred method of hedge accounting is used. For interest rate swaps that meet the required conditions for exemption accounting, such exemption accounting methods are employed.

Method and coverage of hedging

Method: Interest rate swap transaction

Coverage: Interest payable on loans

Policy of hedge transactions: Hedge transactions are carried out in order to avoid the fluctuation risk of interest rates in accordance with the Risk Management Policy.

Method for assessing hedge effectiveness

The Company assesses effectiveness of each hedge transaction with regard to a method and coverage of hedge at the end of each fiscal year. In case that the hedge transaction and the assets and liabilities of the subject transaction or the important terms and conditions of a scheduled transaction are deemed correspond, making hedge highly effective, this assessment is not conducted.

(6) Consumption taxes

Consumption taxes are excluded from transaction amounts.

6. Assets and liabilities of consolidated subsidiaries

The market value method is used for evaluation of assets and liabilities of consolidated subsidiaries.

7. Depreciation of goodwill

Goodwill is amortized over five years from incurrence in an equal amount. Goodwill in a small amount is amortized at once in the fiscal year of incurrence.

Material Changes in the basis of preparation of consolidated financial statements

1. Accounting standards concerning bonuses to directors

   The Company adopted the "Accounting Standards concerning Bonuses to Directors" (the Corporate Accounting Standards No. 4, issued on November 29, 2005) from the current consolidated fiscal year. With the accounting change, the operating income, the ordinary income and the income before taxes decreased by 35 million yen.

2. Accounting standards concerning presentation of net assets on the balance sheet

   The Company adopted the "Accounting Standards concerning Presentation of Net Assets on Balance Sheet" (the Corporate Accounting Standards No. 5, issued on December 9, 2005) and the "Guideline for Adopting the Accounting Standards concerning Presentation of Net Assets on Balance Sheet" (the Corporate Accounting Standards Adoption Guideline No. 8, issued on December 9, 2005) from the current consolidated fiscal year. The accounting change had no impact on profit/loss. The total shareholders' equity is 64,188 million yen in accordance with the former accounting standards.

3. Partial amendment to the accounting standards concerning reduction in treasury stock and reserves

   The Company adopted the "Partial Amendment to the Accounting Standards concerning Reduction in Treasury Stock and Reserves" (the Corporate Accounting Standards No. 1, issued on August 11, 2006) and the "Guideline for Adopting the Accounting Standards concerning Reduction in Treasury Stock and Reserves" (the Corporate Accounting Standards No. 2, issued on August 11, 2005) from the current consolidated fiscal year. The accounting change had no impact on profit/loss.

4. Accounting standards concerning stock options

   The Company adopted the "Accounting Standards concerning Stock Options" (the Corporate Accounting Standards No. 8, issued on December 27, 2005,) and the "Guideline for Adopting the Accounting Standards concerning Stock Options" (the Corporate Accounting Standards Adoption Guideline No. 11, issued on May 31, 2006) from the current consolidated fiscal year. With the accounting change, the operating income, the ordinary income and the income before taxes decreased by 111 million yen

Notes to Consolidated Balance Sheet

1. Accumulative depreciation of tangible fixed assets: 107,370 million yen

2. Assets pledged as collateral:

Buildings:	434 million yen
Land:	3,578 million yen

   Short-term borrowings of 30 million yen and long-term borrowings of 320 million yen which include borrowings expected to be repaid within a year are pledged as collateral.

3. Guarantee of indebtedness

   Guarantee of indebtedness related to the home financing system for employees: 17 million yen

Notes to Consolidated Statement of Changes in Stockholders' Equity

1. Type and number of issued shares

	Shares at the end of the previous consolidated fiscal year	Increase in the number o shares at the end of the current consolidated fiscal year	Decrease in the number of shares at the end of the current consolidated fiscal year	Shares at the end of the current consolidated fiscal year
Common stock (shares) (Note)	170,858,904	—	4,963,074	165,895,830

Note: Decrease in the number of issued shares was due to retirement of treasury stock.

2. Type and number of treasury stock

	Shares at the end of the previous consolidated fiscal year	Increase in the number of shares at the end of the current consolidated fiscal year	Decrease in the number of shares at the end of the current consolidated fiscal year	Shares at the end of the current consolidated fiscal year
Common stock (shares)[1, 2]	679,903	10,215,358	5,022,084	5,873,177

Notes:

1. An increase in the number of treasury stock comprises of an increase of 186,717 shares from purchase of fractional shares, acquisition of 4,232,641 shares upon the resolution of the Board of Directors, and an increase of 5,796,000 shares from purchase from shareholders who opposed the transfer of shares.
2. A decrease in the number of treasury stock comprises of a decrease of 59,010 shares from demand to purchase additional fractional shares, and a decrease of 4,963,074 shares from retirement of treasury stock.

3. Share warrants

(Millions of Yen)

	Details of share warrants	Type of shares with share warrants	Number of shares with share warrants (shares)				Balance as of the end of the current consolidated fiscal year
			End of the previous consolidated fiscal year	Increase in the current consolidated fiscal year	Decrease in the current consolidated fiscal year	End of the current consolidated fiscal year	
Submitting company (parent company)	Share warrants as stock options	—	—	—	—	—	111

4. Dividends

(1) Dividend payout

Resolution	Type of shares	Total amount of dividend (million yen)	Dividend per share (yen)	Record date	Effective date
General Meeting of Shareholders, May 25, 2006	Common stock	680	4.00	February 28, 2006	May 26, 2006
Board of Directors Meeting, October 12, 2006	Common stock	580	3.5	March 31, 2006	November 7, 2006

Note: As the Company was incorporated as a parent company of Matsuzakaya Co., Ltd. through a transfer of shares on September 1, 2006, the amount approved by the Board of Directors and the General Meeting of Shareholders of Matsuzakaya Co., Ltd. are described as the amounts of payment above.

(2) Dividend whose record date is within the current consolidated fiscal year and whose effective date is in the following consolidated fiscal year

Decision	Type of shares	Underlying asset of dividend	Total amount of dividend (millions of yen)	Dividend per share (yen)	Record date	Effective date
Board of Directors Meeting, April 12, 2007	Common stock	Retained earnings	663	4.00	February 28, 2007	April 26, 2007

Note: The dividend for treasury stock held by consolidated subsidiaries is not excluded.

Notes to Information on Per-Share

Net assets per share:	401.13 yen
Net income per share:	31.53 yen

Notes to Important Subsequent Events

Management Integration with The Daimaru, Inc.

The Company and The Daimaru, Inc. reached a basic agreement to form a holding company through a joint transfer of shares, and the Basic Agreement Regarding Management Integration was executed upon approval at the board of directors meetings of both companies held on March 14, 2007. In addition, the board of directors meetings of both companies held on April 9, 2007, approved the preparation of the Stock-Transfer Plan and execution of the Definitive Agreement to jointly establish a holding company through a transfer of shares on September 3, 2007, on the condition of gaining approval of the respective shareholders meetings to be held on May 24, 2007.

The objective of the management integration is to quickly maximize corporate value by optimizing management resources, including personnel, know-how, assets and financial strengths of both companies. In order to best utilize the respective community-based businesses, the management integration will be promoted with a spirit of equity, respecting each other's history and corporate culture while maintaining the trade name of each department stores. With these efforts, both companies aim to establish a presence as the leading Japanese company in terms of quality and quantity, in the retail industry focusing on the department store business.

Overview on transfer of shares

(1) Effective date of the transfer of shares and registration date of incorporation of a joint holdings company

September 3, 2007 (planned)

(2) Ratio of transfer of shares

1.4 share(s) of common stock of the joint holding company will be allocated and delivered for each share of common stock of Daimaru, Inc., and 1.0 share(s) of common stock of the joint holding company will be allocated and delivered for each share of common stock of the Company.

(3) Overview of the company newly founded by transfer of shares

Business name:	J. FRONT RETAILING Co., Ltd.
Business:	Management planning and administration of subsidiaries and group companies engaging in the department store business and any business incidental thereto.
Address of store:	6-10-1 Ginza, Chuo-Ku, Tokyo
Capital:	30 billion yen

(4) Overview of accounting treatment resulting from the transfer of shares

The transfer of shares will be treated as "purchase" under the accounting standard for business combinations and the purchase method will apply. The assets and liabilities of the Company (the purchased company) and its subsidiaries are expected to be recorded at their current value appearing on the consolidated financial statements of the joint holding company.

(5) Others

On or after the effective date of the transfer of shares, the joint holding company and Matsuzakaya Holdings Co., Ltd. will conduct a merger under which the joint holding company will be the surviving company after necessary procedures.

BALANCE SHEET

(As of February 28, 2007)

(Millions of Yen)

Item	Amount	Item	Amount
(Assets)		(Liabilities)	
Current Assets:	2,648	Current Liabilities:	196
Cash and deposits	89	Accounts payable	106
Short-term borrowings	2,034	Accrued income taxes	8
Deferred tax assets	18	Accrued expenses	46
Other current assets	506	Allowance for bonuses to officers	35
Non-current Assets:	58,918	Other current liabilities	0
Investments and other assets	58,918	Total Liabilities	196
Securities of affiliated companies	58,908	(Stockholders' equity)	
		Stockholders' equity:	61,259
Deferred tax assets	9	Capital stock	9,765
		Capital surplus	49,072
		Capital surplus reserve	49,072
		Other capital surplus	0
		Retained earnings	2,471
		Other retained earnings	2,471
		Retained earnings carried forward	2,471
		Treasury stock	(50)
		Share warrants	111
		Total Stockholders' equity	61,370
Total Assets	61,566	Total Liabilities and Stockholders' equity	61,566

Note: Amounts above are truncated to the nearest million.

STATEMENT OF INCOME

(From September 1, 2006
to February 28, 2007)

(Millions of Yen)

Item	Amount	
Operating revenue		
Dividend income	2,571	
Business management fees	527	3,098
General and administrative expenses		470
Operating income		2,628
Non-operating income		
Interest income	4	
Others	1	5
Non-operating expenses		
Organization costs	104	
Others	72	176
Ordinary income		2,457
Income before taxes		2,457
Income tax, residential tax and business tax		13
Adjustment to income tax and others		(27)
Net income		2,471

Note: Amounts above are truncated to the nearest million.

NON-CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(From September 1, 2006
to February 28, 2007)

(Millions of Yen)

	Stockholders Equity						Share warrants
		Capital surplus		Retained earnings			
	Capital stock	Capital surplus reserve	Other capital surplus	Other retained earnings retained earnings carried forward	Treasury stock	Total stockholders' equity	
Previous fiscal year	–	–	–	–	–	–	–
Changes in the non-consolidated fiscal year							
Incorporation through the Stock-Transfer	9,765	49,072	–	–	–	58,837	71
Net income				2,471		2,471	
Purchase of treasury stock					(61)	(61)	
Reissuance of treasury stock			0		11	11	
Changes in items other than stockholders' equity during the non-consolidated fiscal year, net							39
Total changes during the non-consolidated fiscal year	9,765	49,072	0	2,471	(50)	61,259	111
Balance as of February 28, 2007	9,765	49,072	0	2,471	(50)	61,259	111

Note: Amounts above are truncated to the nearest million.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Notes to important accounting policies

1. Valuation standards and method for marketable securities

   Shares of subsidiaries: Moving average method

2. Method for appropriation of reserves

   Allowance for bonuses to directors: Allowance for bonuses to directors reflects the estimated amount.

3. Method of treatment of deferred assets

   Organization costs are accounted for as an expense in full amount upon payment.

4. Accounting treatment of consumption taxes

   Consumption taxes are excluded from transaction amounts.

Notes to Balance Sheet

Short-term receivables from affiliates:	2,034 million yen
Short-term payables to affiliates:	2 million yen

Notes to Statement of Income

Transactions with affiliates

Operating revenue:	3,098 million yen
Transactions other than operating revenues:	4 million yen

Notes to Statement of Changes in Shareholders Equity

Type of treasury stock and the number of shares at the end of the current fiscal year:	Common stock	61,069 shares

Notes to Tax-Effect Accounting

Principal cause of deferred tax assets and liabilities:

Deferred tax assets	
Accrued bonuses	12 million yen
Expense for stock options	12
Others	14
Subtotal of deferred tax assets	39
Reserves for valuation	(12)
Total deferred tax assets	27
Deferred tax liabilities	-
Deferred tax asset, net	27

Deferred tax assets are included in the following items of the statement of income.

Current asset - Deferred tax assets	18 million yen
Fixed asset - Deferred tax assets	9 million yen

Notes to Transactions with Affiliated Companies

Subsidiaries

Attribute	Company	Address	Capital (million yen)	Business or industry	Holding ratio of voting rights, etc	Details of relationship		Details of transactions	Transaction amount (millions of yen)	Item	Term-end balance (millions of yen)
						Directors with concurrent positions, etc.	Business relationship				
Subsidiary	Matsuzakaya Co., Ltd.	Naka-Ku, Nagoya City	9,765	Department store	Direct 100.00 %	13 directors with concurrent positions	Business management	Receiving business management fees	527	–	–
								Providing loans	2,034	Short-term loans	2,034
								Receiving interest	4	–	–

Business conditions and policy on decisions covering business conditions

(1) Business management fees are determined upon an agreement.

(2) Interest rates of loans are determined by reasonably considering market interest rates.

(3) Transaction amounts do not include consumption taxes.

Notes to Information on Per-Share

Net assets per share:	369.39 yen
Net income per share:	14.90 yen

Notes to Important Subsequent Events

Management Integration with The Daimaru, Inc.

The Company and The Daimaru, Inc. reached a basic agreement to form a holding company through a joint transfer of shares, and the Basic Agreement Regarding Management Integration was executed upon approval at the board of directors meetings of both companies held on March 14, 2007. In addition, the board of directors meetings of both companies held on April 9, 2007, approved the preparation of the Stock-Transfer Plan and execution of the Definitive Agreement to jointly establish a holding company through a transfer of shares on September 3, 2007, on the condition of gaining approval of the respective shareholders meetings to be held on May 24, 2007.

The objective of the management integration is to quickly maximize corporate value by optimizing management resources, including personnel, know-how, assets and financial strengths of both companies. In order to best utilize the respective community-based businesses, the management integration will be promoted with a spirit of equity, respecting each other's history and corporate culture while maintaining the trade name of each department stores. With these efforts, both companies aim to establish a presence as the leading Japanese company in terms of quality and quantity, in the retail industry focusing on the department store business.

Overview on transfer of shares

(1) Effective date of the transfer of shares and registration date of incorporation of a joint holdings company

September 3, 2007 (planned)

(2) Ratio of transfer of shares

1.4 share(s) of common stock of the joint holding company will be allocated and delivered for

each share of common stock of Daimaru, Inc., and 1.0 share(s) of common stock of the joint holding company will be allocated and delivered for each share of common stock of the Company.

(3) Overview of the company newly founded by transfer of shares

Business name:	J. FRONT RETAILING Co., Ltd.
Business:	Management planning and administration of subsidiaries and group companies engaging in the department store business and any business incidental thereto.
Address of store:	6-10-1 Ginza, Chuo-Ku, Tokyo
Capital:	30 billion yen

(4) Overview of accounting treatment resulting from the transfer of shares

The transfer of shares will be treated as "purchase" under the accounting standard for business combinations and the purchase method will apply. The assets and liabilities of the Company (the purchased company) and its subsidiaries are expected to be recorded at their current value appearing on the consolidated financial statements of the joint holding company.

(5) Others

On or after the effective date of the transfer of shares, the joint holding company and Matsuzakaya Holdings Co., Ltd. will conduct a merger under which the joint holding company will be the surviving company after necessary procedures.

AUDIT REPORT ON CONSOLIDATED STATEMENTS BY ACCOUNTING AUDITORS - CERTIFIED COPY

[TRANSLATION]

AUDIT REPORT OF INDEPENDENT AUDITORS

April 9, 2007

To the Board of Directors of Matsuzakaya Holdings Co., Ltd.

MISUZU Audit Corporation

Designated Partner,
Executive Officer,
Certified Public Accountant: Kazumori Tajima [seal]

Designated Partner,
Executive Officer,
Certified Public Accountant: Kenji Suzuki [seal]

We have audited the consolidated financial statements of Matsuzakaya Holdings Co., Ltd. (the "Company") namely, the consolidated balance sheet and the consolidated statement of income, the consolidated statements of changes in stockholders' equity and the notes to the consolidated financial statements for the consolidated fiscal year from March 1, 2006, to February 28, 2007 in accordance with Paragraph 4, Article 444 of the Corporation Law. Responsibility as to the preparation of such consolidated financial statements lies with the management of the Company, and our responsibility is to express our opinion on the consolidated financial statements from an independent position.

We conducted our audit in accordance with the auditing standards generally accepted as fair and valid in Japan. Those auditing standards require that we obtain reasonable assurance that there are no material false representations in the consolidated financial statements. The audit is conducted on a test basis, and includes the examination of representations in the consolidated financial statements as a whole, including the examination of the accounting principles adopted by the management and the method of application thereof, and the evaluation of the estimate by the management. We have determined that, as a result of the audit, we have obtained a reasonable basis for giving an opinion.

We confirm that the consolidated statements referred to above fairly represent, in all material respects, the status of assets and earnings of the corporate group comprised of the Company and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared, in conformity with the accounting principles generally accepted as fair and valid in Japan.

Notes

Items concerning integration with the management of The Daimaru, Inc. are described in the note on important events that may later occur.

Our firm or we in charge have no interest in the Company required to be stated by the provisions of the Certified Public Accountants Law.

AUDIT REPORT ON CONSOLIDATED STATEMENTS BY ACCOUNTING AUDITORS - CERTIFIED COPY
[TRANSLATION]

AUDIT REPORT OF INDEPENDENT AUDITORS

April 9, 2007

To the Board of Directors of Matsuzakaya Holdings Co., Ltd.

MISUZU Audit Corporation

Designated Partner,
Executive Officer,
Certified Public Accountant: Kazunori Tajima [seal]

Designated Partner,
Executive Officer,
Certified Public Accountant: Kenji Suzuki [seal]

We have audited the non-consolidated financial statements of Matsuzakaya Holdings Co., Ltd. (the "Company") namely, the balance sheet and the statement of income, the statements of changes in stockholders' equity, the notes to non-consolidated financial statements and the accompanying detailed statements for the 1st business year from September 1, 2006, to February 28, 2007 in accordance with Item 1, Paragraph 2, Article 436 of the Corporation Law. Responsibility as to the preparation of such non-consolidated financial statements and the accompanying detailed statements lies with the management of the Company, and our responsibility is to express our opinion on the non-consolidated financial statements and the accompanying detailed statements from an independent position.

We conducted our audit in accordance with the auditing standards generally accepted as fair and valid in Japan. Those auditing standards require that we obtain reasonable assurance that there are no material false representations in the non-consolidated financial statements and the accompanying detailed statements. The audit is conducted on a test basis, and includes the examination of representations in the non-consolidated financial statements and the accompanying detailed statements as a whole, including the examination of the accounting principles adopted by the management and the method of application thereof, and the evaluation of the estimates by the management. We have determined that, as a result of the audit, we have obtained a reasonable basis for giving an opinion.

We confirm that the non-consolidated financial statements and the accompanying detailed statements referred to above fairly represent, in all material respects, the status of assets and earnings for the period, for which the non-consolidated financial statements and the accompanying detailed statements were prepared, in conformity with the accounting standards generally accepted as fair and valid in Japan.

Notes

- Items concerning integration with the management of The Daimaru, Inc. are described in the note on important events that may later occur.

Our firm or we in charge have no interest in the Company required to be stated by the provisions of the Certified Public Accountants Law.

AUDIT REPORT OF THE AUDITOR COMMITTEE - CERTIFIED COPY
[TRANSLATION]

AUDIT REPORT

Regarding the performance of duties of the Directors for the 1st business year from September 1, 2006, to February 28, 2007, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Corporate Auditor and hereby report as follows:

1. Audit Methods Employed by the Corporate Auditors and Board of Corporate Auditors and Details of Such Methods

   We established auditing policies, allocation of duties and other relevant matters, and received reports from each Corporate Auditor regarding their execution of audits and results thereof, as well as reports from the Directors and the Accounting Auditor regarding performance of their duties, and sought explanation as necessary.

   Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, followed the auditing policies, allocation of duties and other relevant matters, and communicated with the Directors, the internal auditing and other employees, and made efforts to establish the environment for collecting information and auditing, and participated in the meetings of the Board of Directors other important meetings, received reports from the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the head office and principal offices. In addition, we monitored and verified the system for ensuring that the performance of duties by the Directors conforms to the related laws and regulations and Articles of Incorporation, as well as the resolution of the Board of Directors regarding the organization of the system stipulated in Item 1 and 3, Article 100, of the Enforcement Regulations of the Corporation Law and the status of the system based on such resolution (Internal Control System), which are necessary for ensuring propriety of company's operations. We reviewed the details of the basic policy under Item 1, Article 127, of the Enforcement Regulations of the Corporation Law and of each activity under Item 1 thereof, which are described in the business report, in light of conditions of deliberations at the Board of Directors and other relevant meetings. With respect to subsidiaries, we communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary. Based on the above methods, we examined the business report and the accompanying detailed statements for this business year.

   Furthermore, we monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the performance of their duties, and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that "System for ensuring that duties are performed appropriately" (matters set forth in each item of Article 159 of the Company Accounting Regulations) is organized in accordance with the "Quality Management Standards Regarding Audits" (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the non-consolidated financial statements (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statements of changes in stockholders' equity and notes to non-consolidated financial statements) and the accompanying detailed statements, and consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statements of changes in stockholders' equity and notes to consolidated financial statements) for the business year.

2. Results of Audit

(1) Result of Audit of Business Report and Other Relevant Documents

(i) We confirm that the business report and the accompanying detailed statements fairly represent the conditions of the Company in accordance with the related laws and regulations and the Articles of Incorporation.

(ii) We found no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation with regard to the performance of duties by the Directors.

(iii) We confirm that the content of the resolution of the Board of Directors regarding the Internal Control System is proper. In addition, we have found no matters on which to remark in regard to performance of duties by the Directors regarding to the Internal Control System.

(iv) We have found no matters on which to remark in regard to the basic policy of those in charge of decisions on finances of the Company and policies of the business which are described in the business report. We acknowledge that each activity for Item 2, Article 127, of the Enforcement Regulations of the Corporation Law, which are described in the business report, are in accordance with the basic policy, and does not harm common interests of the shareholders of the Company or is used to maintain positions of the officers of the Company.

(2) Results of Audit of Non-consolidated Financial Statements and the accompanying detailed statements

We confirm that the method and results of the audit employed by the Accounting Auditor, Misuzu Audit Corporation, are proper.

(3) Result of Audit of Consolidated Financial Statements

We confirm that the method and results of the audit employed by the Accounting Auditor, Misuzu Audit Corporation, are proper.

April 11, 2007

Board of Corporate Auditors, Matsuzakaya Holdings Co., Ltd.

Corporate Auditor: Hironori Okazaki [seal]
Corporate Auditor: Kazuhiko Shibata [seal]
Outside Corporate Auditor: Sadahiko Shimizu [seal]
Outside Corporate Auditor: Kazuyoshi Natsume [seal]
Outside Corporate Auditor: Shigenori Takano [seal]

EXHIBIT 4

Code number: 3051
May 1, 2007

Dear Shareholders:

Matsuzakaya Holdings Co., Ltd.
Shunichi Samura, Representative President
3-16-1 Sakae,
Naka-ku, Nagoya-shi

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Notice of Convocation of the 1st Ordinary General Meeting of Shareholders

You are cordially invited to attend the 1st Ordinary General Meeting of Shareholders of Matsuzakaya Holdings Co., Ltd. (the "Company").

If you are unable to attend the meeting, you can exercise your voting rights in either of the alternative methods described below. Please review the following reference materials for the General Meeting of Shareholders. All voting rights must be exercised no later than 6:00 P.M. of Wednesday, May 23, 2007.

[Exercising Voting Rights by mail]

Please complete the enclosed exercising voting rights form by indicating your votes of approval or disapproval for the proposals referred to therein and send it to us by mail in time for our receipt thereof no later than the deadline set out above.

[Exercising Voting Rights on the Internet]

Please access the website http://www.web54.net, which has been designated by the Company for exercising voting rights through the internet. To access the site, please use the code and password set out in the enclosed exercising voting rights form, after which you may enter your votes for the approval or disapproval of the proposals in question. Further guidelines for voting online will be provided on screen.

When exercising your voting rights through the internet, please refer to the "Procedures for Exercising Voting Rights on the Internet" on page 98,99 and the "System Requirements" on page 100,101.

Details

1. Date and Time	10:00 A.M. Thursday, May 24, 2007 (Reception Start Time: 9:00 A.M.)
2. Place of the Meeting	3-16-1 Sakae, Naka-ku, Nagoya-shi South Building 8th Floor Hall, Matsuzakaya Co., Ltd. Nagoya Store You may be invited to other places (the second meeting place or the third meeting place) in case the 8th Floor Hall is full.

3. Purpose of the Meeting

Matters for Reporting:

1. Report on details of the business report, consolidated financial statement and audit result report on the consolidated financial statement by accounting auditors and the board of auditors for the 1st fiscal year (September 1, 2006, to February 28, 2007)

2. Report on details of the financial statement for the 1st fiscal year (September 1, 2006 to February 28, 2007)

Matters for Resolution

First Item of Business:	Establishment of parent company by transfer of shares
Second Item of Business:	Appointment of 6 Directors
Third Item of Business:	Appointment of 1 Statutory Auditor
Fourth Item of Business:	Appointment of Accounting Auditor
Fifth Item of Business:	Provision of Officers' Bonuses

4. Matters determined for Convocation

1. Any failure to a vote of approval or disapproval shall be treated as a vote of approval.

2. If you exercise your voting rights by the exercising voting rights form as well as through the internet, the votes cast through the internet will be deemed valid.

3. If any one shareholder exercises his or her voting rights through the internet more than once, the votes last cast before the prescribed deadline will be deemed valid.

1. Reception shall commence at 9:00 A.M.

2. Please submit the enclosed exercising voting rights form to the front desk at the meeting place.

3. When exercising your voting rights through the internet, please read the "Procedures for Exercising Voting Rights on the Internet" on page 67 and the "System Requirements" on page 68.

4. Minor changes to the reference materials for the General Meeting of Shareholders, business report, financial statement and consolidated financial statement will be shown on the Company's website on the internet (address http://www.matsuzakaya-hd.co.jp/).

5. Subject to the submission of a prior application to use the "Electronic Voting Platform for Institutional Investors" (a.k.a. TSE platform) managed by ICJ, Inc., any nominated shareholder of a management trust bank, etc. (including standing proxies) may use such platform for purposes of exercising their voting rights at the General Meeting of Shareholders of the Company electronically as an alternative to exercising voting rights on the internet as set out above.

6. When exercising voting rights by proxy, one shareholder with voting rights may attend the General Meeting of Shareholders as a proxy for another shareholder. However, please note that a written document certifying his or her power of representation will be required to be submitted.

REFERENCE MATERIALS FOR GENERAL SHAREHOLDERS MEETING

Agenda Items and Reference Matters

Item No. 1 Establishment of wholly owning parent company by means of stock-transfer

1. Reason for aforementioned stock-transfer

The volume of sales of department stores in Japan as a whole indicates a downward trend due to, amongst other causes, increasing competition transcending the sector and specific business categories, and further industry consolidation will be inevitable. In addition, as the consumption market is expected to shrink due to a decrease in population, further corporate restructuring and integration is expected to occur, creating a small number of corporate groups with strong competitiveness.

Under these difficult circumstances, Matsuzakaya Holdings Co., Ltd. (hereunder, the Company) and The Daimaru, Inc. (hereunder, Daimaru) determined that it is best for both of us to integrate the management of our companies, in order to increase our corporate value through the effective utilization of our respective management resources and know-how.

In order to best utilize our respective community-based businesses, we will promote the management integration with a spirit of equality, respecting each other's history and corporate culture while maintaining the trade name of each department store.

The store locations of both companies' department stores do not conflict. The combination of the Company and Daimaru is indeed optimal because the Company possesses top market share in the Chubu area and Daimaru possesses top market share from the Kansai area to the west. This integration will create a nation-wide network, with stores in major cities. We will further increase customer satisfaction by strengthening product lines and services supported by the reinforced operational basis.

In order to maximize corporate value, we will optimize management resources, including personnel, know-how, assets and financial strength of both companies, and quickly further increase profitability and business efficiency.

Both companies will together make efforts to increase corporate value, realize the synergies of integration at an early stage, and establish a presence as the leading Japanese company, in quality and quantity, in the retail industry focusing on the department store business.

For achieving the aforementioned purposes, this agenda item is to ask for your approval on the establishment of "J. FRONT RETAILING Co., Ltd." as the wholly owning parent company, whereby the Company and Daimaru will become the wholly owned subsidiaries of J. FRONT RETAILING Co., Ltd. by method of stock-transfer under Article 772 of the Company Law (the "Stock Transfer"), conducted jointly by the Company and Daimaru.

2. Substance of stock-transfer plan

Stock-Transfer Plan (Copy)

The Daimaru, Inc. ("Daimaru") and Matsuzakaya Holdings Co., Ltd. ("Matsuzakaya") agreed to perform a stock-transfer by method of joint stock-transfer, and we therefore jointly prepared a Stock-Transfer Plan (this "Plan") as follows:

Article 1 (Stock-Transfer)

Pursuant to this Plan, Daimaru and Matsuzakaya will perform a stock-transfer ("Stock-Transfer") under which the wholly owing parent company to be newly established by method of joint stock-transfer ("Holding Company") will acquire all issued shares of Daimaru and Matsuzakaya on the Date of Formation of Holding Company.

Article 2 (Purpose, Corporate Name, Location of Head Office, Total Number of Shares Authorized to be Issued, and other Matters set forth in the Articles of Incorporation of Holding Company)

1. The purpose, corporate name, location of head office, and total number of shares authorized to be issued of Holding Company are as follows:

(1) Purpose

The purpose of Holding Company shall be as set forth in Article 2 of the Articles of Incorporation attached hereto as Attachment 1.

(2) Corporate Name

Holding Company's corporate name shall be "J. FRONT RETAILING Kabushiki Kaisha," rendered in English as "J. FRONT RETAILING Co., Ltd."

(3) Location of Head Office

The head office of Holding Company shall be located in Chuo-ku, Tokyo.

(4) Total Number of Shares Authorized to be Issued

The total number of shares authorized to be issued by Holding Company shall be two billion (2,000,000,000) shares.

2. In addition to the items set forth in Section 2.1, the matters to be prescribed in the Articles of Incorporation of Holding Company shall be as set forth in the Articles of Incorporation attached hereto as Attachment 1.

Article 3 (Names of Directors and Statutory Auditors upon Incorporation, and Corporate Name of Outside Accounting Auditor upon Incorporation)

1. The names of the directors upon the incorporation of Holding Company are as follows:

Kunihiko Okada

Tsutomu Okuda

Ryoichi Yamamoto

Shunichi Samura

Toshiaki Tsushima

Kiyozo Kojima

Hiroto Tsukada

Norio Yasunaga

Tsuyoshi Takayama

2. The names of the statutory auditors upon the incorporation of Holding Company are as follows:

Toshio Kido

Junji Nakamura

Takeshi Furuta

Sadahiko Shimizu

Rokurou Tsuruta

3. The name of the outside accounting auditor upon the incorporation of Holding Company is as follows:

Ernst & Young ShinNihon

Article 4 (Shares Delivered upon the Stock-Transfer and Allotment)

1. Holding Company will, upon the Stock-Transfer, deliver a same number of common stocks of Holding Company as (i) the total number of shares of common stock issued of Daimaru as at the date immediately prior to the Date of Formation of Holding Company multiplied by 1.4, and (ii) the total number of shares of common stock issued of Matsuzakaya as at the date immediately prior to the Date of Formation of Holding Company multiplied by 1, to the shareholders of Daimaru and Matsuzakaya (including beneficial shareholders; hereunder, the same) recorded or entered in the final shareholders register of Daimaru and Matsuzakaya (including beneficial shareholders register; hereunder, the same) on the date immediately prior to the Date of Formation of Holding Company (as defined in Article 7; hereunder, the same) in lieu of the common stock held by the respective shareholders.

2. Holding Company will, upon the Stock-Transfer, allot 1.4 shares of common stock of Holding Company per common stock owned by shareholders of Daimaru, and 1 share of common stock of Holding Company per common stock owned by shareholders of Matsuzakaya, to the shareholders of Daimaru and Matsuzakaya that are entered or recorded in the final shareholders register of Daimaru and Matsuzakaya on the date immediately prior to the Date of Formation of Holding Company.

Article 5 (Amount of Stated Capital and Reserve of Holding Company)

The amounts of stated capital and reserve of Holding Company as of the Date of Formation of Holding Company are as follows:

(1) Amount of stated capital

30 billion yen

(2) Amount of capital reserve

7.5 billion yen

(3) Amount of earned reserve

0 yen

(4) Amount of capital surplus

The amount less the total of the amount in (1) and (2) above from the paid-in capital by shareholders upon the incorporation-type restructuring that is set forth in Paragraph 1, Article 83 of the Corporate Accounting Regulation.

(5) Amount of earned surplus

0 yen

Article 6 (Stock Acquisition Right Delivered upon the Stock-Transfer and Allotment)

1.

(1) Holding Company will, upon the Stock-Transfer, deliver to the holders of the 1st series stock acquisition rights issued by Daimaru (the details are as described in Attachment 2 "First Series of Stock Acquisition Rights of The Daimaru, Inc.," hereunder, 1st Series Stock Acquisition Rights of Daimaru) who were entered and recorded in the final stock acquisition rights register of Daimaru on the day immediately prior to the Date of Formation of Holding Company, in lieu of such 1st Series Stock Acquisition Rights of Daimaru, the same number of the 1st Series Stock Acquisition Rights of Holding Company (the details are as described in Attachment 3 "First Series of Stock Acquisition Rights of J. FRONT RETAILING Co, Ltd."; hereunder, 1st Series Stock Acquisition Rights of Holding Company) as the total number of the 1st Series Stock Acquisition Rights of Daimaru as at the end of the day immediately prior to the Date of Formation of Holding Company (i.e., 120 stock acquisition rights; however, in the event all or a portion of the 1st Series Stock Acquisition Rights of Daimaru are retired as a result of exercise or other reasons on or after April 1, 2007 and on

or prior to the day immediately prior to the Date of Formation of Holding Company, the number of such retired stock acquisition rights will be subtracted from the 120 stock acquisition rights).

(2) Holding Company will, upon the Stock-Transfer, deliver to the holders of the 2nd series stock acquisition rights issued by Daimaru (the details are as described in Attachment 4 "Second Series of Stock Acquisition Rights of The Daimaru, Inc.," hereunder, 2nd Series Stock Acquisition Rights of Daimaru) who were entered and recorded in the final stock acquisition rights register of Daimaru on the day immediately prior to the Date of Formation of Holding Company, in lieu of such 2nd Series Stock Acquisition Rights of Daimaru, the same number of the 2nd Series Stock Acquisition Rights of Holding Company (the details are as described in Attachment 5 "Second Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd."; hereunder, 2nd Series Stock Acquisition Rights of Holding Company) as the total number of the 2nd Series Stock Acquisition Rights of Daimaru as at the end of the day immediately prior to the Date of Formation of Holding Company (i.e., 155 stock acquisition rights; however, in the event all or a portion of the 2nd Series Stock Acquisition Rights of Daimaru are retired as a result of exercise or other reasons on or after April 1, 2007 and on or prior to the day immediately prior to the Date of Formation of Holding Company, the number of such retired stock acquisition rights will be subtracted from the 155 stock acquisition rights).

(3) Holding Company will, upon the Stock-Transfer, deliver to the holders of the 3rd series stock acquisition rights issued by Daimaru (the details are as described in Attachment 6 "Third Series of Stock Acquisition Rights of The Daimaru, Inc.," hereunder, 3rd Series Stock Acquisition Rights of Daimaru) who were entered and recorded in the final stock acquisition rights register of Daimaru on the day immediately prior to the Date of Formation of Holding Company, in lieu of such 3rd Series Stock Acquisition Rights of Daimaru, the same number of the 3rd Series Stock Acquisition Rights of Holding Company (the details are as described in Attachment 7 "Third Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd."; hereunder, 3rd Series Stock Acquisition Rights of Holding Company) as the total number of the 3rd Series Stock Acquisition Rights of Daimaru as at the end of the day immediately prior to the Date of Formation of Holding Company (i.e., 240 stock acquisition rights; however, in the event all or a portion of the 3rd Series Stock Acquisition Rights of Daimaru are retired as a result of exercise or other reasons on or after April 1, 2007 and on or prior to the day immediately prior to the Date of Formation of Holding Company, the number of such retired stock acquisition rights will be subtracted from the 240 stock acquisition rights).

(4) Holding Company will, upon the Stock-Transfer, deliver to the holders of the 4th series stock acquisition rights issued by Daimaru (the details are as described in Attachment 8 "Fourth Series of Stock Acquisition Rights of The Daimaru, Inc.," hereunder, 4th Series Stock Acquisition Rights of Daimaru) who were entered and recorded in the final stock acquisition rights register of Daimaru on the day immediately prior to the Date of Formation of Holding Company, in lieu of such 4th Series Stock Acquisition Rights of Daimaru, the same number of the 4th Series Stock Acquisition Rights of Holding Company (the details are as described in Attachment 9 "Fourth Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd."; hereunder, 4th Series Stock Acquisition Rights of Holding Company) as the total number of the 4th Series Stock Acquisition Rights of Daimaru as at the end of the day immediately prior to the Date of Formation of Holding Company (i.e., 240 stock acquisition rights; however, in the event all or a portion of the 4th Series Stock Acquisition Rights of Daimaru are retired as a result of exercise or other reasons on or after April 1, 2007 and on or prior to the day immediately prior to the Date of Formation of Holding Company, the number of such retired stock acquisition rights will be subtracted from the 240 stock acquisition rights).

(5) Holding Company will, upon the Stock-Transfer, deliver to the holders of the 1-1st series stock acquisition rights issued by Matsuzakaya (the details are as described in Attachment 10 "1-1st Series of Stock Acquisition Rights of Matsuzakaya Co., Ltd.," hereunder, 1-1st Series Stock Acquisition Rights of Matsuzakaya) who were entered and recorded in the final stock acquisition rights register of Matsuzakaya as of the day immediately prior to the Date of Formation of Holding Company, in lieu of such 1-1st Series Stock Acquisition Rights of Matsuzakaya, the same number of the 5th Series Stock Acquisition Rights of Holding Company (the details are as described in Attachment 11 "Fifth Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd."; hereunder, 5th Series Stock Acquisition Rights of Holding Company) as the total number of the 1-1st Series Stock Acquisition Rights of Matsuzakaya as at the end of the day immediately prior to the Date of Formation of Holding Company (i.e., 125 stock acquisition rights; however, in the event all or a portion of the 1-1st Series Stock Acquisition Rights of Matsuzakaya are retired as a result of exercise or other reasons on or after April 1, 2007 and on or prior to the day immediately prior to the Date of Formation of Holding Company, the number of such retired stock acquisition rights will be subtracted from the 125 stock acquisition rights).

(6) Holding Company will, upon the Stock-Transfer, deliver to the holders of the 1-2nd series stock acquisition rights issued by Matsuzakaya (the details are as described in Attachment 12 "1-2nd Series of Stock Acquisition Rights of Matsuzakaya Co., Ltd.," hereunder, 1-2nd Series Stock Acquisition Rights of Matsuzakaya) who were entered and recorded in the final

stock acquisition rights register of Matsuzakaya as of the day immediately prior to the Date of Formation of Holding Company, in lieu of such 1-2nd Series Stock Acquisition Rights of Matsuzakaya, the same number of the 6th Series Stock Acquisition Rights of Holding Company (the details are as described in Attachment 13 "Sixth Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd."; hereunder, 6th Series Stock Acquisition Rights of Holding Company) as the total number of the 1-2nd Series Stock Acquisition Rights of Matsuzakaya as at the end of the day immediately prior to the Date of Formation of Holding Company (i.e., 300 stock acquisition rights; however, in the event all or a portion of the 1-2nd Series Stock Acquisition Rights of Matsuzakaya are retired as a result of exercise or other reasons on or after April 1, 2007 and on or prior to the day immediately prior to the Date of Formation of Holding Company, the number of such retired stock acquisition rights will be subtracted from the 300 stock acquisition rights).

2.

(1) Holding Company will, upon the Stock-Transfer, allot the 1st Series Stock Acquisition Rights of Holding Company, by a ratio of one 1st Series Stock Acquisition Rights of Holding Company per 1st Series Stock Acquisition Rights of Daimaru, to the holders of the 1st Series Stock Acquisition Rights of Daimaru that were entered or recorded in the final stock acquisition rights register of Daimaru as of the date immediately prior to the Date of Formation of Holding Company.

(2) Holding Company will, upon the Stock-Transfer, allot the 2nd Series Stock Acquisition Rights of Holding Company, by a ratio of one 2nd Series Stock Acquisition Rights of Holding Company per 2nd Series Stock Acquisition Rights of Daimaru, to the holders of the 2nd Series Stock Acquisition Rights of Daimaru that were entered or recorded in the final stock acquisition rights register of Daimaru as of the date immediately prior to the Date of Formation of Holding Company.

(3) Holding Company will, upon the Stock-Transfer, allot the 3rd Series Stock Acquisition Rights of Holding Company, by a ratio of one 3rd Series Stock Acquisition Rights of Holding Company per 3rd Series Stock Acquisition Rights of Daimaru, to the holders of the 3rd Series Stock Acquisition Rights of Daimaru that were entered or recorded in the final stock acquisition rights register of Daimaru as of the date immediately prior to the Date of Formation of Holding Company.

(4) Holding Company will, upon the Stock-Transfer, allot the 4th Series Stock Acquisition Rights of Holding Company, by a ratio of one 4th Series Stock Acquisition Rights of Holding Company per 4th Series Stock Acquisition Rights of Daimaru, to the holders of the 4th Series Stock Acquisition Rights of Daimaru that were entered or recorded in the final stock acquisition rights

register of Daimaru as of the date immediately prior to the Date of Formation of Holding Company.

(5) Holding Company will, upon the Stock-Transfer, allot the 5th Series Stock Acquisition Rights of Holding Company, by a ratio of one 5th Series Stock Acquisition Rights of Holding Company per 1-1st Series Stock Acquisition Rights of Matsuzakaya, to the holders of the 1-1st Series Stock Acquisition Rights of Matsuzakaya that were entered or recorded in the final stock acquisition rights register of Matsuzakaya as of the date immediately prior to the Date of Formation of Holding Company.

(6) Holding Company will, upon the Stock-Transfer, allot the 6th Series Stock Acquisition Rights of Holding Company, by a ratio of one 6th Series Stock Acquisition Rights of Holding Company per 1-2nd Series Stock Acquisition Rights of Matsuzakaya, to the holders of the 1-2nd Series Stock Acquisition Rights of Matsuzakaya that were entered or recorded in the final stock acquisition rights register of Matsuzakaya as of the date immediately prior to the Date of Formation of Holding Company.

Article 7 (Incorporation Date of Holding Company)

The date to register the Holding Company's incorporation (the "Date of Formation of Holding Company") shall be September 3, 2007. However, this date may be changed upon discussions between Daimaru and Matsuzakaya, in the event of necessity for procedures of the Stock-Transfer or other reasons.

Article 8 (General Shareholders Meeting to Approve the Plan)

1. Daimaru will call a general shareholders meeting on May 24, 2007, and request an approval for the Plan and approval for items required for the Stock-Transfer.

2. Matsuzakaya will call a general shareholders meeting on May 24, 2007, and request an approval for the Plan and approval for items required for the Stock-Transfer.

Article 9 (Listing and Administrator of Shareholders Register)

1. It is intended that Holding Company will list its shares on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange on the Date of Formation of Holding Company.

2. The administrator of the shareholders register of Holding Company will be Mitsubishi UFJ Trust and

Banking Corporation.

Article 10 (Distribution of Surpluses)

1. Daimaru may distribute surpluses with a limit of 6 yen per share to shareholders or registered pledgees that are entered or recorded in the final shareholders register as at February 28, 2007.

2. Daimaru may distribute surpluses with a limit of 6 yen per share to shareholders or registered pledgees that are entered or recorded in the final shareholders register as at August 31, 2007.

3. Matsuzakaya may distribute surpluses with a limit of 4 yen per share to shareholders or registered pledgees that are entered or recorded in the final shareholders register as at February 28, 2007.

4. Matsuzakaya may distribute surpluses with a limit of 4 yen per share to shareholders or registered pledgees that are entered or recorded in the final shareholders register as at August 31, 2007.

5. Except as provided in the preceding four paragraphs, Daimaru and Matsuzakaya shall not resolve the distribution of surpluses with a record date that is prior to the Date of Formation of Holding Company, during the period up to the Date of Formation of the Holding Company after the creation of this Plan.

Article 11 (Administration of Corporate Assets)

Daimaru and Matsuzakaya will perform their businesses and their operations and administration of assets with the duty of due care of a good manager from the creation of this Plan until the Date of Formation of Holding Company. Also, if actions may impact the assets, rights or obligations of Daimaru or Matsuzakaya significantly, such actions shall be performed upon discussions between Daimaru and Matsuzakaya.

Article 12 (Effectiveness of this Plan)

This Plan will no longer be effective if the Plan or items required for the Stock-Transfer are not approved at either of the general shareholders meeting of Daimaru or Matsuzakaya under Article 8.

Article 13 (Modification to Terms and Conditions of Stock-Transfer, and Suspension or Cancellation of Stock-Transfer)

If, during the period from the creation of this Plan up to the Date of Formation of Holding Company, there are material changes to the state of financial conditions or managing conditions of Daimaru or Matsuzakaya, critical obstacles to the implementation of the Stock-Transfer occur or are found, or the achievement of objectives in this Plan becomes difficult, the terms and conditions of the Stock-Transfer and other details of this Plan may be modified, or the Stock-Transfer may be suspended or cancelled, upon discussions between Daimaru and Matsuzakaya.

Article 14 (Discussion)

In addition to the items set forth under this Plan, items not set forth in this Plan and other items required for the Stock-Transfer will be set forth upon separate discussions between Daimaru and Matsuzakaya.

To evidence the creation of this Plan, the original will be executed in duplicate, and each party hereto will retain one copy upon placement of the name and seal of Daimaru and Matsuzakaya.

April 9, 2007

Daimaru: Tsutomu Okuda, Chairman and CEO [seal]
The Daimaru, Inc.
7-1 1-Chome, Shinsaibashi-Suji, Osaka

Matsuzakaya: Shunichi Samura, Representative Director and President [seal]
Matsuzakaya Holdings Co, Ltd.
16-1 Sakae 3-Chome, Naka-Ku, Nagoya

Attachment 1

J. FRONT RETAILING Co., Ltd.

(the "Company")

Articles of Incorporation

Chapter 1: General Provisions

(Trade Name)

Article 1 The name of the Company is J. Front Retailing Kabushiki Kaisha, and shall be indicated in English as J. FRONT RETAILING Co., Ltd.

(Objective)

Article 2 The objective of the Company is to perform the following businesses:

1. Control or administration of the business of companies carrying out the following businesses or foreign companies carrying out the equivalent businesses of such businesses through owning their shares or equity interests:

   (1) Department store business;

   (2) Retail business;

   (3) Sale of salt, tobacco, drugs, drugs for animals, medical equipment, all kinds of liquor, rice and other grain, measurements equipment, lottery tickets, card, dice and board games, guns and swords;

   (4) Sale of agrichemicals, industrial pharmaceuticals, low explosives, toxicants and deleterious substances;

   (5) Photography business, beauty business, hairdressing and barber businesses, food and beverage business, dry cleaning business, antique and thrift goods sales business, travel business, tailoring business, printing and publishing businesses, publicity agency business, hotel and inn businesses, foreign currency exchange business and financing business;

   (6) Installment sales business and installment purchase mediation business for mail order and credit card businesses for clothing, sundries, office equipment, sporting goods, jewelry and precious metals, art work, furniture, home electronics, daily convenience goods and food;

   (7) Leasing and brokering/agent business covering clothing, sundries, office equipment, sporting goods, jewelry and precious metals, art work, furniture, home electronics, daily convenience goods, travel goods, telecommunication and office equipments, commercial vehicles, showcase fixtures, and fixtures and fittings for stores;

(8) Product inspection business covering clothing, sundries, office equipment, sporting goods, jewelry and precious metals, art work, furniture, home electronics, daily convenience goods and food, and related consulting businesses;

(9) Management of game facilities, parking lots, laundromats, stone spa facilities, and sports and cultural facilities;

(10) Management of clinics, nursery, vocational schools and sports and culture classes;

(11) Sales and mediation businesses covering membership relating to all kinds of sports and membership to sports and lodging facilities;

(12) Life insurance soliciting business, non-life insurance brokerage business and insurance brokerage business based upon the Automobile Liability Security Law;

(13) Video software and film production and sales business and all kinds of box office business in film and shows;

(14) Manufacturing and sales of furniture, cosmetics, food, snacks, beverages, ice cream and other cold/frozen dairy desserts, and dairy products;

(15) Agent business for wholesale and import and export businesses and commercial transactions;

(16) Contractor business and design, management and implementation of all kinds of construction work including structural engineering and interior design;

(17) Sales, leasing and management of real estate and vessels, and their brokerage businesses;

(18) Building cleaning business, business of maintenance and management of premises and security business based upon the Security Service Law;

(19) Contractor business and leasing business of ceremonial functions;

(20) Cargo transportation and handling business, general passenger vehicle transportation business, logistics business, transportation brokering business, and warehousing business;

(21) Investigation, planning, design and management business operations relating to development of commercial facilities, urban development and community development;

(22) Ownership and usage of marketable securities, land and constructions;

(23) Subcontractor business and businesses relating to contracting business operations;

(24) Credit report business, bill collections business, calculations operation consignment business and information processing services business;

(25) Consignment business under the Law Concerning Consignment of Postal Counter Services, and sales business covering stamps and duty stamps;

(26) Workforce dispatch business;

(27) For-fee job placement business;

(28) Training business relating to education and skills development and enhancement of personnel;

(29) Consignment of store management and sales businesses covering clothing, sundries, office equipment, sporting goods, jewelry and precious metals, art work, furniture, home electronics, daily convenience goods and food;

(30) Consulting operations relating to over-the-counter sales and store operations; and

(31) All operations incidental or relating to any of the items above.

2. All operations incidental or relating to the preceding paragraph.

(Location)

Article 3 The Company shall have its head office in Chuo-Ku, Tokyo.

(Organizational Elements)

Article 4 The Company shall have the following organizational elements, in addition to Shareholders Meetings and Directors:

(1) Board of Directors;

(2) Corporate Auditors;

(3) Board of Corporate Auditors; and

(4) Outside Accounting Auditor

(Method of Giving Public Notice)

Article 5 The method of giving public notice of the Company shall be electronic announcement. However, in the event public notice cannot be made by electronic announcement due to accidents or other unavoidable causes, public notice shall be made in The Nihon Keizai Shimbun.

Chapter 2: Shares

(Total Number of Issuable Shares)

Article 6 Total number of shares authorized to be issued by the Company shall be 2 billion shares.

(Issuance of Share Certificates)

Article 7 The Company shall issue share certificates for its shares.

(Number of Shares Constituting One Voting Unit and Non-Issuance of Share Certificates for Fractional Unit Shares)

Article 8 The number of shares constituting one voting unit of the Company shall be 1,000 shares.

The Company shall not issue any share certificates representing shares of less than the number of shares constituting one voting unit ("Fractional Unit Shares"), notwithstanding the provision of the preceding article. However, the preceding sentence shall not apply if otherwise stipulated by the share handling rules of the Company.

(Rights to Fractional Unit Shares)

Article 9 Any shareholder of the Company (including a beneficial shareholder; each a "Shareholder") holding Fractional Unit Shares may not exercise any rights other than the following rights with respect to such Fractional Unit Shares:

(1) the rights listed in the items of paragraph 2 of Article 189 of the Company Law;
(2) the right to make a demand pursuant to the provisions of paragraph 1 of Article 166 of the Company Law;
(3) the right to receive allotments of offered shares and allotments of offered stock acquisition rights in accordance with the number of shares held by such Shareholder; and
(4) the right to make a demand as mentioned in the following article.

(Additional Purchase of Fractional Unit Shares)

Article 10 Any Shareholder holding Fractional Unit Shares may, pursuant to the Company's share handling rules, demand that the Company sell such number of shares as may, together with the number of such Fractional Unit Shares, constitute the number of shares totaling one voting unit (such demand being hereinafter referred to as a "Demand for Additional Purchase"). However, the preceding sentence shall not apply to a Demand for Additional Purchase where the Company owns no transferable treasury stocks.

The timing and the way to make a Demand for Additional Purchase shall be governed by the rules established by the Board of Directors.

(Shareholder Register Manager)

Article 11 The Company shall have a shareholder register manager.

The shareholder register manager and its place of business shall be designated by a

resolution of the Board of Directors, and public notice thereof shall be given.

The preparation and storage of the shareholders register (including the beneficial shareholder register; the same shall apply hereafter), register of stock acquisition rights and lost-share-certificate register of the Company and other administrative affairs relating to such registers shall be commissioned to the shareholder register manager, and the Company shall not handle such affairs.

(Share Handling Rules)

Article 12 The handling of shares and stock acquisition rights of the Company, procedures for exercising rights of shareholders, and fees and charges therefor shall be governed by laws and regulations, these Articles of Incorporation and the rules established by the Board of Directors.

Chapter 3: Shareholders' Meeting

(Timing of Convening Shareholders' Meeting)

Article 13 An annual Shareholders Meetings shall be convened in May of each year, and an extraordinary Shareholders' Meetings shall be convened whenever necessary.

(Record Date for Annual Shareholders' Meeting)

Article 14 The record date for the voting rights of the annual Shareholders' Meeting shall be the last day of February of each year.

(Person with Convocation Right and Chairperson)

Article 15 A Shareholders' Meeting shall be convened by the Director-President, who shall act as chairperson at the meeting.

In case of the inability of the Director-President to so act, any one of the other Directors shall act in his/her place in accordance with an order previously determined by a resolution of the Board of Directors.

(Place of Convocation)

Article 16 Shareholders' Meetings of the Company shall be convened within the wards of Tokyo.

(Internet Disclosure of Reference Materials for Shareholders' Meetings and Deemed Provision)

Article 17 Upon convocation of a Shareholders' Meeting, the Company may be deemed to have provided the information relating to the matters to be described or indicated in the

reference materials for the shareholders' meeting, business report, non-consolidated accounting statements or consolidated accounting statements, to the Shareholders by disclosure through the Internet in accordance with the applicable Ministry of Justice Order.

(Method of Resolution)

Article 18 Unless otherwise prescribed by laws and regulations or these Articles of Incorporation, a resolution of a Shareholders' Meeting shall be adopted by a majority of the voting rights of Shareholders who are entitled to exercise voting rights (each a "Voting Shareholder") and are present at such meeting.

A special resolution as mentioned in Article 309, paragraph 2 of the Company Law shall be adopted when Shareholders holding at least one-third (1/3) of the voting rights of the Voting Shareholders are present at such meeting and by at least two-thirds (2/3) of the voting rights of such Shareholders present.

(Exercise of Voting Right by Proxy)

Article 19 A Shareholder may designate another Shareholder with voting rights to exercise the designating Shareholder's voting right. However, each such Shareholder or proxy shall submit a document evidencing their proxy power to the Company at each Shareholders' Meeting.

Chapter 4: Directors and Board of Directors

(Number of Directors)

Article 20 The Company shall have 12 or fewer Directors.

(Method of Election of Directors)

Article 21 The Directors shall be elected at a Shareholders' Meeting.

A resolution for the election of Directors shall be adopted when Shareholders holding at least one-third (1/3) of the voting rights of the Voting Shareholders are present at a Shareholders' Meeting and by a majority of such voting rights.

No cumulative voting may be used for a resolution to elect Directors.

(Term of Office of Directors)

Article 22 The term of office of a director shall expire at the end of the annual Shareholders' Meeting that relates to the latest business year ending within one year after his/her

election to office.

(Representative Director)

Article 23 The Board of Directors shall appoint a Representative Director by its resolution.

(Directors with Specific Titles)

Article 24 The Board of Directors may appoint one Director-Chairperson and one Director-President by its resolution.

(Convocation of a Meeting of the Board of Directors)

Article 25 The convocation notice of a meeting of the Board of Directors must be given 3 days prior to the scheduled date of such meeting. However, in case of emergency, this notice period may be shortened.

(Omission of a Resolution of the Board of Directors)

Article 26 A resolution of the Board of Directors shall be deemed to have been adopted upon the fulfillment of the requirements of Article 370 of the Company Law.

(Rules of the Board of Directors)

Article 27 Unless otherwise prescribed by laws and regulations or these Articles of Incorporation, matters relating to the Board of Directors shall be prescribed by the rules of the Board of Directors established by the Board of Directors.

(Advisor)

Article 28 An advisor may be appointed by a resolution of the Board of Directors.

(Exemption of Liability of Board of Directors)

Article 29 The Company may exempt Directors (including those who were previously Directors) from liability for damages for the negligence of their duties to the extent permitted by laws and regulations pursuant to the provisions of paragraph 1 of Article 426 of the Company Law by a resolution of the Board of Directors.

(Limited Liability Agreement with Outside Directors)

Article 30 The Company and each Outside Director may execute an agreement limiting the liability for damages for negligence of his/her duties pursuant to the provisions of paragraph 1 of Article 427 of the Company Law. However, the maximum amount of

liability under such agreement shall be the higher of the previously stipulated amount of not less than 12,000,000 yen or the amount fixed by laws and regulations.

Chapter 5: Corporate Auditors and Board of Corporate Auditors

(Number of Auditors)

Article 31 The Company shall have 5 or fewer Corporate Auditors.

(Method of Election of Corporate Auditors)

Article 32 The Corporate Auditors shall be elected at a Shareholders' Meeting.

A resolution for the election of Corporate Auditors shall be adopted when Shareholders holding at least one-third (1/3) of the voting rights of the Voting Shareholders are present at a Shareholders' Meeting and by a majority of such voting rights.

(Term of Office of Corporate Auditors)

Article 33 The term of office of a Corporate Auditor shall expire at the end of the annual Shareholders' Meeting that relates to the latest business year ending within four years after his/her election to office.

The term of office of a Corporate Auditor who has been elected to fill a vacancy caused by a Corporate Auditor resigning before the expiry of his/her office shall expire at the time when the remaining term of his/her predecessor would have expired.

(Fulltime Corporate Auditors)

Article 34 The Corporate Auditors shall elect one or more fulltime Corporate Auditors.

(Notice of a Meeting of the Board of Corporate Auditors)

Article 35 The convocation notice of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three (3) days before the scheduled date of such meeting. However, in case of emergency, such notice period may be shortened.

(Rules of the Board of Corporate Auditors)

Article 36 Unless otherwise prescribed by laws and regulations or these Articles of Incorporation, matters concerning the Board of Corporate Auditors shall be prescribed by the rules established by the Board of Corporate Auditors.

(Exemption of Liability of Corporate Auditors)

Article 37 The Company may exempt Corporate Auditors (including those who were previously Corporate Auditors) from the liability for damages for negligence of their duties to the extent permitted by laws and regulations pursuant to the provisions of paragraph 1 of Article 426 of the Company Law by a resolution of the Board of Directors.

(Limited Liability Agreement with Outside Corporate Auditors)

Article 38 The Company and each Corporate Auditor may execute an agreement limiting the liability for damages for negligence of their duties pursuant to the provisions of paragraph 1 of Article 427 of the Company Law. However, the maximum amount of liability under such agreement shall be the higher of the previously stipulated amount of not less than 12,000,000 yen or the amount fixed by laws and regulations.

Chapter 6: Accounting

(Business Year)

Article 39 The business year of the Company shall be 1 year from March 1 of each year to the end of February of the following year.

(Decision-making Body for Dividends of Surplus)

Article 40 The Company shall determine, unless otherwise prescribed by laws and regulations, the matters prescribed in the items of paragraph 1 of Article 459 of the Company Law (such as dividends of surplus) by a resolution of the Board of Directors without a resolution of a Shareholders' Meeting.

(Record Date for Dividends of Surplus)

Article 41 The record date for year-end dividends of the Company shall be the last day of February of each year.

The record date for interim dividends of the Company shall be August 31 of each year.

In addition to dividends set forth in the preceding two paragraphs, dividends of surplus may be paid by prescribing the record date.

(Exclusion Period of Dividends)

Article 42 In the case of dividends in cash, the Company shall be released from the obligation to pay dividends which have remained unclaimed for more than five years after the day on which such dividends first became payable.

Chapter 7: Supplemental Provisions

(Initial Business Year)

Article 1 Notwithstanding the provisions of Article 39, the initial business year of the Company shall be from the date of incorporation of the Company to the last day of February 2008.

(Compensation to the Initial Directors and Corporate Auditors)

Article 2 The amount of compensation from the date of incorporation of the Company to the end of the first annual Shareholders' Meeting (the "Initial Compensation Amount") to the initial Directors shall be within 50 million yen per month.

The Initial Compensation Amount to the initial Corporate Auditors shall be within 7 million yen per month.

(Removal of Supplemental Provisions)

Article 3 These supplemental provisions shall be removed at the end of the first annual Shareholders' Meeting.

Attachment 2

First Series of Stock Acquisition Rights of The Daimaru, Inc.

1. Title of Stock Acquisition Rights

First Series of Stock Acquisition Rights

2. Class and Number of Shares Subject to the Stock Acquisition Right

120,000 shares of common stock of The Daimaru, Inc. (the "Company"). However, this figure shall be reduced by the number of stock acquisition rights extinguished, multiplied by 1,000, since April 1, 2007 because they were exercised or for other reasons.

In the event the Company performs a stock split or reverse stock split, the number of shares that are the subject of the stock acquisition rights shall be adjusted by the formula below. However, such an adjustment shall only apply to the number of shares that are the subject of the stock acquisition rights which have not been exercised as of the relevant point in time, and in the event fractional shares are created as a result of the adjustment, such fractional shares shall be disregarded.

Number of shares after adjustment = Number of shares before adjustment × Ratio of stock split (or reverse stock split)

3. Total Number of Stock Acquisition Rights

120 stock acquisition rights. However, this figure shall be reduced by the number of stock acquisition rights extinguished because they were exercised or for other reasons since April 1, 2007. (The number of shares that are subject to one stock acquisition right is 1,000 shares. However, the same adjustment shall be made in the event the adjustment to the number of shares as set out in Section 2 above was made.)

4. Issue Price of each Stock Acquisition Right

Each stock acquisition right was issued without consideration.

5. Issue Date of each Stock Acquisition Right

Wednesday, September 25, 2002

6. Amount Paid Upon the Exercise of each Stock Acquisition Right

The amount of payment per share is 566 yen (as at April 9, 2007)

However, in the event the Company performs a stock split or reverse stock split on or after April

9, 2007, the amount of the payment shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Amount of payment after adjustment} = \text{Amount of payment before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

In addition, in the event the Company issues new shares or disposes of treasury stock at prices below market value on or after April 9, 2007, the amount of the payment shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Amount of payment after adjustment} = \text{Amount of payment before adjustment} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of shares newly issued or disposed of} \times \text{Amount of payment or disposal price per share}}{\text{Market value per share}}}{\text{Number of shares outstanding} + \text{Number of shares newly issued or disposed of}}$$

7. Exercise Period of Stock Acquisition Rights

From September 25, 2002 to May 23, 2012

8. Conditions for Exercising Stock Acquisition Rights

(1) A person who is allotted stock acquisition rights shall be required to hold the position of director, statutory auditor or employee of the Company or a subsidiary of the Company at the time the stock acquisition rights are exercised. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, such person may exercise the stock acquisition rights for two (2) years from the time of losing the position.

(2) Other conditions for exercising stock acquisition rights shall be set forth in the "Allotment Agreement on Stock Acquisition Rights" which is signed separately between the Company and the recipient of the stock acquisition rights.

9. Terms and Conditions on Acquisition of Stock Acquisition Rights

(1) If a merger agreement is approved under which the Company is dissolved, and if the general shareholders' meeting approves of a stock-for-stock exchange agreement and a stock-transfer under which the Company becomes a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without compensation.

(2) If the stock acquisition rights could not be exercised due to the loss of position of director, statutory auditor and employee of the Company and of a subsidiary of the Company prior to the exercising of the stock acquisition rights by the stock acquisition right holders, the Company may acquire the stock acquisition rights without compensation. However, in the event such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, the Company may acquire the stock acquisition rights after two (2) years from the time of such person losing the position.

10. Restriction on the Transfer of Stock Acquisition Rights

Approval of the board of directors shall be required to transfer stock acquisition rights.

11. Issuance of Stock Acquisition Right Certificates

Stock acquisition right certificates will be issued, only upon the request of a stock acquisition right holder.

12. Amount not Incorporated into the Stated Capital out of the New Share Issue Price

The amount not to be incorporated into the stated capital equals the amount to be paid when the stock acquisition rights are exercised less the amount incorporated into the stated capital. The amount incorporated into the stated capital shall be the amount obtained by multiplying the amount to be paid when stock acquisition rights are exercised by 0.5, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

First Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd.

1. Title of Stock Acquisition Rights

First Series of Stock Acquisition Rights

2. Class and Number of Shares Subject to Stock Acquisition Right

The class of shares subject to stock acquisition right shall be common stock of J. FRONT RETAILING Co., Ltd. (the "Company"), and the number of shares subject to each stock acquisition right ("Number of Shares Granted") shall be 1,400 shares. However, on or after April 9, 2007 and before the date of incorporation of the Company, if The Daimaru, Inc. ("Daimaru") performs a stock split (including gratis issue of common stock *(kabushiki mushou-wariate)*; hereinafter, the same) or reverse stock split on the common stock of Daimaru, or the Company performs a stock split or reverse stock split on the common stock of the Company after stock acquisition rights are issued, the Number of Shares Granted will be adjusted by the formula below, and any fractional shares created as a result of such adjustment shall be disregarded.

Number of Shares Granted after adjustment = Number of Shares Granted before adjustment × Ratio of stock split (or reverse stock split)

The Number of Shares Granted after adjustment shall be applied (i) in the case of stock split, on or after the day following the record date for the stock split, and (ii) in the case of reverse stock split, on or after the effective date thereof. However, when a stock split is performed under the condition that an item to reduce the amount of surplus and increase stated capital or capital reserve will be approved at the general shareholders meeting, and when a date prior to the day of closing of the aforementioned general shareholders meeting is set as the record date for the stock split, on or after the day following the day of closing of the aforementioned general shareholders meeting, the Number of Shares Granted after adjustment shall be applied retroactively from the day immediately after the aforementioned record date.

In addition, when the Number of Shares Granted is adjusted, the Company will notice necessary items to all persons holding stock acquisition rights who are entered in the stock acquisition right register ("Stock Acquisition Right Holders"), or make a public notice with respect to necessary items, by the day immediately prior to the date of application of the Number of Shares Granted

after adjustment. However, if a notice or public notice cannot be made by the day immediately prior to the date of the aforementioned application, the notice or public notice shall be made swiftly thereafter.

3. Price of Assets to be Contributed upon Exercise of Stock Acquisition Right

The price of assets that are contributed upon exercise of stock acquisition right shall be the amount obtained by multiplying the amount of payment per share that a shareholder receives from exercising the stock acquisition right ("Exercise Price") by the Number of Shares Granted for the stock acquisition right.

The Exercise Price is 404 yen.

However, on or after April 9, 2007 and before the date of incorporation of the Company, if Daimaru performs a stock split or reverse stock split of the common stock of Daimaru, or the Company performs a stock split or reverse stock split of the common stock of the Company after stock acquisition rights are issued, the Exercise Price shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

In addition, on or after April 9, 2007 and before the date of incorporation of the Company, if Daimaru issues new shares of common stock or disposes of treasury shares of common stock at prices below market value, or the Company issues new shares of common stock or disposes of treasury shares of common stock at prices below market value after stock acquisition rights are issued (this excludes transfer by sales of treasury stock pursuant to the provisions of Article 194 of the Company Law (request to transfer by sale of shares less than the number of shares constituting one voting right ("Less than One Voting Unit Shares *(tangenmiman kabushiki)*") by any shareholders having Less than One Voting Unit Shares *(tangenmiman kabushiki)*), conversion or exercising of securities that will or may be converted to common stock of the Company or stock acquisition rights that may demand the delivery of common stock of the Company (including stock acquisition rights attached to corporate bonds with stock acquisition right)), the Exercise Price shall be adjusted by the formula below and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of shares newly issued} \times \text{Amount of payment per share}}{\text{Market value}}}{\text{Number of shares outstanding} + \text{Number of shares newly issued}}$$

"Number of shares outstanding" in the formula above shall mean total number of shares of common stock outstanding of the Company (or Daimaru if adjustments will be performed for issuance of new shares or disposal of treasury shares of common stock of Daimaru at a price below market value, by the date of incorporation of the Company on or after April 9, 2007) less total number of treasury shares of common stock that are held by the Company (or Daimaru if adjustments will be performed for issuance of new shares or disposal of treasury shares of common stock of Daimaru at a price below market value, by the date of incorporation of the Company on or after April 9, 2007). Also, if treasury shares will be disposed of, "Number of shares newly issued" shall be read as "Number of treasury shares to be disposed of."

4. Exercise Period of Stock Acquisition Rights

From September 3, 2007 to May 23, 2012

5. Conditions for Exercising Stock Acquisition Rights

(1) A person who is allotted stock acquisition rights shall be required to hold the position of director, statutory auditor or employee of the Company or a subsidiary of the Company at the time the stock acquisition rights are exercised. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, such person may exercise the stock acquisition rights for two (2) years from the time of losing the position.

(2) Other conditions for exercising stock acquisition rights shall be set forth in the "Allotment Agreement on Stock Acquisition Rights" which is signed separately between the Company and the recipient of the stock acquisition rights.

6. Terms and Conditions on Acquisition of Stock Acquisition Rights

(1) If the general shareholders' meeting (or board of directors meeting, if a resolution of the shareholders' meeting is not required) approves of a merger agreement that dissolves the Company, or a stock-for-stock exchange agreement or stock-transfer under which the Company becomes a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without compensation on the date separately determined by the board of directors of the

Company.

(2) If the stock acquisition rights could not be exercised due to the loss of position of director, statutory auditor and employee of the Company and of a subsidiary of the Company prior to the exercising of the stock acquisition rights by the Stock Acquisition Right Holders, the Company may acquire the stock acquisition rights without compensation. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, the Company may acquire the stock acquisition rights after two (2) years from the time of such person losing the position.

7. Restriction on Acquisition of Stock Acquisition Rights by Transfer

An approval of the board of directors shall be required to acquire stock acquisition rights by transfer.

8. Issuance of Stock Acquisition Right Certificates

Stock acquisition right certificates will not be issued.

9. Items on Stated Capital and Capital Reserve to be Increased when Shares are Issued due to Exercising Stock Acquisition Rights

(1) The amount of increase in stated capital when shares are issued due to exercising stock acquisition rights shall be an amount that is one-half of the limit on increases to capital and other items that is calculated in accordance with Section 1, Article 40, of the Corporate Accounting Regulation, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

(2) The amount of increase in the capital reserve when shares are issued due to exercising stock acquisition rights shall be the amount of the limit on increases to capital and other items that is described in (1) above less the amount of stated capital to be increased that is set forth in (1) above.

10. Policies on Decisions covering Details of Delivery of Stock Acquisition Rights of Re-organized Companies, and Extinction of Stock Acquisition Rights when an Organization is Re-Organized

When the Company performs a merger (limited to when the Company will be dissolved by the merger), absorption-type demerger *(kyushu bunkatsu)*, incorporation-type demerger *(shinsetsu bunkatsu)*, stock-for-stock exchange *(kabushiki kokan)* or stock transfer *(kabushiki iten*; collectively, "Re-Organization"), the stock acquisition rights ("Stock Acquisition Rights of Re-Organized Company") of the *Kabushiki Kaisha* set forth in Paragraphs 8 *(i)*~*(ho)*, Section 1, Article 236, of the Company Law ("Re-Organized Company") will be delivered to the Stock

Acquisition Right Holders of stock acquisition rights outstanding when Re-Organization takes effect ("Outstanding Stock Acquisition Rights") under the terms and conditions below. In this case, Outstanding Stock Acquisition Rights are extinguished, and the Re-Organized Company will newly deliver Stock Acquisition Rights of Re-Organized Company. However, the foregoing shall be applicable only in the event that the delivery of Stock Acquisition Rights of Re-Organized Company is set forth in the absorption-type merger agreement, incorporation-type merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, stock-for-stock exchange agreement or stock transfer plan, in accordance with the terms and conditions below.

(1) Number of Stock Acquisition Rights of Re-Organized Company that will be delivered

The number of stock acquisition rights that will be delivered is equal to the number of Outstanding Stock Acquisition Rights.

(2) Class of shares of Re-Organized Company subject to Stock Acquisition Rights of Re-Organized Company

This shall be common stock of the Re-Organized Company.

(3) Number of shares of Re-Organized Company subject to Stock Acquisition Right of Re-Organized Company

These shall be decided in accordance with 2. above, upon consideration of the terms and conditions of Re-Organization.

(4) Price of assets to be contributed upon Exercise of Stock Acquisition Rights of Re-Organized Company

The price of assets contributed when Stock Acquisition Right of Re-Organized Company is exercised shall be the amount obtained by multiplying the Exercise Price after Re-Organization that was adjusted after terms and conditions of the Re-Organization were considered, by the number of shares subject to the stock acquisition right decided in accordance with (3) immediately above.

(5) Exercise Period of Stock Acquisition Rights of Re-Organized Company

This period shall be from the effective date of Re-Organization to the end date of the exercise period set forth in 4. above.

(6) Items on stated capital and capital reserve to be increased when shares are issued due to exercising Stock Acquisition Rights of Re-Organized Company

These shall be decided in accordance with 9. above.

(7) Restriction on acquisition of Stock Acquisition Rights of Re-Organized Company by transfer

Acquisition of Stock Acquisition Rights of Re-Organized Company by transfer shall require the approval of the board of directors of the Re-Organized Company.

(8) Terms and conditions on acquisition of Stock Acquisition Rights of Re-Organized

Company

These shall be decided in accordance with 6. above.

(9) Other terms and conditions on exercising Stock Acquisition Rights of Re-Organized Company

These shall be decided in accordance with 5. above.

11. Rules on Fractional Shares Generated when Stock Acquisition Rights are Exercised

If there are fractional shares in the shares delivered to Stock Acquisition Right Holders who exercised stock acquisition rights, these fractional shares shall be disregarded.

Attachment 4

Second Series of Stock Acquisition Rights of The Daimaru, Inc.

1. Title of Stock Acquisition Rights

Second Series of Stock Acquisition Rights

2. Class and Number of Shares Subject to the Stock Acquisition Right

155,000 shares of common stock of The Daimaru, Inc. (the "Company"). However, this figure shall be reduced by the number of stock acquisition rights extinguished, multiplied by 1,000, since April 1, 2007 because they were exercised or for other reasons.

In the event the Company performs a stock split or reverse stock split, the number of shares that are the subject of the stock acquisition rights shall be adjusted by the formula below. However, such an adjustment shall only apply to the number of shares that are the subject of the stock acquisition rights which have not been exercised as of the relevant point in time, and in the event fractional shares are created as a result of the adjustment, such fractional shares shall be disregarded.

Number of shares after adjustment = Number of shares before adjustment × Ratio of stock split (or reverse stock split)

3. Total Number of Stock Acquisition Rights

155 stock acquisition rights. However, this figure shall be reduced by the number of stock acquisition rights extinguished because they were exercised or for other reasons since April 1, 2007. (The number of shares that are subject to one stock acquisition right is 1,000 shares. However, the same adjustment shall be made in the event the adjustment to the number of shares as set out in Section 2 above was made.)

4. Issue Price of each Stock Acquisition Right

Each stock acquisition right was issued without consideration.

5. Issue Date of each Stock Acquisition Right

Friday, July 25, 2003

6. Amount Paid Upon the Exercise of each Stock Acquisition Right

The amount of payment per share is 444 yen (as at April 9, 2007)

However, in the event the Company performs a stock split or reverse stock split on or after April

9, 2007, the amount of the payment shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Amount of payment after adjustment} = \text{Amount of payment before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

In addition, in the event the Company issues new shares or disposes of treasury stock at prices below market value on or after April 9, 2007, the amount of the payment shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Amount of payment after adjustment} = \text{Amount of payment before adjustment} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of shares newly issued or disposed of} \times \text{Amount of payment or disposal price per share}}{\text{Market value per share}}}{\text{Number of shares outstanding} + \text{Number of shares newly issued or disposed of}}$$

7. Exercise Period of Stock Acquisition Rights

From July 25, 2003 to May 22, 2013

8. Conditions for Exercising Stock Acquisition Rights

(1) A person who is allotted stock acquisition rights shall be required to hold the position of director, statutory auditor, executive officer or employee of the Company or a subsidiary of the Company at the time the stock acquisition rights are exercised. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, such person may exercise the stock acquisition rights for two (2) years from the time of losing the position.

(2) Other conditions for exercising stock acquisition rights shall be set forth in the "Allotment Agreement on Stock Acquisition Rights" which is signed separately between the Company and the recipient of the stock acquisition rights.

9. Terms and Conditions on Acquisition of Stock Acquisition Rights

(1) If a merger agreement is approved under which the Company is dissolved, and if the general shareholders' meeting approves of a stock-for-stock exchange agreement and a stock-transfer under which the Company becomes a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without compensation.

(2) If the stock acquisition rights could not be exercised due to the loss of position of director, statutory auditor, executive officer and employee of the Company and of a subsidiary of the Company prior to the exercising of the stock acquisition rights by the stock acquisition right holders, the Company may acquire the stock acquisition rights without compensation. However, in the event such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, the Company may acquire the stock acquisition rights after two (2) years from the time of such person losing the position.

10. Restriction on the Transfer of Stock Acquisition Rights

Approval of the board of directors shall be required to transfer stock acquisition rights.

11. Issuance of Stock Acquisition Right Certificates

Stock acquisition right certificates will be issued, only upon the request of a stock acquisition right holder.

12. Amount not Incorporated into the Stated Capital out of the New Share Issue Price

The amount not to be incorporated into the stated capital equals the amount to be paid when the stock acquisition rights are exercised less the amount incorporated into the stated capital. The amount incorporated into the stated capital shall be the amount obtained by multiplying the amount to be paid when stock acquisition rights are exercised by 0.5, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

Second Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd.

1. Title of Stock Acquisition Rights

Second Series of Stock Acquisition Rights

2. Class and Number of Shares Subject to Stock Acquisition Right

The class of shares subject to stock acquisition right shall be common stock of J. FRONT RETAILING Co., Ltd. (the "Company"), and the number of shares subject to each stock acquisition right ("Number of Shares Granted") shall be 1,400 shares. However, on or after April 9, 2007 and before the date of incorporation of the Company, if The Daimaru, Inc. ("Daimaru") performs a stock split (including gratis issue of common stock *(kabushiki mushou-wariate)*; hereinafter, the same) or reverse stock split on the common stock of Daimaru, or the Company performs a stock split or reverse stock split on the common stock of the Company after stock acquisition rights are issued, the Number of Shares Granted will be adjusted by the formula below, and any fractional shares created as a result of such adjustment shall be disregarded.

Number of Shares Granted after adjustment = Number of Shares Granted before adjustment × Ratio of stock split (or reverse stock split)

The Number of Shares Granted after adjustment shall be applied (i) in the case of stock split, on or after the day following the record date for the stock split, and (ii) in the case of reverse stock split, on or after the effective date thereof. However, when a stock split is performed under the condition that an item to reduce the amount of surplus and increase stated capital or capital reserve will be approved at the general shareholders meeting, and when a date prior to the day of closing of the aforementioned general shareholders meeting is set as the record date for the stock split, on or after the day following the day of closing of the aforementioned general shareholders meeting, the Number of Shares Granted after adjustment shall be applied retroactively from the day immediately after the aforementioned record date.

In addition, when the Number of Shares Granted is adjusted, the Company will notice necessary items to all persons holding stock acquisition rights who are entered in the stock acquisition right register ("Stock Acquisition Right Holders"), or make a public notice with respect to necessary items, by the day immediately prior to the date of application of the Number of Shares Granted

after adjustment. However, if a notice or public notice cannot be made by the day immediately prior to the date of the aforementioned application, the notice or public notice shall be made swiftly thereafter.

3. Price of Assets to be Contributed upon Exercise of Stock Acquisition Right

The price of assets that are contributed upon exercise of stock acquisition right shall be the amount obtained by multiplying the amount of payment per share that a shareholder receives from exercising the stock acquisition right ("Exercise Price") by the Number of Shares Granted for the stock acquisition right.

The Exercise Price is 317 yen.

However, on or after April 9, 2007 and before the date of incorporation of the Company, if Daimaru performs a stock split or reverse stock split of the common stock of Daimaru, or the Company performs a stock split or reverse stock split of the common stock of the Company after stock acquisition rights are issued, the Exercise Price shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

In addition, on or after April 9, 2007 and before the date of incorporation of the Company, if Daimaru issues new shares of common stock or disposes of treasury shares of common stock at prices below market value, or the Company issues new shares of common stock or disposes of treasury shares of common stock at prices below market value after stock acquisition rights are issued (this excludes transfer by sales of treasury stock pursuant to the provisions of Article 194 of the Company Law (request to transfer by sale of shares less than the number of shares constituting one voting right ("Less than One Voting Unit Shares *(tangenmiman kabushiki)*") by any shareholders having Less than One Voting Unit Shares *(tangenmiman kabushiki)*), conversion or exercising of securities that will or may be converted to common stock of the Company or stock acquisition rights that may demand the delivery of common stock of the Company (including stock acquisition rights attached to corporate bonds with stock acquisition right)), the Exercise Price shall be adjusted by the formula below and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of shares newly issued} \times \text{Amount of payment per share}}{\text{Market value}}}{\text{Number of shares outstanding} + \text{Number of shares newly issued}}$$

"Number of shares outstanding" in the formula above shall mean total number of shares of common stock outstanding of the Company (or Daimaru if adjustments will be performed for issuance of new shares or disposal of treasury shares of common stock of Daimaru at a price below market value, by the date of incorporation of the Company on or after April 9, 2007) less total number of treasury shares of common stock that are held by the Company (or Daimaru if adjustments will be performed for issuance of new shares or disposal of treasury shares of common stock of Daimaru at a price below market value, by the date of incorporation of the Company on or after April 9, 2007). Also, if treasury shares will be disposed of, "Number of shares newly issued" shall be read as "Number of treasury shares to be disposed of."

4. Exercise Period of Stock Acquisition Rights

From September 3, 2007 to May 22, 2013

5. Conditions for Exercising Stock Acquisition Rights

(1) A person who is allotted stock acquisition rights shall be required to hold the position of director, statutory auditor, executive officer or employee of the Company or a subsidiary of the Company at the time the stock acquisition rights are exercised. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, such person may exercise the stock acquisition rights for two (2) years from the time of losing the position.

(2) Other conditions for exercising stock acquisition rights shall be set forth in the "Allotment Agreement on Stock Acquisition Rights" which is signed separately between the Company and the recipient of the stock acquisition rights.

6. Terms and Conditions on Acquisition of Stock Acquisition Rights

(1) If the general shareholders' meeting (or board of directors meeting, if a resolution of the shareholders' meeting is not required) approves of a merger agreement that dissolves the Company, or a stock-for-stock exchange agreement or stock-transfer under which the Company becomes a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without compensation on the date separately determined by the board of directors of the

Company.

(2) If the stock acquisition rights could not be exercised due to the loss of position of director, statutory auditor and employee of the Company and of a subsidiary of the Company prior to the exercising of the stock acquisition rights by the Stock Acquisition Right Holders, the Company may acquire the stock acquisition rights without compensation. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, the Company may acquire the stock acquisition rights after two (2) years from the time of such person losing the position.

7. Restriction on Acquisition of Stock Acquisition Rights by Transfer

An approval of the board of directors shall be required to acquire stock acquisition rights by transfer.

8. Issuance of Stock Acquisition Right Certificates

Stock acquisition right certificates will not be issued.

9. Items on Stated Capital and Capital Reserve to be Increased when Shares are Issued due to Exercising Stock Acquisition Rights

(1) The amount of increase in stated capital when shares are issued due to exercising stock acquisition rights shall be an amount that is one-half of the limit on increases to capital and other items that is calculated in accordance with Section 1, Article 40, of the Corporate Accounting Regulation, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

(2) The amount of increase in the capital reserve when shares are issued due to exercising stock acquisition rights shall be the amount of the limit on increases to capital and other items that is described in (1) above less the amount of stated capital to be increased that is set forth in (1) above.

10. Policies on Decisions covering Details of Delivery of Stock Acquisition Rights of Re-organized Companies, and Extinction of Stock Acquisition Rights when an Organization is Re-Organized

When the Company performs a merger (limited to when the Company will be dissolved by the merger), absorption-type demerger *(kyushu bunkatsu)*, incorporation-type demerger *(shinsetsu bunkatsu)*, stock-for-stock exchange *(kabushiki kokan)* or stock transfer *(kabushiki iten*; collectively, "Re-Organization"), the stock acquisition rights ("Stock Acquisition Rights of Re-Organized Company") of the *Kabushiki Kaisha* set forth in Paragraphs 8 (*i*)-(*ho*), Section 1, Article 236, of the Company Law ("Re-Organized Company") will be delivered to the Stock

Acquisition Right Holders of stock acquisition rights outstanding when Re-Organization takes effect ("Outstanding Stock Acquisition Rights") under the terms and conditions below. In this case, Outstanding Stock Acquisition Rights are extinguished, and the Re-Organized Company will newly deliver Stock Acquisition Rights of Re-Organized Company. However, the foregoing shall be applicable only in the event that the delivery of Stock Acquisition Rights of Re-Organized Company is set forth in the absorption-type merger agreement, incorporation-type merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, stock-for-stock exchange agreement or stock transfer plan, in accordance with the terms and conditions below.

(1) Number of Stock Acquisition Rights of Re-Organized Company that will be delivered

The number of stock acquisition rights that will be delivered is equal to the number of Outstanding Stock Acquisition Rights.

(2) Class of shares of Re-Organized Company subject to Stock Acquisition Rights of Re-Organized Company

This shall be common stock of the Re-Organized Company.

(3) Number of shares of Re-Organized Company subject to Stock Acquisition Right of Re-Organized Company

These shall be decided in accordance with 2. above, upon consideration of the terms and conditions of Re-Organization.

(4) Price of assets to be contributed upon Exercise of Stock Acquisition Rights of Re-Organized Company

The price of assets contributed when Stock Acquisition Right of Re-Organized Company is exercised shall be the amount obtained by multiplying the Exercise Price after Re-Organization that was adjusted after terms and conditions of the Re-Organization were considered, by the number of shares subject to the stock acquisition right decided in accordance with (3) immediately above.

(5) Exercise Period of Stock Acquisition Rights of Re-Organized Company

This period shall be from the effective date of Re-Organization to the end date of the exercise period set forth in 4. above.

(6) Items on stated capital and capital reserve to be increased when shares are issued due to exercising Stock Acquisition Rights of Re-Organized Company

These shall be decided in accordance with 9. above.

(7) Restriction on acquisition of Stock Acquisition Rights of Re-Organized Company by transfer

Acquisition of Stock Acquisition Rights of Re-Organized Company by transfer shall require the approval of the board of directors of the Re-Organized Company.

(8) Terms and conditions on acquisition of Stock Acquisition Rights of Re-Organized

Company

These shall be decided in accordance with 6. above.

(9) Other terms and conditions on exercising Stock Acquisition Rights of Re-Organized Company

These shall be decided in accordance with 5. above.

11. Rules on Fractional Shares Generated when Stock Acquisition Rights are Exercised

If there are fractional shares in the shares delivered to Stock Acquisition Right Holders who exercised stock acquisition rights, these fractional shares shall be disregarded.

Attachment 6

Third Series of Stock Acquisition Rights of The Daimaru, Inc.

1. Title of Stock Acquisition Rights

Third Series of Stock Acquisition Rights

2. Class and Number of Shares Subject to the Stock Acquisition Right

240,000 shares of common stock of The Daimaru, Inc. (the "Company"). However, this figure shall be reduced by the number of stock acquisition rights extinguished, multiplied by 1,000, since April 1, 2007 because they were exercised or for other reasons.

In the event the Company performs a stock split or reverse stock split, the number of shares that are the subject of the stock acquisition rights shall be adjusted by the formula below. However, such an adjustment shall only apply to the number of shares that are the subject of the stock acquisition rights which have not been exercised as of the relevant point in time, and in the event fractional shares are created as a result of the adjustment, such fractional shares shall be disregarded.

Number of shares after adjustment = Number of shares before adjustment × Ratio of stock split (or reverse stock split)

3. Total Number of Stock Acquisition Rights

240 stock acquisition rights. However, this figure shall be reduced by the number of stock acquisition rights extinguished because they were exercised or for other reasons since April 1, 2007. (The number of shares that are subject to one stock acquisition right is 1,000 shares. However, the same adjustment shall be made in the event the adjustment to the number of shares as set out in Section 2 above was made.)

4. Issue Price of each Stock Acquisition Right

Each stock acquisition right was issued without consideration.

5. Issue Date of each Stock Acquisition Right

Tuesday, July 27, 2004

6. Amount Paid Upon the Exercise of each Stock Acquisition Right

The amount of payment per share is 978 yen (as at April 9, 2007)

However, in the event the Company performs a stock split or reverse stock split on or after April

9, 2007, the amount of the payment shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Amount of payment after adjustment} = \text{Amount of payment before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

In addition, in the event the Company issues new shares or disposes of treasury stock at prices below market value on or after April 9, 2007, the amount of the payment shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Amount of payment after adjustment} = \text{Amount of payment before adjustment} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of shares newly issued or disposed of} \times \text{Amount of payment or disposal price per share}}{\text{Market value per share}}}{\text{Number of shares outstanding} + \text{Number of shares newly issued or disposed of}}$$

7. Exercise Period of Stock Acquisition Rights

From July 27, 2004 to May 27, 2014

8. Conditions for Exercising Stock Acquisition Rights

(1) A person who is allotted stock acquisition rights shall be required to hold the position of director, statutory auditor, executive officer or employee of the Company or a subsidiary of the Company at the time the stock acquisition rights are exercised. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, such person may exercise the stock acquisition rights for two (2) years from the time of losing the position.

(2) Other conditions for exercising stock acquisition rights shall be set forth in the "Allotment Agreement on Stock Acquisition Rights" which is signed separately between the Company and the recipient of the stock acquisition rights.

9. Terms and Conditions on Acquisition of Stock Acquisition Rights

(1) If a merger agreement is approved under which the Company is dissolved, and if the general shareholders' meeting approves of a stock-for-stock exchange agreement and a stock-transfer under which the Company becomes a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without compensation.

(2) If the stock acquisition rights could not be exercised due to the loss of position of director, statutory auditor, executive officer and employee of the Company and of a subsidiary of the Company prior to the exercising of the stock acquisition rights by the stock acquisition right holders, the Company may acquire the stock acquisition rights without compensation. However, in the event such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, the Company may acquire the stock acquisition rights after two (2) years from the time of such person losing the position.

10. Restriction on the Transfer of Stock Acquisition Rights

Approval of the board of directors shall be required to transfer stock acquisition rights.

11. Issuance of Stock Acquisition Right Certificates

Stock acquisition right certificates will be issued, only upon the request of a stock acquisition right holder.

12. Amount not Incorporated into the Stated Capital out of the New Share Issue Price

The amount not to be incorporated into the stated capital equals the amount to be paid when the stock acquisition rights are exercised less the amount incorporated into the stated capital. The amount incorporated into the stated capital shall be the amount obtained by multiplying the amount to be paid when stock acquisition rights are exercised by 0.5, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

Third Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd.

1. Title of Stock Acquisition Rights

Third Series of Stock Acquisition Rights

2. Class and Number of Shares Subject to Stock Acquisition Right

The class of shares subject to stock acquisition right shall be common stock of J. FRONT RETAILING Co., Ltd. (the "Company"), and the number of shares subject to each stock acquisition right ("Number of Shares Granted") shall be 1,400 shares. However, on or after April 9, 2007 and before the date of incorporation of the Company, if The Daimaru, Inc. ("Daimaru") performs a stock split (including gratis issue of common stock *(kabushiki mushou-wariate)*; hereinafter, the same) or reverse stock split on the common stock of Daimaru, or the Company performs a stock split or reverse stock split on the common stock of the Company after stock acquisition rights are issued, the Number of Shares Granted will be adjusted by the formula below, and any fractional shares created as a result of such adjustment shall be disregarded.

Number of Shares Granted after adjustment = Number of Shares Granted before adjustment × Ratio of stock split (or reverse stock split)

The Number of Shares Granted after adjustment shall be applied (i) in the case of stock split, on or after the day following the record date for the stock split, and (ii) in the case of reverse stock split, on or after the effective date thereof. However, when a stock split is performed under the condition that an item to reduce the amount of surplus and increase stated capital or capital reserve will be approved at the general shareholders meeting, and when a date prior to the day of closing of the aforementioned general shareholders meeting is set as the record date for the stock split, on or after the day following the day of closing of the aforementioned general shareholders meeting, the Number of Shares Granted after adjustment shall be applied retroactively from the day immediately after the aforementioned record date.

In addition, when the Number of Shares Granted is adjusted, the Company will notice necessary items to all persons holding stock acquisition rights who are entered in the stock acquisition right register ("Stock Acquisition Right Holders"), or make a public notice with respect to necessary items, by the day immediately prior to the date of application of the Number of Shares Granted

after adjustment. However, if a notice or public notice cannot be made by the day immediately prior to the date of the aforementioned application, the notice or public notice shall be made swiftly thereafter.

3. Price of Assets to be Contributed upon Exercise of Stock Acquisition Right

The price of assets that are contributed upon exercise of stock acquisition right shall be the amount obtained by multiplying the amount of payment per share that a shareholder receives from exercising the stock acquisition right ("Exercise Price") by the Number of Shares Granted for the stock acquisition right.

The Exercise Price is 699 yen.

However, on or after April 9, 2007 and before the date of incorporation of the Company, if Daimaru performs a stock split or reverse stock split of the common stock of Daimaru, or the Company performs a stock split or reverse stock split of the common stock of the Company after stock acquisition rights are issued, the Exercise Price shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

In addition, on or after April 9, 2007 and before the date of incorporation of the Company, if Daimaru issues new shares of common stock or disposes of treasury shares of common stock at prices below market value, or the Company issues new shares of common stock or disposes of treasury shares of common stock at prices below market value after stock acquisition rights are issued (this excludes transfer by sales of treasury stock pursuant to the provisions of Article 194 of the Company Law (request to transfer by sale of shares less than the number of shares constituting one voting right ("Less than One Voting Unit Shares *(tangenmiman kabushiki)*") by any shareholders having Less than One Voting Unit Shares *(tangenmiman kabushiki)*), conversion or exercising of securities that will or may be converted to common stock of the Company or stock acquisition rights that may demand the delivery of common stock of the Company (including stock acquisition rights attached to corporate bonds with stock acquisition right)), the Exercise Price shall be adjusted by the formula below and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of shares newly issued} \times \text{Amount of payment per share}}{\text{Market value}}}{\text{Number of shares outstanding} + \text{Number of shares newly issued}}$$

"Number of shares outstanding" in the formula above shall mean total number of shares of common stock outstanding of the Company (or Daimaru if adjustments will be performed for issuance of new shares or disposal of treasury shares of common stock of Daimaru at a price below market value, by the date of incorporation of the Company on or after April 9, 2007) less total number of treasury shares of common stock that are held by the Company (or Daimaru if adjustments will be performed for issuance of new shares or disposal of treasury shares of common stock of Daimaru at a price below market value, by the date of incorporation of the Company on or after April 9, 2007). Also, if treasury shares will be disposed of, "Number of shares newly issued" shall be read as "Number of treasury shares to be disposed of."

4. Exercise Period of Stock Acquisition Rights

From September 3, 2007 to May 27, 2014

5. Conditions for Exercising Stock Acquisition Rights

(1) A person who is allotted stock acquisition rights shall be required to hold the position of director, statutory auditor, executive officer or employee of the Company or a subsidiary of the Company at the time the stock acquisition rights are exercised. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, such person may exercise the stock acquisition rights for two (2) years from the time of losing the position.

(2) Other conditions for exercising stock acquisition rights shall be set forth in the "Allotment Agreement on Stock Acquisition Rights" which is signed separately between the Company and the recipient of the stock acquisition rights.

6. Terms and Conditions on Acquisition of Stock Acquisition Rights

(1) If the general shareholders' meeting (or board of directors meeting, if a resolution of the shareholders' meeting is not required) approves of a merger agreement that dissolves the Company, or a stock-for-stock exchange agreement or stock-transfer under which the Company becomes a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without compensation on the date separately determined by the board of directors of the

Company.

(2) If the stock acquisition rights could not be exercised due to the loss of position of director, statutory auditor and employee of the Company and of a subsidiary of the Company prior to the exercising of the stock acquisition rights by the Stock Acquisition Right Holders, the Company may acquire the stock acquisition rights without compensation. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, the Company may acquire the stock acquisition rights after two (2) years from the time of such person losing the position.

7. Restriction on Transfer of Stock Acquisition Rights

An approval of the board of directors shall be required to acquire stock acquisition rights by transfer.

8. Issuance of Stock Acquisition Right Certificates

Stock acquisition right certificates will not be issued.

9. Items on Stated Capital and Capital Reserve to be Increased when Shares are Issued due to Exercising Stock Acquisition Rights

(1) The amount of increase in stated capital when shares are issued due to exercising stock acquisition rights shall be an amount that is one-half of the limit on increases to capital and other items that is calculated in accordance with Section 1, Article 40, of the Corporate Accounting Regulation, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

(2) The amount of increase in the capital reserve when shares are issued due to exercising stock acquisition rights shall be the amount of the limit on increases to capital and other items that is described in (1) above less the amount of stated capital to be increased that is set forth in (1) above.

10. Policies on Decisions covering Details of Delivery of Stock Acquisition Rights of Re-organized Companies, and Extinction of Stock Acquisition Rights when an Organization is Re-Organized

When the Company performs a merger (limited to when the Company will be dissolved by the merger), absorption-type demerger *(kyushu bunkatsu)*, incorporation-type demerger *(shinsetsu bunkatsu)*, stock-for-stock exchange *(kabushiki kokan)* or stock transfer *(kabushiki iten*; collectively, "Re-Organization"), the stock acquisition rights ("Stock Acquisition Rights of Re-Organized Company") of the *Kabushiki Kaisha* set forth in Paragraphs 8 *(i)*-*(ho)*, Section 1, Article 236, of the Company Law ("Re-Organized Company") will be delivered to the Stock

Acquisition Right Holders of stock acquisition rights outstanding when Re-Organization takes effect ("Outstanding Stock Acquisition Rights") under the terms and conditions below. In this case, Outstanding Stock Acquisition Rights are extinguished, and the Re-Organized Company will newly deliver Stock Acquisition Rights of Re-Organized Company. However, the foregoing shall be applicable only in the event that the delivery of Stock Acquisition Rights of Re-Organized Company is set forth in the absorption-type merger agreement, incorporation-type merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, stock-for-stock exchange agreement or stock transfer plan, in accordance with the terms and conditions below.

(1) Number of Stock Acquisition Rights of Re-Organized Company that will be delivered

The number of stock acquisition rights that will be delivered is equal to the number of Outstanding Stock Acquisition Rights.

(2) Class of shares of Re-Organized Company subject to Stock Acquisition Rights of Re-Organized Company

This shall be common stock of the Re-Organized Company.

(3) Number of shares of Re-Organized Company subject to Stock Acquisition Right of Re-Organized Company

These shall be decided in accordance with 2. above, upon consideration of the terms and conditions of Re-Organization.

(4) Price of assets to be contributed upon Exercise of Stock Acquisition Rights of Re-Organized Company

The price of assets contributed when Stock Acquisition Right of Re-Organized Company is exercised shall be the amount obtained by multiplying the Exercise Price after Re-Organization that was adjusted after terms and conditions of the Re-Organization were considered, by the number of shares subject to the stock acquisition right decided in accordance with (3) immediately above.

(5) Exercise Period of Stock Acquisition Rights of Re-Organized Company

This period shall be from the effective date of Re-Organization to the end date of the exercise period set forth in 4. above.

(6) Items on stated capital and capital reserve to be increased when shares are issued due to exercising Stock Acquisition Rights of Re-Organized Company

These shall be decided in accordance with 9. above.

(7) Restriction on acquisition of Stock Acquisition Rights of Re-Organized Company by transfer

Acquisition of Stock Acquisition Rights of Re-Organized Company by transfer shall require the approval of the board of directors of the Re-Organized Company.

(8) Terms and conditions on acquisition of Stock Acquisition Rights of Re-Organized

Company

These shall be decided in accordance with 6. above.

(9) Other terms and conditions on exercising Stock Acquisition Rights of Re-Organized Company

These shall be decided in accordance with 5. above.

11. Rules on Fractional Shares Generated when Stock Acquisition Rights are Exercised

If there are fractional shares in the shares delivered to Stock Acquisition Right Holders who exercised stock acquisition rights, these fractional shares shall be disregarded.

Attachment 8

Fourth Series of Stock Acquisition Rights of The Daimaru, Inc.

1. Title of Stock Acquisition Rights

Fourth Series of Stock Acquisition Rights

2. Class and Number of Shares Subject to the Stock Acquisition Right

240,000 shares of common stock of The Daimaru, Inc. (the "Company"). However, this figure shall be reduced by the number of stock acquisition rights extinguished, multiplied by 1,000, since April 1, 2007 because they were exercised or for other reasons.

In the event the Company performs a stock split or reverse stock split, the number of shares that are the subject of the stock acquisition rights shall be adjusted by the formula below. However, such an adjustment shall only apply to the number of shares that are the subject of the stock acquisition rights which have not been exercised as of the relevant point in time, and in the event fractional shares are created as a result of the adjustment, such fractional shares shall be disregarded.

Number of shares after adjustment = Number of shares before adjustment × Ratio of stock split (or reverse stock split)

3. Total Number of Stock Acquisition Rights

240 stock acquisition rights. However, this figure shall be reduced by the number of stock acquisition rights extinguished because they were exercised or for other reasons since April 1, 2007. (The number of shares that are subject to one stock acquisition right is 1,000 shares. However, the same adjustment shall be made in the event the adjustment to the number of shares as set out in Section 2 above was made.)

4. Issue Price of each Stock Acquisition Right

Each stock acquisition right was issued without consideration.

5. Issue Date of each Stock Acquisition Right

Tuesday, July 26, 2005

6. Amount Paid Upon the Exercise of each Stock Acquisition Right

The amount of payment per share is 968 yen (as at April 9, 2007)

However, in the event the Company performs a stock split or reverse stock split on or after April 9, 2007, the amount of the payment shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Amount of payment after adjustment} = \text{Amount of payment before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

In addition, in the event the Company issues new shares or disposes of treasury stock at prices below market value on or after April 9, 2007, the amount of the payment shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Amount of payment after adjustment} = \text{Amount of payment before adjustment} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of shares newly issued or disposed of} \times \text{Amount of payment or disposal price per share}}{\text{Market value per share}}}{\text{Number of shares outstanding} + \text{Number of shares newly issued or disposed of}}$$

7. Exercise Period of Stock Acquisition Rights

From July 26, 2005 to May 26, 2015

8. Conditions for Exercising Stock Acquisition Rights

(1) A person who is allotted stock acquisition rights shall be required to hold the position of director, statutory auditor, executive officer or employee of the Company or a subsidiary of the Company at the time the stock acquisition rights are exercised. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, such person may exercise the stock acquisition rights for two (2) years from the time of losing the position.

(2) Other conditions for exercising stock acquisition rights shall be set forth in the "Allotment Agreement on Stock Acquisition Rights of The Daimaru Inc."

9. Terms and Conditions on Acquisition of Stock Acquisition Rights

(1) If a merger agreement is approved under which the Company is dissolved, and if the general shareholders' meeting approves of a stock-for-stock exchange agreement and a stock-transfer under which the Company becomes a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without compensation.

(2) If the stock acquisition rights could not be exercised due to the loss of position of director, statutory auditor, executive officer and employee of the Company and of a subsidiary of the Company prior to the exercising of the stock acquisition rights by the stock acquisition right holders, the Company may acquire the stock acquisition rights without compensation. However, in the event such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, the Company may acquire the stock acquisition rights after two (2) years from the time of such person losing the position.

10. Restriction on the Transfer of Stock Acquisition Rights

Approval of the board of directors shall be required to transfer stock acquisition rights.

11. Issuance of Stock Acquisition Right Certificates

Stock acquisition right certificates will be issued, only upon the request of a stock acquisition right holder.

12. Amount not Incorporated into the Stated Capital out of the New Share Issue Price

The amount not to be incorporated into the stated capital equals the amount to be paid when the stock acquisition rights are exercised less the amount incorporated into the stated capital. The amount incorporated into the stated capital shall be the amount obtained by multiplying the amount to be paid when stock acquisition rights are exercised by 0.5, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

Fourth Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd.

1. Title of Stock Acquisition Rights

Fourth Series of Stock Acquisition Rights

2. Class and Number of Shares Subject to Stock Acquisition Right

The class of shares subject to stock acquisition right shall be common stock of J. FRONT RETAILING Co., Ltd. (the "Company"), and the number of shares subject to each stock acquisition right ("Number of Shares Granted") shall be 1,400 shares. However, on or after April 9, 2007 and before the date of incorporation of the Company, if The Daimaru, Inc. ("Daimaru") performs a stock split (including gratis issue of common stock *(kabushiki mushou-wariate)*; hereinafter, the same) or reverse stock split on the common stock of Daimaru, or the Company performs a stock split or reverse stock split on the common stock of the Company after stock acquisition rights are issued, the Number of Shares Granted will be adjusted by the formula below, and any fractional shares created as a result of such adjustment shall be disregarded.

Number of Shares Granted after adjustment = Number of Shares Granted before adjustment × Ratio of stock split (or reverse stock split)

The Number of Shares Granted after adjustment shall be applied (i) in the case of stock split, on or after the day following the record date for the stock split, and (ii) in the case of reverse stock split, on or after the effective date thereof. However, when a stock split is performed under the condition that an item to reduce the amount of surplus and increase stated capital or capital reserve will be approved at the general shareholders meeting, and when a date prior to the day of closing of the aforementioned general shareholders meeting is set as the record date for the stock split, on or after the day following the day of closing of the aforementioned general shareholders meeting, the Number of Shares Granted after adjustment shall be applied retroactively from the day immediately after the aforementioned record date.

In addition, when the Number of Shares Granted is adjusted, the Company will notice necessary items to all persons holding stock acquisition rights who are entered in the stock acquisition right register ("Stock Acquisition Right Holders"), or make a public notice with respect to necessary items, by the day immediately prior to the date of application of the Number of Shares Granted

after adjustment. However, if a notice or public notice cannot be made by the day immediately prior to the date of the aforementioned application, the notice or public notice shall be made swiftly thereafter.

3. Price of Assets to be Contributed upon Exercise of Stock Acquisition Right

The price of assets that are contributed upon exercise of stock acquisition right shall be the amount obtained by multiplying the amount of payment per share that a shareholder receives from exercising the stock acquisition right ("Exercise Price") by the Number of Shares Granted for the stock acquisition right.

The Exercise Price is 691 yen.

However, on or after April 9, 2007 and before the date of incorporation of the Company, if Daimaru performs a stock split or reverse stock split of the common stock of Daimaru, or the Company performs a stock split or reverse stock split of the common stock of the Company after stock acquisition rights are issued, the Exercise Price shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

In addition, on or after April 9, 2007 and before the date of incorporation of the Company, if Daimaru issues new shares of common stock or disposes of treasury shares of common stock at prices below market value, or the Company issues new shares of common stock or disposes of treasury shares of common stock at prices below market value after stock acquisition rights are issued (this excludes transfer by sales of treasury stock pursuant to the provisions of Article 194 of the Company Law (request to transfer by sale of shares less than the number of shares constituting one voting right ("Less than One Voting Unit Shares *(tangenmiman kabushiki)*") by any shareholders having Less than One Voting Unit Shares *(tangenmiman kabushiki)*), conversion or exercising of securities that will or may be converted to common stock of the Company or stock acquisition rights that may demand the delivery of common stock of the Company (including stock acquisition rights attached to corporate bonds with stock acquisition right)), the Exercise Price shall be adjusted by the formula below and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of shares newly issued} \times \text{Amount of payment per share}}{\text{Market value}}}{\text{Number of shares outstanding} + \text{Number of shares newly issued}}$$

"Number of shares outstanding" in the formula above shall mean total number of shares of common stock outstanding of the Company (or Daimaru if adjustments will be performed for issuance of new shares or disposal of treasury shares of common stock of Daimaru at a price below market value, by the date of incorporation of the Company on or after April 9, 2007) less total number of treasury shares of common stock that are held by the Company (or Daimaru if adjustments will be performed for issuance of new shares or disposal of treasury shares of common stock of Daimaru at a price below market value, by the date of incorporation of the Company on or after April 9, 2007). Also, if treasury shares will be disposed of, "Number of shares newly issued" shall be read as "Number of treasury shares to be disposed of."

4. Exercise Period of Stock Acquisition Rights

From September 3, 2007 to May 26, 2015

5. Conditions for Exercising Stock Acquisition Rights

(1) A person who is allotted stock acquisition rights shall be required to hold the position of director, statutory auditor, executive officer or employee of the Company or a subsidiary of the Company at the time the stock acquisition rights are exercised. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, such person may exercise the stock acquisition rights for two (2) years from the time of losing the position.

(2) Other conditions for exercising stock acquisition rights shall be set forth in the "Allotment Agreement on Stock Acquisition Rights of The Daimaru, Inc."

6. Terms and Conditions on Acquisition of Stock Acquisition Rights

(1) If the general shareholders' meeting (or board of directors meeting, if a resolution of the shareholders' meeting is not required) approves of a merger agreement that dissolves the Company, or a stock-for-stock exchange agreement or stock-transfer under which the Company becomes a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without compensation on the date separately determined by the board of directors of the Company.

(2) If the stock acquisition rights could not be exercised due to the loss of position of director, statutory auditor and employee of the Company and of a subsidiary of the Company prior to the exercising of the stock acquisition rights by the Stock Acquisition Right Holders, the Company may acquire the stock acquisition rights without compensation. However, if such person has resigned from the position upon satisfying an appointed term, died, faced mandatory retirement, or due to any other reasonable grounds, the Company may acquire the stock acquisition rights after two (2) years from the time of such person losing the position.

7. Restriction on Transfer of Stock Acquisition Rights

An approval of the board of directors shall be required to acquire stock acquisition rights by transfer.

8. Issuance of Stock Acquisition Right Certificates

Stock acquisition right certificates will not be issued.

9. Items on Stated Capital and Capital Reserve to be Increased when Shares are Issued due to Exercising Stock Acquisition Rights

(1) The amount of increase in stated capital when shares are issued due to exercising stock acquisition rights shall be an amount that is one-half of the limit on increases to capital and other items that is calculated in accordance with Section 1, Article 40, of the Corporate Accounting Regulation, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

(2) The amount of increase in the capital reserve when shares are issued due to exercising stock acquisition rights shall be the amount of the limit on increases to capital and other items that is described in (1) above less the amount of stated capital to be increased that is set forth in (1) above.

10. Policies on Decisions covering Details of Delivery of Stock Acquisition Rights of Re-organized Companies, and Extinction of Stock Acquisition Rights when an Organization is Re-Organized

When the Company performs a merger (limited to when the Company will be dissolved by the merger), absorption-type demerger *(kyushu bunkatsu)*, incorporation-type demerger *(shinsetsu bunkatsu)*, stock-for-stock exchange *(kabushiki kokan)* or stock transfer *(kabushiki iten*; collectively, "Re-Organization"), the stock acquisition rights ("Stock Acquisition Rights of Re-Organized Company") of the *Kabushiki Kaisha* set forth in Paragraphs 8 (*i*)~(*ho*), Section 1, Article 236, of the Company Law ("Re-Organized Company") will be delivered to the Stock Acquisition Right Holders of stock acquisition rights outstanding when Re-Organization takes

effect ("Outstanding Stock Acquisition Rights") under the terms and conditions below. In this case, Outstanding Stock Acquisition Rights are extinguished, and the Re-Organized Company will newly deliver Stock Acquisition Rights of Re-Organized Company. However, the foregoing shall be applicable only in the event that the delivery of Stock Acquisition Rights of Re-Organized Company is set forth in the absorption-type merger agreement, incorporation-type merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, stock-for-stock exchange agreement or stock transfer plan, in accordance with the terms and conditions below.

(1) Number of Stock Acquisition Rights of Re-Organized Company that will be delivered

The number of stock acquisition rights that will be delivered is equal to the number of Outstanding Stock Acquisition Rights.

(2) Class of shares of Re-Organized Company subject to Stock Acquisition Rights of Re-Organized Company

This shall be common stock of the Re-Organized Company.

(3) Number of shares of Re-Organized Company subject to Stock Acquisition Right of Re-Organized Company

These shall be decided in accordance with 2. above, upon consideration of the terms and conditions of Re-Organization.

(4) Price of assets to be contributed upon Exercise of Stock Acquisition Rights of Re-Organized Company

The price of assets contributed when Stock Acquisition Right of Re-Organized Company is exercised shall be the amount obtained by multiplying the Exercise Price after Re-Organization that was adjusted after terms and conditions of the Re-Organization were considered, by the number of shares subject to the stock acquisition right decided in accordance with (3) immediately above.

(5) Exercise Period of Stock Acquisition Rights of Re-Organized Company

This period shall be from the effective date of Re-Organization to the end date of the exercise period set forth in 4. above.

(6) Items on stated capital and capital reserve to be increased when shares are issued due to exercising Stock Acquisition Rights of Re-Organized Company

These shall be decided in accordance with 9. above.

(7) Restriction on acquisition of Stock Acquisition Rights of Re-Organized Company by transfer

Acquisition of Stock Acquisition Rights of Re-Organized Company by transfer shall require the approval of the board of directors of the Re-Organized Company.

(8) Terms and conditions on acquisition of Stock Acquisition Rights of Re-Organized Company

These shall be decided in accordance with 6. above.

(9) Other terms and conditions on exercising Stock Acquisition Rights of Re-Organized Company

These shall be decided in accordance with 5. above.

11. Rules on Fractional Shares Generated when Stock Acquisition Rights are Exercised

If there are fractional shares in the shares delivered to Stock Acquisition Right Holders who exercised stock acquisition rights, these fractional shares shall be disregarded.

1-1st Series of Stock Acquisition Rights of Matsuzakaya Co., Ltd.

1. Title of Stock Acquisition Rights

1-1st Series of Stock Acquisition Rights of Matsuzakaya Co., Ltd.

2. Class and Number of Shares Subject to Stock Acquisition Right

The class of shares subject to stock acquisition right shall be common stock, and the number of shares subject to stock acquisition right ("Number of Shares Granted") shall be 1,000 shares. However, in the event Matsuzakaya Holdings Co., Ltd., ("the Company") performs a stock split (including gratis issue of common stock *(kabushiki mushou-wariate)* of the Company; hereinafter, the same) or reverse stock split on the common stock of the Company, the Number of Shares Granted shall be adjusted by the formula below and any fractional shares created as a result of such adjustment shall be disregarded.

Number of Shares Granted after adjustment = Number of Shares Granted before adjustment × Ratio of stock split (or reverse stock split)

The Number of Shares Granted after adjustment shall be applied (i) in the case of stock split, on or after the day following the record date for the stock split, and (ii) in the case of reverse stock split, on or after the effective date thereof. However, when a stock split is performed under the condition that an item to reduce the amount of surplus and increase stated capital or capital reserve will be approved at the general shareholders meeting of the Company, and when a day prior to the day of closing of the aforementioned general shareholders meeting is set as the record date for the stock split, on or after the day following the day of closing of the aforementioned general shareholders meeting, the Number of Shares Granted after adjustment shall be applied retroactively from the day immediately after the aforementioned record date.

In addition to the above, in the event adjustments to the Number of Shares Granted are unavoidable, the Number of Shares Granted shall be adjusted within a reasonable range.

Furthermore, when the Number of Shares Granted is adjusted, the Company will notice necessary items to all persons holding stock acquisition rights who are entered in the stock acquisition right register ("Stock Acquisition Right Holders"), or make a public notice with respect to necessary items, by the day immediately prior to the date of application of the Number of Shares Granted after adjustment. However, in the event a notice or public notice cannot be made by the day immediately prior to the date of the aforementioned application, the notice or

public notice shall be performed swiftly thereafter.

3. Price of Assets to be Contributed when Stock Acquisition Right is exercised

The price of assets that are contributed when each stock acquisition right is exercised shall be an amount that is the Number of Shares Granted multiplied by the payment amount of 1 yen per share that can be received when a stock acquisition right is exercised.

4. Exercise Period of Stock Acquisition Rights

From July 15, 2006 to July 14, 2026

5. Items on Stated Capital and Capital Reserve to be Increased when Shares are Issued as a Result of the Exercise of Stock Acquisition Rights

(1) The amount of increase in stated capital when shares are issued as a result of the exercise of stock acquisition rights shall be an amount that is one-half of the limit on increases to capital and other items that is calculated in accordance with Section 1, Article 40, of the Corporate Accounting Regulation, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

(2) The amount of increase in the capital reserve when shares are issued as a result of the exercise of stock acquisition rights shall be the amount of the limit on increases to capital and other items, that is described in (1) above, less the amount of increased stated capital that is set forth in (1) above.

6. Restriction on Acquisition of Stock Acquisition Rights by Transfer

An approval of the board of directors shall be required to acquire stock acquisition rights by transfer.

7. Terms and Conditions on Acquisition of Stock Acquisition Rights

There are no terms and conditions with respect to the acquisition of stock acquisition rights.

8. Policies on Decisions covering Details of Delivery of Stock Acquisition Rights of Re-organized Companies, and Extinction of Stock Acquisition Rights when an Organization is Re-Organized

When the Company performs a merger (limited to when the Company will be dissolved by the merger), absorption-type demerger (*Kyushu bunkatsu*), incorporation-type demerger (*shinsetsu bunkatsu*), stock-for-stock exchange (*kabushiki kokan*) or stock transfer (*kabushiki iten*; collectively, "Re-Organization"), the stock acquisition rights of the *Kabushiki Kaisha* set forth in Paragraphs 8 (*i*)–(*ho*), Section 1, Article 236, of the Company Law ("Re-Organized Company")

will be delivered to the Stock Acquisition Right Holders of stock acquisition rights outstanding immediately prior to the effectiveness of the Re-Organization ("Outstanding Stock Acquisition Rights") under the terms and conditions below. In this case, Outstanding Stock Acquisition Rights cease to exist, and the Re-Organized Company will newly issue its stock acquisition rights. However, the foregoing shall be applicable only in the event that the delivery of the share acquisition rights of the Re-Organized Company is set forth in the absorption-type merger agreement, incorporation-type merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, stock-for-stock exchange agreement or stock-transfer plan, in accordance with the terms and conditions below.

(1) Class of shares of Re-Organized Company subject to stock acquisition rights

This shall be common stock of the Re-Organized Company.

(2) Number of shares of Re-Organized Company subject to stock acquisition right

1,000 shares of the Re-Organized Company described in (1) shall be allotted per stock acquisition right. However, when necessary, the number of shares shall be adjusted in the manner analogous to that of the stock acquisition rights.

(3) Price of Assets to be contributed when stock acquisition right is exercised

This amount shall be the same as the price of assets that are contributed when the stock acquisition right is exercised.

(4) Exercise period of stock acquisition rights

This shall be the same as the period during which stock acquisition rights can be exercised.

(5) Restriction on acquisition of stock acquisition rights by transfer

When any stock acquisition rights are transferred, the approval of the board of directors of the Re-organized Company shall be required.

(6) Terms and conditions on acquisition of stock acquisition rights

This shall be the same as for the stock acquisition rights.

(7) Other terms and conditions on exercising stock acquisition rights

This shall be the same as for the stock acquisition rights.

9. Rules on Fractional Shares Generated when Stock Acquisition Rights are Exercised

In the event there are fractional shares in the shares delivered to the Stock Acquisition Right Holders who exercised stock acquisition rights, these fractional shares shall be disregarded.

10. Other Terms and Conditions on Exercising Stock Acquisition Rights

(1) A Stock Acquisition Right Holder may not exercise stock acquisition rights during the period described in Section 4 above when the Stock Acquisition Right Holder holds the position of director, statutory auditor or executive officer of the Company.

(2) A Stock Acquisition Right Holder may exercise stock acquisition rights for a period limited to 10 days from the day immediately after the Stock Acquisition Right Holder loses his/her position as director, statutory auditor and executive officer of the Company.

(3) In the event a Stock Acquisition Right Holder holds a position of director, statutory auditor or executive officer of the Company until July 14, 2025 and cannot exercise stock acquisition rights, the Stock Acquisition Right Holder may exercise the stock acquisition rights from July 15, 2025, to July 14, 2026.

(4) In the event the Stock Acquisition Right Holder abandons the stock acquisition rights, the stock acquisition rights may not be exercised.

Fifth Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd.

1. Title of Stock Acquisition Rights

Fifth Series of Stock Acquisition Rights

2. Class and Number of Shares Subject to Stock Acquisition Right

The class of shares subject to stock acquisition right shall be common stock, and the number of shares subject to stock acquisition right ("Number of Shares Granted") shall be 1,000 shares. However, on or after April 9, 2007 and before the date of incorporation of J. FRONT RETAILING Co., Ltd. ("Company"), if Matsuzakaya Holdings Co., Ltd., ("Matsuzakaya HD") performs a stock split (including gratis issue of common stock *(kabushiki mushou-wariate)*; hereinafter, the same) or reverse stock split on the common stock of Matsuzakaya HD, or the Company performs a stock split or reverse stock split on the common stock of the Company after stock acquisition rights are issued, the Number of Shares Granted shall be adjusted by the formula below and any fractional shares created as a result of such adjustment shall be disregarded.

Number of Shares Granted after adjustment = Number of Shares Granted before adjustment × Ratio of stock split (or reverse stock split)

The Number of Shares Granted after adjustment shall be applied (i) in the case of stock split, on or after the day following the record date for the stock split, and (ii) in the case of reverse stock split, on or after the effective date thereof. However, when a stock split is performed under the condition that an item to reduce the amount of surplus and increase stated capital or capital reserve will be approved at the general shareholders meeting of the Company, and when a day prior to the day of closing of the aforementioned general shareholders meeting is set as the record date for the stock split, on or after the day following the day of closing of the aforementioned general shareholders meeting, the Number of Shares Granted after adjustment shall be applied retroactively from the day immediately after the aforementioned record date.

In addition to the above, in the event adjustments to the Number of Shares Granted are unavoidable, the Number of Shares Granted shall be adjusted within a reasonable range.

Furthermore, when the Number of Shares Granted is adjusted, the Company will notice necessary items to all persons holding stock acquisition rights who are entered in the stock acquisition right register ("Stock Acquisition Right Holders"), or make a public notice with

respect to necessary items, by the day immediately prior to the date of application of the Number of Shares Granted after adjustment. However, in the event a notice or public notice cannot be made by the day immediately prior to the date of the aforementioned application, the notice or public notice shall be performed swiftly thereafter.

3. Price of Assets to be Contributed when Stock Acquisition Right is exercised

The price of assets that are contributed when each stock acquisition right is exercised shall be an amount that is the Number of Shares Granted multiplied by the payment amount of 1 yen per share that can be received when a stock acquisition right is exercised.

4. Exercise Period of Stock Acquisition Rights

From September 3, 2007 to July 14, 2026

5. Items on Stated Capital and Capital Reserve to be Increased when Shares are Issued as a Result of the Exercise of Stock Acquisition Rights

(1) The amount of increase in stated capital when shares are issued as a result of the exercise of stock acquisition rights shall be an amount that is one-half of the limit on increases to capital and other items that is calculated in accordance with Section 1, Article 40, of the Corporate Accounting Regulation, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

(2) The amount of increase in the capital reserve when shares are issued as a result of the exercise of stock acquisition rights shall be the amount of the limit on increases to capital and other items, that is described in (1) above, less the amount of increased stated capital that is set forth in (1) above.

6. Restriction on Acquisition of Stock Acquisition Rights by Transfer

An approval of the board of directors shall be required to acquire stock acquisition rights by transfer.

7. Terms and Conditions on Acquisition of Stock Acquisition Rights

There are no terms and conditions with respect to the acquisition of stock acquisition rights.

8. Policies on Decisions covering Details of Delivery of Stock Acquisition Rights of Re-organized Companies, and Extinction of Stock Acquisition Rights when an Organization is Re-Organized

When the Company performs a merger (limited to when the Company will be dissolved by the merger), absorption-type demerger (*Kyushu bunkatsu*), incorporation-type demerger (*shinsetsu*

bunkatsu), stock-for-stock exchange (*kabushiki kokan*) or stock transfer (*kabushiki iten*; collectively, "Re-Organization"), the stock acquisition rights of the *Kabushiki Kaisha* set forth in Paragraphs 8 (*i*)-(*ho*), Section 1, Article 236, of the Company Law ("Re-Organized Company") will be delivered to the Stock Acquisition Right Holders of stock acquisition rights outstanding immediately prior to the effectiveness of the Re-Organization ("Outstanding Stock Acquisition Rights") under the terms and conditions below. In this case, Outstanding Stock Acquisition Rights cease to exist, and the Re-Organized Company will newly issue its stock acquisition rights. However, the foregoing shall be applicable only in the event that the delivery of the share acquisition rights of the Re-Organized Company is set forth in the absorption-type merger agreement, incorporation-type merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, stock-for-stock exchange agreement or stock-transfer plan, in accordance with the terms and conditions below.

(1) Class of shares of Re-Organized Company subject to stock acquisition rights

This shall be common stock of the Re-Organized Company.

(2) Number of shares of Re-Organized Company subject to stock acquisition right

1,000 shares of the Re-Organized Company described in (1) shall be allotted per stock acquisition right. However, when necessary, the number of shares shall be adjusted in the manner analogous to that of the stock acquisition rights.

(3) Price of Assets to be contributed when stock acquisition right is exercised

This amount shall be the same as the price of assets that are contributed when the stock acquisition right is exercised.

(4) Exercise period of stock acquisition rights

This shall be the same as the period during which stock acquisition rights can be exercised.

(5) Restriction on acquisition of stock acquisition rights by transfer

When any stock acquisition rights are transferred, the approval of the board of directors of the Re-organized Company shall be required.

(6) Terms and conditions on acquisition of stock acquisition rights

This shall be the same as for the stock acquisition rights.

(7) Other terms and conditions on exercising stock acquisition rights

This shall be the same as for the stock acquisition rights.

9. Rules on Fractional Shares Generated when Stock Acquisition Rights are Exercised

In the event there are fractional shares in the shares delivered to the Stock Acquisition Right Holders who exercised stock acquisition rights, these fractional shares shall be disregarded.

10. Other Terms and Conditions on Exercising Stock Acquisition Rights

(1) A Stock Acquisition Right Holder may not exercise stock acquisition rights during the period described in Section 4 above when the Stock Acquisition Right Holder holds the position of

director, statutory auditor or executive officer of the Company or a subsidiary of the Company.

(2) A Stock Acquisition Right Holder may exercise stock acquisition rights for a period limited to 10 days from the day immediately after the Stock Acquisition Right Holder loses his/her position as director, statutory auditor and executive officer of the Company and a subsidiary of the Company.

(3) In the event a Stock Acquisition Right Holder holds a position of director, statutory auditor or executive officer of the Company or a subsidiary of the Company until July 14, 2025 and cannot exercise stock acquisition rights, the Stock Acquisition Right Holder may exercise the stock acquisition rights from July 15, 2025, to July 14, 2026.

(4) In the event the Stock Acquisition Right Holder abandons the stock acquisition rights, the stock acquisition rights may not be exercised

1-2nd Series of Stock Acquisition Rights of Matsuzakaya Co., Ltd.

1. Title of Stock Acquisition Rights

1-2nd Series of Stock Acquisition Rights of Matsuzakaya Co., Ltd.

2. Class and Number of Shares Subject to Stock Acquisition Right

The class of shares subject to stock acquisition right shall be common stock, and number of shares subject to stock acquisition right ("Number of Shares Granted") shall be 1,000 shares.

However, in the event Matsuzakaya Holdings Co., Ltd., (the "Company") performs a stock split (including gratis issue of stock *(kabushiki mushou-wariate)*) or reverse stock split on the common stock of the Company, the Number of Shares Granted for the stock acquisition right shall be adjusted proportionately in accordance with the ratio of stock split or reverse stock split.

The Number of Shares Granted after adjustment shall be applied (i) in the case of stock split, on or after the day following the record date for the stock split, and (ii) in the case of reverse stock split, on or after the effective date thereof. However, when a stock split is performed under the condition that an item to reduce the amount of surplus and increase stated capital or capital reserve will be approved at the general shareholders meeting of the Company, and when a date prior to the day of closing of the aforementioned general shareholders meeting is set as the record date for the stock split, on or after the day following the day of closing of the aforementioned general shareholders meeting, the Number of Shares Granted after adjustment shall be applied retroactively from the day immediately after the aforementioned record date.

In addition to the above, in the event adjustments to the Number of Shares Granted for the stock acquisition right are unavoidable due to the Company's capital reduction or other cause, the Number of Shares Granted for the stock acquisition right shall be adjusted within a reasonable range taking into consideration the conditions of capital reduction or other cause.

Any fractional shares created as a result of aforementioned adjustment shall be disregarded.

Furthermore, when the Number of Shares Granted is adjusted, the Company will notice necessary items to all persons holding stock acquisition rights who are entered in the stock acquisition right register ("Stock Acquisition Right Holders") or make a public notice with respect to necessary items, by the day immediately prior to the date of application of the Number of Shares Granted after adjustment. However, in the event a notice or public notice cannot be made by the day immediately prior to the date of the aforementioned application, the notice or public notice shall be performed swiftly thereafter.

3. Price of Assets to be Contributed when Stock Acquisition Right is exercised

The price of assets that are contributed when each stock acquisition right is exercised shall be the amount obtained by multiplying the amount of payment per share that a shareholder receives from exercising the stock acquisition right ("Exercise Price") by the Number of Shares Granted for the stock acquisition right.

Exercise price is 794 yen (as of April 9, 2007).

However, on or after April 9, 2007, in the event the Company performs a stock split (includes gratis issue of stock) or reverse stock split of its common stock, Exercise Price shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

In addition, on or after April 9, 2007, in the event the Company issues new shares or disposes treasury shares of common stock at prices below market value (this excludes transfer by sale of treasury stock pursuant to the provision of Article 194 of the Company Law (request to transfer by sale of shares less than the number of shares constituting one voting right ("Less than One Voting Unit Shares *(tangenmiman kabushiki)*") by any shareholders having Less than One Voting Unit Shares *(tangenmiman kabushiki)*), exercise of stock acquisition rights pursuant to Article 280-19 of the Commercial Code which applied before the enforcement of the "Law Partially Amending the Commercial Code, Etc." (Law No. 128 of 2001), transfer of treasury stock pursuant to Section 2, Article 5 of the Supplementary Provisions of the "Law Partially Amending the Commercial Code, Etc." (Law No. 79 of 2001), and conversion or exercising of securities that will or may be converted to common stock of the Company or stock acquisition rights that may demand the delivery of common stock of the Company (includes those attached to corporate bonds with stock acquisition rights)), the Exercise Price shall be adjusted by the formula below and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of shares newly issued} \times \text{Amount of payment per share}}{\text{Market value}}}{\text{Number of shares outstanding} + \text{Number of shares newly issued}}$$

"Number of shares outstanding" in the formula above shall mean total number of shares of common stock outstanding of the Company less total number of treasury shares for the common stock that are held by the Company and in the event treasury shares will be disposed, "Number of shares newly issued" shall be read as "Number of treasury shares to be disposed "

In addition to the above, on or after April 9, 2007, in the event adjustments to the Number of Shares Granted for the stock acquisition right are unavoidable due to the Company's capital reduction or other cause, the Number of Shares Granted for the stock acquisition right shall be adjusted within a reasonable range taking into consideration the conditions of capital reduction or other cause.

4. Exercise Period of Stock Acquisition Rights

From July 15, 2008 to July 14, 2012

5. Items on Stated Capital and Capital Reserve to be Increased when Shares are Issued as a Result of the Exercise of Stock Acquisition Rights

(1) The amount of increase in stated capital when shares are issued as a result of the exercise of stock acquisition rights shall be an amount that is one-half of the limit on increases to capital and other items that is calculated in accordance with Section 1, Article 40, of the Corporate Accounting Regulation, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

(2) The amount of increase in the capital reserve when shares are issued as a result of the exercise of stock acquisition rights shall be the amount of limit on increases to capital and other items that is described in (1) above less the amount of increased stated capital that is set forth in (1) above.

6. Restriction on Acquisition of Stock Acquisition Rights by Transfer

An approval of the board of directors shall be required to acquire stock acquisition rights by transfer.

7. Terms and Conditions on Acquisition of Stock Acquisition Rights

There are no terms and conditions on acquisition of stock acquisition rights.

8. Policies on Decisions covering Details of Delivery of Stock Acquisition Rights of Re-organized Companies, and Extinction of Stock Acquisition Rights when an Organization is Re-Organized

When the Company performs a merger (limited to when the Company will be dissolved by the merger), absorption-type demerger (*Kyushu bunkatsu*), incorporation-type demerger (*shinsetsu*

bunkatsu), stock-for-stock exchange (*kabushiki kokan*) or stock transfer (*kabushiki iten*; collectively, "Re-Organization"), the stock acquisition rights of the *Kabushiki Kaisha* set forth in Paragraphs 8 (*i*)-(*ho*), Section 1, Article 236, of the Company Law ("Re-Organized Company") will be delivered to the Stock Acquisition Right Holders of stock acquisition rights outstanding when Re-Organization takes effect ("Outstanding Stock Acquisition Rights") under the terms and conditions below. In this case, Outstanding Stock Acquisition Rights cease to exist, and Re-Organized Company will newly issue its stock acquisition rights. However, the foregoing shall be applicable only in the event that the delivery of the share acquisition rights of the Re-Organized Company is set forth in the absorption-type merger agreement, incorporation-type merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, stock-for-stock exchange agreement or stock-transfer plan, in accordance with the terms and conditions below.

(1) Number of stock acquisition rights of Re-Organized Company that will be delivered

The number of stock acquisition rights that will be delivered is equal to the number of Outstanding Stock Acquisition Rights.

(2) Class of shares of Re-Organized Company subject to stock acquisition rights

This shall be common stock of Re-Organized Company.

(3) Number of shares of Re-Organized Company subject to stock acquisition right

These shall be decided in accordance with Section 2 above, upon consideration of the terms and conditions of Re-Organization.

(4) Price of Assets to be contributed when stock acquisition right is exercised

The price of assets to be contributed when stock acquisition rights to be delivered are exercised shall be the amount obtained by multiplying the Exercise Price after Re-Organization that was adjusted after terms and conditions of the Re-Organization were considered, by the number of shares subject to the aforementioned stock acquisition rights decided in accordance with (3) immediately above.

(5) Exercise period of stock acquisition rights

This period shall be from the later day of (x) the commencement date of the period set forth in Section 4 above during which stock acquisition right can be exercised or (y) the effective date of Re-Organization to the end date of the period set forth in Section 4 above during which stock acquisition rights may be exercised.

(6) Items on stated capital and capital reserve to be increased when shares are issued as a result of the exercise of stock acquisition rights

These shall be decided in accordance with Section 5 above.

(7) Restriction on acquisition of stock acquisition rights by transfer

Acquisition of stock acquisition rights by transfer shall require the approval of the board of

directors of Re-Organized Company.

(8) Terms and conditions on acquisition of stock acquisition rights

These shall be decided in accordance with Section 7 above.

(9) Other terms and conditions on exercising stock acquisition rights

These shall be decided in accordance with Section 10 above.

9. Rules on Fractional Shares Generated when Stock Acquisition Rights are Exercised

In the event there are fractional shares in the shares delivered to Stock Acquisition Right Holders who exercised stock acquisition rights, these fractional shares shall be disregarded.

10. Other Terms and Conditions on Exercising Stock Acquisition Rights

In the event the Stock Acquisition Right Holders abandons the stock acquisition rights, the stock acquisition rights may not be exercised.

Sixth Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd.

1. Title of Stock Acquisition Rights

Sixth Series of Stock Acquisition Rights

2. Class and Number of Shares Subject to Stock Acquisition Right

The class of shares subject to stock acquisition right shall be common stock, and number of shares subject to stock acquisition right ("Number of Shares Granted") shall be 1,000 shares.

However, on or after April 9, 2007 and before the date of incorporation of J. FRONT RETAILING Co., Ltd. ("Company"), if Matsuzakaya Holdings Co., Ltd., ("Matsuzakaya HD") performs a stock split (including gratis issue of common stock *(kabushiki mushou-wariate)*; hereinafter, the same) or reverse stock split on the common stock of Matsuzakaya HD, or the Company performs a stock split or reverse stock split on the common stock of the Company after stock acquisition rights are issued, the Number of Shares Granted for the stock acquisition right shall be adjusted proportionately in accordance with the ratio of stock split or reverse stock split.

The Number of Shares Granted after adjustment shall be applied (i) in the case of stock split, on or after the day following the record date for the stock split, and (ii) in the case of reverse stock split, on or after the effective date thereof. However, when a stock split is performed under the condition that an item to reduce the amount of surplus and increase stated capital or capital reserve will be approved at the general shareholders meeting of the Company, and when a date prior to the day of closing of the aforementioned general shareholders meeting is set as the record date for the stock split, on or after the day following the day of closing of the aforementioned general shareholders meeting, the Number of Shares Granted after adjustment shall be applied retroactively from the day immediately after the aforementioned record date.

In addition to the above, in the event adjustments to the Number of Shares Granted for the stock acquisition right are unavoidable due to Matsuzakaya HD's capital reduction or other condition on or after April 9, 2007 and before the date of incorporation of the Company or the Company's capital reduction or other cause after stock acquisition rights are issued, the Number of Shares Granted for the stock acquisition right shall be adjusted within a reasonable range taking into consideration the conditions of capital reduction or other cause.

Any fractional shares created as a result of aforementioned adjustment shall be disregarded.

Furthermore, when the Number of Shares Granted is adjusted, the Company will notice necessary items to all persons holding stock acquisition rights who are entered in the stock

acquisition right register ("Stock Acquisition Right Holders") or make a public notice with respect to necessary items, by the day immediately prior to the date of application of the Number of Shares Granted after adjustment. However, in the event a notice or public notice cannot be made by the day immediately prior to the date of the aforementioned application, the notice or public notice shall be performed swiftly thereafter.

3. Price of Assets to be Contributed when Stock Acquisition Right is exercised

The price of assets that are contributed when each stock acquisition right is exercised shall be the amount obtained by multiplying the amount of payment per share that a shareholder receives from exercising the stock acquisition right ("Exercise Price") by the Number of Shares Granted for the stock acquisition right.

Exercise price is 794 yen (as of April 9, 2007).

However, in the event Matsuzakaya HD performs a stock split or reverse stock split of its common stock on or after April 9, 2007 and before the date of incorporation of the Company, or in the event the Company performs a stock split or reverse stock split of its common stock after stock acquisition rights are issued, Exercise Price shall be adjusted by the formula below, and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

In addition, in the event Matsuzakaya HD issues new shares or disposes treasury shares of common stock at prices below market value on or after April 9, 2007 and before the date of incorporation of the Company, or in the event the Company issues new shares or disposes treasury shares of common stock at prices below market value after stock acquisition rights are issued (this excludes transfer by sale of treasury stock pursuant to the provision of Article 194 of the Company Law (request to transfer by sale of shares less than the number of shares constituting one voting right ("Less than One Voting Unit Shares *(tangenmiman kabushiki)*") by any shareholders having Less than One Voting Unit Shares *(tangenmiman kabushiki)*), exercise of stock acquisition rights pursuant to Article 280-19 of the Commercial Code which applied before the enforcement of the "Law Partially Amending the Commercial Code, Etc." (Law No. 128 of 2001), transfer of treasury stock pursuant to Section 2, Article 5 of the Supplementary Provisions of the "Law Partially Amending the Commercial Code, Etc." (Law No. 79 of 2001), and conversion or exercising of securities that will or may be converted to common stock of the Company or stock acquisition rights that may demand the delivery of common stock of the Company (includes those attached to corporate bonds with stock acquisition rights)), , the

Exercise Price shall be adjusted by the formula below and any fractional amount of less than 1 yen that is generated by this adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of shares newly issued} \times \text{Amount of payment per share}}{\text{Market value}}}{\text{Number of shares outstanding} + \text{Number of shares newly issued}}$$

"Number of shares outstanding" in the formula above shall mean total number of shares of common stock outstanding of the Company (or Matsuzakaya HD if adjustments will be performed for issuance of new shares or disposal of treasury shares of common stock of Matsuzakaya HD at a price below market value, by the date of incorporation of the Company on or after April 9, 2007) less total number of treasury shares for the common stock that are held by the Company (or Matsuzakaya HD if adjustments will be performed for issuance of new shares or disposal of treasury shares of common stock of Matsuzakaya HD at a price below market value, by the date of incorporation of the Company on or after April 9, 2007) and in the event treasury shares will be disposed, "Number of shares newly issued" shall be read as "Number of treasury shares to be disposed "

In addition to the above, in the event adjustments to the Number of Shares Granted for the stock acquisition right are unavoidable due to Matsuzakaya HD's capital reduction or other condition on or after April 9, 2007 and before the date of incorporation of the Company or the Company's capital reduction or other cause after stock acquisition rights are issued, the Number of Shares Granted for the stock acquisition right shall be adjusted within a reasonable range taking into consideration the conditions of capital reduction or other cause.

4. Exercise Period of Stock Acquisition Rights

From July 15, 2008 to July 14, 2012

5. Items on Stated Capital and Capital Reserve to be Increased when Shares are Issued as a Result of the Exercise of Stock Acquisition Rights

(1) The amount of increase in stated capital when shares are issued as a result of the exercise of stock acquisition rights shall be an amount that is one-half of the limit on increases to capital and other items that is calculated in accordance with Section 1, Article 40, of the Corporate Accounting Regulation, and any fractional amount of less than 1 yen that is generated by this computation shall be rounded up.

(2) The amount of increase in the capital reserve when shares are issued as a result of the exercise of stock acquisition rights shall be the amount of limit on increases to capital and other items that is described in (1) above less the amount of increased stated capital that is set forth in (1) above.

6. Restriction on Acquisition of Stock Acquisition Rights by Transfer

An approval of the board of directors shall be required to acquire stock acquisition rights by transfer.

7. Terms and Conditions on Acquisition of Stock Acquisition Rights

There are no terms and conditions on acquisition of stock acquisition rights.

8. Policies on Decisions covering Details of Delivery of Stock Acquisition Rights of Re-organized Companies, and Extinction of Stock Acquisition Rights when an Organization is Re-Organized

When the Company performs a merger (limited to when the Company will be dissolved by the merger), absorption-type demerger (*Kyushu bunkatsu*), incorporation-type demerger (*shinsetsu bunkatsu*), stock-for-stock exchange (*kabushiki kokan*) or stock transfer (*kabushiki iten*; collectively, "Re-Organization"), the stock acquisition rights of the *Kabushiki Kaisha* set forth in Paragraphs 8 (*i*)-(*ho*), Section 1, Article 236, of the Company Law ("Re-Organized Company") will be delivered to the Stock Acquisition Right Holders of stock acquisition rights outstanding when Re-Organization takes effect ("Outstanding Stock Acquisition Rights") under the terms and conditions below. In this case, Outstanding Stock Acquisition Rights cease to exist, and Re-Organized Company will newly issue its stock acquisition rights. However, the foregoing shall be applicable only in the event that the delivery of the share acquisition rights of the Re-Organized Company is set forth in the absorption-type merger agreement, incorporation-type merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, stock-for-stock exchange agreement or stock-transfer plan, in accordance with the terms and conditions below.

(1) Number of stock acquisition rights of Re-Organized Company that will be delivered

The number of stock acquisition rights that will be delivered is equal to the number of Outstanding Stock Acquisition Rights.

(2) Class of shares of Re-Organized Company subject to stock acquisition rights

This shall be common stock of Re-Organized Company.

(3) Number of shares of Re-Organized Company subject to stock acquisition right

These shall be decided in accordance with Section 2 above, upon consideration of the terms and conditions of Re-Organization.

(4) Price of Assets to be contributed when stock acquisition right is exercised

The price of assets to be contributed when stock acquisition rights to be delivered are exercised shall be the amount obtained by multiplying the Exercise Price after Re-Organization that was adjusted after terms and conditions of the Re-Organization were considered, by the number of shares subject to the aforementioned stock acquisition rights decided in accordance with (3) immediately above.

(5) Exercise period of stock acquisition rights

This period shall be from the later day of (x) the commencement date of the period set forth in Section 4 above during which stock acquisition right can be exercised or (y) the effective date of Re-Organization to the end date of the period set forth in Section 4 above during which stock acquisition rights may be exercised.

(6) Items on stated capital and capital reserve to be increased when shares are issued as a result of the exercise of stock acquisition rights

These shall be decided in accordance with Section 5 above.

(7) Restriction on acquisition of stock acquisition rights by transfer

Acquisition of stock acquisition rights by transfer shall require the approval of the board of directors of Re-Organized Company.

(8) Terms and conditions on acquisition of stock acquisition rights

These shall be decided in accordance with Section 7 above.

(9) Other terms and conditions on exercising stock acquisition rights

These shall be decided in accordance with Section 10 above.

9. Rules on Fractional Shares Generated when Stock Acquisition Rights are Exercised

In the event there are fractional shares in the shares delivered to Stock Acquisition Right Holders who exercised stock acquisition rights, these fractional shares shall be disregarded.

10. Other Terms and Conditions on Exercising Stock Acquisition Rights

In the event the Stock Acquisition Right Holders abandons the stock acquisition rights, the stock acquisition rights may not be exercised.

3. Addressing the Reasonableness of the Matters Listed in Paragraphs 5 and 6 of Section 1, Article 773, of the Company Law issue

(1) In connection with the establishment of the company, "J. FRONT RETAILING Co., Ltd.", which will become a wholly-owning parent company upon the Stock-Transfer, the Company and Daimaru have decided on the allotment ratio of common stock (hereunder, the "Stock Transfer Ratio") of J. FRONT RETAILING Co., Ltd., which will be delivered to the shareholders of the Company and Daimaru as follows:

(i) The Stock Transfer Ratio is as follows:

1 share of common stock of J. FRONT RETAILING Co., Ltd. per share of common stock of the Company, and 1.4 shares of common stock of J. FRONT RETAILING Co., Ltd. per share of common stock of Daimaru will be allotted. Following this, the total shares of common stock newly delivered by J. FRONT RETAILING Co., Ltd. is scheduled to become 545,058,328 shares. However, in the event, among other cases, that the stock acquisition rights of the Company or Daimaru were exercised prior to the establishment of J. FRONT RETAILING Co., Ltd., the number of shares delivered by J. FRONT RETAILING Co., Ltd. may fluctuate.

However, it has been agreed that in the event a material change occurs to the state of the financial conditions or managerial conditions of the Company or Daimaru, a critical obstacle to the implementation of the Stock-Transfer occurs or is found or the objectives of the Plan are hampered during the period preceding the incorporation date of J. FRONT RETAILING Co., Ltd. after the creation of the Stock-Transfer Plan (hereunder, "the Plan") described in 2 above, the terms and conditions of the Stock-Transfer and the details of the Plan may be modified or the Stock-Transfer may be suspended or terminated, upon discussions between the Company and Daimaru.

(ii) Calculation Basis for the Stock Transfer Ratio is as follows:

The Company and Daimaru have each performed due diligence on their respective legal, financial and accounting positions, with experts in each of those respective fields, and confirmed that there is no undisclosed information that would materially impact the Stock Transfer Ratio. The Company and Daimaru have decided that the interests of their respective shareholders will be secured by studying what a fair and appropriate Stock Transfer Ratio is from an independent standpoint, and having appointed financial advisors.

The Company appointed Nikko Citigroup Limited (hereunder, "Nikko Citigroup") as its financial advisor, and requested an analysis of the Stock Transfer Ratio that the Company should use as a reference point in negotiations with Daimaru.

Upon receiving such request, Nikko Citigroup conducted an analysis regarding the share transfer ratio between the Company and Daimaru under specific conditions, and the Company has received the share transfer ratio calculation sheet describing the results of such analysis. Nikko Citigroup has adopted both the discounted cash flow (DCF) analysis method and market stock price analysis method as the main index for calculating the share transfer ratio and, in addition, has conducted an analysis of the current net assets on the fair market value basis, a comparative analysis with other similar listed companies, and other such analyses in performing a multilateral evaluation. The DCF analysis takes into account the Ginza project, etc. and effectuates a comprehensive analysis. The analysis results for each analysis are as follows:

	Analysis Method	Evaluation Range of the Share Transfer Ratio (Note)
1	DCF Analysis	1.22 - 1.77
2	Market Stock Price Analysis	1.55 - 1.73

(Note) The share transfer ratio represents the number of shares of common stock in "J.Front Retailing Co., Ltd" that will be allocated per one share of common stock in Daimaru in the case where one share of common stock in "J.Front Retailing Co., Ltd" is allocated per one share of common stock in the Company.

Furthermore, the price of shares used in the market stock price analysis is that obtained on and after February 3, 2007, the day when the article regarding the Company's Ginza projects was published. The Company, with the results of the Stock Transfer Ratio by Nikko Citigroup as a guide, considered from an overall perspective the financial condition, condition of assets, the future prospects of the Company and Daimaru and various other factors. The Company and Daimaru each approved, at their respective board of directors' meetings held on March 14, 2007, the execution of the Basic Agreement Regarding Management Integration, under which a Stock-Transfer will be performed using a Stock Transfer Ratio of the Company-to-Daimaru of 1 : 1.4 (this signifies the 1 share of common stock of J. FRONT RETAILING Co., Ltd. per share of common stock of the Company, and 1.4 shares of common stock of J. FRONT RETAILING Co., Ltd. per share of common stock of Daimaru that will be allotted; hereunder, "Proposed Stock Transfer Ratio"), and the Company and Daimaru signed this agreement on this same day.

Afterwards, the Company confirmed that there have been no material changes to any of the terms and

conditions that were the premise for the Proposed Stock Transfer Ratio, during the period up to April 9, 2007. Upon doing so, the Company and Daimaru each approved, at their respective board of directors' meetings held on the same day, to prepare the Plan for undertaking the Stock-Transfer with the Stock Transfer Ratio being the Proposed Stock Transfer Ratio. The Plan was created between the Company and Daimaru on the same day.

Daimaru appointed Nomura Securities Co., Ltd. (hereunder, Nomura Securities) as their financial advisor, and received a stock transfer ratio calculations report that indicated the results of the Stock Transfer Ratio, and we confirmed that the Proposed Stock Transfer Ratio was included in the range of the calculation results produced by Nomura Securities.

(2) The Company and Daimaru decided that the amounts of stated capital and the reserves of J. FRONT RETAILING Co., Ltd., upon the incorporation of J. FRONT RETAILING Co., Ltd. as a result of the Stock-Transfer will be as detailed below.

(i) The amounts of stated capital and reserves of J. FRONT RETAILING Co., Ltd., are as follows:

a. Amount of stated capital	30 billion yen
b. Amount of capital reserve	7.5 billion yen
c. Amount of earned reserve	0 yen
d. Amount of capital surplus	The amount less the total of a and b above from paid-in capital by shareholders upon the incorporation-type restructuring as set forth under Paragraph 1, Article 83 of the Corporate Accounting Regulation.
e. Amount of earned surplus	0 yen

(ii) The amounts of stated capital and reserves of J. FRONT RETAILING Co., Ltd., above were decided within the range given under Article 83 of the Corporate Accounting Regulation, after discussions between the Company and Daimaru, and an overall review and consideration of strategies for the capital of J. FRONT RETAILING Co., Ltd. after its incorporation.

4. Addressing the Reasonableness of the Matters listed in Paragraphs 9 and 10, Section 1, Article 773, of the Company Law in connection with the Sock Acquisition Rights Issued by the Company and Daimaru which are Covered under Paragraph 3, Section 3, Article 808 of the Company Law

Discussions were held between the Company and Daimaru from the perspective of equally protecting the rights of shareholders owning common stock and the holders of stock acquisition rights in light of the

Stock Transfer Ratio and the terms and conditions of the stock acquisition rights that the Company and Daimaru issue as described in (1) through (6) below, and a decision was made to deliver stock acquisition rights for J. FRONT RETAILING Co., Ltd., to the holders of the stock acquisition rights in lieu of the aforementioned stock acquisition rights, under the ratio and details set forth in (1) through (6) below.

(1) 1 stock acquisition right from the First Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd., described in Attachment 3 of the Plan in lieu of 1 stock acquisition right of the First Series of Stock Acquisition Rights of The Daimaru, Inc., (details are set forth in Attachment 2 of the Plan), to the holder of such stock acquisition right.

(2) 1 stock acquisition right from the Second Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd. described in Attachment 5 of the Plan in lieu of 1 stock acquisition right of the Second Series of Stock Acquisition Rights of The Daimaru, Inc., (details are set forth in Attachment 4 of the Plan), to the holder of such stock acquisition right.

(3) 1 stock acquisition right from the Third Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd. described in Attachment 7 of the Plan in lieu of 1 stock acquisition right of the Third Series of Stock Acquisition Rights of The Daimaru, Inc., (details are set forth in Attachment 6 of the Plan), to the holder of such stock acquisition right.

(4) 1 stock acquisition right from the Fourth Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd. described in Attachment 9 of the Plan in lieu of 1 stock acquisition right of the Fourth Series of Stock Acquisition Rights of The Daimaru, Inc., (details are set forth in Attachment 8 of the Plan), to the holder of such stock acquisition right.

(5) 1 stock acquisition right from the Fifth Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd. described in Attachment 11 of the Plan in lieu of 1 stock acquisition right of the 1-1st Series of Stock Acquisition Rights of Matsuzakaya Co., Ltd., (details are set forth in Attachment 10 of the Plan), to the holder of such stock acquisition right.

(6) 1 stock acquisition right from the Sixth Series of Stock Acquisition Rights of J. FRONT RETAILING Co., Ltd. described in Attachment 13 of the Plan in lieu of 1 stock acquisition right of the 1-2nd Series of Stock Acquisition Rights of Matsuzakaya Co., Ltd., (details are set forth in Attachment 12 of the Plan), to the holder of such stock acquisition right.

5. Details of Consolidated Financial Statements and Financial Statements, etc. of Daimaru for the Fiscal Year Ending in February, 2007

Details were as described in the Reference Materials for the 1st Ordinary General Meeting of Shareholders <Supplementary Volume>

6. Items Pursuant to Article 74 of the Reinforcement Regulations of the Company Law on People Who Will Become a Director of J. FRONT RETAILING Co., Ltd.

People who will become directors of "J. FRONT RETAILING Co., Ltd." are as follows:

People who will become directors of "J. FRONT RETAILING Co., Ltd." are as follows: Candidate No.	Name (Date of Birth)	Brief history, position and responsibilities Status of Representation in other companies, etc.	(1) Number of the Company's Shares Owned (2) Number of Daimaru's Shares Owned (3) Number of "J. FRONT RETAILING Co., Ltd." Allotted
1	Kunihiko Okada (Born July 11, 1935)	Apr 1958: Joined Matsuzakaya Co., Ltd. Sep 1990: General Manager of Head Office Development Department of the same company May 1991: Director, General Manager of Head Office Development Department of the same company Mar 1993: Director and Chief of Head Office General Planning Section of the same company Mar 1995: Director, Chief of Head Office General Planning Section and General Manager of Associated Businesses Department of the same company Nov 1997: Managing Director, Chief of Head Office General Planning Section, Chief of Public Relation Section and General Manager of Associated Businesses Department of the same company May 1999: Director and President of the same company May 2001: Director, President and General Manager of Head Office Business Division of the same company May 2003: Director and President of the same company May 2004: Representative Director, President and Executive Officer of the same company May 2006: Representative Director, Chairman and Executive Officer of the same company Sep 2006: Representative Director and Chairman of the same company (to the present) Representative Director and Chairman of Matsuzakaya Holdings Co., Ltd. (to the present) Status of Representation in other companies, etc. Representative Director and Chairman of Matsuzakaya Holdings Co., Ltd. Representative Director and Chairman of Matsuzakaya Co., Ltd.	(1) 80,000 shares (2) 0 shares (3) 80,000 shares

2	Tsutomu Okuda (Born October 14, 1939)	Apr 1964: Joined Daimaru Sep 1991: Managing Director of Daimaru Australia Pty. Ltd. May 1995: Director of Daimaru May 1996: Managing Director of the same company Mar 1997: President of the same company Sep 2001: General Manager of Department Store Headquarters, Preparatory Office for Sapporo Store and Non-sales Operations Innovation Office of Head Office of the same company Mar 2003: General Manager of Department Store Operations of Group Headquarters of the same company May 2003: Chairman and Chief Executive Officer of the same company (to the present) Jun 2006: Director of Osaka Securities Exchange Co., Ltd. (to the present) Jun 2006: Director of Resona Holdings, Inc. (to the present) Status of Representation in other companies, etc. Representative Director, Chairman and Chief Executive Officer of Daimaru	(1) 0 shares (2) 55,000 shares (3) 77,000 shares
3	Ryoichi Yamamoto (Born March 27, 1951)	Apr 1973: Joined Daimaru Feb 2001: *Associate Director of the same company* General Manager of Business Innovation Office and Business Planning Office of Department Store Headquarters of Head Office Mar 2003: General Manager of Merchandise Network Promotion Division of Department Operations of Group Headquarters of the same company May 2003: President and Chief Operating Officer of the same company (to the present) General Manager of Department Store Operations of Group Headquarters (to the present) Mar 2005: General Manager of Metropolitan Area New Business Development Division of Group Headquarters of the same company Jan 2007: Executive General Manager of Planning Office for New Umeda Office of Group Headquarters of the same company (to the present) Status of Representation in other companies, etc. Representative Director, President and Chief Operating Officer of Daimaru	(1) 0 shares (2) 38,000 shares (3) 53,200 shares

4	Shunichi Samura (Born January 31, 1946)	Mar 1969: Joined Matsuzakaya Co, Ltd May 1998: General Manager of Shizuoka Store of the same company May 1999: Director, General Manager of Nagoya Business Department and General Manager of Nagoya Store of the same company May 2000: Managing Director, General Manager of Nagoya Business Department and General Manager of Nagoya Store of the same company May 2002: Senior Managing Director, General Manager of Nagoya Business Department and General Manager of Nagoya Store of the same company May 2003: Senior Managing Director, General Manager of Head Office, Business Division of the same company May 2004: Representative Director, Senior Executive Officer, Chief of Head Office Business Planning Section of the same company Sep 2004: Representative Director, Senior Executive Officer, Chief of Head Office Business Planning Section, and Chief of Business Reform Section of the same company Mar 2006: Representative Director, Senior Executive Officer, Chief of Head Office Business Planning Section of the same company May 2006: Representative Director, President and Executive Officer of the same company (to the present) Sep 2006: Representative Director and President of the Company (to the present) Status of Representation in other companies, etc. Representative Director and President of the Company Representative Director, President and Executive Officer of Matsuzakaya Co., Ltd.	(1) 51,200 shares (2) 0 shares (3) 51,200 shares
5	Toshiaki Tsushima (Born March 23, 1946)	Mar 1968: Joined Matsuzakaya Co., Ltd. May 1997: Deputy General Manager of Head Office Finance Department of the same company May 1999: Director, General Manager of Head Office Finance Department of the same company Sep 1999: Director, General Manager of Head Office Finance Department and General Manager of Purchasing Department of the same company Mar 2001: Director General Manager of Head Office Finance Department of the same company May 2003: Managing Director, General Manager of Head Office Finance Department of the same company May 2004: Director, Managing Executive Officer and General Manager of Head Office Finance Department of the same company Mar 2006: Director, Managing Executive Officer, chief of	(1) 40,100 shares (2) 0 shares (3) 40,100 shares

		Head Office Public Relations and IR Section and In charge of Financial Strategies Section and Finance and Accounting Department of the same company May 2006: Director (to the present), Senior Executive Officer, Chief of Business Planning Section and Chief of Public Relations and IR Section of the same company Sep 2006: Senior Managing Director (to the present), In charge of Business Planning Section, Public Relations and IR Section, and Finance Section of the Company.	
6	Kiyozo Kojima (Born October 16, 1944)	Apr 1967: Joined Daimaru Jun 1990: Representative Director of Daimaru Information Center Co., Ltd. Mar 1997: General Manager of Design and Engineering Division of Daimaru May 2000: Associate Director of the same company President of Daimaru Design & Engineering Co., Ltd. and Daimaru Mokko Co., Ltd. May 2001: Director of the Company (to the present) Sep 2001: Deputy General Manager of Management Headquarters and General Manager of Corporate Accounting & Financing Division of Head Office of the same company Mar 2002: Deputy General Manager of Management Headquarters and General Manager of Corporate Accounting & Financing Division and Information Systems Innovation Office of Head Office of the same company Mar 2003: General Manager of Affiliated Enterprises of Group Headquarters of the same company (to the present) May 2003: Corporate Officer of the same company May 2006: Corporate Executive Officer of the same company (to the present)	(1) 0 shares (2) 22,000 shares (3) 30,800 shares
7	Hiroto Tsukada (Born March 1, 1948)	Apr 1970: Joined Daimaru Jan 1999: Associate Director of the same company General Manager of Kyoto Store May 2001: Director of the same company Mar 2003: Division Manager of Management Planning of Group Headquarters of the same company May 2003: Retired from Director of the same company Corporate Officer of the same company (to the present) May 2005: Director of the same company (to the present) General Manager of Management Planning of Group Headquarters (to the present) Jan 2006: General Manager of Planning Office for New	(1) 0 shares (2) 27,000 shares (3) 37,800 shares

		Umeda Store of Group Headquarters of the same company Mar 2007: Executive General Manager of Integration Preparatory Office of the same company (to the present)	
8	Norio Yasunaga (Born October 28, 1938)	Apr 1962: Joined The Bank of Mitsubishi, Ltd. Jun 1989: Director of the same company May 1993: Managing Director of the same company Apr 1996: Managing Director of The Bank of Tokyo-Mitsubishi, Ltd. Jun 1997: Retired from Managing Director of the same company Jun 1997: Statutory Auditor of Asahi Glass Co., Ltd. May 2003: Director of *Daimaru (to the present)* Jun 2003: Retired from Statutory Auditor of Asahi Glass Co., Ltd. . Jun 2005: Director of Dai Nippon Toryo Co., Ltd. (to the present)	(1) 0 shares (2) 7,000 shares (3) 9,800 shares
9	Tsuyoshi Takayama (Born July 30, 1936)	Apr 1960: Joined Daido Steel Co., Ltd. Jun 1990: Director of Daido Steel Co., Ltd. Jun 1992: Managing Director of the same company Jun 1994: Senior Managing Director of the same company Jun 1996: Representative Director and Vice President of the same company Jun 1998: Representative Director and President of the same company Jun 2004: Representative Director and Chairman of the same company (to the present) May 2006: Director of Matsuzakaya Co., Ltd. (to the present) Sep 2006: Director of the Company (to the present) Status of Representation in other companies, etc. Representative Director and Chairman of Daido Steel Co., Ltd.	(1) 2,0000 shares (2) 0 shares (3) 2,000 shares

Notes

1. There is no special relationship of interest between each candidate, the Company and Daimaru.

2. Mr. Norio Yasunaga and Mr. Tsuyoshi Takayama are candidates for outside directors.

3. Reasons for appointing Mr. Norio Yasunaga and Mr. Tsuyoshi Takayama as candidates for outside directors:

(1) Mr. Norio Yasunaga has extensive experience, a strong track record of successful performance and knowledge from being a manager of a financial institution. In addition, because he will be in an objective position, apart from the management that will be

undertaking the company's business operations, we have concluded that as an outside director, he will significantly contribute to the management of J. FRONT RETAILING Co., Ltd., by enhancing corporate governance.

(2) Mr. Tsuyoshi Takayama has extensive experience, a strong record of successful performance and knowledge as a manager of a business entity. In addition, because he will be in an objective position, apart from the management that will be undertaking the company's business operations, we have concluded that as an outside director, he will significantly contribute to the management of J. FRONT RETAILING Co., Ltd., by enhancing corporate governance.

4. Years of Service as an Outside Director:

(1) Mr. Norio Yasunaga will have served as an outside director of Daimaru for four (4) years as of the conclusion of this general shareholders meeting.

(2) Mr. Tsuyoshi Takayama will have served as an outside director of the Company for approximately nine (9) months as of the conclusion of the general shareholders meeting of the Company.

5. Limited Liability Agreements with Outside Director Candidates:

(1) The Company has concluded an agreement to limit the liability for damages compensation under Section 1, Article 423 of the Company Law. The limit of liability for damages compensation under this agreement is the higher of 7.2 million yen or the minimum set by law.

(2) J. FRONT RETAILING Co., Ltd., plans to conclude a limited liability agreement to set the limit of liability for damages compensation under Section 1, Article 423 of the Company Law to the higher of 12 million yen or the minimum set by law, in accordance with the Articles of Incorporation, in the event the appointments of Mr. Norio Yasunaga and Mr. Tsuyoshi Takayama are approved.

7. Items under Article 76 of the Enforcement Regulations of the Company Law on People Who Will Become Statutory Auditors of J. FRONT RETAILING Co., Ltd.

People who will become statutory auditors of J. FRONT RETAILING Co., Ltd. are as follows:

Candidate No.	Name (Date of Birth)	Brief history, position and responsibilities Status of Representation at other companies, etc.	(1) Number of the Company's Shares Owned (2) Number ofDaimaru's Shares Owned (3) Number of "J. FRONT RETAILING Co., Ltd." Allotted

1	Toshio Kido (Born July 27, 1947)	Apr 1970: Joined Daimaru Feb 1990: Manager of Corporate Personnel Division of the same company May 1995: Deputy General Manager of Corporate Planning Office of Head Office of the same company Mar 1997: Deputy General Manager of Corporate Strategy Planning Office of Head Office of the same company Mar 1998: Deputy General Manager of Corporate Human Resources Management Division of Head Office of the same company May 2001: Associate Director of the same company (to the present) President of Daimaru Design & Engineering Co., Ltd. and Daimaru Mokko Co., Ltd. Jan 2004: President of Dimples' Co., Ltd. Mar 2005: President of the same company and Daimaru Sales Associates Co., Ltd. Feb 2006: General Manager of Internal Audit Division of Group Headquarters of Daimaru (to the present)	(1) 0 shares (2) 1,000 shares (3) 1,400 shares
2	Junji Nakamura (Born July 27, 1947)	Mar 1971: Joined Matsuzakaya Co., Ltd. Mar 2001: General Manager of General Affairs Department of Tokyo Business Division of the same company May 2003: General Manager of Business Administration Department of Tokyo Business Division of the same company Mar 2006: Deputy General Manager of Human Resource and General Affairs Department of Business Administration Division of the same company (to the present)	(1) 6,000 shares (2) 0 shares (3) 6,000 shares
3	Takeshi Furuta (Born January 24, 1930)	Apr 1952: Joined Kanegafuchi Chemical Industry Co., Ltd. Jun 1977: Director of the same company Jun 1981: Executive Director of the same company Jun 1986: Senior Executive Director of the same company Jun 1992: Executive Vice President of the same company Jun 1994: President of the same company Jan 1996: Director of Nippon Venture Capital Co., Ltd. (to the present) Jun 1999: Chairman of Kanegafuchi Chemical Industry Co., Ltd. Jun 2005: Counselor of Kaneka Corporation (to the present) May 2006: Corporate Auditor of The Daimaru, Inc., (to the present)	(1) 0 shares (2) 11,000 shares (3) 15,400 shares

4	Sadahiko Shimizu (Born December 13, 1930)	Apr 1953: Joined Toho Gas Co., Ltd. Jun 1984: Director of the same company Jun 1988: Managing Director of the same company Jun 1991: Senior Managing Director of the same company Jun 1994: Director and President of the same company Jun 2000: Director and Chairman of the same company May 2001: Auditor of Matsuzakaya Co., Ltd. (to the present) Jun 2004: Advisor of Toho Gas Co., Ltd., (to the present) Sep 2006: Auditor of the Company (to the present)	(1) 21,000 shares (2) 0 shares (3) 21,000 shares
5	Rokurou Tsuruta (Born June 16, 1943)	Apr 1970: Public Prosecutor of the Tokyo District Public Prosecutors Office Apr 2005: Superintending Prosecutor of the Nagoya High Public Prosecutors Office Jun 2006: Retired Jul 2006: Admitted to the bar Oct 2006: Professor of Law School of Chiba University (to the present)	(1) 0 shares (2) 1,000 shares (3) 1,400 shares

Notes

1. There is no special relationship of interest between these candidates, the Company and Daimaru.

2. Mr. Takeshi Furuta, Mr. Sadahiko Shimizu and Mr. Rokurou Tsuruta are candidates for outside statutory auditor positions.

3. Reasons for appointing Mr. Takeshi Furuta, Mr. Sadahiko Shimizu and Mr. Rokurou Tsuruta as candidates to outside statutory auditor positions:

(1) We request the appointment of Mr. Takeshi Furuta and Mr. Sadahiko Shimizu as outside statutory auditors because they have extensive experience and broad knowledge as managers of business entities which will be reflected in their audits of J. FRONT RETAILING Co., Ltd.

(2) We request the appointment of Mr. Rokurou Tsuruta as an outside statutory auditor, in order to benefit from his viewpoints as legal expert which will be reflected in his audits of J. FRONT RETAILING Co., Ltd.

4. Reasons for concluding that they can effectively perform the duties of outside statutory auditors:

Mr. Rokurou Tsuruta has not been involved in a company's management other than as an outside statutory auditor or outside director. However, in light of his knowledge and experience as a legal expert, he has adequate knowledge of a company's audit operations and we have determined that he will effectively perform the duties of an outside statutory auditor.

5. Appointment Term as Outside Statutory Auditors:

(1) Mr. Takeshi Furuta will have served as an outside statutory auditor of Daimaru for one (1) year as of the conclusion of the general shareholders meeting.

(2) Mr. Sadahiko Shimizu will have served as an outside statutory auditor of the Company for approximately 9 months as of the conclusion of the general shareholders meeting of the Company.

6. Limited Liability Agreements with Outside Statutory Auditor Candidates:

(1) The Company has concluded an agreement with Mr. Sadahiko Shimizu to limit the liability for damages compensation under Section 1, Article 423 of the Company Law. The limit of liability for damages compensation under this agreement is the higher of 7.2 million yen or the minimum set by law.

(2) J. FRONT RETAILING Co., Ltd., plans to conclude a limited liability agreement to set the limit of liability for damages compensation under Section 1, Article 423 of the Company Law as the higher of 12 million yen or the minimum set by law, in accordance with the Articles of Incorporation, in the event the appointments of Mr. Takeshi Furuta, Mr. Sadahiko Shimizu and Mr. Rokurou Tsuruta are approved.

8. Items under Article 77 of the Enforcement Regulations of the Company Law on People Who Will Become Outside Accounting Auditors of "J. FRONT RETAILING Co., Ltd."

People who will become outside accounting auditors of "J. FRONT RETAILING Co., Ltd." are as follows:

Name	Ernst & Young ShinNihon	
Principle place of business	Hibiya Kokusai Building, 2-3 2-Chome, Uchisaiwai-Cho, Chiyoda-Ku, Tokyo	
Overview (As of December 31, 2006)	Employees:	536 Certified Public Accountants
	Office Staff:	1,229 Certified Public Accountants, 977 Assistant Certified Public Accountants, 1,075 other staffs This excludes part-time staffs.
	Office:	34 locations within Japan; Liason Office: 6 locations within Japan
	Location overseas:	23
History	Jan 1967:	Auditor Corporation, Ohta Tetsuzo Office was established
	Mar 1969:	Auditor Corporation, Dai-Ichi Auditors Office was established
	Dec 1969:	Showa Auditor Corporation was established
	Nov 1970:	Nisshin Auditor Corporation was established

	Sep 1971: Musashi Auditor Corporation was established Oct 1985: Ohta Showa Auditor Corporation was established by merger of Showa Auditor Corporation and Ohta Tetsuzo Office Auditors Corporation Jan 1986: Century Auditor Corporation was established by a merger of Dai-ichi Audit Office Auditors, Nisshin Auditors, and Musashi Audit Corporation Apr 1987: Century Auditor Corporation and Eiko Accounting Office Auditor Corporation merged Jul 1990: Century Auditor Corporation and Minato Auditor Corporation merged Jul 1992: Century Auditor Corporation and Yoko Auditor Corporation merged Apr 2000: Ohta Showa Auditor Corporation and Century Auditor Corporation merged to form Ohta Showa Century Auditor Corporation Jul 2001: Merged with TKA Takeshi Iizuka Office Auditors Corporation and Takachiho Auditor Corporation Jul 2001: Re-named to ShinNihon Auditor Corporation Jul 2005: Merged with Taisei Accounting Auditor Corporation

9. Items Related to Articles 82 and 84 of the Enforcement Regulations of the Company Law on the Compensation, etc. of Directors and Statutory Auditors of J. FRONT RETAILING Co., Ltd.

The total compensation, etc. for directors (including outside directors) and statutory auditors of J. FRONT RETAILING Co., Ltd. from the date of incorporation of J. FRONT RETAILING Co., Ltd. until the conclusion of their first general shareholders meeting of the company shall be within 50 million yen per month for directors and within 7 million yen per month for statutory auditors, taking into account the total compensation, etc. at the Company and Daimaru and other circumstances.

The intention is to have nine initial directors (including two outside directors) and five initial statutory auditors at the time of the incorporation of J. FRONT RETAILING Co., Ltd.

10. Matters Relating to Resolutions of this Agenda Item

This agenda item shall become effective if it is approved by both the Company and Daimaru at the general shareholders' meeting set forth under Article 8 of the Plan and the approval of the relevant authorities, when necessary under law, is received.

In addition, in the event the Stock-Transfer is null and void for reasons under Article 12 of the Plan (Effectiveness of the Plan) and Article 13 (Modification to Terms and Conditions on Stock-Transfer and Suspension or Cancellation of Stock-Transfer), or in the event the Stock-Transfer is suspended or terminated, the resolution of this agenda item will lose its effect.

Procedures for Exercising Their Voting Rights Through the Internet

Shareholders of the Company may exercise their voting rights through the Internet, *subject to the following terms and conditions:*

Note

1. Company shareholders may only exercise their voting rights online by logging on to the website designated for such purpose by the Company – **http://www.web54.net.** Please refer to the "System Requirements" on page 100,101 for information as to the system requirements for voting through the designated website. (Please note that the code and password set out in the enclosed exercising voting rights form are required for exercising voting rights through the internet.)

2. Shareholders that wish to vote online must exercise their voting rights no later than 6:00 P.M. of Wednesday, May 23, 2007.

3. If you exercise your voting rights through mail (by mailing the enclosed form to the Company) and through the internet, the votes cast through the internet will be deemed valid, regardless of the date and time of arrival.

4. In the event you exercise your voting rights through the internet on several occasions, the latest votes cast before the prescribed deadline will be deemed valid.

5. Any and all fees and charges that may be payable to telecommunications companies or internet service providers in connection with any exercise of voting rights through the internet or otherwise shall be for the account solely of the shareholder concerned.

Shareholders attending at the General Meeting of Shareholders:

- It is not necessary to mail the enclosed exercising voting rights form to the Company or exercise your voting rights through the internet.

Shareholders not attending at the General Meeting of Shareholders:

- It is not necessary to exercise your voting rights through the internet if you have

completed the form for exercising voting rights and mailed such form to the Company.

- It is not necessary to send the enclosed form for exercising voting rights to the Company if you have exercised your voting rights through the internet.

To Institutional Shareholders

Please be advised that in addition to the option of exercising voting rights through the internet as described above, an "Electronic Voting Platform for Institutional Investors" (a.k.a. TSE platform) is available for use by institutional shareholders. The TSE platform is managed by ICJ, Inc. but will be available only after the submission of an application therefor.

System Requirements

Shareholders who wish to exercise their voting rights through the internet are advised of the following system requirements:

1. For personal computers
   (i) Graphic mode of screen should be more than 800 X 600 (SVGA).
   (ii) The following applications must have been installed:
      a. Microsoft® Internet Explorer Ver. 5.01 SP2 or later versions
      b. Adobe® Reader® Ver.4.0 or later versions, or applications after Adobe® Reader® Ver.6.0 or later versions (when reading the reference materials on a screen).
      * Microsoft® and Internet Explorer are either registered trademarks or trademarks of the U.S. Microsoft Corporation in the United States and other countries.
      * Adobe® Acrobat® ReaderTM, Adobe® Reader® are either registered trademarks or trademarks of Adobe Systems Incorporated in the United States and other countries.
      * Any of these softwares are distributed at no cost from websites of each company.
   (iii) Communications through the internet may be restricted by firewall or other internet settings. Please contact your system manager for more information.
2. For cellular phones or L-mode terminals:
   Votes are able to be received from cellular phone models on any of the following services and that support SSL protocol, which allows for encrypted communications. Please enter the URL (http://www.web54.net) directly or use the following QR code written in the form for exercising voting rights.
   (i) i-mode
   (ii) EZweb
   (iii) Yahoo! Mobile
   (iv) L-mode
      * i-mode, EZweb, Yahoo!, Yahoo! Mobile, L-mode and QR code are registered trademarks, trademarks or service names of NTT DoCoMo, Inc., KDDI Corporation, the U.S. Yahoo! Inc., SoftBank Mobile Corp., Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation, and Denso Wave, Incorporated respectively.
3. Communications through the internet may be restricted by firewall or other internet settings. Please contact your system manager for more information.
4. If you have enabled any functions which automatically block pop-ups (such as the pop-up blocker) on your personal computer, please remove (or temporality

remove) such function before to be able to access the website designated for internet voting.

<Treatment of Password>

- The password provided to you is intended to ensure that that the person voting through the internet is the actual shareholder. Please keep the password secure as in the case of registered seal and pin number. We cannot respond to any password inquiries made by phone or similar methods.
- Access to the designated website will be denied after entering the wrong password for a certain number of times. Please follow the directions appearing on screen if you require a new password.

<Contact Address for Operations of Personal Computers>

- Please direct all inquiries relating to the exercise of voting rights online through the use of personal computers to the following number:

  Dedicated Line for Securities Agents Web Support, The Chuo Mitsui Trust and Banking Company, Limited
  [Telephone] 0120 (65) 2031
  (Reception Time: 9:00~21:00 excluding Saturday, Sunday and holidays)

- Please direct all other inquiries to the following number:
  Securities Administration Center, the Chuo Mitsui Trust and Banking Company, Limited
  [Telephone] 0120 (78) 2031
  (Reception Time: 9:00~17:00 excluding Saturday, Sunday and holidays)

Reference Materials for

the 1st Ordinary General Meeting of Shareholders

<Supplementary Volume>

Appendix for Agenda Item 1

Details of Consolidated Financial Statements and Financial Statements etc. of The Daimaru, Inc. for the Fiscal Year Ending in February, 2007

Matsuzakaya Holdings Co., Ltd.

5. Details of Consolidated Financial Statements and Financial Statements etc. of The Daimaru, Inc. for the Fiscal Year Ending in February, 2007

Business Report

(March 1, 2006-February 28, 2007)

1. *Current situation of the corporate group*

(1) Course and outcome of business

The Japanese economy experience relatively slack growth in the consolidated fiscal year ending February 28, 2007, with continually favorable progress such as increased capital expenditure and manufacturing on the backdrop of improved earnings in the corporate sector being somewhat delayed in its extension to household sector.

The retail business saw structural changes in consumption, such as the trend towards a service economy, resulting in similar progress to the previous year, but the situation for department stores and supermarkets saw sales at existing stores continue to fall below the actual results of the previous year as a result of unseasonable weather and intensified competition that extended beyond industry types and business conditions.

Under these circumstances, for the final year of its "First Three-year Management Plan for FY 2004-2006 based on the Daimaru Group Regrowth Plan", the Group made efforts for intensified marketing power and business efficiency, aiming to improve profitability in each of its business fields including department stores, supermarkets and wholesale.

With regard to the main department store business, we aimed to offer competitive product lines and services by increasing the effectiveness of reforms such as expanding throughout all of our stores and coming up to speed on the second store-operations reform which aims to radically strengthen merchandizing capabilities and sales and service capabilities, as well as working on training expert human resources to increase customer satisfaction.

As a part of expansion efforts, following the opening of the new food business venture, Daimaru LaLaport Yokohama, in March 2007, the Company is going forward with preparations for the opening of a second similar venture, Daimaru Urawa Parco, the relocation and opening of the New Tokyo branch in the first

trimester of autumn 2007 and the scheduled expansion of floor area for the Umeda store in spring 2011. In order to achieve a comprehensive and flexible response to future branches and developments, the Company established a new branch development division as part of the management planning division in January 2007.

In the meantime, in efforts to lower costs in the entire group, the Company moved towards further cost reduction by increasing personnel efficiency through reviews of staff balance and work methods, as well as by adopting policies of increased blanket orders of facility maintenance and supplies by head office and integration of the information system among the Group.

In terms of personnel policies, the Company has been establishing a new system aiming at further improving business vitality through realizing impartial treatment in response to the results of each employee's contribution, and introducing a personnel system that completely wiped out the policies based on seniority. In order to strengthen human resources that are the foundation of the Group's strength, the Company continued to proactively proceed with personnel exchange between each company in the Group and the Company also escalated and proceeded with group transfers, focusing on the personnel in charge of buying in March 2007.

As a result of proceeding with the aforementioned measures, the consolidated results for this term have seen the sales revenue reach 835,522 million yen, an increase of 1.7% compared to the previous term. In terms of profits and losses, compared to the previous term, operating income jumped 13% to 34,671 million yen, ordinary profit increased 10.5% to 33,353 million yen and current net income was up 8% to 17,304 million yen, all as a result of the restricted sales and general administration expenses in addition to the increased sales revenue.

The non-consolidated results from this term also saw an increase in sales which reached 470,756 million yen, up 0.2% from the previous term. In terms of profits and losses compared to the previous term, operating income was up 13.6% to 20,822 million yen, ordinary profit increased 15.3% to 21,528 million yen and current net income jumped 17.5% to 12,651 million yen. Thus new profit highs were reached in each of those categories in both consolidated and non-consolidated results.

Results for separate business segments are as follows. Segment sales revenue include other operating revenue.

Department Stores

In this, the final financial year of the "First Three-year Management Plan for FY 2004-2006 based on the Daimaru Group Regrowth Plan", the Company intensified marketing power, addressing the expansion of the second store-operations reform which began in March 2005, as well as further developing refurbished stores and creating a steady customer base.

In the second store-operations reform, the Company worked at establishing a system that would realize maximum customer satisfaction for minimal cost, by promoting to clarify and streamline the role of the head office as the merchandizing business and the role of each branch as the sales and services business, and expanding the target sectors of the reforms to a scale that would occupy 90% of total sales.

In its approach to the merchandizing business, the Company made a total analysis of sales at every store and customer data at the head office and increased the accuracy of the sales plan and product ordering schemes for each store based on that collective analysis in an effort to create a system that would offer products demanded by customers in a timely manner, to the right quantity and at the right price.

In the sales and services business, in close connection to the head office, individual stores put into practice over-the-counter business management based on the sales plan and strengthened their sales capacity based on creating a steady customer base and tangible numerical indices to achieve superior sales services.

The Company has pushed ahead with store refurbishments in a way that reflects the differences and characteristics of each store to meet the changing needs of the customers and intense competition in the local region of each store.

In March 2006, the ladies fashion department in a section on the east side of the first basement level of the Osaka Umeda store was changed to a ladies and mens fashion department to create a sales floor in response to a new market. Refurbishments focusing on the second and fourth floor of the Kobe store saw a reorganization of the main force of the women's clothing area. Also, the suburban Shin-nagata store was entirely refurbished, looking to encourage thirty to forty year old generation families coming to the store.

Additionally, February and March of 2007 saw the opening on Shijo dori of two brand shops, Emporio Armani and Dsquared2, as neighboring stores to the Kyoto store, followed in quick succession by Daimaru Relaxing Garden Kyoto, which utilized the concept of women's beauty, health and healing, resulting in advancements in the ability to attract customers through revitalization of areas

surrounding the stores.

As an approach to creating a steady customer base, the Company continued to strengthen the cultivation of holders of the Daimaru Card and Daimaru D Card, whilst proposing products and sending information that meets the tastes of each individual customer and creating an even greater relationship with customers.

Furthermore, the Company constructed the Marucollet internet sales website for cosmetics in December 2006 as a reaction to the new market and to increase sales channels. This site has allowed the introduction of even greater quality cosmetics from brands not previously dealt with at individual stores of the Company, and a satellite shop has also been set up in Otemachi, Tokyo to allow actual trials of products by customers, further increasing convenience for customers.

On March 15, 2007, the Company opened Daimaru LaLaport Yokohama, a large, food specialty store, on the first floor of LaLaport Yokohama (in Yokohama city), one of the largest suburban shopping centers in the greater-Tokyo region, as part of developing new business exploring the possibility of growth and enhancement of department stores. The food specialty store combines gourmet foods found in the basement of department stores and the everyday-food of supermarkets, becoming a store overflowing with activity, pursuing beauty and excitement through largely adopted marketing techniques such as dine-in eateries and demonstrations.

Each Group department store has reacted to the second store operations-reform, further expanding the focus of the function of head office as the supplier and attaining reinforced group capabilities on the supply front, whilst actively realizing an exchange of human resources.

Following the above-mentioned approaches, sales in department stores saw a continued roller coaster effect, with a reduction of 0.3% compared to the previous term to 595,463 million yen influenced by unseasonable weather at the beginning of spring and a mild winter.

On the other hand, operating profits increased 9.7% to 27,453 million yen compared to the previous term as a result of optimizing sales and general administration expenses.

Supermarkets

Daimaru Peacock Co., Ltd. has, as a high-quality, "diet proposal-style" supermarket, responded to an ever-changing market and made efforts to advance

attractive merchandizing supported by customers.

Each store has taken measures to improve business results by making a detailed review in all aspects of the store, including product lines, sales promotions and operations etc. In addition, the Sakurashinmachi store and the Shimokitazawa store improved their results through proceeding with a full renewal in June and September respectively to realize a product line which responds to the needs of local customers and a high quality store environment. Furthermore, by approaching the increase in steady customers, the sales of the supermarket business reached 103,727 million yen, an increase of 0.7% compared to the previous term.

As a result of an increased operating income through efforts to raise the precision of business operations by introducing electronic bin tags and an automatic replenishment system and to improve the gross margin rate by carrying out thorough commodity control, and also due to an attempt to use sales and general administration expenses effectively, the operating income jumped 13.8% from the previous term to reach 1,839 million yen.

Wholesales

Daimaru Kogyo Ltd. proactively worked on proposal-style operations such as finely-tuned responses to customer needs as well as developing demands by market cultivation. The Company also accelerated the development of new commodity fields and new businesses through restructuring and strengthening the organization of the development team. As a result of such efforts, electronic parts, everyday goods for home improvement centers and clothing have developed successfully so that the sales of the wholesale business reached 95,688 million yen, an increase of 14.2% compared to the previous term.

In respect of the business operations, sales and general administration expenses were successfully reduced due to effective use of expenses through the centralization and standardization of the logistic administration center businesses and therefore the operating income increased 65.0% compared to the previous term, reaching 2,880 million yen.

Other businesses

Although the Company has made efforts to strengthen profitability in other business fields, sales revenue only reached 79,019 million yen, a decrease of 0.8%

compared to the previous term, partly as a result of the distribution subsidiary, shares of which were transferred, was the consolidated subsidiary until mid term of the previous year. Meanwhile, as a result of restricted sales and general administration expenses, the operating income increased 7.2% to 2,455 million yen.

Sales revenue of the corporate group by business segment

(Unit: Million yen)

Business Segment	122nd fiscal year		123rd fiscal year		Amount change (million yen)	Percentage change
	Sales revenue (million yen)	Percentage to total	Sales revenue (million yen)	Percentage to total		
		%		%		%
Department store	596,986	72.6	595,463	71.1	(1,523)	(0.3)
Supermarket	103,048	12.5	103,727	12.4	679	0.7
Wholesale	83,769	10.2	95,688	11.4	11,919	14.2
Other	79,628	9.7	79,019	9.4	(609)	(0.8)
Eliminations	(40,848)	(5.0)	(36,866)	(4.3)	3,982	9.7
Total	822,584	100.0	837,032	100.0	14,448	1.8

Note: Segment sales revenue include other operating revenues.

[Company sales by store and commodity]

Store sales

Store	Amount	Percentage to total	Percentage of change from previous fiscal year
	(million yen)	%	%
Osaka Shinsaibashi	87,008	18.5	0.3
Osaka Umeda	66,931	14.2	(0.8)
Tokyo	52,441	11.2	(0.3)
Kyoto	83,604	17.8	(2.1)
Yamashina	5,747	1.2	(0.0)
Kobe	100,789	21.4	0.3
Shinnagata	6,208	1.3	2.0

Suma	10,902	2.3	(2.6)
Ashiya	9,063	1.9	1.6
Sapporo	48,060	10.2	6.7
Total	470,756	100.0	0.2

Commodity sales

Commodity		Amount	Percentage to total	Percentage of change from previous fiscal year
		(million yen)	%	%
Clothing	Men's apparel & accessories	44,467	9.4	0.9
	Women's apparel & accessories	148,296	31.5	(1.3)
	Children's apparel & accessories	8,810	1.9	(0.6)
	Kimono, bedding and other clothes	9,354	2.0	(5.0)
	Subtotal	210,929	44.8	(1.0)
Paraphernalia		60,118	12.8	1.9
Household goods	Furniture	6,125	1.3	2.6
	Electric appliance	1,265	0.3	8.9
	Household goods	14,428	3.1	(0.2)
	Subtotal	21,820	4.7	1.1
Food	Fresh foods	21,411	4.5	(7.9)
	Confectionery	31,909	6.8	1.3
	Prepared foods	24,476	5.2	5.9
	Other foods	28,007	5.9	8.1
	Subtotal	105,805	22.4	2.0
Sundries	Cosmetics	21,217	4.5	1.7
	Fine arts & jewelry	22,432	4.8	0.2
	Other sundries	7,802	1.7	(3.5)
	Subtotal	51,452	11.0	0.2
Other	Restaurants and cafes	13,781	2.9	(2.0)
	Services	4,293	0.9	5.5
	Other	2,555	0.5	(10.0)

	Subtotal	20,630	4.3	(1.6)
Total		470,756	100.0	0.2

Note: Numbers in brackets represent a negative number.

(2) Status of Capital Expenditure

(i) Major facilities completed during the current consolidated fiscal year

The total amount of capital expenditure for the current consolidated fiscal year was 9,314 million yen. Those investments were mainly made in refurbishments to sales floors in the Osaka Umeda store, the Kobe store and the Fukuoka Tenjin store of Hakata Daimaru Ltd. in the department store business and improvement works to existing stores in the supermarket business.

(ii) Pending establishment and expansion of major facilities during the current consolidated fiscal year

The main establishments and expansions of major facilities pending at the end of the current fiscal year are Daimaru LaLaport Yokohama, a new style food business venture which opened its business in March 2007, Daimaru Urawa Parco, another such business which is scheduled to open this autumn and the New Tokyo store which is scheduled to be relocated and open its business in the first trimester of this autumn.

(iii) Sales, Removal and Extinguishment of Important Fixed Assets

In the current consolidated fiscal year, during the course of consolidating distribution facilities; Horie Commodity Center and Joto Distribution Center were sold in March, 2006.

(3) Financing Status

There are no particular matters to be noted in the current consolidated fiscal year.

(4) Future Developments

With respect to the future business environment, where increased competition across industries and business types in addition to a reduced consumer market as a result of a decrease in population are anticipated, continuous restructuring and consolidation into a small number of highly competitive business groups is expected to take place.

In order to respond to this difficult environment to increase corporate value and achieve further development, the Company agreed to the business integration with Matsuzakaya Holdings Co., Ltd. on March 14, 2007.

After the integration, both companies will be united in working on improving customer satisfaction and corporate value and seek to establish the status as a leading Japanese company, both in quality and quantity, in the retail industry mainly through the department store business. Therefore, the new company will make efforts to set the consolidated operation on track immediately and effectively utilize the managerial resources such as human resources, know-how, holding assets and financial strengths of both companies, and maximize the corporate value.

In the future, the new company will work towards making plans to promptly confirm the total effects in the general integration preparatory committee and the sub-committees established for each issue, and start a mid-term three-year management plan for the new company from 2008.

We appreciate additional supports and encouragement from shareholders.

(5) Situation of Assets, Profits and Losses

1. Trend in the Corporate Group's Assets, Profits and Losses

	2003 120th fiscal year	2004 121st fiscal year	2005 122nd fiscal year	2006 123rd fiscal year
Sales revenue (million yen)	817,314	809,275	821,250	835,522
Ordinary profit (million yen)	22,243	25,387	30,170	33,353
Current net income (million yen)	11,879	14,499	16,025	17,304
Current net income per share (yen)	44.12	53.99	60.11	65.65
Total assets (million yen)	375,647	361,749	370,364	375,513
Net assets (million yen)	65,114	77,328	91,803	109,308

(Note 1) For the fiscal years 2004 and 2005, the Company has prepared the consolidated financial documents as referred to in Article 19.2 of the Act on Special Provisions of the Commercial Code concerning Audits of Business Corporations. The numerical values for fiscal year 2003 are based on the consolidated financial documents that have not been audited by the corporate auditors or the accounting auditors, referred to in Article 19.3 of the same act.

(Note 2) The "current net income per share" is calculated based on the average of the total number of outstanding shares during the fiscal period. The average of the total number of outstanding shares during the fiscal period excludes the number of treasury stock. Also, as of fiscal year 2006, the Accounting Standards for the Indication Method regarding Sections of Net Assets in the Balance Sheet (ASBJ Guidance No. 8 issued on December 9, 2005) has been applied.

2. Trend in the Company's Assets, Profits and Losses

	2003 120th fiscal year	2004 121st fiscal year	2005 122nd fiscal year	2006 123rd fiscal year
Sales revenue (million yen)	469,057	461,166	469,642	470,756
Ordinary profit (million yen)	13,077	16,204	18,674	21,528
Current net income (million yen)	8,167	8,620	10,766	12,651
Current net income per share (yen)	30.23	31.97	40.28	47.97
Total assets (million yen)	263,288	254,876	262,712	268,321
Net assets (million yen)	59,188	65,246	73,562	83,129

(Note) The "current net income per share" is calculated based on the average of the total number of outstanding shares during the fiscal period. The average of the total number of outstanding shares during the fiscal period excludes the number of treasury stock. Also, as of fiscal year 2006, the Accounting Standards for the Indication Method regarding Sections of Net Assets in the Balance Sheet (ASBJ Guidance No. 8 issued on December 9, 2005) has been applied.

(6) Situation of Important Subsidiaries

1. Situation of Important Subsidiaries

Company	Capital (million yen)	Investment Ratio held by the Company (%)	Description of Main Business
Daimaru Peacock Co., Ltd.	2,550	100.0	Supermarket
Daimaru Kogyo, Ltd.	1,800	100.0	Wholesale of goods, import and export
Consumer Product End-Use Research Institute, Co., Ltd.	450	100.0	Merchandize testing and quality management

Imabari Daimaru Co., Ltd.	300	100.0	Department store
The Daimaru Home Shopping, Inc.	100	100.0	Mail order
Daimaru Tomo no Kai Co., Ltd..	100	100.0	Special transactions with payment in advance
Daimaru Design & Engineering, Co., Ltd.	100	100.0	Construction and design contractor
Restaurant Peacock Co., Ltd.	100	100.0	Restaurant
Daimaru Credit Service, Inc.	100	100.0	Credit service
Dimples' Co., Ltd.	90	100.0	temporary staffing
Daimaru Sales Associates Co., Ltd.	90	100.0	Sales; store operation support
Daimaru COM Development Inc.	50	100.0	Real estate leasing; tenant services
Daimaru Lease & Service Co., Ltd.	30	100.0	Lease business; parking business
Mode Atelier Co., Ltd.	10	100.0	Manufacturing of women's clothing
Daimaru Information Center Co., Ltd.	10	100.0	Information services
Daimaru Business Support Co., Ltd.	10	100.0	Administrative services
The Shimonoseki Daimaru, Inc.	480	92.0	Department stores
Kochi Daimaru., Co., Ltd.	300	85.0	Department stores
The Hakata Daimaru, Inc.	3,037	69.9	Department stores
DHJ Co., Ltd.	180	(100.0)	Wholesale of furniture; retail
Daimaru Mokko Co., Ltd.	80	(100.0)	Manufacturing of furniture

(Note) The Company's indirect property is shown in brackets in the "Investment Ratio held by the Company" column.

2. Situation of Important Business Combinations, etc.

On March 1, 2006, the Company spun off the administrative services department of subsidiary Daimaru Information Center Co., Ltd. and established Daimaru Business Support Co., Ltd. to take over its business affairs.

(7) Details of major businesses

Department stores, supermarkets, wholesale and other business including mail order business and construction and design contracting business.

(8) Major Stores

1. The Company's Major Stores

Name	Location	Name	Location
Head Office	Chuo-ku, Osaka	Yamashina Store	Yamashina-ku, Kyoto
Osaka Shinsaibashi Store	Chuo-ku, Osaka	Kobe Store	Chuo-ku, Kobe
Osaka Umeda Store	Kita-ku, Osaka	Shinnagata Store	Nagata-ku, Kobe
Tokyo Store	Chiyoda-ku, Tokyo	Suma Store	Suma-ku, Kobe
Lalaport Yokohama Store	Tsuzuki-ku, Yokohama	Ashiya Store	Ashiya, Hyogo
Kyoto Store	Shimogyo-ku, Kyoto	Sapporo Store	Chuo-ku, Sapporo

(Note) LaLaport Yokohama was opened on March 15, 2007

2.The Subsidiaries' Major Stores

Department Store	The Hakata Daimaru, Inc. (Chuo-ku, Fukuoka) , The Shimonoseki Daimaru, Inc. (Shimonoseki) Kochi Daimaru Co., Ltd. (Kochi) , Imabari Daimaru, Co., Ltd. (Imabari)
Supermarket	Daimaru Peacock Co., Ltd. Tokyo 32,Kanagawa 5,Chiba 3,Saitama 1,Osaka 18,Kyoto 2,Hyogo 14,Nara 1
Wholesale	Daimaru Kogyo, Ltd. Head Office : Chuo-ku, Osaka, Koto-ku, Tokyo Office : Gunma 1,Nagano 1,Aichi 1, Fukuoka 1,Oita 1,Overseas 5

3. Other Subsidiaries

Main Office: 15 companies in Osaka

(9) Employee Situation

1. Situation of the Employees of the Corporate Group

Segment	Number of Employees	Increase/Loss from the end of last period
Department Store	4,684	(135)
Supermarket	851	(21)
Wholesale	303	12
Other	985	22
Total	6,823	(122)

(Note) In addition to the employees above, there are 5,234 partners and sales partners (an increase of 10 people from the end of last fiscal period).

2. Number of Company Employees

Number of Employees	Increase/Loss from the end of last period	Average Age	Average Service Years
3,518 People	(100) People	44.4 Years old	21.8 Years

(Note) In addition to the employees above, there are 1,870 partners and sales partners (an increase of 93 people from the end of last fiscal period).

(10) Major Lenders

1. The Corporate Group's Major Lenders

Lenders	Amount borrowed (million yen)
Development Bank of Japan	16,810
Bank of Tokyo-Mitsubishi UFJ, Ltd.	10,305
Sumitomo Mitsui Banking Corporation	4,600

2. The Company's Major Lenders

Lenders	Amount borrowed (million yen)
Development Bank of Japan	12,385
Bank of Tokyo-Mitsubishi UFJ, Ltd.	10,305
Sumitomo Mitsui Banking Corporation	4,600

(11) Other Important Matters regarding the Current Situation of the Corporate Group

Execution of the Basic Agreement regarding Management Integration

The Company and Matsuzakaya Holdings Co., Ltd. have reached a basic agreement for establishing a joint holding company through a share transfer, and have executed a Basic Agreement regarding Management Integration based on the resolutions passed at the companies' respective board of directors meetings held on March 14, 2007.

However, the method of integration may be changed after mutual consultation between both companies, during the course of proceeding with procedures.

The purpose of this integration is to optimally use both companies' managerial resources such as personnel, know-how, assets, financial strength so as to increase momentum and maximize the corporate value. In integrating the companies, each department store's trade name will remain in order to take advantage of both companies' community-based business infrastructure. Both companies will respect each other's history and corporate culture and will push forward in the spirit of equality. This integration is between two ideal players; with Daimaru holding top share of the market in western Japan (west of Kansai region) and Matsuzakaya holdings, Inc., holding a top share of the market in the central region of Japan. The companies aim to achieve benefits from integration at an early stage and will attempt to become Japan's leading retail company in terms of both quality and quantity through the core business of department stores.

2.Items regarding the Company's shares

(1) Total number of issuable shares	1,000,000,000 shares
(2) Total number of issued shares	270,830,356 shares
(3) Number of Shareholders	35,792 people
	(an increase of 47 people from the end of last fiscal period)

(4) Major Shareholders

233

Shareholder	Number of shares (thousand)
Nippon Life Insurance Company	16,379
The Master Trust Bank of Japan, Ltd. (trust account)	16,276
Japan Trustee Services Bank, Ltd. (trust account)	15,328
Bank of Tokyo-Mitsubishi UFJ, Ltd.	9,598
Daimaru Kyoei Employees Shareholding	5,690
The Sumitomo Trust & Banking Co., Ltd.	5,016
Tokio Marine & Nichido Fire Insurance Co.,Ltd	4,600
Japan Trustee Services Bank, Ltd. (The Sumitomo Trust and Banking Retrust Portion, Sumitomo Mitsui Banking Corporation pension trust account)	4,578
Trust & Custody Services Bank, Ltd. (trust account)	4,423
Nomura Securities Co., Ltd.	3,364

(Note) No shareholder holds more than 10% of the total number of issued shares of the Company (excluding treasury stock).

3. Matters Concerning the Stock Acquisition Rights

(1) Status of the Stock Acquisition Rights held by officers of the Company as of the last day of the current fiscal year which were granted in consideration of performance of duties

N/A

(2) Status of the Stock Acquisition Rights granted in consideration of performance of duties during the current fiscal year

N/A

(3) Other important matters concerning Stock Acquisition Rights

(Each of the Stock Acquisition Rights (each an "SAR") referred to in items (i) through (iv) below were issued pursuant to the Company's stock option plan.)

(i) Pursuant to a resolution adopted at the 118th Ordinary General Meeting of Shareholders of the Company held on May 23, 2002, and in accordance with Article 280-20 and Article 280-21 of the old Commercial Code, the Company issued SARs as follows:

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- Number of SARs 120

- Class and number of shares to be acquired upon exercise of the SARs

  120,000 common shares (1,000 shares per SAR)

- Issue price of each SAR None

- Amount to be paid upon exercise of the SARs

  566 yen per share

- Exercise period of SARs

  September 25, 2002 to May 23, 2012

- Conditions for exercising the SARs

  a. To exercise an SAR, an SAR holder must be a director, statutory auditor or employee of the Company or a subsidiary of the Company at the time of exercise; provided, however, that if such person ceases to be a director, statutory auditor or employee of the Company or its subsidiary due to the end of his or her term, death, mandatory retirement or other acceptable cause, he or she may continue to exercise such SARs for a period of two years thereafter.

  b. Other conditions will be stipulated in the Allotment Agreement of the Stock Acquisition Rights to be separately entered into between the Company and each person to whom SARs are allotted.

- Events allowing the acquisition of the SARs by the Company and conditions of acquisition

  a. If a merger agreement by which the Company is dissolved or a share exchange agreement or a share transfer proposal by which the Company becomes a wholly-owned subsidiary is approved at a general meeting of

shareholders, the SARs may be acquired at no cost.

b. If, prior to his or her exercise of the SARs, the SAR holder ceases to be a director, statutory auditor or employee of the Company or a subsidiary of the Company, such SARs may be acquired at no cost; provided, however, that if such SAR holder ceases to be a director, statutory auditor or employee of the Company or its subsidiary due to the end of his or her term, death, mandatory retirement or other acceptable cause, such SARs may be acquired two years thereafter.

(ii) Pursuant to a resolution adopted at the 119th Ordinary General Meeting of Shareholders of the Company held on May 22, 2003, and in accordance with Article 280-20 and Article 280-21 of the old Commercial Code, the Company issued SARs as follows:

- Number of SARs 155

- Class and number of shares to be acquired upon exercise of the SARs

  155,000 common shares (1,000 shares per SAR)

- Issue price of each SAR None

- Amount to be paid upon exercise of the SARs

  444 yen per share

- Exercise period of SARs

  July 25, 2003 to May 22, 2013

- Conditions for exercising the SARs

  a. To exercise an SAR, an SAR holder must be a director, statutory auditor, executive officer or employee of the Company or a subsidiary of the Company at the time of exercise; provided, however, that if such person

ceases to be a director, statutory auditor, executive officer or employee of the Company or its subsidiary due to the end of his or her term, death, mandatory retirement or other acceptable cause, he or she may continue to exercise such SARs for a period of two years thereafter.

b. Other conditions will be stipulated in the Allotment Agreement of the Stock Acquisition Rights to be separately entered into between the Company and each person to whom SARs are allotted.

- Events allowing the acquisition of the SARs by the Company and conditions of acquisition

a. If a merger agreement by which the Company is dissolved or a share exchange agreement or a share transfer proposal by which the Company becomes a wholly-owned subsidiary is approved at a general meeting of shareholders, the SARs may be acquired at no cost.

b. If, prior to his or her exercise of the SARs, the SAR holder ceases to be a director, statutory auditor, executive officer or employee of the Company or a subsidiary of the Company, such SARs may be acquired at no cost; provided, however, that if such SAR holder ceases to be a director, statutory auditor, executive officer or employee of the Company or its subsidiary due to the end of his or her term, death, mandatory retirement or other acceptable cause, such SARs may be acquired two years thereafter.

(iii) Pursuant to a resolution adopted at the 120th Ordinary General Meeting of Shareholders of the Company held on May 27, 2004, and in accordance with Article 280-20 and Article 280-21 of the old Commercial Code, the Company issued SARs as follows:

- Number of SARs 240

- Class and number of shares to be acquired upon exercise of the SARs

240,000 common shares (1,000 shares per SAR)

- Issue price of each SAR None

- Amount to be paid upon exercise of the SARs

  978 yen per share

- Exercise period of SARs

  July 27, 2004 to May 27, 2014

- Conditions for exercising the SARs

  a. To exercise an SAR, an SAR holder must be a director, statutory auditor, executive officer or employee of the Company or a subsidiary of the Company at the time of exercise; provided, however, that if such person ceases to be a director, statutory auditor, executive officer or employee of the Company or its subsidiary due to the end of his or her term, death, mandatory retirement or other acceptable cause, he or she may continue to exercise such SARs for a period of two years thereafter.

  b. Other conditions will be stipulated in the Allotment Agreement of the Stock Acquisition Rights to be separately entered into between the Company and each person to whom SARs are allotted.

- Events allowing the acquisition of the SARs by the Company and conditions of acquisition

  a. If a merger agreement by which the Company is dissolved or a share exchange agreement or a share transfer proposal by which the Company becomes a wholly-owned subsidiary is approved at a general meeting of shareholders, the SARs may be acquired at no cost.

  b. If, prior to his or her exercise of the SARs, the SAR holder ceases to be a director, statutory auditor, executive officer or employee of the Company or a subsidiary of the Company, such SARs may be acquired at no cost; provided, however, that if such SAR holder ceases to be a director, statutory

auditor, executive officer or employee of the Company or its subsidiary due to the end of his or her term, death, mandatory retirement or other acceptable cause, such SARs may be acquired two years thereafter.

(iv) Pursuant to a resolution adopted at the 121st Ordinary General Meeting of Shareholders of the Company held on May 26, 2005, and in accordance with Article 280-20 and Article 280-21 of the old Commercial Code, the Company issued SARs as follows:

- Number of SARs 240

- Class and number of shares to be acquired upon exercise of the SARs

  240,000 common shares (1,000 shares per SAR)

- Issue price of each SAR None

- Amount to be paid upon exercise of the SARs

  968 yen per share

- Exercise period of SARs

  July 26, 2005 to May 26, 2015

- Conditions for exercising the SARs

  a. To exercise an SAR, an SAR holder must be a director, statutory auditor, executive officer or employee of the Company or a subsidiary of the Company at the time of exercise; provided, however, that if such person ceases to be a director, statutory auditor, executive officer or employee of the Company or its subsidiary due to the end of his or her term, death, mandatory retirement or other acceptable cause, he or she may continue to exercise such SARs for a period of two years thereafter.

  b. Other conditions will be stipulated in the Allotment Agreement of the Stock

Acquisition Rights to be separately entered into between the Company and each person to whom SARs are allotted.

- Events allowing the acquisition of the SARs by the Company and conditions of acquisition

  a. If a merger agreement by which the Company is dissolved or a share exchange agreement or a share transfer proposal by which the Company becomes a wholly-owned subsidiary is approved at a general meeting of shareholders, the SARs may be acquired at no cost.

  b. If, prior to his or her exercise of the SARs, the SAR holder ceases to be a director, statutory auditor, executive officer or employee of the Company or a subsidiary of the Company, such SARs may be acquired at no cost; provided, however, that if such SAR holder ceases to be a director, statutory auditor, executive officer or employee of the Company or its subsidiary due to the end of his or her term, death, mandatory retirement or other acceptable cause, such SARs may be acquired two years thereafter.

4. Matters Concerning the Corporate Officers

(1) Names of directors and statutory auditors

Company Position Held	Name	Positions Held in other companies
Chairman and CEO (Representative Director)	Tsutomu Okuda	Director of Osaka Securities Exchange Co., Ltd. Director of Resona Holdings, Inc.
President and COO (Representative Director)	Ryoichi Yamamoto	Executive General Manager of Department Store Operations ofGroup Headquarters General Manager of Planning Office for New Umeda Store
Director	Norio Yasunaga	Director of Dai Nippon Toryo Co., Ltd.
Director and Corporate Executive Officer	Keiichiro Matsuda	Deputy Executive General Manager of Department Store Operations of Group Headquarters General Manager of Marketing Planning Office Executive General Manager of Merchandising Management Unit

Company Position Held	Name	Positions Held in other companies
Director and Corporate Executive Officer	Kiyozo Kojima	Executive General Manager of Affiliated Enterprises of GroupHeadquarters
Director and Corporate Executive Officer	Isao Ikushima	Executive General Manager of Administration of Group Headquarters Representative Director of Shinsaibashi Kyodo Center Building Co., Ltd.
Director and Corporate Officer	Hiroto Tsukada	Executive General Manager of Management Planning of Group Headquarters
Corporate Auditor	*Masafumi Ohnishi*	Director of The Royal Hotel, Ltd. Senior Adviser of Osaka Gas Co., Ltd.
Corporate Auditor	Takeshi Furuta	Director of Nippon Venture Capital Co., Ltd. Adviser of Kaneka Corporation
Corporate Auditor (Full-time)	Hiroshi Kitano	N/A
Corporate Auditor (Full-time)	Yasuo Araya	N/A

Note: 1. Director Norio Yasunaga is an outside director.

2. Corporate auditors Masafumi Ohnishi and Takeshi Furuta are outside auditors.

3. Mr. Yusuka Yoshinaga and Mr. Koichi Saito has resigned from statutory auditors as of May 25, 2006.

(For reference)

The current executive officers (excluding the ones who also serve as directors) as of February 28, 2007 are as follows:

Company Position Held	Name	Positions Held in other Companies
Corporate Executive *Officer*	Yoshihiro Morikawa	President of Hakata Daimaru Ltd.
Corporate Officer	Isao Yamane	Financial Director of Management Planning of Group Headquarters
Corporate Officer	Makoto Shibata	Second MD Manager of MD Headquarter of

Company Position Held	Name	Positions Held in other Companies
		Department Store Operations of Group Headquarters
Corporate Officer	Taizo Yura	Third MD Manager of MD Headquarter of Department Store Operations of Group Headquarters
Corporate Officer	Toshiyuki Sugitani	Special Appointment of General Manager of Department Store Operations of Group Headquarters
Corporate Officer	Yoshio Kuribayashi	Special Appointment of General Manager of Department Store Operations of Group Headquarters
Corporate Officer	Kazuo Doi	Manager of Cost Structural Reform Promotion Division of Management of Group Headquarters
Corporate Officer	Seiichiro Hirayama	Manager of Human Resources Division of Administration of Group Headquarters
Corporate Officer	Takaharu Harada	Manager of the Osaka Shinsaibashi store
Corporate Officer	Haruo Kawabe	Manager of the Osaka Umeda store and the New Umeda store and Deputy Manager of New Umeda Store Planning of Department Store Operations of Group Headquarters
Corporate Officer	Yasuyuki Kobayashi	Manager of the Tokyo store and Manager of New Tokyo Store Preparation of Department Store Operations of Group Headquarters
Corporate Officer	Yoji Honda	Manager of the Kobe store
Corporate Officer	Ryohei Doi	Manager of the Sapporo store
Corporate Officer	Takao Nakagawa	President and Director of Daimaru Kogyo Co., Ltd.

(2) Amount of fees of directors and statutory auditors

	Number of Persons to whom fees are to be paid	Total Amount of Fees
Director	persons 7	million yen 388
(included Outside Director)	(1)	(15)
Corporate Auditor	4	69
(included Outside Auditor)	(2)	(22)
Total	11	457

Notes: 1. Total amount of fees stated above includes 110 million yen in officers' bonuses that are scheduled to be resolved at the 123rd Ordinary General Meeting of Shareholders.
2. Limit of fees of directors by resolution at a general meeting of shareholders is 40 million yen per month. (Resolution of the ordinary general meeting of shareholders in May, 1991)
3. Limit of fees of statutory auditors by resolution at a general meeting of shareholders is 7 million yen per month. (Resolution of the ordinary general meeting of shareholders in May, 1994)

(3) Method of determination and outlines of policy concerning determination for amount of fees of officers in the current fiscal year or method of calculation thereof

In determining the amount of officers' fees, the "Personnel / Compensation Committee" (of which the Company's outside directors are members) is in charge and has adopted an "outcome - incentive fee style," pursuant to which such fees are determined based on the Company's performance each fiscal year.

(4) Matters concerning outside officers

	Outside Director	Outside Auditor	
	Norio Yasunaga	Masafumi Ohnishi	Takeshi Furuta
a. Status of Concurrent Post of Executive Directors of Other Company	None	None	None
b. Status of Concurrent Post of Outside Officers of Other Company	Outside director of Dai Nippon Toryo Co., Ltd.	Outside director of The Royal Hotel, Ltd.	Outside director of Nippon Venture Capital Co., Ltd.
c. Relation with Particular Related Employers	None	None	None
d. Status of Major Activities in Current Fiscal	Attended 13 out of 15 meetings of the board of	Attended 10 out of 15 meetings of the board of	Attended 11 out of 12 meetings of the board of

243

	Outside Director	Outside Auditor	
	Norio Yasunaga	Masafumi Ohnishi	Takeshi Furuta
Year	directors held in the current fiscal year and has properly asked questions and expressed opinions against management decision making from a third party's point of view.	directors held in the current fiscal year and properly asked questions to clarify any questions and expressed opinions. Also attended 11 out of 12 meetings of the board of auditors held in the current fiscal year and has exchanged opinions on audit outcome and consulted on important matters regarding audit.	directors held after his appointment and properly asked questions to clarify any questions and expressed opinions. Also attended all 10 meetings of the board of auditors held after his appointment and exchanged opinions on audit outcome and consulted on important matters regarding audit.
e. Outline of Liability Limitation Agreement	None	None	None

5. Status of Accounting Auditor

(1) Name of accounting auditor

Shin Nihon Kansahojin

(2) Amount of fees for accounting auditor

		Amount of Fees
		(million yen)
(i)	Amount of fees to be paid by the Company	47
(ii)	Total amount of money and other profits to be paid by the Company or its subsidiaries	69

Notes: 1. Since the amount of fees for audits under the Corporation Law and thatunder the Securities and Exchange Law are not separated in the audit agreement entered into between the Company and accounting auditor and they cannot be effectively separated either, the total amount of such fees is shown in (i) above.

2. Amounts above include a fee of 3 million yen for non-audit services.

(3) Details of non-audit service

Consulting business for development of internal control systems concerning financial reporting.

(4) Policy for Determining the Accounting Auditor's Removal or Non-Reappointment

If the accounting auditor has acted in a way that breaches or infringes the Corporate Law, the Certified Public Accountant Law or other laws, or is against public order or morals, other than for reasons caused by the Company, and the board of auditors determines that its removal from office is advisable or that reappointment is unadvisable, the board of auditors may request the board of directors to include the "removal of accounting auditor " or "non-reappointment of accounting auditor" in the agenda items for the general shareholders meeting and the board of directors will deliberate on such matter.

6. The Company's Systems and Policies

(1) The Company Systems to Ensure the Directors' Performance of Duties Complies with Laws, Ordinances and the Articles of Incorporation and the Appropriateness of Other Duties.

The Company determined the basic policy regarding the internal control system as follows at the board of directors meeting held on May 25, 2006.

<Basic Policy on Conducting Duties >

Daimaru Group's corporate philosophy of "Service before Profit" was established by the founding father of Daimaru, Hikoemon Shimomura, as the fundamental philosophy of the Company. This creed means that corporate profits are created by gaining the trust of society and customers through keeping loyalty to them. It represents the principle of social contribution and the customer-first policy that our Company adopts, and has been the foothold of our Company's management since the Company was founded.

Under this corporate philosophy, the following corporate action guidelines will be incorporated as the principle for business management and the employee action

245

guidelines will be incorporated as the guidelines for specific actions by employees. We aspire to maximize our corporate value by adhering to these guidelines.

Corporate action guidelines

(1) We commit to the customer-first policy;

(2) We dare to make management reforms and create a highly profitable company;

(3) We promote fair and transparent corporate action in order to become an open company;

(4) We build a fair and active company where individuality and ability is respected;

(5) We aim to become a good corporate citizen that coexists with society; and

(6) We aim to foster a corporate climate where the leaders such as management set an example.

Employee action guideline

(1) We strive to achieve maximum customer satisfaction

(i) We serve the customers as guests;

(ii) We provide the customers with the necessary products and information at the right time;

(iii) We arrange the sales floor in an appealing way to allow visibility and purchasability; and

(iv) We keep our promises to customers.

(2) We create a workplace that bring forth great results

(i) We follow work rules and each one of us fulfills our responsibilities;

(ii) We raise the productivity of the workplace with strong teamwork;

(iii) We are not tied to individual interests but contribute to overall achievements; and

(iv) We have inquiring minds and strive to reform our services.

(3) We act as sensible members of society

(i) We act with public decency and follow rules;

(ii) We establish fair relationships with clients in which both parties can grow;

(iii) We are uncompromising in confronting unfair and unlawful requests; and

(iv) We interact with society and strive to become professionals who are accepted even outside of the Company.

The Company recognizes that it is the Company's material managerial responsibility to develop and manage a system for the adequate management of corporate affairs by following the corporate action guidelines and employee action guidelines, and therefore constructed the following internal control system.

I. System to Ensure that the Directors and Personnel Conduct Duties in Compliance with Laws, Ordinances and the Articles of Incorporation (Article 362.4(6) of the Corporate Law, Article 100.1(4) of the Enforcement Regulations of the Corporate Law)

(1) Corporate Governance

(i) Final decisions on material matters of management and the supervision of directors' conduct of duties will be implemented in accordance with the board of directors regulations at the board of directors meeting held at least once a month.

(ii) A highly independent outside director who is able to make judgments independent from the top management and make appropriate decisions, with respect to decision-making and supervising by the board of directors, will be put in place.

(iii) The corporate auditor will audit the directors' and executive officers' conduct of duties in accordance with the regulations of the board of auditors and the auditing standards of auditors.

(iv) Company auditing will be reinforced by appointing a well-informed, experienced outside auditors who can monitor the Company's operations from an objective standpoint.

(v) Apart from the board of directors and the board of auditors, the following consultative bodies will be established:

Management council: comprised of internal directors, requires auditors' attendance, deliberates on important issues of management

Strategic council: comprised of internal directors, deliberates on the clarification and direction of company-wide strategic issues

Head office board of directors liaison group: comprised of internal directors, held daily to allow exchange of information and communication

Head office executive officer council: to review the business results of each headquarter, respond to important issues and confirm the state of progress of each headquarter

Store manager council: to review the business results of each store, respond to important issues and confirm the state of progress of each store

Principal management meeting: to review the business results of each group enterprise, respond to important issues and confirm the state of progress of each group enterprise.

(vi) The Company will establish a group-headquarter system and four-headquarter system to clearly define the roles, responsibilities and authority of the organization, and introduce an executive officer system to make a clear distinction between managerial decision-making and the performance of business operations.

(2) Compliance

(i) The corporate action guidelines and employee action guidelines will be disseminated to all officers and employees.

(ii) A compliance committee acting as the consultative body to the board of directors will be established in regard to compliance management, to be chaired by the CEO and to include a legal advisor, internal director and internal auditor.

(iii) The compliance committee will strive to overhaul the foundation for internal regulations, the business management manual and establishment of a managerial system and, by conducting regular compliance training for each level of employee through the executive office, reinforce the system by which laws, ordinances and internal rules are complied with by the entire group. The internal regulations and manuals will be available for viewing and to be acknowledged by all employees through the intranet.

(iv) A department in charge of promoting compliance will be established and a person in charge of same will be put at each business headquarter, store and group company to supervise and lead business management in accordance with laws, ordinances and internal regulations on a daily basis.

(v) The compliance committee will request periodical reports from the person in charge of promoting compliance at each business headquarter, store and group company on the compliance situation for the section that person is responsible for, and will take appropriate corrective measures, establish relapse-preventative measures and ensure that those measures are implemented.

(vi) A "Daimaru Compliance Hotline" will be established as an internal whistle-blowing system that has an external informant contact (legal advisor). All employees of the group companies may use this system.

(vii) An internal audit office will be set up in the group's head office where the Company's and each group company's business will be audited, and the appropriateness and validity of business procedures will be examined, and instructions and education will be given to each of the Company's departments and group companies. Important matters will be properly reported to the board of directors and the board of corporate auditors.

(3) System to Ensure the Adequacy of Financial Reports

An internal system will be constructed in compliance with accounting rules and other related laws and ordinances, and to ensure the legality and adequacy of the financial report.

II. Provisions and Other Systems to manage the Risk of Loss

(Article 100.1(2) of the Enforcement Regulations of the Corporate Law)

1. For risks in businesses operations, the general manager of each competent department will act as the general person in charge and establish a risk check-list suited to each department, conduct analyses and manage risks, and periodically report on the management situation.

2. The strategy council etc. will discuss and determine a response policy for particularly material cases regarding the recognized risks of business operations, and each competent department will implement such policy to prevent the risk from occurring. At the same time, each competent department will aim for timely disclosure based on standards etc. in relation to the Company announcements.

3. In the event of a large-scale earthquake, fire, accident, or the like, the emergency headquarters with the CEO as the general manager will be responsible for crisis management.

III. System for the Storage and Management of Information Regarding the Directors' Conduct of Duties (Article 100.1(1) of the Enforcement Regulations of the Corporate Law)

1. Each competent department will store and manage the following documents regarding the directors' conduct of duties for the period determined by each competent department in accordance with the document management regulations and maintain a system so that such documents may be inspected at all times.

1) the minutes of the general shareholdings meeting and related documents;

2) the minutes of the board of directors meeting and related documents;

3) discussion documents, application forms, reports; and

4) relevant documents regarding financial reports.

2. A system will be established where each competent department stores and manages the minutes and related documents for the consultative body chaired by a director and other important documents regarding the directors' conduct of their duties so that such documents may be inspected at all times.

IV. System to Ensure Efficiency in the Directors' Conduct of Duties (Article 100.1(3) of the Enforcement Regulations of the Corporate Law)

1. The Company Group management organization shall consist of four headquarters and a director will act as a general manager so that the matters determined at board of directors meetings are better communicated to the executive officers and so that business is swiftly executed.

2. Based on each of their roles, responsibilities and authority, the CEO, COO and four

general managers will supervise all officers and employees so that they are informed about the management goals and mid- to long-term plan, instructed on the implementation thereof and effectively perform business operations for the achievement thereof. Also, reports confirming the state of progress for goals achieved by each division based on the management goals and mid-to long-term plans shall be requested from the executive officer council, store manager council and the principal management meeting and will be maintained.

3. The strategic council and management council shall be effectively utilized when examining and determining important company-wide matters, and shall contribute to decisions to be made by the board of directors.

V. System to Ensure Adequate Business Operations by the Corporate Group Consisting of the Company and its Subsidiaries

(Article 100.1(5) of the Enforcement Regulations of the Corporate Law)

1. Each general manager in charge shall give instructions to each group company so that an adequate internal control system is developed for the operations deemed necessary and shall construct a cooperative group system.

2. Each general manager in charge will request each company of the group he or she is responsible for to submit a business operation report monthly to the principal management meeting etc. and supervise the adequate performance of business operations.

3. The Company's officers and employees will be dispatched to group companies as outside auditors and supervise the conduct of duties.

4. The internal audit office located at the group company headquarters shall conduct audits on the daily businesses of the group company, examine the appropriateness and validity of the business process and give instructions to and educate each of the Company's departments and group companies. Material matters shall be properly reported to the board of directors and the board of auditors.

5. The compliance committee will establish a department and put a person in charge of promoting compliance in each group company, and the committee will control compliance management across the group by utilizing the consultative bodies.

6. If it is recognized that the Company's business management or the content of business instructions breaches laws, ordinances or is otherwise problematic for reasons of compliance, each group company will report to the corporate auditor or the compliance committee, whereupon the corporate auditor or compliance committee will deliver their opinion to the board of directors and may demand the establishment of a

remedial measure.

VI. Matters regarding employees appointed to assist the corporate auditors if so requested by the corporate auditors and their independence from the directors
(Article 100.3(1), (2) of the Enforcement Regulations of the Corporate Law)

1. Full-time Corporate auditor staff shall assist in the corporate auditors' duties.

2. The corporate auditor staff shall be appointed and transferred upon mutual consultation with the internal auditors.

3. The personnel evaluation for the corporate auditor staff shall be conducted upon mutual consultation with the internal auditors.

VII. System for the Directors and Employees to Report to the Corporate Auditors, other Systems to Report to the Corporate Auditors, and other Systems to Ensure that the Corporate Auditor's Audit is Conducted Effectively
(Article 100.3(3), (4) of the Enforcement Regulations of the Corporate Law)

1. The directors and employees shall report to the board of auditors when (i) a matter that will cause material damage to the Company occurs or there is the fear that it might occur, (ii) he or she discovers that a director or an employee has conducted an illegal or fraudulent act, or (iii) another matter occurs that should be reported to the board of auditors as set out by the board of auditors. Notwithstanding the foregoing, the auditors may request a report from the directors and employees at any time.

2. The corporate auditors will attend material meetings and committees such as the board of directors meeting and management meeting to grasp the process of material decision-making and the situation of business operations, and inspect material documents regarding the performance of business operations such as the discussion documents and will request the officers and employees to give an explanation in regard thereto.

3. The internal audit office shall conduct necessary audits and submit the auditing reports and perform other duties if it is requested or demanded by the corporate auditors.

4. The board of auditors shall periodically hold meetings with the representative director to develop an environment suitable for the corporate auditors to conduct audits, reinforce ties with the representative director and give feedbacks on the management of corporate auditor audits, in accordance with the regulations of the board of auditors.

(2) Basic Principle regarding the Control of Joint-Stock Companies

The Company's basic managerial principle is to achieve high growth, high earnings and high efficiency. The Company believes this basic managerial principle is the foundation for the Company to increase its corporate value and we have not made a specific determination for approaching large equity holders.

(3) Principle regarding the Determination of Distributing Surplus

The basic principle of the Company is to maintain and improve healthy financial strength and to allocate profits appropriately, by taking into consideration the profit level, future capital investment and cash-flow trends.

Consolidated Balance Sheets

(As of February 28, 2007)

(Units: millions of yen)

Item	Amount	Item	Amount
ASSETS	(375,513)	LIABILITIES	(266,205)
Current Assets	144,837	Current Liabilities	205,740
Cash and deposits	33,103	Notes payable and accounts payable-trade	75,123
Notes receivable and accounts receivable-trade	57,470	Short-term loans payable	31,782
Inventories	31,903	Bonds (redeemable within 1 year)	13,500
Deferred tax assets	6,343	Accrued corporation taxes	9,455
Other current assets	16,972	Advances received	34,870
Allowance for doubtful accounts	△ 955	Allowance for bonuses	6,116
		Allowance for directors' bonuses	185
		Reserve for sales promotion	1,881
		Other current liabilities	32,826
Fixed Assets	230,676	Fixed Liabilities	60,464
Tangible fixed assets	144,864	Bonds	9,000
Buildings and structures	80,371	Long-term loans payable	23,460
Machinery, equipment and vehicles	67	Deferred tax liabilities	1,412
Furniture and fixtures	1,070	Reserve for retirement benefits	25,197
Land	62,484	Reserve for directors' retirement allowance	110
Construction in progress	871	Other fixed liabilities	1,283
Intangible fixed assets	5,980	NET ASSETS	(109,308)
Other intangible fixed liabilities	5,980	Shareholders' Equity	98,956
Investments and other assets	79,830	Capital	20,283
Investment securities	25,166	Capital surplus	23,184
Long-term loans receivable	1,174	Earned surplus	60,982
Long-term guarantee deposits	38,103	Treasury stock	△ 5,493
Deferred tax assets	9,154	Valuation and Translation Adjustments	6,560
Other investments and other assets	7,270	Valuation and translation adjustments for other marketable securities	6,561
Allowance for doubtful accounts	△ 1,039	Deferred hedge gains and losses	△ 1
		MINORITY INTERESTS	3,791
Total Assets	375,513	Total Liabilities and Shareholders' Equity	375,513

(Note) Any fractional amount less than one million yen is omitted.

Consolidated Statement of Operations

From March 1, 2006
to February 28, 2007

(Units: millions of yen)

Item	Amount	
Net sales		835,522
Cost of sales		628,017
Gross profit on sales		207,504
Other operating income		1,510
Gross operating incor		209,015
Selling, general and adr		174,344
Operating profit		34,671
Non-operating income		
Interest income	212	
Dividend income	222	
Equity in earnings of affiliates	181	
Miscellaneous income	1,229	1,847
Non-operating expenses		
Interest expenses	1,433	
Miscellaneous expenses	1,732	3,165
Ordinary profit		33,353
Extraordinary profit		
Gain on sales of fixed assets	4,260	
Gain on sales of investment securities	1,536	5,797
Extraordinary losses		
Loss on sales of fixed assets	80	
Loss on retirement of fixed assets	405	
Impairment losses	1,125	
Expenses before opening new stores	363	1,974
Net income before income taxes		37,175
Income, inhabitant and enterprise taxes	13,624	
Income tax adjustment	5,659	19,284
Minority interests in earnings of consolidated subsidiaries		586
Net income		17,304

(Note) Any fractional amount less than one million yen is omitted.

Consolidated Statement of Changes in Shareholders' Equity, etc.

(From March 1, 2006
to February 28, 2007)

(Units: millions of yen)

	Shareholders' Equity					Valuation and Translation Adjustments			Minority Interests	Total Shareholders' Equity
	Capital	Capital surplus	Earned surplus	Treasury stock	Total Shareholders' Equity	Other investments Securities Valuation and Translation Adjustments	Deferred hedge gains and losses	Total valuation and translation adjustments		
Balance as of February 28, 2006	20,283	23,184	46,578	Δ5,459	84,586	7,216	–	7,216	3,273	95,076
Change during consolidated fiscal year										
Dividends			Δ2,768		Δ2,768					Δ2,768
Bonuses to directors			Δ121		Δ121					Δ121
Net income			17,304		17,304					17,304
Acquisition of treasury stock				Δ118	Δ118					Δ118
Disposal of treasury stock			Δ11	84	73					73
Change in items other than shareholders equity during consolidated fiscal year (net)						Δ655	Δ1	Δ656	518	Δ137
Total change during consolidated fiscal year	–	–	14,403	Δ34	14,369	Δ655	Δ1	Δ656	518	14,231
Balance as of February 28, 2007	20,283	23,184	60,982	Δ5,493	98,956	6,561	Δ1	6,560	3,791	109,308

(Note) Any fractional amount less than one million yen is omitted.

Notes to Consolidated Financial Statements

Notes on Important Matters Pertaining to the Basis of Presenting Consolidated Financial Statements

1. Scope of consolidation

(1) Consolidated subsidiaries 21 (Including The Hakata Daimaru, Inc., The Shimonoseki Daimaru, Inc., Kochi Daimaru Co., Ltd., Daimaru Peacock Co., Ltd. and Daimaru Kogyo, Ltd. etc.)

From the consolidated fiscal year under review, the administrative outsourcing division of Daimaru Information Center Co., Ltd. was spun off, and Daimaru Business Support Co., Ltd. established to take over operations and included is in the scope of consolidation.

(2) Non-consolidated subsidiaries 9 (Including Hakata Daimaru Tomo no Kai Co., Ltd. and Hakata Daimaru Card Service Co., Ltd. etc.)

Total assets, net sales, net income and loss (equity equivalent) and retained earnings (equity equivalent) of non-consolidated subsidiaries are eliminated from consolidation because they do not have a material effect on the consolidated financial statements.

2. Application of equity method

(1) Equity method has been applied to:
4 affiliates (Hakuseisha Co., Ltd., Shinsaibashi Kyodo Center Building Co., Ltd., Yaesu Shopping Mall Co., Ltd. and JP Logi Service Co., Ltd.)

(2) Equity method has not been applied to:
9 non-consolidated subsidiaries (Including Hakata Daimaru Tomo no Kai Co., Ltd. and Hakata Daimaru Card Service Co., Ltd.)
2 affiliates (BIG STEP CO., LTD. and Goko Ltd.)
The above-mentioned non-consolidated subsidiaries and affiliates are not accounted for by the equity method because their effects on net income and earned surplus for the fiscal year under review are minor and they are of no significance as a whole.

(3) For the equity-method affiliates whose closing dates differ from that of the consolidated closing date, the financial statements for the fiscal years of such affiliates are reported.

3. Fiscal years of consolidated subsidiaries
The closing dates of all consolidated subsidiaries are the same as the consolidated closing date.

4. Accounting principles

(1) Appraisal of important assets

(i) Securities

Other securities

with available fair market values:	By the market value method based on market value as of the last day of the consolidated fiscal year under review (Valuation difference is included directly in shareholders' equity and the cost of securities sold is determined by the moving average method.)
without available fair market values:	By the moving average cost method
(ii) Inventories:	Principally by the reduction-to-retail cost method
(iii) Derivatives:	By the market value method

(2) Depreciation of important depreciable assets

(i) Tangible fixed assets

Buildings and structures are depreciated principally by the straight-line method and other tangible fixed assets are depreciated principally by the declining balance method.

(ii) Intangible fixed assets

Straight-line method. However, Software for internal use is amortized by the straight-line method over the usable period of five years for in-house use.

(3) Accounting for deferred assets

Development expenses (Expenses before opening new stores)	Fully charged to income when paid.

(4) Significant allowances and reserves

(i) Allowance for doubtful accounts

The allowance for doubtful accounts is provided in estimated amount of uncollectible accounts. With respect to normal receivables, the actual loan loss ratio is used, and for certain doubtful receivables, the collectibility has been examined individually.

(ii) Allowance for bonuses

The accrued bonuses are stated in estimated amount to be paid in the future.

(iii) Allowance for directors' bonuses

The accrued directors' bonuses are stated in estimated amount to be paid in the future.

(iv) Reserve for sales promotion

With respect to unused vouchers issued on the promotional point card system, the reserve for sales promotion is provided as being the projected amount of such unused vouchers to be used in the future, which has been estimated based on the actual rate of collection in the past, and the amount of such vouchers expected to become available in the future due to the switch to the new card.

(v) Reserve for retirement benefits

The reserve for employees' retirement benefits is provided as the amount recognized at the end of the consolidated fiscal year under review based on the estimated amount of retirement benefit obligations and pension assets as of that date. Prior service costs are recorded as expenses by the straight-line method over a given period (10 to 12 years) within the employees' average estimated remaining length of service from the year in which they arise. Actuarial gains or losses are recorded as expenses in equal amounts obtained by the straight-line method over a given period (10 to 12 years) within the employees' average estimated remaining length of service from the consolidated fiscal year after that in which they arise.

(vi) Reserve for directors' retirement allowance

In order to provide for retirement allowances of directors' in some consolidated subsidiaries, a reserve is provided as being the amount that needs to be paid at the end of the consolidated fiscal year in accordance with internal regulations.

(5) Foreign currency translation of significant assets and liabilities dominated in foreign currencies into Japanese yen. Monetary assets and liabilities dominated in foreign currencies are translated into yen at the year-end spot exchange rates and the differences arising from translation adjustments are presented as gains or losses. Foreign monetary assets and liabilities covered by forward exchange contracts are translated into yen at the relevant contracted forward exchange rates.

(6) Accounting for significant lease transactions

Except for leases in which the of ownership of the leased assets is deemed to be transfer red to lessees, finance lease transactions are accounted for by the same method as normal operating lease transactions.

(7) Significant hedge accounting method

(i) Method of hedge accounting

Deferral hedge accounting is used. Appropriation accounting is adopted for foreign monetary assets and liabilities covered by forward exchange contracts, and exceptional accounting is adopted for interest rate

swap and interest cap if they meet the requirements for such accounting.

(ii) Means of hedging and hedged items

Means of hedging: Forward exchange contracts, interest rate swap agreements and interest cap trading

Hedged items: Operating receivables and payables dominated in foreign currencies, loans payable and interest on loans payable

(iii) Hedging policy

The Group intends to hedge against currency risks and interest rate risks based on its risk management policy.

(8) Accounting for consumption taxes

The tax exclusion method is used.

5. Appraisal of assets and liabilities of consolidated subsidiaries

The assets and liabilities of consolidated subsidiaries are all estimated by the market value method.

Accounting Changes

1. Accounting standards for depreciation of fixed assets

From this consolidated fiscal year onwards "Accounting Standards for Depreciation of Fixed Assets" ("Report on the Establishment of Accounting Standards for Depreciation of Fixed Assets" (Business Accounting Council, August 9, 2002)) and the "Policy for the Application of Accounting Standards for Depreciation of Fixed Assets" (Accounting Standards Board of Japan Guidance No. 6, October 31, 2003) will apply.

This resulted in net income before income taxes decreasing by 1,125 million yen.

Cumulative impairment losses are directly deducted from respective assets.

2. Accounting standards for directors' bonuses

From this consolidated fiscal year, "Accounting Standards for Directors' Bonuses" (Accounting Standards Board of Japan Guidance No. 4, November 29, 2005) will apply.

As a result, operating income, ordinary income and net income before tax decreased by 185 million yen.

3. Accounting standards for the display of net assets in the balance sheets

From this consolidated fiscal year, Accounting Standards for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan Statement No. 5, December 9, 2005) and Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan Guidance No. 8, December 9, 2005) apply.

The total amount originally include in the Shareholders' Equity Section is 105,517 million yen.

Notes on the Consolidated Balance Sheets

1. Accumulated depreciation of tangible fixed assets 126,926 million yen

2. Assets pledged as collateral

Buildings and structures	16,327	million yen
Land	12,919	million yen
Investment securities	875	million yen
Long-term deposits	32	million yen
Debt backed by collateral	18,883 million yen	

3. Balance of outstanding notes receivable due to securitization of receivables 3,505 million yen

4. Guarantee liabilities outstanding

Guarantees for employees' home loans	189	million yen
Guarantee for bank loan to SDS Planning Co., Ltd. (sub-subsidiary)	421	million yen
Payment guarantee for Daimaru Kogyo, Ltd.	83	million yen
Total	693	million yen

5. Unused portions of loan commitments 15,000 million yen

Notes on the Consolidated Statement of Changes in Shareholders' Equity, etc.

1. Total shares outstanding as of the last day of the consolidated fiscal year
   270,830,356 common shares

2. Dividends paid during the consolidated fiscal year under review

Resolution	Share class	Dividend amount (million yen)	Dividend per share (yen)	Reference date	Payment date
May 25, 2006 Ordinary general shareholders' meeting	Common shares	1,450	5.50	February 28, 2006	May 26, 2006
October 10, 2006 Board Meeting	Common shares	1,318	5.00	August 31, 2006	November 20, 2006

3. Dividends paid after the end of the consolidated fiscal year under review

Resolution	Share class	Source of dividends	Dividend amount (million yen)	Dividend per share (yen)	Reference date	Payment date
April 9, 2007 Board Meeting	Common shares	Earned surplus	1,582	6.00	February 28, 2007	May 2, 2007

4. Class and number of shares covered by share acquisition rights on the last day of the consolidated fiscal year (excluding those for which the start of the exercise period has not started)

   Stock option based on resolution of the ordinary general shareholders' meeting held on May 23, 2002
   Common shares 120,000
   Stock option based on resolution of the ordinary general shareholders' meeting held on May 22, 2003
   Common shares 155,000
   Stock option based on resolution of the ordinary general shareholders' meeting held on May 27, 2004
   Common shares 240,000
   Stock option based on resolution of the ordinary general shareholders' meeting held on May 26, 2005
   Common shares 240,000

Per Share Information

1. Net assets per share 400.29 yen
2. Net income per share 65.65 yen

Note on Subsequent Material Events

Conclusion of a Letter of Understanding regarding a corporate merger

The Company and Matsuzakaya Holdings Co., Ltd. reached a basic agreement on the establishment of a joint holding company through a share transfer, and concluded a "Letter of Understanding on Corporate Merger" based on resolutions by the boards of both companies on March 14, 2007.

The form of the merger may change based on discussion between the two companies while carrying out procedures in future.

The objectives of the merger are to achieve optimal utilization of the management resources of the two companies including personnel, know-how, assets held and financial strength, and to maximize corporate value by increasing speed. In the merger, the two companies will maintain their respective department store trading names to utilize the locally-oriented business foundations of the two companies, while advancing on equal footing by respecting the history and corporate culture of each respective company. This merger is an ideal combination of Daimaru, which boasts the leading share west of Kansai and Matsuzakaya Holdings, which has the leading share in the Chubu region, and we will attempt to quickly bring about the effects of the merger and aim to become the leading company in the retail industry in terms of both quality and quantity centered on Department Stores.

Balance Sheets

(February 28, 2007)

(Units: millions of yen)

Item	Amount	Item	Amount
ASSETS	(268,321)	LIABILITIES	(185,191)
Current Assets	94,816	Current Liabilities	145,117
Cash and deposits	29,352	Notes payable	558
Notes receivable	142	Accounts payable-trade	36,162
Accounts receivable-trade	15,470	Short-term loans payable	22,976
Merchandise	16,772	Bonds (redeemable within 1 year)	13,500
Supplies	212	Accounts payable-other	4,675
Prepaid expenses	939	Accrued corporation taxes	5,250
Short-term loans receivable	26,984	Accrued consumption taxes	1,065
Deferred tax assets	3,142	Accrued expenses	1,821
Other current assets	3,071	Advances received	14,760
Allowance for doubtful accounts	△ 1,272	Deposits received	39,841
		Allowance for bonuses	3,772
		Allowance for directors' bonuses	110
		Reserve for sales promotion	422
		Other current liabilities	200
Fixed Assets	173,505	Fixed Liabilities	40,074
Tangible fixed assets	96,544	Bonds	9,000
Buildings and structures	55,678	Long-term loans payable	14,669
Vehicles and furniture/fixtures	388	Reserve for retirement benefits	15,968
Land	40,152	Other fixed liabilities	436
Construction in progress	325		
Intangible fixed assets	3,763	SHAREHOLDERS' EQUITY	(83,129)
Leasehold land	1,182	Shareholders' Equity	77,669
Software	2,395	Capital	20,283
Other intangible fixed liabilities	186	Capital surplus	23,184
Investments and other assets	73,196	Capital reserve	23,184
Investment securities	18,944	Earned surplus	39,649
Investments in subsidiaries	13,817	Earned surplus reserve	4,657
Long-term loans receivable	7,501	Other earned surplus	34,992
Long-term guarantee deposits	22,576	Reserve for accelerated depreciation of fixed assets	2,127
Long-term prepaid expenses	6,161	Contingent reserve	18,000
Deferred tax assets	5,888	Unappropriated retained earnings	14,864
Other investments	295	Treasury stock	△ 5,447
Allowance for doubtful accounts	△ 1,987	Valuation and Translation Adjustments	5,460
		Valuation and translation adjust	5,460
Total Assets	268,321	Total Liabilities and Shareholders' Equity	268,321

(Note) Any fractional amount less than one million yen is omitted.

261

Statement of Operations

From March 1, 2006
to February 28, 2007

(Units: millions of yen)

Item	Amount	
Net sales		470,756
Cost of sales		344,129
Gross profit on sales		126,627
Other operating income		1,694
Gross operating incorr		128,321
Selling, general and adr		107,499
Operating profit		20,822
Non-operating income		
Interest income	348	
Dividend income	1,056	
Miscellaneous income	713	2,119
Non-operating expenses		
Interest expenses	1,147	
Miscellaneous expenses	265	1,412
Ordinary profit		21,528
Extraordinary profit		
Gain on sales of fixed assets	4,260	
Gain on sales of investment securities	304	4,565
Extraordinary losses		
Loss on retirement of fixed assets	207	
Expenses before opening new stores	236	443
Net income before tax		25,650
Income, inhabitant and enterprise taxes	8,017	
Income tax adjustment	4,982	12,999
Net income		12,651

(Note) Any fractional amount less than one million yen is omitted.

Statement of Changes in Shareholders' Equity, etc.

(From March 31, 2006
to February 28, 2007)

(Units: millions of yen)

	Shareholders' Equity										Valuation and translation	
	Capital	Capital surplus	Earned surplus						Treasury stock	Total shareholders' equity	Valuation and translation adjustments for other marketable securities	Total Net Assets
		Capital reserve	Earned surplus reserve	Other earned surplus				Total earned surplus				
				Reserve for accelerated depreciation of fixed assets	Reserve for special account for accelerated depreciation of fixed assets	Contingent reserve	Unappropriated retained earnings					
Balance as of February 28, 2006	20,283	23,184	4,657	1,854	426	10,000	12,940	29,878	Δ5,416	67,930	5,632	73,562
Change during business year												
Accumulation of reserve for accelerated depreciation of fixed assets				382			Δ382	–		–		–
Use of reserve for accelerated depreciation of fixed assets				Δ108			108	–		–		–
Use of reserve for special account for accelerated depreciation of fixed assets					Δ426		426	–		–		–
Accumulation of contingent reserve						8,000	Δ8,000	–		–		–
Dividends							Δ2,768	Δ2,768		Δ2,768		Δ2,768
Bonuses to directors							Δ100	Δ100		Δ100		Δ100
Net income							12,651	12,651		12,651		12,651
Acquisition of treasury stock									Δ116	Δ116		Δ116
Disposal of treasury stock							Δ11	Δ11	84	73		73
Change in items other than shareholders equity during consolidated fiscal year (net)											Δ172	Δ172
Total change during business year	–	–	–	273	Δ426	8,000	1,924	9,771	Δ31	9,739	Δ172	9,566
Balance as of February 28, 2007	20,283	23,184	4,657	2,127	–	18,000	14,864	39,649	Δ5,447	77,669	5,460	83,129

(Note) Any fractional amount less than one million yen is omitted.

Notes to Non-Consolidated Financial Statements

Notes on Important Accounting Policies

1.Appraisal standards and appraisal methods of securities

Investments in subsidiaries and affiliates	By the moving average cost method
Other securities	
with available fair market values:	By the market value method based on market value as of the last day of the fiscal year under review (Valuation difference is included directly in net assets and the cost of securities sold is determined by the moving average method.)
without available fair market values:	By the moving average cost method

2.Appraisal standards and appraisal methods of inventories

Merchandise	By the reduction-to-retail cost method. However, the individual cost method of book inventory is used for imported goods not yet delivered.
Supplies	By the first-in first-out cost method

3.Depreciation of fixed assets

Tangible fixed assets	
Buildings and structures	By the straight-line method
Vehicles and furniture/fixtures	By the declining balance method
Intangible fixed assets	By the straight-line method However, software for internal use is amortized by the straight-line method over the usable period for in-house use (five years).

4.Accounting for deferred assets

Development expenses (Expenses before opening new stores)	Fully charged to income when paid

5. Accounting standards for allowances and reserves

Allowance for doubtful accounts	The allowance for doubtful accounts is provided in estimated amount of uncollectible accounts. With respect to normal receivables, the actual loan loss ratio is used, and for certain doubtful receivables, the collectibility has been examined individually.
Allowance for bonuses	The accrued bonuses are stated in estimated amount to be paid in the future.
Allowance for directors" bonuses	The accrued directors' bonuses are stated in estimated amount to be paid in the future.
Reserve for sales promotion	With respect to unused vouchers issued on the promotional point card system, the reserve for sales promotion is provided as being the projected amount of such unused vouchers to be used in the future, which has been estimated based on the actual rate of collection in the past, and the amount of such vouchers expected to become available in the future due to the switch to the new card.
Reserve for retirement benefits	The reserve for employees' retirement benefits is provided as the amount recognized at the end of the fiscal year under review based on the estimated amount of retirement benefit obligations and pension assets as of that date. Prior service costs are recorded as expenses by the straight-line method over a given period (12 years) within the employees' average estimated remaining length of service from the year in which they arise. Actuarial gains or losses are recorded as expenses in equal amounts obtained by the

straight-line method over a given period (12 years) within the employees' average estimated remaining length of service from the fiscal year after that in which they arise.

6. Accounting for lease transactions — Except for leases in which the of ownership of the leased assets is deemed to be transferred to lessees, finance lease transactions are accounted for by the same method as normal operating lease transactions.

7. Accounting for consumption taxes — The tax exclusion method is used.

Accounting Changes

1. Accounting standards for depreciation of fixed assets

From this fiscal year onwards "Accounting Standards for Depreciation of Fixed Assets" ("Report on the Establishment of Accounting Standards for Depreciation of Fixed Assets" (Business Accounting Council, August 9, 2002)) and the "Policy for the Application of Accounting Standards for Depreciation of Fixed Assets" (Accounting Standards Board of Japan Guidance No. 6, October 31, 2003) will apply.

This has no effect on earnings.

2. Accounting standards for directors' bonuses

From this fiscal year, "Accounting Standards for Directors' Bonuses" (Accounting Standards Board of Japan Guidance No. 4, November 29, 2005) will apply.

As a result, operating income, ordinary income and net income before tax decreased by 110 million yen.

3. Accounting standards for the display of net assets in the balance sheets

From this fiscal year, Accounting Standards for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan Statement No. 5, December 9, 2005) and Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan Guidance No. 8, December 9, 2005) apply.

The total amount originally include in the Shareholders' Equity Section is 83,129 million yen.

Notes on the Balance Sheet

1. Short-term money credit receivable from subsidiaries	27,004 million yen
Long-term money credit receivable from subsidiaries	7,149 million yen
Short-term debt payable to subsidiaries	34,476 million yen
Long-term debt payable to subsidiaries	152 million yen
2. Accumulated depreciation of tangible fixed assets	82,645 million yen
3. Assets pledged as collateral	
Buildings and structures	10,053 million yen
Land	1,330 million yen
Debt backed by collateral	12,385 million yen

4. In addition to the fixed assets stated in the non-consolidated balance sheet, some vehicles and furniture/fixtures are provided by lease.

5. Guarantee liabilities outstanding

Guarantees for employees' home loans	135 million yen
Guarantees for issue of vouchers	332 million yen
Total	468 million yen

6. Loan commitments

Unused portion of loan commitments	15,000 million yen

Notes on the Non-consolidated Statement of Operations

1. Sales to affiliates	273 million yen
2. Other operating income from affiliates	1,418 million yen
3. Purchases from affiliates	10,645 million yen
4. Selling, general and administrative expenses with affiliates	26,606 million yen

5. Transactions other than the normal operation with affiliates 3,696 million yen

Notes on the Statement of Changes in Shareholders' Equity, etc.

Class and number of treasury shares

(Units: shares)

Share class	Shares at end of previous fiscal year	Increase in shares during fiscal year under review	Decrease in shares during fiscal year under review	Shares at end of fiscal year under review
Common shares	7,153,910	75,976	111,218	7,118,668

(Note) 1. The increase in treasury shares resulted from the purchase of odd stock (75,976 shares).

2. The increase in treasury shares resulted from the exercise of share acquisition rights (105,000 shares) and requests to purchase shares to even up odd stock (6,218 shares).

Notes on Tax Effects

Breakdown of causes of deferred tax assets and deferred tax liabilities

Deferred tax assets	
Retirement benefit trust securities	4,648 million yen
Amount of retirement benefit reserve exceeding limit for inclusion in expenses	4,299 million yen
Loss from valuation of assets due to merger	4,109 million yen
Allowance for bonuses	1,531 million yen
Amount of allowance for doubtful accounts exceeding limit for inclusion in expenses	1,252 million yen
Accrued enterprise taxes	437 million yen
Loss from valuation of shares	423 million yen
Accrued insurance premiums	207 million yen
Reserve for sales promotion	171 million yen
Accrued business facility taxes	119 million yen
Other	642 million yen
Subtotal of deferred tax assets	17,843 million yen
Valuation reserve	△3,214 million yen
Total deferred tax assets	14,629 million yen
Deferred tax liabilities	
Reserve for accelerated depreciation of fixed assets	△1,866 million yen
Valuation and translation adjustments for other marketable securities	△3,732 million yen
Total deferred tax liabilities	△5,598 million yen
Net deferred tax assets	9,030 million yen

The net amount of deferred tax assets is included in the following items in the Balance Sheet.

Current assets - Deferred tax assets	3,142 million yen
Fixed assets - Deferred tax assets	5,888 million yen

Notes on Fixed Assets Using Leases

Finance lease transactions other than leases in which the of ownership of the leased assets is deemed to be transferred to lessees

1. Equivalent purchase value of leased property, equivalent accumulated depreciation and equivalent year-end balance

	Equivalent purchase value	Equivalent accumulated depreciation	Equivalent year-end balance
Vehicles and furniture/fixtures	4,332 million yen	2,761 million yen	1,570 million yen

2. Year-end balance of prepaid lease payments

1 year or less	625 million yen
More than 1 year	944 million yen
Total	1,570 million yen

(Note) Calculation of the equivalent purchase value and year-end balance of prepaid lease payments are included in interest payments as the proportion of the year-end balance of fixed assets made up by prepaid lease payments is low.

3. Payable lease payments and equivalent depreciation

Payable lease payments	696 million yen
Equivalent depreciation	696 million yen

4. Method used for calculating equivalent depreciation
The straight line method is used with the lease period as the useful life and the residue value as 0.

Per Share Information

1. Net assets per share	315.23 yen
2. Net income per share	47.97 yen

Notes on Transactions with Related Parties

Subsidiaries, affiliates, etc.

(Units: millions of yen)

Type	Company name	Proportion of voting rights held by (in) Daimaru	Relationship with related party	Transaction details	Transaction value	Item	Year-end balance
Subsidiary	Daimaru Peacock Co., Ltd.	100% directly held by Daimaru	Interlocking directors	Lending of funds (Note 1) Receipt of interest (Note 1)	— 181	Short-term loans receivable Long-term loans receivable	12,112 5,277
Subsidiary	Imabari Daimaru Co., Ltd.	100% directly held by Daimaru	Interlocking directors	Lending of funds (Note 2) Receipt of interest (Note 2)	— 29	Short-term loans receivable Long-term loans receivable (Note 3)	1,984 1,430

Business terms and method for determining business terms

(Note 1) The interest rate used in lending of funds to Daimaru Peacock Co., Ltd. is determined rationally giving consideration to the market rate. The terms of repayment for long-term loans are a term of 10 years paid in 6-month installments. No collateral has been pledged.

(Note 2) The interest rate used in lending of funds to Imabari Daimaru Co., Ltd. is determined rationally giving consideration to the market rate. Exemption measures have been implemented for some of the interest receivable. The terms of repayment for long-term loans are a term of 15 years paid in 6-month installments. Store and land property of Imabari Daimaru Co., Ltd. has been pledged as collateral.

(Note 3) 2,000 million yen has been allocated to the allowance for doubtful accounts to cover loans to Imabari Daimaru Co., Ltd.

Note on Subsequent Material Events

See the Consolidated Notes (Note on Subsequent Material Events) on Page 8 of the consolidated financial statements.

Audit Report of Consolidated Financial Statements by Independent Auditors

Independent Auditors' Report

April 3, 2007

To the Board of Corporate Auditors of The Daimaru, Inc.

Shin Nihon & Co.

Designated Member Partner	CPA	Kenji Nishihara
Designated Member Partner	CPA	Kenji Sasaki
Designated Member Partner	CPA	Hiroyuki Koichi

In accordance with the provisions of Article 444.4 of the Company Law, we have audited the consolidated financial statements of The Daimaru Inc. made up of the Consolidated Balance Sheet, Consolidated Statement of Operations, Consolidated Statement of Changes in Shareholders' Equity, etc. and Consolidated Notes for the consolidated fiscal year from March 1, 2006 to February 28, 2007. The preparation of these consolidated financial statements is the responsibility of the Company's management, and our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit is conducted on a test basis, and also includes assessing the accounting principles and methods used and significant estimates made by management, as well as evaluating the presentation of consolidated financial statements as a whole. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the assets and earnings of The Daimaru Inc. and the corporate group made up of consolidated subsidiaries for the period covered by the consolidated financial statements in conformity with accounting principles and practices generally accepted in

Japan.

Additional information

1. As the Company is applying accounting standards for the depreciation of fixed assets from this consolidated fiscal year as stated in the Accounting Changes, the consolidated financial statements have been prepared in accordance with these accounting standards.

2. As stated in the Note on Subsequent Material Events "Conclusion of a Letter of Understanding regarding a corporate merger", the Company and Matsuzayaka Holdings Co., Ltd. have concluded a letter of agreement on a corporate merger.

There are no interests between the Company and Shin Nihon & Co. or its Partners that should be disclosed pursuant to the provisions of the Certified Public Accountant Law.

Audit Report on the Consolidated Financial Statements

The Board of Corporate Auditors has received the reports concerning the consolidated financial statements (Consolidated Balance Sheet, Consolidated Statement of Operations, Consolidated Statement of Changes in Shareholders' Equity, etc. and Consolidated Notes) for the 123rd fiscal year March 1, 2006 through February 28, 2007 prepared by each of the auditors. After discussing the reports we have prepared this Audit Report and report as follows.

1. Method and Details of Audit Performed by Corporate Auditors and the Board of Corporate Auditors

The Board of Corporate Auditors determined the audit policy and division of responsibilities, received reports on the status and results of audits from corporate auditors, received reports on the status of execution of duties from directors and corporate auditors, and requested explanations when necessary.

Each corporate auditor received reports on the financial statements from directors and employees in accordance with the audit policy and division of responsibilities determined by the Board of Corporate Auditors, and requested explanations when necessary. Moreover, in addition to monitoring and examining whether the independent auditor maintained an independent position and performed auditing appropriately, we received reports from the independent auditor on the execution of its duties and requested explanations when necessary. We also notified the independent auditor that we are preparing a "system for ensuring duties are carried out properly" (Items shown in Article 159 of the Corporate Accounting Rules) in accordance with the "Quality Control Standards for Audits" (Business Accounting Council, October 28, 2005). The above methods were used to examine the consolidated financial stratements for the fiscal year under review.

2. Result of audit

In our opinion, the audit procedures and audit results received from the independent auditor Shin Nihon & Company are appropriate.

April 6, 2007

The Daimaru, Inc. Board of Corporate Auditors

Corporate Auditor (Full-time)	Hiroshi Kitano
Corporate Auditor (Full-time)	Yasuo Araya
Corporate Auditor	Masafumi Ohnishi
Corporate Auditor	Takeshi Furuta

(Note) Corporate Auditor Masafumi Ohnishi and Corporate Auditor Takeshi Furuta are outside corporate auditors as stipulated in Article 2.16 and Article 335.3 of the Company Law.

Audit Report by Independent Auditors

Independent Auditors' Report

April 3, 2007

To the Board of Corporate Auditors of The Daimaru, Inc.

Shin Nihon & Company

Designated Member Partner	CPA	Kenji Nishihara
Designated Member Partner	CPA	Kenji Sasaki
Designated Member Partner	CPA	Hiroyuki Koichi

In accordance with the provisions of Article 436.2.1 of the Company Law, we have audited the consolidated business report of The Daimaru Inc. made up of the Balance Sheet, Statement of Operations, Statement of Changes in Shareholders' Equity, etc. and Individual Notes and their accompanying notes for the 123rd fiscal year from March 1, 2006 to February 28, 2007. The preparation of these financial statements and accompanying notes is the responsibility of the Company's management, and our responsibility is to express an opinion on these financial statements and accompanying notes based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan.

Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and accompanying notes are free of material misstatement. An audit is conducted on a test basis, and also includes assessing the accounting principles and methods used and significant estimates made by management, as well as evaluating the presentation of financial statements and accompanying notes as a whole. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and accompanying notes referred to above present fairly, in all material respects, the assets and earnings of The Daimaru Inc. for the period covered by the financial statements and accompanying notes in conformity with accounting

principles and practices generally accepted in Japan.

Additional information

As stated in the Note on Subsequent Material Events "Conclusion of a Letter of Understanding regarding a corporate merger", the Company and Matsuzayaka Holdings Co., Ltd. have concluded a letter of agreement on a corporate merger.

There are no interests between the Company and Shin Nihon & Co. or its Partners that should be disclosed pursuant to the provisions of the Certified Public Accountant Law.

Audit Report

The Board of Corporate Auditors has received the reports of the business performance of the directors during the 123rd fiscal year from March 1, 2006 through February 28, 2007 from each of the corporate auditors. After discussing the reports we have prepared this Audit Report and report as follows.

1. Method and Details of Audit Performed by Corporate Auditors and the Board of Corporate Auditors

The Board of Corporate Auditors determined the audit policy and division of responsibilities, received reports on the status and results of audits from corporate auditors, received reports on the status of execution of duties from directors and corporate auditors, and requested explanations when necessary.

Each of the auditors worked to communicate with directors, the internal auditing division and other employees, made efforts to gather information and establish the audit environment, in addition to attending the meetings of the Board of Directors and other important meetings, receiving reports from the directors and other managers on their duties, requesting explanations when required, reading documents concerning matters such as important decisions, and investigating the conditions of the business and financial conditions at the head office and the main branches. Furthermore, when necessary to ensure the execution of the duties of directors complied with the Law and the Articles of Incorporation and to ensure appropriate joint-stock company operations, corporate auditors also monitored and investigated the details of the board resolution on the establishment of a system stipulated in Article 100.1 and 100.3 of the Company Law Enforcement Regulations and the system (Internal control system) established based on this resolution. We worked to communicate and exchange information with the directors of subsidiaries and received reports on operations from subsidiaries when necessary. The above methods were used to examine the business report and accompanying notes for the fiscal year under review.

Furthermore, in addition to monitoring and examining whether the independent auditor maintained an independent position and performed auditing appropriately, we received reports from the independent auditor on the execution of its duties and requested explanations when necessary. We also notified the independent auditor that we are preparing a "system for ensuring duties are carried out properly" (Items shown in Article 159 of the Corporate Accounting Rules) in

accordance with the "Quality Control Standards for Audits" (Business Accounting Council, October 28, 2005). The above methods were used to examine the financial statements (Balance Sheet, Statement of Operations, Statement of Changes in Shareholders' Equity and individual notes) and accompanying notes for the fiscal year under review.

2. Result of audit

(1) Result of audit of business report

i. The Business Report fairly represents the condition of the company in accordance with the law and the Articles of Incorporation of the company.

ii. We have determined that there were no serious occurrences of dishonest or false activity or violations of any laws or the company's Articles of Incorporation by any of the directors in carrying out their duties.

iii. We believe the details of resolutions of the Board of Directors regarding the internal control system are appropriate. We found no matters of note regarding the execution of duties of directors regarding the internal control system.

(2) Result of audit of financial statements and accompanying notes

In our opinion, the audit procedures and audit results received from the independent auditor Shin Nihon & Company are appropriate.

April 6, 2007

The Daimaru, Inc. Board of Corporate Auditors

Corporate Auditor (Full-time)	Hiroshi Kitano
Corporate Auditor (Full-time)	Yasuo Araya
Corporate Auditor	Masafumi Ohnishi
Corporate Auditor	Takeshi Furuta

(Note) Corporate Auditor Masafumi Ohnishi and Corporate Auditor Takeshi Furuta are outside corporate auditors as stipulated in Article 2.16 and Article 335.3 of the Company Law.

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